Filed Pursuant to Rule 424(b)(3)
Registration No. 333-183810

MERGER PROPOSAL – YOUR VOTE IS VERY IMPORTANT

New England Bancshares, Inc. and United Financial Bancorp, Inc. entered into an agreement and plan of merger under which New England Bancshares will merge into United Financial Bancorp with United Financial Bancorp as the surviving entity. This is referred to in this document as the “merger”. If the merger is completed, each share of New England Bancshares common stock will be converted into the right to receive 0.9575 of a share of United Financial Bancorp common stock. New England Bank, the subsidiary of New England Bancshares, and United Bank, the subsidiary of United Financial Bancorp, entered into a plan of bank merger under which New England Bank will merge into United Bank, with United Bank as the surviving entity. This is referred to in this document as the “bank merger”.

The common stock of United Financial Bancorp is listed on The Nasdaq Global Select Market under the symbol “UBNK.” The closing price of United Financial Bancorp common stock on May 30, 2012, the day the agreement and plan of merger was signed, was $14.87, which represented a value of $14.23 per share of New England Bancshares common stock. The closing price of United Financial Bancorp common stock on September 20, 2012, the most recent practicable trading day before the date of this document, was $14.24, which, based on the 0.9575 exchange ratio, represents a value of $13.63 per share of New England Bancshares common stock. The market prices for both New England Bancshares common stock and United Financial Bancorp common stock will fluctuate before the merger. We urge you to obtain current market quotations for both the New England Bancshares common stock and United Financial Bancorp common stock.

We cannot complete the merger unless we obtain all applicable shareholder and regulatory approvals.

The places, dates and times of the shareholders meetings are as follows:

For United Financial Bancorp shareholders:	For New England Bancshares shareholders:
Springfield Marriott	Holiday Inn
2 Boland Way	One Bright Meadow Boulevard
Springfield, Massachusetts	Enfield, Connecticut
November 1, 2012	November 1, 2012
11:00 a.m., local time	1:00 p.m., local time

The board of directors of each of United Financial Bancorp and New England Bancshares has unanimously determined that the merger is in the best interests of its respective shareholders and recommends that its respective shareholders vote “FOR” the proposal to approve and adopt the agreement and plan of merger.

This document contains information that you should consider in evaluating the proposed merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 11 for a discussion of certain risk factors relating to the merger.

We look forward to seeing you at the shareholder meetings and we appreciate your continued support.

Richard B. Collins	David J. O’Connor
Chairman, President and Chief Executive Officer	President and Chief Executive Officer
United Financial Bancorp, Inc.	New England Bancshares, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or completeness of this proxy statement/prospectus. Any representation to the contrary is a criminal offense. The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Proxy statement/prospectus dated September 21, 2012

and first mailed to shareholders of United Financial Bancorp and New England Bancshares

on or about September 27, 2012.

This document incorporates important business and financial information about United Financial Bancorp from documents filed with the U.S. Securities and Exchange Commission or “SEC” that have not been included in or delivered with this document. You may read and copy these documents at the Securities and Exchange Commission’s public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet site the SEC maintains at http://www.sec.gov. See “Where You Can Find More Information” on page 149.

You also may request copies of these documents from United Financial Bancorp. United Financial Bancorp will provide you with copies of these documents, without charge, upon written or oral request to:

United Financial Bancorp

95 Elm Street

West Springfield, Massachusetts 01089

Attention: Terry J. Bennett

Telephone: (413) 787-1700

If you are a United Financial Bancorp or New England Bancshares shareholder and would like to request documents from United Financial Bancorp, please do so by October 25, 2012 to receive them before the shareholder meeting.

UNITED FINANCIAL BANCORP, INC.

95 Elm Street

West Springfield, Massachusetts 01089

Notice of Special Meeting of Shareholders to be held November 1, 2012

To the shareholders of United Financial Bancorp:

A special meeting of shareholders of United Financial Bancorp, Inc. will be held at 11:00 a.m., local time, on November 1, 2012 at the Springfield Marriott, 2 Boland Way, Springfield, Massachusetts. Any adjournments or postponements of the special meeting will be held at the same location.

The purpose of the special meeting is to:

1.	Consider and vote upon a proposal to approve and adopt the agreement and plan of merger, dated as of May 30, 2012, by and between United Financial Bancorp, Inc. and New England Bancshares, Inc. pursuant to which New England Bancshares will merge with and into United Financial Bancorp. A copy of the agreement and plan of merger is included as Annex A to the accompanying proxy statement/prospectus;

2.	Consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the agreement and plan of merger; and

3.	Transact such other business as may be properly presented at the special meeting and any adjournments or postponements of the special meeting.

The enclosed document describes the proposed merger in detail. We urge you to read these materials carefully. The enclosed document forms a part of this notice.

The board of directors of United Financial Bancorp unanimously recommends that United Financial Bancorp shareholders vote “FOR” the proposal to approve and adopt the merger and agreement and plan of merger and “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies to vote in favor of the merger and agreement and plan of merger.

Shareholders of record as of the close of business on September 10, 2012 are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

Your vote is very important. Your proxy is being solicited by the United Financial Bancorp board of directors. The proposal to approve the agreement and plan of merger must be approved by the affirmative vote of holders of a majority of the outstanding shares of United Financial Bancorp common stock entitled to vote for the proposed merger to be consummated. Whether or not you plan to attend the special meeting in person, we urge you to complete and mail the enclosed proxy card, in the accompanying envelope, which requires no postage if mailed in the United States. You may revoke your proxy at any time before the special meeting. If you attend the special meeting and vote in person, your proxy vote will not be used. Attendance at the meeting, however, will not by itself revoke a proxy. If you are the beneficial owner of shares held in “street name” through a broker, bank or other nominee you should instruct your broker, bank or other nominee how to vote on your behalf, or if you plan to attend the special meeting and wish to vote in person, you should bring a signed proxy from your broker, bank or nominee confirming your right to vote the shares.

If you have any questions or need assistance voting your shares, please contact our proxy solicitor, AST Phoenix Advisors, toll free at (877) 478-5038.

By Order of the Board of Directors

TERRY J. BENNETT

Corporate Secretary

West Springfield, Massachusetts

September 27, 2012

NEW ENGLAND BANCSHARES, INC.

855 Enfield Street

Enfield, Connecticut 06082

Notice of Annual Meeting of Shareholders to be held November 1, 2012

To the shareholders of New England Bancshares:

The annual meeting of shareholders of New England Bancshares, Inc. will be held at 1:00 p.m., local time, on November 1, 2012 at the Holiday Inn, One Bright Meadow Boulevard, Enfield, Connecticut. Any adjournments or postponements of the annual meeting will be held at the same location.

The purpose of the annual meeting is to:

1.	Consider and vote upon a proposal to approve and adopt the agreement and plan of merger, dated as of May 30, 2012, by and between United Financial Bancorp, Inc. and New England Bancshares, Inc. pursuant to which New England Bancshares will merge with and into United Financial Bancorp. A copy of the agreement and plan of merger is included as Annex A to the accompanying proxy statement/prospectus;

2.	Consider and vote upon a proposal to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the agreement and plan of merger;

3.	Vote on a non-binding advisory resolution approving the compensation payable to the named executive officers of New England Bancshares, Inc. in connection with the merger;

4.	Elect four directors (the nominees to be elected at the annual meeting will serve until the consummation of the merger, or if the merger is not consummated, for a term of three years or until their respective successors are elected and qualified);

5.	Ratify the appointment of Shatswell, MacLeod & Company, P.C. as independent auditors for New England Bancshares for the fiscal year ending March 31, 2013; and

6.	Transact such other business as may be properly presented at the annual meeting and any adjournments or postponements of the special meeting.

The enclosed document describes the agreement and plan of merger and the proposed merger in detail. We urge you to read these materials carefully. The enclosed document forms a part of this notice.

The board of directors of New England Bancshares unanimously recommends that New England Bancshares shareholders vote “FOR” each of the proposals and “FOR” each of the director nominees.

Shareholders of record as of the close of business on September 10, 2012 are entitled to notice of, and to vote at, the annual meeting and any adjournments or postponements of the annual meeting.

Your vote is very important. Your proxy is being solicited by the New England Bancshares board of directors. The proposal to approve the agreement and plan of merger must be approved by the affirmative vote of holders of a majority of the outstanding shares of New England Bancshares common stock entitled to vote for the proposed merger to be consummated. Whether or not you plan to attend the annual meeting in person, we urge you to complete and mail the enclosed proxy card, in the accompanying envelope, which requires no postage if mailed in the United States. You may revoke your proxy at any time before the annual meeting. If you attend the annual meeting and vote in person, your proxy vote will not be used. Attendance at the meeting, however, will not by itself revoke a proxy. If you are the beneficial owner of shares held in “street name” through a broker, bank or other nominee you should instruct your broker, bank or other nominee how to vote on your behalf, or if you plan to attend the annual meeting and wish to vote in person, you should bring a signed proxy from your broker, bank or nominee confirming your right to vote the shares.

If you have any questions or need assistance voting your shares, please contact our proxy solicitor, AST Phoenix Advisors, toll free at (877) 478-5038.

By Order of the Board of Directors

Nancy L. Grady

Corporate Secretary

Enfield, Connecticut

September 27, 2012

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on November 1, 2012: The proxy statement/prospectus and our 2012 Annual Report on Form 10-K are available at http: //www.cfpproxy.com/5935.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission by United Financial Bancorp, constitutes a prospectus of United Financial Bancorp under the Securities Act of 1933, as amended, which we refer to in this document as the “Securities Act,” with respect to the shares of United Financial Bancorp common stock to be issued to New England Bancshares’ shareholders, as required by the agreement and plan of merger. This document also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to in this document as the “Exchange Act,” and a notice of meeting with respect to the special meeting of shareholders of United Financial Bancorp shareholders and the annual meeting of shareholders of New England Bancshares shareholders.

You should rely only on the information contained herein. No one has been authorized to provide you with information that is different from the information contained in this document. This document is dated September 21, 2012. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to either United Financial Bancorp shareholders or New England Bancshares shareholders nor the issuance by United Financial Bancorp of its common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this document regarding United Financial Bancorp has been provided by United Financial Bancorp and information contained in this document regarding New England Bancshares has been provided by New England Bancshares.

PAGE
Proposal No. 3 Non-Binding Advisory Vote to Approve the Compensation Payable to the Named Executive Officers of New England Bancshares in Connection with the Merger	28
DESCRIPTION OF THE MERGER	34
General	34
Consideration to be Received in the Merger	34
Background of and New England Bancshares’ Reasons for the Merger	34
Recommendation of New England Bancshares’ Board of Directors	44
Opinion of New England Bancshares’ Financial Advisor	44
United Financial Bancorp’s Reasons for the Merger	49
Recommendation of United Financial Bancorp’s Board of Directors	51
Opinion of United Financial Bancorp’s Financial Advisor	51
New England Bancshares Stock Options and Restricted Stock Awards	62
Surrender of Stock Certificates	62
Accounting Treatment	63
Tax Consequences of the Merger	63
Regulatory Matters Relating to the Merger	65
Interests of Certain Persons in the Merger	66
Employee Matters	68
Operations of New England Bank After the Merger	69
Restrictions on Resale of Shares of United Financial Bancorp Common Stock	69
Time of Completion	69
Conditions to Completing the Merger	69
Conduct of Business Before the Merger	70
Covenants of New England Bancshares and United Financial Bancorp	74
Representations and Warranties Made by United Financial Bancorp and New England Bancshares and New England Bank	77
Terminating the Agreement and Plan of Merger	77
Termination Fee	78
Expenses	79
Changing the Terms of Agreement and Plan of Merger	79
UNAUDITED COMBINED CONSOLIDATED PRO FORMA FINANCIAL DATA	80
DESCRIPTION OF UNITED FINANCIAL BANCORP CAPITAL STOCK	88
COMPARISON OF RIGHTS OF SHAREHOLDERS	89
MANAGEMENT AND OPERATIONS AFTER THE MERGER	94
INFORMATION ABOUT NEW ENGLAND BANCSHARES	95
CORPORATE GOVERNANCE	110
NOMINATING AND CORPORATE GOVERNANCE COMMITTEE PROCEDURES	114
TRANSACTIONS WITH RELATED PERSONS	115
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	116
STOCKHOLDER COMMUNICATIONS	116
EXECUTIVE COMPENSATION	117
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	121
LEGAL MATTERS	149
EXPERTS	149
SHAREHOLDER PROPOSALS	149
WHERE YOU CAN FIND MORE INFORMATION	149
UNITED FINANCIAL BANCORP FILINGS	150
INDEX TO FINANCIAL STATEMENTS	F-1

Annex A Agreement and Plan of Merger
Annex B Fairness Opinion of Stifel, Nicolaus & Company, Incorporated
Annex C Fairness Opinion of FinPro Capital Advisors, Inc.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SHAREHOLDER MEETINGS

Q:	Why am I receiving this document?

A:	You are receiving this document because you are either a shareholder of United Financial Bancorp as of September 10, 2012, the record date for the special meeting of United Financial Bancorp, or a shareholder of New England Bancshares as of September 10, 2012, the record date for the annual meeting of New England Bancshares. This document is being used by the boards of directors of United Financial Bancorp and New England Bancshares to solicit your proxy for use at the shareholder meetings. This document also serves as the prospectus for shares of United Financial Bancorp common stock to be issued in exchange for shares of New England Bancshares common stock in the merger.

Q:	What am I being asked to vote on? What is the proposed transaction?

A:	You are being asked to vote on the approval of an agreement and plan of merger that provides for the acquisition of New England Bancshares by United Financial Bancorp. You are also being asked to vote on a proposal to adjourn the shareholder meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the meeting to approve the agreement and plan of merger. New England Bancshares shareholders are also being asked to vote on a non-binding advisory resolution approving the compensation payable to the named executive officers of New England Bancshares in connection with the merger, to elect four directors and to ratify the appointment of the independent auditors for the 2013 fiscal year.

Q:	What vote does the United Financial Bancorp board of directors recommend?

A:	The United Financial Bancorp board of directors has determined that the proposed merger is in the best interests of United Financial Bancorp shareholders, has unanimously approved the agreement and plan of merger and recommends that United Financial Bancorp shareholders vote “FOR” the approval and adoption of the agreement and plan of merger and “FOR” the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve and adopt the agreement and plan of merger.

Q:	What vote does the New England Bancshares board of directors recommend?

A:	The New England Bancshares board of directors has determined that the proposed merger is in the best interests of New England Bancshares shareholders, has unanimously approved the agreement and plan of merger and recommends that New England Bancshares shareholders vote “FOR” the approval and adoption of the agreement and plan of merger, “FOR” the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve and adopt the agreement and plan of merger, “FOR” the approval of the non-binding resolution approving the compensation payable to the named executive officers of New England Bancshares in connection with the merger, “FOR” the election of four directors and “FOR” the ratification of the independent auditors for the 2013 fiscal year.

Q:	Why do New England Bancshares and United Financial Bancorp want to merge?

A:	New England Bancshares believes that the proposed merger will provide New England Bancshares shareholders with substantial benefits, and United Financial Bancorp believes that the merger will further its strategic growth plans. As a larger company, United Financial Bancorp can provide the capital and resources that New England Bancshares needs to compete more effectively and to offer a broader array of products and services to better serve its banking customers. To review the reasons for the merger in more detail, see “Description of the Merger—United Financial Bancorp’s Reasons for the Merger” on page 49 and “Description of the Merger—Background of and New England Bancshares’ Reasons for the Merger” on page 34.

Q:	What will New England Bancshares shareholders be entitled to receive in the merger?

A:	Under the agreement and plan of merger, each share of New England Bancshares common stock will be converted into the right to receive 0.9575 of a share of United Financial Bancorp common stock.

Q:	What will my dividends be after the merger?

A:	United Financial Bancorp currently pays a quarterly dividend of $0.10 per share. Although United Financial Bancorp has paid quarterly dividends on its common stock without interruption since 2006, there is no guarantee that United Financial Bancorp will continue to pay dividends on its common stock. All dividends on United Financial Bancorp common stock are declared at the discretion of the United Financial Bancorp board of directors.

Q:	How do New England Bancshares shareholders exchange my stock certificates?

A:	Shortly after the completion of the merger, United Financial Bancorp’s exchange agent will send you instructions on how and where to surrender your New England Bancshares stock certificates.

Q:	What are the tax consequences of the merger to shareholders of New England Bancshares?

A:	You should not recognize gain or loss except with respect to the cash you receive instead of any fractional share of United Financial Bancorp common stock. You should read “Description of the Merger—Tax Consequences of the Merger” beginning on page 63 for a more complete discussion of the United States federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Q:	Are New England Bancshares’ shareholders entitled to appraisal rights?

A:	No. Since the common stock of New England Bancshares is traded on The Nasdaq Global Market, Maryland law does not provide for appraisal rights.

Q:	When is the merger expected to be completed?

A:	We will complete the merger as soon as possible. Before that happens, the agreement and plan of merger must be approved and adopted by United Financial Bancorp’s shareholders and New England Bancshares’ shareholders and we must obtain the necessary regulatory approvals. Assuming holders of at least a majority of the outstanding shares of United Financial Bancorp common stock and New England Bancshares common stock vote in favor of the agreement and plan of merger and we obtain the other necessary approvals, we expect to complete the merger in the fourth calendar quarter of 2012.

Q:	Is completion of the merger subject to any conditions besides shareholder approval?

A:	Yes. The transaction must receive the required regulatory approvals, and there are other customary closing conditions that must be satisfied. To review the conditions of the merger in more detail, see “Description of the Merger—Conditions to Completing the Merger” on page 69.

Q:	What vote is required to approve the agreement and plan of merger?

A:	Holders of at least a majority of the outstanding shares of United Financial Bancorp common stock and New England Bancshares common stock entitled to vote must vote in favor of the proposal to approve the agreement and plan of merger.

Q:	What are the quorum requirements for the shareholder meetings?

A:	The presence in person or by proxy of a majority of the votes entitled to be cast by United Financial Bancorp shareholders and New England Bancshares shareholders at each shareholder meeting will constitute a quorum.

Q:	When and where is the United Financial Bancorp special meeting?

A:	The special meeting of United Financial Bancorp shareholders is scheduled to take place at the Springfield Marriott, 2 Boland Way, Springfield, Massachusetts at 11:00 a.m., local time, on November 1, 2012.

Q:	When and where is the New England Bancshares annual meeting?

A:	The annual meeting of New England Bancshares shareholders is scheduled to take place at the Holiday Inn, One Bright Meadow Boulevard, Enfield, Connecticut at 1:00 p.m., local time, on November 1, 2012.

Q:	Who is entitled to vote at the shareholder meetings?

A:	Holders of shares of United Financial Bancorp common stock at the close of business on September 10, 2012, which is the record date, are entitled to vote at the special meeting. As of the record date, 15,470,421 shares of United Financial Bancorp common stock were outstanding and entitled to vote.

Holders of shares of New England Bancshares common stock at the close of business on September 10, 2012, which is the record date, are entitled to vote at the New England Bancshares annual meeting. As of the record date, 5,807,684 shares of New England Bancshares common stock were outstanding and entitled to vote.

Q:	If I plan to attend the shareholder meeting in person, should I still return my proxy?

A:	Yes. Whether or not you plan to attend the shareholder meeting, you should complete and return the enclosed proxy card. The failure of a shareholder to vote in person or by proxy will have the same effect as a vote “AGAINST” the agreement and plan of merger.

Q:	What do I need to do now to vote my shares of common stock?

A:	After you have carefully read and considered the information contained in this document, please complete, sign, date and mail your proxy card in the enclosed return envelope as soon as possible. This will enable your shares to be represented at the shareholder meeting. If you are a shareholder of record, you may also vote in person at the shareholder meeting. If you do not return a properly executed proxy card and do not vote at the shareholder meeting, this will have the same effect as a vote against the agreement and plan of merger. If you sign, date and send in your proxy card, but you do not indicate how you want to vote, your proxy will be voted in favor of approval and adoption of the agreement and plan of merger.

If you are the beneficial owner of shares held in “street name” through a broker, bank or other nominee, you should instruct your broker, bank or other nominee how to vote on your behalf. Please follow the voting instructions provided by your record holder to vote your shares. If your shares are held in “street name” and you want to vote in person at the shareholder meeting, please follow the instructions from your record holder for obtaining a “legal proxy” enabling you to vote at the meeting.

Q:	How do I change my vote after I have submitted my proxy?

A:	You may change your vote at any time before your proxy is voted at the meeting by revoking your proxy in any of the following ways: (1) filing with the Corporate Secretary a duly executed revocation of proxy, (2) submitting a new proxy card with a later date, or (3) voting in person at the meeting (your attendance at the meeting will not by itself revoke your proxy).

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker will not be able to vote your shares of common stock on the proposal to approve and adopt the agreement and plan of merger or on the other proposals (except for New England Bancshares shareholders, the proposal to ratify the appointment of the independent auditors) unless you provide instructions on how to vote. Please instruct you broker how to vote your shares, following the directions that your broker provides. If you do not provide instructions to your broker on the proposal to approve and adopt the agreement and plan of merger, your shares will not be voted, and this will have the effect of voting AGAINST the agreement and plan of merger. Please check the voting form used by your broker to see if it offers telephone or Internet voting.

Q:	What are the deadlines for voting?

A:	You may: (1) vote by mail at any time before the meeting as long as your proxy is received before the time of the meeting or (2) if your shares are held in “street name,” you must vote your shares in accordance with the voting instructions form by the deadline set by your broker or nominee.

Q:	Why am I being asked to cast a non-binding advisory vote to approve compensation that New England Bancshares’ named executive officers will receive in connection with the merger?

A:	The SEC recently adopted rules that require New England Bancshares to seek a non-binding advisory vote with respect to certain “golden parachute” compensation that New England Bancshares’ named executive officers will receive in connection with the merger.

Q:	What will happen if the shareholders do not approve the compensation that New England Bancshares’ named executive officers will receive in connection with the merger?

A:	The vote with respect to the “golden parachute” compensation is an advisory vote and will not be binding on New England Bancshares or United Financial Bancorp. Approval of the compensation that will be payable to New England Bancshares’ named executive officers is not a condition to completion of the merger. Therefore, if the merger is approved by the shareholders and subsequently completed, the compensation will still be paid to the New England Bancshares named executive officers, whether or not shareholders approve the compensation at the meeting.

Q:	Who can answer my other questions?

A:	If you have more questions about the merger, or how to submit your proxy or if you need additional copies of this proxy statement/prospectus or the enclosed proxy form, United Financial Bancorp and New England Bancshares shareholders should contact:

AST Phoenix Advisors

110 Wall Street—27th Floor

New York, New York 10015

(877) 478-5038

Banks and Brokers: (212) 493-3910

SUMMARY

This summary highlights selected information in this document and may not contain all of the information important to you. To understand the merger more fully, you should read this entire document carefully, including the documents attached to this proxy statement/prospectus.

The Companies

United Financial Bancorp, Inc.

95 Elm Street

West Springfield, Massachusetts 01089

(413) 787-1700

United Financial Bancorp, a Maryland corporation, is a savings and loan holding company headquartered in West Springfield, Massachusetts. United Financial Bancorp’s common stock is listed on The Nasdaq Global Select Market under the symbol “UBNK.” United Financial Bancorp conducts its operations primarily through its wholly owned subsidiary, United Bank, a federally chartered bank founded in 1882. United Bank is independent, community oriented, and conducts a full-service banking business through 16 community offices located in its Springfield Region in Western Massachusetts and six branches in the Worcester Region in Central Massachusetts. At June 30, 2012, United Financial Bancorp had total assets of $1.65 billion, total deposits of $1.26 billion, and shareholders’ equity of $228.1 million.

New England Bancshares, Inc.

855 Enfield Street

Enfield, Connecticut 06082

(860) 253-5200

New England Bancshares, a Maryland corporation, is a bank holding company headquartered in Enfield, Connecticut. New England Bancshares’ common stock is listed on The Nasdaq Global Market under the symbol “NEBS.” New England Bancshares’ sole business is operating its subsidiary, New England Bank, a Connecticut chartered commercial bank, which operates fifteen banking centers servicing the communities of Bristol, Cheshire, East Windsor, Ellington, Enfield, Manchester, Plymouth, Southington, Suffield, Wallingford and Windsor Locks, Connecticut. New England Bank attracts deposits and invests these deposits in commercial real estate loans, residential real estate loans and commercial loans, and, to a lesser extent, construction and consumer loans. As of June 30, 2012, New England Bancshares had total assets of $733.0 million, total deposits of $587.5 million and total shareholders’ equity of $72.7 million.

Special Meeting of United Financial Bancorp Shareholders; Required Vote (page 20)

A special meeting of United Financial Bancorp shareholders is scheduled to be held at the Springfield Marriott, 2 Boland Way, Springfield, Massachusetts at 11:00 a.m., local time, on November 1, 2012. At the special meeting, you will be asked to vote on the approval of an agreement and plan of merger that provides for the acquisition of New England Bancshares by United Financial Bancorp. You will also be asked to vote on a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the special meeting to approve the agreement and plan of merger.

Only United Financial Bancorp shareholders of record as of the close of business on September 10, 2012 are entitled to notice of, and to vote at, the United Financial Bancorp special meeting and any adjournments or postponements of the meeting.

Approval of the agreement and plan of merger requires the affirmative vote of holders of a majority of the outstanding shares of United Financial Bancorp common stock entitled to vote. As of the record date, there were 15,470,421 shares of United Financial Bancorp common stock outstanding. The directors and executive officers of United Financial Bancorp, and their affiliates, as a group, beneficially owned 605,026 shares of United Financial Bancorp common stock, representing 3.9% of the outstanding shares of United Financial Bancorp common stock as of the record date.

Annual Meeting of New England Bancshares Shareholders; Required Vote (page 25)

An annual meeting of New England Bancshares shareholders is scheduled to be held at the Holiday Inn, One Bright Meadow Boulevard, Enfield, Connecticut at 1:00 p.m., local time, on November 1, 2012. At the annual meeting, you will be asked to vote on the approval of an agreement and plan of merger that provides for the acquisition of New England Bancshares by United Financial Bancorp. You will also be asked to vote on a proposal to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the annual meeting to approve the agreement and plan of merger, to approve a non-binding advisory resolution approving the compensation payable to the named executive officers of New England Bancshares in connection with the merger, to elect four directors (the nominees to be elected at the annual meeting will serve until the consummation of the merger, or if the merger is not consummated, for a term of three years or until their respective successors are elected and qualified) and to ratify the appointment of the independent auditors for the 2013 fiscal year.

Only New England Bancshares shareholders of record as of the close of business on September 10, 2012 are entitled to notice of, and to vote at, the New England Bancshares annual meeting and any adjournments or postponements of the meeting.

Approval of the agreement and plan of merger requires the affirmative vote of holders of a majority of the outstanding shares of New England Bancshares common stock entitled to vote. As of the record date, there were 5,807,684 shares of New England Bancshares common stock outstanding. The directors and executive officers of New England Bancshares, and their affiliates, as a group, beneficially owned 351,547 shares of New England Bancshares common stock, representing 6.1% of the outstanding shares of New England Bancshares common stock as of the record date. All of the directors of New England Bancshares, who collectively own 303,103 shares of New England Bancshares common stock, which represents 5.2% of the outstanding shares of New England Bancshares as of the record date, have agreed to vote their shares in favor of the merger at the annual meeting.

The Merger and the Agreement and Plan of Merger (page 34)

United Financial Bancorp’s acquisition of New England Bancshares is governed by an agreement and plan of merger. The agreement and plan of merger provides that, if all of the conditions are satisfied or waived, New England Bancshares will be merged into United Financial Bancorp, with United Financial Bancorp as the surviving entity. We encourage you to read the agreement and plan of merger, which is included as Annex A to this document.

What New England Bancshares Shareholders Will Receive in the Merger (page 34)

If the merger is completed, each share of New England Bancshares common stock will be converted into the right to receive 0.9575 of a share of United Financial Bancorp common stock.

Comparative Market Prices

The following table shows the closing price per share of United Financial Bancorp common stock, the closing price per share of New England Bancshares common stock and the equivalent price per share of New

England Bancshares common stock, giving effect to the merger, on May 30, 2012, which is the last day on which shares of each of United Financial Bancorp common stock and New England Bancshares common stock traded preceding the public announcement of the proposed merger, and on September 20, 2012, the most recent practicable date before the mailing of this document. The equivalent price per share of New England Bancshares common stock was computed by multiplying the price of a share of United Financial Bancorp common stock by the 0.9575 exchange ratio. See “Description of the Merger—Consideration to be Received in the Merger” on page 34.

	United Financial Bancorp Common Stock	New England Bancshares Common Stock	Equivalent Price Per Share of New England Bancshares Common Stock
May 30, 2012	$14.87	$9.78	$14.23
September 20, 2012	$14.24	$13.41	$13.63

Recommendation of United Financial Bancorp Board of Directors (page 51)

The United Financial Bancorp board of directors has unanimously approved the agreement and plan of merger. The United Financial Bancorp board believes that the agreement and plan of merger, including the plan of bank merger under which New England Bank will merge with and into United Bank, is fair to, and in the best interests of, United Financial Bancorp and its shareholders, and therefore unanimously recommends that United Financial Bancorp shareholders vote “FOR” the proposal to approve and adopt the agreement and plan of merger. In its reaching this decision, United Financial Bancorp’s board of directors considered many factors, which are described in the section captioned “Description of the Merger—United Financial Bancorp’s Reasons for the Merger” beginning on page 49.

United Financial Bancorp’s Financial Advisor Believes the Merger Consideration is Fair to United Financial Bancorp (page 51)

In deciding to approve the merger, United Financial Bancorp’s board of directors considered the opinion of Stifel, Nicolaus & Company, Incorporated. Stifel Nicolaus, which served as financial advisor to United Financial Bancorp’s board of directors, delivered its opinion dated May 30, 2012 that the merger consideration to be paid by United Financial Bancorp to holders of New England Bancshares common stock in connection with the merger pursuant to merger agreement is fair to United Financial Bancorp from a financial point of view. A copy of this opinion is included as Annex B to the document. You should read the opinion carefully to understand the procedures followed, assumptions made, matters considered and limitations of the review conducted by Stifel Nicolaus. United Financial Bancorp has agreed to pay Stifel Nicolaus fees totaling approximately $900,000 for its services in connection with the merger.

Recommendation of New England Bancshares Board of Directors (page 44)

The New England Bancshares board of directors has unanimously approved the agreement and plan of merger. The New England Bancshares board believes that the agreement and plan of merger, including the plan of bank merger pursuant to which New England Bank will merge with and into United Bank, is fair to, and in the best interests of, New England Bancshares and its shareholders, and therefore unanimously recommends that New England Bancshares shareholders vote “FOR” the proposal to approve and adopt the agreement and plan of merger. In its reaching this decision, New England Bancshares’ board of directors considered many factors, which are described in the section captioned “Description of the Merger—Background of and New England Bancshares’ Reasons for the Merger” beginning on page 34.

New England Bancshares’ Financial Advisor Believes the Merger Consideration is Fair to Shareholders (page 44)

In deciding to approve the merger, New England Bancshares’ board of directors considered the opinion of FinPro Capital Advisors, Inc. FinPro Capital Advisors, which served as financial advisor to New England Bancshares’ board of directors, delivered its opinion dated May 30, 2012 that the merger consideration is fair to the holders of New England Bancshares common stock from a financial point of view. A copy of this opinion is included as Annex C to the document. You should read the opinion carefully to understand the procedures followed, assumptions made, matters considered and limitations of the review conducted by FinPro Capital Advisors. New England Bancshares has agreed to pay FinPro Capital Advisors fees totaling approximately $700,000 for its services in connection with the merger.

Regulatory Approvals (page 65)

Under the terms of the agreement and plan of merger, the merger cannot be completed unless it is first approved by the Office of the Controller of the Currency, the Massachusetts Board of Bank Incorporation and the Connecticut Department of Banking. United Financial Bancorp must also receive the prior approval, or waiver from, of the Board of Governors of the Federal Reserve System. As of the date of this document, United Financial Bancorp has not received any approvals or waivers from these regulators. While United Financial Bancorp does not know of any reason why it would not be able to obtain approval in a timely manner, United Financial Bancorp cannot be certain when or if it will receive regulatory approval.

Conditions to the Merger (page 69)

The completion of the merger is subject to the fulfillment of a number of conditions, including:

•	approval of the agreement and plan of merger by at least a majority of the outstanding shares of United Financial Bancorp and New England Bancshares common stock entitled to vote;

•	approval of the transaction by the appropriate regulatory authorities;

•

receipt by each party of an opinion from their respective legal counsel to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	the accuracy of representations and warranties made on the date of the agreement and plan of merger; and

•	such other conditions customary to merger transactions.

Termination (page 77)

The agreement and plan of merger may be terminated by mutual written consent of United Financial Bancorp and New England Bancshares at any time before the completion of the merger. Additionally, subject to conditions and circumstances described in the agreement and plan of merger, either United Financial Bancorp or New England Bancshares may terminate the agreement and plan of merger if, among other things, any of the following occur:

•	the merger has not been consummated by February 28, 2013;

•	United Financial Bancorp shareholders or New England Bancshares shareholders do not approve the agreement and plan of merger;

•	a required regulatory approval is denied or a governmental authority enjoins or prohibits the merger; or

•

any representation or warranty of the other party contained in the agreement and plan of merger has become untrue to the level of materiality required by the agreement and plan of merger, or there is a breach by the other party of any covenant or agreement contained in the agreement and plan of merger, either which cannot be cured, or has not been cured within 30 days after the giving of written notice to such party of such breach.

United Financial Bancorp may terminate the agreement and plan of merger if New England Bancshares materially breaches its agreements regarding the solicitation of other acquisition proposals and the submission of the agreement and plan of merger to shareholders, or if the board of directors of New England Bancshares does not recommend approval of the merger in the proxy statement/prospectus or withdraws or revises its recommendation in a manner adverse to United Financial Bancorp.

New England Bancshares may terminate the agreement and plan of merger to accept an agreement for a superior proposal to be acquired by a third party but only if the failure to accept such third party proposal would constitute a breach of its fiduciary duties. United Financial Bancorp would have the right to adjust the terms of the merger to make the merger at least as favorable as the superior proposal.

New England Bancshares may also terminate the agreement and plan of merger if United Financial Bancorp’s stock price declines by a certain percentage and declines by a certain percentage relative to a bank stock index as set forth in the merger agreement. If New England Bancshares elects to terminate the agreement and plan of merger under this provision, United Financial Bancorp may elect to adjust the exchange ratio to an amount that would not make termination under this event possible, in which case no termination would occur.

Termination Fee (page 78)

Under certain circumstances described in the agreement and plan of merger involving a competing offer, New England Bancshares will be required to pay United Financial Bancorp a termination fee of $3,167,500 in connection with the termination of the agreement and plan of merger.

Interests of Certain Persons in the Merger that are Different from Yours (page 66)

In considering the recommendation of the board of directors of New England Bancshares to adopt the merger agreement, you should be aware that officers and directors of New England Bancshares have employment and other compensation agreements or economic interests that give them interests in the merger that are different from, or in addition to, their interests as New England Bancshares shareholders. These interests and agreements provide for cash severance payments of approximately $2.8 million. These interests include:

•

Employment agreements for David J. O’Connor, President and Chief Executive Officer of New England Bancshares, that provide for cash severance payments and continued health insurance benefits if Mr. O’Connor’s employment is voluntarily terminated for good reason or involuntarily terminated without cause within two years following a change in control, which will be paid in accordance with a settlement agreement entered into between Mr. O’Connor and United Financial Bancorp, United Bank, New England Bancshares and New England Bank;

•	An Executive Supplemental Retirement Plan and a Supplemental Executive Retirement Plan for Mr. O’Connor, which provides for a lump sum cash payment in connection with a change in control;

•	United Bank and United Financial Bancorp entered into consulting and noncompetition agreements with Mr. O’Connor;

•

Change in control agreements with John F. Parda, Executive Vice President and Chief Loan Officer of New England Bancshares, Anthony M. Mattioli, Market President of New England Bancshares, and four other officers that provide for cash severance payments and continued health insurance benefits if the individual’s employment is voluntarily terminated for good reason or involuntarily terminated without cause within two years following a change in control;

•

The termination of all outstanding New England Bancshares stock options, whether or not vested, with a payment to the holder of the option (including officers and directors of New England Bancshares) of cash equal to the product of (1) the number of shares of New England Bancshares common stock subject to the stock option, multiplied by (2) the amount by which $15.50 exceeds the exercise price of such stock option, less required tax withholding;

•

The acceleration of vesting of all outstanding restricted stock awards (however, this benefit will not apply to any executive officers or directors of New England Bancshares because no executive officers and directors hold unvested restricted stock awards);

•

The appointment of Mr. O’Connor and one other member of New England Bancshares’ Board of Directors to the boards of directors of United Financial Bancorp and United Bank immediately following the merger; and

•	Rights of New England Bancshares officers and directors to continued indemnification coverage and continued coverage under directors’ and officers’ liability insurance policies.

Accounting Treatment of the Merger (page 63)

The merger will be accounted for using the acquisition method of accounting in accordance with U.S. generally accepted accounting principles.

Certain Differences in Shareholder Rights (page 89)

When the merger is completed, New England Bancshares shareholders who are to receive shares of United Financial Bancorp will become United Financial Bancorp shareholders and their rights will be governed by Maryland law and by United Financial Bancorp’s articles of incorporation and bylaws. See “Comparison of Rights of Shareholders” beginning on page 89 for a summary of the material differences between the respective rights of New England Bancshares and United Financial Bancorp shareholders.

Tax Consequences of the Merger (page 63)

New England Bancshares shareholders should not recognize gain or loss except with respect to the cash they receive instead of a fractional share. This tax treatment may not apply to all New England Bancshares shareholders. Determining the actual tax consequences of the merger to New England Bancshares shareholders can be complicated. New England Bancshares shareholders should consult their own tax advisor for a full understanding of the merger’s tax consequences that are particular to each shareholder.

To review the tax consequences of the merger to New England Bancshares shareholders in greater detail, please see the section “Description of the Merger—Tax Consequences of the Merger” beginning on page 63.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, you should consider carefully the risk factors described below in deciding how to vote. You should keep these risk factors in mind when you read forward-looking statements in this document. Please refer to the section of this proxy statement/prospectus titled “Caution About Forward-Looking Statements” at page 14.

Because the market price of United Financial Bancorp common stock will fluctuate, New England Bancshares shareholders cannot be sure of the market value of the merger consideration they will receive.

Upon closing of the merger, each share of New England Bancshares common stock will be converted into 0.9575 of a share of United Financial Bancorp common stock. This exchange ratio is fixed in the agreement and plan of merger and will not be adjusted for changes in the market price of either United Financial Bancorp’s common stock or New England Bancshares’ common stock. The market value of the merger consideration may vary from the closing price of United Financial Bancorp common stock on the date we announced the merger, on the date that this document was mailed to New England Bancshares stockholders, on the date of the annual meeting of the New England Bancshares stockholders and on the date we complete the merger. Therefore, at the time of the annual meeting, New England Bancshares shareholders will not know or be able to calculate the market value of the United Financial Bancorp common stock they will receive upon completion of the merger. For example, based on the range of closing prices of United Financial Bancorp common stock during the period from May 30, 2012, the last trading day before public announcement of the merger, through September 20, 2012, the last practicable date before the date of this document, the exchange ratio represented a market value ranging from a low of $12.96 to a high of $14.23 for each share of New England Bancshares common stock.

Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations.

United Financial Bancorp may be unable to successfully integrate New England Bancshares’ operations and retain New England Bancshares’ employees.

The merger involves the integration of two companies that have previously operated independently. The difficulties of combining the operations of the two companies include: integrating personnel with diverse business backgrounds; combining different corporate cultures; and retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the business and the loss of key personnel. The integration of the two companies will require the experience and expertise of certain key employees of New England Bancshares who are expected to be retained by United Financial Bancorp. United Financial Bancorp may not be successful in retaining these employees for the time period necessary to successfully integrate New England Bancshares’ operations with those of United Financial Bancorp. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business and results of operations of United Financial Bancorp following the merger.

Additionally, United Financial Bancorp may not be able to successfully achieve the level of cost savings, revenue enhancements, and other synergies that it expects, and may not be able to capitalize upon the existing customer relationships of New England Bancshares to the extent anticipated, or it may take longer, or be more difficult or expensive than expected, to achieve these goals. This could have an adverse affect on United Financial Bancorp’s business, results of operation and stock price.

The termination fee and the restrictions on solicitation contained in the agreement and plan of merger may discourage other companies from trying to acquire New England Bancshares.

Until the completion of the merger, with certain exceptions, New England Bancshares is prohibited from soliciting, initiating, encouraging or taking any other action to facilitate any inquiries, discussions or the making of any proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than United Financial Bancorp. In addition, New England Bancshares has agreed to pay a termination fee to United Financial Bancorp in specified circumstances. These provisions could discourage other companies from trying to acquire New England Bancshares even though those other companies might be willing to offer greater value to New England Bancshares’ shareholders than United Financial Bancorp has offered in the merger.

Certain of New England Bancshares’ officers and directors have interests that are different from, or in addition to, interests of New England Bancshares’ shareholders generally.

The directors and officers of New England Bancshares have interests in the merger that are different from, or in addition to, the interests of New England Bancshares shareholders generally. These include: (1) employment and change in control agreements for officers of New England Bancshares and New England Bank that provide for cash severance payments and continued health insurance benefits upon completion of the merger; (2) an Executive Supplemental Retirement Plan and a Supplemental Executive Retirement Plan for Mr. O’Connor, which provides for a lump sum cash payment in connection with a change in control; (3) consulting and noncompetition agreements entered into with Mr. O’Connor as a part of the merger; (4) a cash payment in connection with the termination of all outstanding New England Bancshares stock options; (5) the acceleration of vesting of all outstanding restricted stock awards; (6) the appointment of Mr. O’Connor and one other member of New England Bancshares’ Board of Directors to the boards of directors of United Financial Bancorp and United Bank immediately following the merger; and (7) provisions in the agreement and plan of merger relating to indemnification of directors and officers and insurance for directors and officers of New England Bancshares for events occurring before the merger.

For a more detailed discussion of these interests, see “Description of the Merger—Interests of Certain Persons in the Merger” beginning on page 66.

Failure to complete the merger could negatively impact the stock prices and future businesses and financial results of United Financial Bancorp and New England Bancshares.

There can be no assurance that the merger will become effective. If the merger is not completed, the ongoing businesses of United Financial Bancorp and New England Bancshares may be adversely affected and United Financial Bancorp and New England Bancshares will be subject to a number of risks, including the following:

•

United Financial Bancorp and New England Bancshares will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor, proxy solicitation and printing fees;

•

under the agreement and plan of merger, New England Bancshares is subject to restrictions on the conduct of its business before completing the merger, which may adversely affect its ability to execute certain of its business strategies if the merger is terminated; and

•

matters relating to the merger may require substantial commitments of time and resources by United Financial Bancorp and New England Bancshares management, which could otherwise have been devoted to other opportunities that may have been beneficial to United Financial Bancorp and New England Bancshares as independent companies, as the case may be.

In addition, if the merger is not completed, United Financial Bancorp and/or New England Bancshares may experience negative reactions from the financial markets and from their respective customers and employees. United Financial Bancorp and/or New England Bancshares also could be subject to litigation related to any failure to complete the merger or to proceedings commenced by United Financial Bancorp or New England Bancshares against the other seeking damages or to compel the other to perform their obligations under the agreement and plan of merger. These factors and similar risks could have an adverse affect on the results of operation, business and stock prices of United Financial Bancorp and New England Bancshares.

Both United Financial Bancorp and New England Bancshares shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management of the combined organization.

Each of United Financial Bancorp and New England Bancshares shareholders currently have the right to vote in the election of their respective board of directors and on various other matters affecting their respective company. Upon the completion of the merger, New England Bancshares’ shareholders will become shareholders of United Financial Bancorp with a percentage ownership of the combined organization that is much smaller than such shareholders’ percentage ownership of New England Bancshares. Further, because shares of United Financial Bancorp common stock will be issued to existing New England Bancshares shareholders, the shareholders of United Financial Bancorp will have their ownership and voting interests diluted approximately 26%.

The fairness opinion obtained by each of United Financial Bancorp and New England Bancshares from their respective financial advisor will not reflect changes in circumstances subsequent to the date of the fairness opinion.

Stifel Nicolaus, United Financial Bancorp’s financial advisor, in connection with the merger, delivered to the board of directors of United Financial its opinion dated as of May 30, 2012. FinPro Capital Advisors, New England Bancshares’ financial advisor in connection with the merger, delivered to the board of directors of New England Bancshares its opinion dated as of May 30, 2012. The opinions of the respective financial advisors stated that as of such date, and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to the holders of the outstanding shares of New England Bancshares common stock pursuant to the agreement and plan of merger was fair from a financial point of view to United Financial Bancorp and New England Bancshares, respectively. The opinions do not reflect changes that may occur or may have occurred after the date of such opinions, including changes to the operations and prospects of United Financial Bancorp or New England Bancshares, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors on which each opinion is based, may materially alter or affect the estimated valuation conclusions reached in such opinions for United Financial Bancorp and New England Bancshares.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this document that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The sections of this document which contain forward-looking statements include, but are not limited to, “Questions And Answers About the Merger and the Shareholder Meetings,” “Summary,” “Risk Factors,” “Description of the Merger—Background of the Merger,” “Description of the Merger—United Financial Bancorp’s Reasons for the Merger,” and “Description of the Merger—Background of and New England Bancshares’ Reasons for the Merger.” You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including among other things, changes in general economic and business conditions and the risks and other factors set forth in the “Risk Factors” section beginning on page 11, and those set forth under the caption “Risk Factors” in United Financial Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2011 and other reports filed by United Financial Bancorp with the SEC.

Because of these and other uncertainties, United Financial Bancorp’s actual results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, United Financial Bancorp’s and New England Bancshares’ past results of operations do not necessarily indicate United Financial Bancorp’s and New England Bancshares’ combined future results. You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. United Financial Bancorp is not undertaking an obligation to update these forward-looking statements, even though its situation may change in the future, except as required under federal securities law. United Financial Bancorp qualifies all of its forward-looking statements by these cautionary statements.

Further information on other factors which could affect the financial condition, results of operations, liquidity or capital resources of United Financial Bancorp before and after the merger is included in this proxy statement/prospectus under “Information About United Financial Bancorp.”

SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables present selected financial information for United Financial Bancorp and New England Bancshares at and for the dates indicated. The summary financial information for United Financial Bancorp is derived from and should be read in connection with the audited consolidated financial statements of United Financial Bancorp, which are presented in prior filings made with the Securities and Exchange Commission, which are incorporated by reference into this document. See “Where You can Find More Information” on page 149. The summary financial information for New England Bancshares is derived from and should be read in connection with the audited consolidated financial statements of New England Bancshares, which appear elsewhere in this proxy statement/prospectus.

Unaudited consolidated interim financial statements for United Financial Bancorp at or for the six months ended June 30, 2012 and 2011 and for New England Bancshares at or for the three months ended June 30, 2012 and 2011 include normal, recurring adjustments necessary to fairly present the data for those periods. The unaudited data is not necessarily indicative of expected results of a full year’s operation.

Selected Historical Financial Data of United Financial Bancorp

	At or For the Six Months Ended June 30,		At or For the Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(Dollars in thousands; except per share amounts)
FINANCIAL CONDITION DATA
Investment securities	$343,318	$361,750	$337,710	$338,327	$307,574	$317,768	$205,919
Loans, net	1,152,889	1,094,718	1,112,941	1,066,197	1,115,416	864,421	819,117
Total assets	1,653,626	1,609,653	1,623,752	1,584,877	1,541,040	1,263,134	1,079,281
Deposits	1,260,613	1,189,270	1,229,975	1,143,301	1,038,927	782,663	718,682
Borrowings	142,797	171,475	144,117	194,336	255,476	236,606	121,861
Shareholders’ equity	228,129	227,765	227,361	222,576	225,246	227,714	226,120

OPERATING DATA
Net interest income	$26,394	$26,173	$52,813	$52,911	$41,000	$39,811	$29,167
Provision for loan losses	1,400	1,481	3,242	2,285	2,998	1,846	1,425
Non-interest income	5,143	4,360	9,353	8,716	8,676	5,220	5,735
Non-interest expenses	22,743	22,343	44,062	43,841	36,858	30,690	26,039
Income before income taxes	7,394	6,709	14,862	15,501	9,820	12,495	7,438
Net income	5,431	5,119	11,184	10,032	5,806	7,298	4,377

COMMON SHARE DATA
Basic earnings per share	$0.37	$0.34	$0.75	$0.66	$0.38	$0.44	$0.26
Diluted earnings per share	0.36	0.33	0.74	0.65	0.38	0.44	0.26
Dividends declared per share	0.18	0.16	0.34	0.30	0.28	0.27	0.24
Book value per share	14.70	14.15	14.47	13.82	13.38	13.01	12.73
Outstanding shares	15,520,524	16,099,475	15,712,897	16,109,106	16,838,598	17,501,949	17,763,747

KEY OPERATING RATIOS
Return on average assets	0.66%	0.64%	0.70%	0.65%	0.46%	0.62%	0.42%
Return on average equity	4.77	4.56	4.94	4.49	2.67	3.23	2.99
Net interest margin	3.44	3.49	3.51	3.65	3.39	3.47	2.91
Allowance for loan losses to loans	1.01	0.96	0.99	0.93	0.82	0.95	0.94
Non-performing loans to total loans	0.74	0.86	0.75	0.88	1.45	0.55	0.22
Non-performing assets to total assets	0.68	0.77	0.65	0.69	1.16	0.46	0.25
Allowance for loan losses to non- performing loans	136.43	112.01	131.68	105.86	56.36	171.98	432.16
Net charge-offs to average loans	0.14	0.15	0.19	0.13	0.23	0.15	0.12
Average equity to average assets	13.89	14.12	14.15	14.56	17.17	19.06	14.17

Selected Historical Financial Data of New England Bancshares

	At or For the Three Months Ended June 30,		At or For the Year Ended March 31,
(Dollars in thousands, except per share data)	2012	2011	2012	2011	2010	2009	2008
FINANCIAL CONDITION DATA
Investment securities	$57,822	$56,994	$61,587	$59,268	$63,979	$71,821	$63,544
Loans, net	559,562	528,073	552,246	526,595	515,504	413,566	371,769
Total assets	733,022	709,154	726,502	682,044	675,059	571,664	518,179
Deposits	587,488	562,153	581,268	540,769	517,572	419,436	370,312
Borrowings	64,914	68,084	64,723	64,697	84,230	82,803	74,376
Stockholders’ equity	72,684	71,764	73,370	70,691	67,907	63,954	68,737

OPERATING DATA
Net interest income	$5,708	$5,560	$22,555	$22,040	$18,826	$15,718	$13,861
Provision for loan losses	360	359	1,600	2,013	3,049	2,929	307
Non-interest income (charges)	5,348	5,201	4,016	2,526	2,945	(550)	1,338
Non-interest expenses	4,721	4,591	18,104	17,777	16,834	14,957	12,949
Income (loss) before income taxes	1,531	1,190	6,867	4,776	1,888	(2,718)	1,943
Net income (loss)	801	779	4,559	3,154	1,676	(1,802)	1,215

COMMON SHARE DATA
Basic earnings (loss) per share	$0.14	$0.13	$0.77	$0.53	$0.28	$(0.32)	$0.22
Diluted earnings (loss) per share	0.14	0.13	0.76	0.53	0.28	(0.32)	0.21
Dividends declared per share	0.03	0.03	0.12	0.10	0.08	0.15	0.12
Book value per share	12.55	11.48	12.34	11.48	11.00	10.83	11.27
Outstanding shares	5,807,684	6,156,676	5,798,983	5,939,765	5,907,581	5,597,603	5,747,411

KEY OPERATING RATIOS
Return (loss) on average assets	0.72%	0.45%	0.64%	0.46%	0.25%	(0.18)%	0.27%
Return (loss) on average equity	4.42	4.40	6.29	4.55	2.50	(1.56)	1.83
Net interest margin	3.45	3.53	3.48	3.57	3.16	3.18	3.53
Allowance for loan losses to loans	1.04	1.05	1.02	1.07	0.89	1.54	1.08
Non-performing loans to total loans	2.66	2.84	2.72	2.53	1.73	2.84	0.31
Non-performing assets to total assets	2.16	2.32	2.29	2.19	1.78	2.11	0.23
Allowance for loan losses to non-performing loans	39.07	36.94	37.55	42.30	51.42	54.15	346.70
Net charge-offs to average loans	0.05	0.08	0.29	0.18	0.94	0.12	0.03
Average equity to average assets	10.00	10.27	10.17	10.12	10.14	12.27	15.04

SUMMARY SELECTED PRO FORMA COMBINED DATA

The following tables show selected financial information on a pro forma combined basis giving effect to the merger as if the merger had become effective at the end of the periods presented, in the case of balance sheet information, and at the beginning of each period presented, in the case of income statement information. The pro forma information reflects the acquisition method of accounting.

United Financial Bancorp anticipates that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of United Financial Bancorp following the merger under one set of assumptions, does not reflect all of these benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what the historical results of United Financial Bancorp would have been had our companies been combined during these periods.

An exchange ratio of 0.9575 was used in preparing this selected pro forma information. You should read this selected summary pro forma information in conjunction with the information under “Pro Forma Financial Information” and with the historical information in this document on which it is based.

	Six Months Ended June 30, 2012	Year Ended December 31, 2011
	(In thousands, except per share data)
Pro forma combined income statement data:
Interest income	$48,437	$100,719
Interest expense	10,449	24,909

Net interest income	37,988	75,810
Provision for loan losses	2,123	4,826

Net interest income after provision for loan losses	35,865	70,984
Non-interest income	6,837	12,977
Non-interest expense	31,087	62,676

Income before income taxes	11,615	21,285
Income tax expense	3,084	5,918

Net income	$8,531	$15,367

Pro forma per share data:
Basic net income	$0.42	$0.75
Diluted net income	0.42	0.74

At June 30, 2012
(In thousands)
Pro forma combined balance sheet data:
Total assets	$2,401,691
Loans receivable, net	1,720,781
Deposits	1,853,201
Total shareholders’ equity	310,461

COMPARATIVE PER SHARE DATA

The following table shows information about United Financial Bancorp’s and New England Bancshares’ earnings per common share, dividends per share and book value per share, and similar information giving effect to the merger (which we refer to as “pro forma” information). In presenting the comparative pro forma information for the time periods shown, we assumed that we had been merged on the dates or at the beginning of the period indicated.

The information listed as “pro forma combined” was prepared using an exchange ratio of 0.9575. The information listed as “per equivalent New England Bancshares share” was obtained by multiplying the pro forma amounts by an exchange ratio of 0.9575. United Financial Bancorp anticipates that the combined company will derive financial benefits from the merger that include reduced operating expenses and the opportunity to earn more revenue. The pro forma combined information, while helpful in illustrating the financial characteristics of United Financial Bancorp following the merger under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma combined information also does not necessarily reflect what the historical results of United Financial Bancorp would have been had our companies been combined during these periods.

The information in the following table is based on, and should be read together with, the historical financial information that we have presented in this document.

	United Financial Bancorp Historical (1)	New England Bancshares Historical	Pro Forma Combined (2) (3)	Per Equivalent New England Bancshares Share
Book value per share:
At June 30, 2012	$14.70	$12.55	$14.74	$14.11

Cash dividends declared per share:
Six months ended June 30, 2012	$0.18	$0.06	$0.18	$0.17
Year ended December 31, 2011	0.34	0.12	0.34	0.33

Basic earnings per share:
Six months ended June 30, 2012	$0.37	$0.34	$0.42	$0.40
Year ended December 31, 2011	0.75	0.69	0.75	0.72

Diluted earnings per share:
Six months ended June 30, 2012	$0.36	$0.33	$0.42	$0.40
Year ended December 31, 2011	0.74	0.68	0.74	0.71

(1)	Since New England Bancshares has a March 31 fiscal year end and United Financial Bancorp has a December 31 fiscal year end, New England Bancshares’ historical data for the year ended December 31, 2011 was calculated by adding the results from the first nine months of fiscal 2012 to the fourth quarter of fiscal 2011 and New England Bancshares’ historical data for the six months ended June 30, 2012 was calculated by adding the results from the first three months of fiscal 2013 to the fourth quarter of fiscal 2012.
(2)	Pro forma dividends per share represent United Financial Bancorp’s historical dividends per share.
(3)	The pro forma combined book value per share of United Financial Bancorp common stock is based upon the pro forma combined common shareholders’ equity for United Financial Bancorp and New England Bancshares divided by total pro forma common shares of the combined entities.

MARKET PRICE AND DIVIDEND INFORMATION

United Financial Bancorp common stock is listed on The Nasdaq Global Select Market under the symbol UBNK. New England Bancshares common stock is quoted on The Nasdaq Global Market under the symbol NEBS. The following table lists the high and low prices per share for United Financial Bancorp common stock and New England Bancshares common stock and the cash dividends declared by each company for the periods indicated.

	United Financial Bancorp Common Stock			New England Bancshares Common Stock
	High	Low	Dividends	High	Low	Dividends
Quarter Ended
September 30, 2012 (through September 20, 2012)	$14.85	$13.80	$0.10	$13.82	$13.06	$0.03
June 30, 2012	16.52	13.54	0.09	13.42	9.67	0.03
March 31, 2012	16.88	15.15	0.09	11.02	9.72	0.03

December 31, 2011	$17.02	$13.49	$0.09	$11.26	$9.09	$0.03
September 30, 2011	16.75	13.68	0.09	9.70	9.09	0.03
June 30, 2011	16.76	14.35	0.08	9.90	9.00	0.03
March 31, 2011	16.51	13.84	0.08	10.56	7.92	0.03

December 31, 2010	$15.46	$13.39	$0.08	$9.00	$7.00	$0.03
September 30, 2010	15.08	12.95	0.08	7.88	6.50	0.02
June 30, 2010	14.81	12.68	0.07	8.65	7.00	0.02
March 31, 2010	15.16	12.47	0.07	7.71	4.36	0.02

You should obtain current market quotations for United Financial Bancorp and New England Bancshares common stock, as the market price of United Financial Bancorp common stock will fluctuate between the date of this document and the date on which the merger is completed, and thereafter. You can get these quotations from a newspaper, on the Internet or by calling your broker.

As of September 10, 2012, there were approximately 2,805 holders of record of United Financial Bancorp common stock. As of September 10, 2012, there were approximately 1,327 holders of record of New England Bancshares common stock. These numbers do not reflect the number of persons or entities who may hold their stock in nominee or “street name” through brokerage firms.

Following the merger, the declaration of dividends will be at the discretion of United Financial Bancorp’s board of directors and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of United Financial Bancorp, applicable state law and government regulations and other factors deemed relevant by United Financial Bancorp’s board of directors.

SPECIAL MEETING OF UNITED FINANCIAL BANCORP SHAREHOLDERS

This proxy statement/prospectus is being provided to holders of United Financial Bancorp common stock as United Financial Bancorp’s proxy statement in connection with the solicitation of proxies by and on behalf of its board of directors to be voted at the special meeting of United Financial Bancorp shareholders to be held on November 1, 2012, and at any adjournment or postponement of the special meeting.

Date, Time and Place of Meeting

The special meeting is scheduled to be held as follows:

Date: November 1, 2012

Time: 11:00 a.m., Eastern time

Place: Springfield Marriott, 2 Boland Way, Springfield, Massachusetts

Purpose of the Meeting

At the special meeting, United Financial Bancorp’s shareholders will be asked to:

•

Approve the agreement and plan of merger, pursuant to which United Financial Bancorp will merge with and into United Financial Bancorp, with United Financial Bancorp surviving the merger, and each outstanding share of United Financial Bancorp common stock will be converted into the right to receive 0.9575 shares of United Financial Bancorp common stock.

•

Approve a proposal, if necessary, to adjourn the special meeting to permit the further solicitation of proxies if there are not sufficient votes at the time of the special meeting to achieve a quorum or approve the agreement and plan of merger and the merger.

•	Transact any other business that may properly come before the special meeting or any postponement or adjournment of the special meeting.

Who Can Vote at the Meeting

You are entitled to vote if the records of United Financial Bancorp showed that you held shares of United Financial Bancorp common stock as of the close of business on September 10, 2012. Beneficial owners of shares held in the name of a broker, bank or other nominee (“street name”) should instruct their recordholder how to vote their shares. As of the close of business on the record date, a total of 15,470,421 shares of United Financial Bancorp common stock were outstanding. Each share of common stock has one vote on each matter presented to shareholders. If you are a beneficial owner of shares of United Financial Bancorp common stock held in “street name” and you want to vote your shares in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum; Vote Required

The special meeting will conduct business only if a majority of the outstanding shares of United Financial Bancorp common stock entitled to vote is represented in person or by proxy at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares of United Financial Bancorp common stock for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. We expect that the “street name” nominees will not vote on any of the proposals submitted to United Financial Bancorp shareholders at the special meeting without instructions from the beneficial owners of the shares. Therefore, it is extremely important that you provide your recordholder with instructions on how to vote your shares.

Approval and adoption of the agreement and plan of merger will require the affirmative vote of a majority of the outstanding shares of United Financial Bancorp common stock entitled to vote at the meeting. Failure to return a properly executed proxy card or to vote in person will have the same effect as a vote against the agreement and plan of merger. Broker non-votes and abstentions from voting will have the same effect as voting against the agreement and plan of merger.

The affirmative vote of the majority of votes cast is required if necessary to permit further solicitation of proxies on the proposal to approve and adopt the agreement and plan of merger.

Shares Held by United Financial Bancorp Officers and Directors and by New England Bancshares

As of September 10, 2012, directors and executive officers of United Financial Bancorp beneficially owned 605,026 shares of United Financial Bancorp common stock. This equals 3.9% of the outstanding shares of United Financial Bancorp common stock. As of the same date, neither New England Bancshares nor any its subsidiaries, directors or executive officers owned any shares of United Financial Bancorp common stock.

Voting and Revocability of Proxies

You may vote in person at the special meeting or by proxy. To ensure your representation at the special meeting, United Financial Bancorp recommends that you vote by proxy even if you plan to attend the special meeting. You can always change your vote at the special meeting.

United Financial Bancorp shareholders whose shares are held in “street name” by their broker, bank or other nominee must follow the instructions provided by their broker, bank or other nominee to vote their shares. Your broker or bank may allow you to deliver your voting instructions via the telephone or the Internet. If your shares are held in “street name” and you wish to vote in person at the special meeting, you will have to obtain a “legal proxy” from your recordholder entitling you to vote at the special meeting.

Voting instructions are included on your proxy form. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval and adoption of the agreement and plan of merger. If you are the record holder of your shares of United Financial Bancorp common stock and submit your proxy without specifying a voting instruction, your shares of United Financial Bancorp common stock will be voted “FOR” the proposal to approve and adopt the agreement and plan of merger and “FOR” the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve and adopt the agreement and plan of merger.

You may revoke your proxy at any time before it is voted by:

•	filing with the Corporate Secretary of United Financial Bancorp a duly executed revocation of proxy;

•	submitting a new proxy with a later date; or

•	voting in person at the special meeting.

Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to:

United Financial Bancorp, Inc.

Terry J. Bennett, Corporate Secretary

95 Elm Street

West Springfield, Massachusetts 01089

If any matters not described in this document are properly presented at the special meeting, the persons named in the proxy card will use their own judgment to determine how to vote your shares. United Financial Bancorp does not know of any other matters to be presented at the meeting.

Solicitation of Proxies

United Financial Bancorp will pay for this proxy solicitation. In addition to soliciting proxies by mail, Phoenix Advisory Partners, a proxy solicitation firm, will assist United Financial Bancorp in soliciting proxies for the special meeting. United Financial Bancorp will pay $7,000 for these services. Additionally, directors, officers and employees of United Financial Bancorp may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. United Financial Bancorp will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

PROPOSAL NO. 1

APPROVAL AND ADOPTION OF THE AGREEMENT AND PLAN OF MERGER

At United Financial Bancorp’s special meeting of shareholders, shareholders will consider and vote on a proposal to approve and adopt the agreement and plan of merger. Details about the merger, including each party’s reasons for the merger, the effect of approval and adoption of the agreement and plan of merger and the timing of effectiveness of the merger, are discussed in the section entitled “Description of The Merger” beginning on page 34 of this document.

Approval of the merger proposal requires the presence of a quorum and the affirmative vote of the holders of at a majority of the outstanding shares of common stock of United Financial Bancorp entitled to vote at the meeting.

United Financial Bancorp board of directors unanimously recommends that United Financial Bancorp shareholders vote “FOR”

approval and adoption of the agreement and plan of merger and the merger.

PROPOSAL NO. 2

ADJOURNMENT OF THE SPECIAL MEETING

If there are insufficient proxies at the time of the meeting to approve and adopt the agreement and plan of merger, the United Financial Bancorp shareholders may be asked to vote on a proposal to adjourn the meeting to a later date to allow additional time to solicit additional proxies. The United Financial Bancorp board does not currently intends to propose adjournment at the meeting if there are sufficient votes to approve and adopt the agreement and plan of merger (Proposal No. 1).

United Financial Bancorp board of directors unanimously recommends a vote “FOR”

approval of the adjournment of the shareholder meeting if necessary to solicit additional proxies in favor of the approval and adoption of the agreement and plan of merger.

ANNUAL MEETING OF NEW ENGLAND BANCSHARES SHAREHOLDERS

This proxy statement/prospectus is being provided to holders of New England Bancshares common stock as New England Bancshares’ proxy statement in connection with the solicitation of proxies by and on behalf of its board of directors to be voted at the annual meeting of New England Bancshares shareholders to be held on November 1, 2012, and at any adjournment or postponement of the annual meeting. This proxy statement/prospectus is also being provided to you as United Financial Bancorp’s prospectus in connection with the offer and sale by United Financial Bancorp of its shares of common stock as a result of the proposed merger.

Date, Time and Place of Meeting

The annual meeting is scheduled to be held as follows:

Date: November 1, 2012

Time: 1:00 p.m., Eastern time

Place: The Holiday Inn, One Bright Meadow Boulevard, Enfield, Connecticut

Purpose of the Meeting

At the annual meeting, New England Bancshares’ shareholders will be asked to:

•

Approve the agreement and plan of merger, pursuant to which New England Bancshares will merge with and into United Financial Bancorp, with United Financial Bancorp surviving the merger, and each outstanding share of New England Bancshares common stock will be converted into the right to receive 0.9575 shares of United Financial Bancorp common stock.

•

Approve a proposal, if necessary, to adjourn the annual meeting to permit the further solicitation of proxies if there are not sufficient votes at the time of the special meeting to achieve a quorum or approve the agreement and plan of merger and the merger.

•	Approve a non-binding advisory resolution approving the compensation that New England Bancshares’ named executive officers will receive in connection with merger.

•

Elect four directors (the nominees to be elected at the annual meeting will serve until the consummation of the merger, or if the merger is not consummated, for a term of three years or until their respective successors are elected and qualified).

•	Ratify the appointment of Shatswell, MacLeod & Company, P.C. as independent auditors for New England Bancshares for the fiscal year ending March 31, 2013.

•	Transact any other business that may properly come before the annual meeting or any postponement or adjournment of the annual meeting.

Who Can Vote at the Meeting

You are entitled to vote if the records of New England Bancshares showed that you held shares of New England Bancshares common stock as of the close of business on September 10, 2012. Beneficial owners of shares held in the name of a broker, bank or other nominee (“street name”) should instruct their recordholder how to vote their shares. As of the close of business on the record date, a total of 5,807,684 shares of New England Bancshares common stock were outstanding. Each share of common stock has one vote on each matter presented to shareholders. If you are a beneficial owner of shares of New England Bancshares common stock held in “street name” and you want to vote your shares in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum; Vote Required

The annual meeting will conduct business only if a majority of the outstanding shares of New England Bancshares common stock entitled to vote is represented in person or by proxy at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares of New England Bancshares common stock for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Approval and adoption of the agreement and plan of merger will require the affirmative vote of a majority of the outstanding shares of New England Bancshares common stock entitled to vote at the meeting. Failure to return a properly executed proxy card or to vote in person will have the same effect as a vote against the agreement and plan of merger. Broker non-votes and abstentions from voting will have the same effect as voting against the agreement and plan of merger.

The affirmative vote of the majority of votes cast is required to approve the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve and adopt the agreement and plan of merger, the non-binding advisory vote on the compensation payable to the named executive officers of New England Bancshares in connection with the merger and to ratify the appointment of the independent auditors for the year ending March 31, 2013. Broker non-votes and abstentions will not be voted as votes cast and will have no effect on the voting on these proposals.

In voting on the election of directors, you may vote in favor of the nominees, withhold votes as to any nominee or withhold votes as to all nominees. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected. Votes withheld and broker non-votes will have no effect on the vote for the election of directors.

Shares Held by New England Bancshares Officers and Directors and by United Financial Bancorp

As of September 10, 2012, directors and executive officers of New England Bancshares beneficially owned 351,547 shares of New England Bancshares common stock. This equals 6.1% of the outstanding shares of New England Bancshares common stock. As of the same date, neither United Financial Bancorp nor any its subsidiaries, directors or executive officers owned any shares of New England Bancshares common stock. All of New England Bancshares’ directors entered into voting agreements with United Financial Bancorp to vote the 303,103 shares of New England Bancshares common stock owned by them in favor of the proposal to approve the agreement and plan of merger.

Voting and Revocability of Proxies

You may vote in person at the annual meeting or by proxy. To ensure your representation at the annual meeting, New England Bancshares recommends that you vote by proxy even if you plan to attend the annual meeting. You can always change your vote at the annual meeting.

New England Bancshares shareholders whose shares are held in “street name” by their broker, bank or other nominee must follow the instructions provided by their broker, bank or other nominee to vote their shares. Your broker or bank may allow you to deliver your voting instructions via the telephone or the Internet. If your shares are held in “street name” and you wish to vote in person at the annual meeting, you will have to obtain a “legal proxy” from your recordholder entitling you to vote at the special meeting.

Voting instructions are included on your proxy form. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval and adoption of the agreement and plan of merger. If you are the record holder of your shares of New England Bancshares common stock and submit your proxy without specifying a voting instruction, your shares of New England Bancshares common stock will be voted “FOR” the proposal to approve and adopt the agreement and plan of merger, “FOR” the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve and adopt the agreement and plan of merger, “FOR” the approval of the resolution approving the compensation payable to the named executive officers of New England Bancshares in connection with the merger, “FOR” the election of directors and “FOR” the ratification of the appointment of independent auditors for the fiscal year ending March 31, 2013. If you return an incomplete instruction card to your broker, bank or other nominee, that nominee will not vote your shares with respect to any matter except for the ratification of the independent auditors. New England Bancshares’ board of directors unanimously recommends a vote “FOR” approval and adoption of the agreement and plan of merger, “FOR” approval of the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve the agreement and plan of merger, “FOR” the approval of the compensation payable to the named executive officers of New England Bancshares in connection with the merger, “FOR” the election of directors and “FOR” the ratification of the appointment of independent auditors for the fiscal year ending March 31, 2013.

You may revoke your proxy at any time before it is voted by:

•	filing with the Corporate Secretary of New England Bancshares a duly executed revocation of proxy;

•	submitting a new proxy with a later date; or

•	voting in person at the annual meeting.

Attendance at the annual meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to:

New England Bancshares, Inc.

Nancy L. Grady, Corporate Secretary

855 Enfield Street

Enfield, Connecticut 06082

If any matters not described in this document are properly presented at the annual meeting, the persons named in the proxy card will use their own judgment to determine how to vote your shares. New England Bancshares does not know of any other matters to be presented at the meeting.

Solicitation of Proxies

New England Bancshares will pay for this proxy solicitation. In addition to soliciting proxies by mail, Phoenix Advisory Partners, a proxy solicitation firm, will assist New England Bancshares in soliciting proxies for the annual meeting. New England Bancshares will pay $6,000 for these services. Additionally, directors, officers and employees of New England Bancshares and New England Bank may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. New England Bancshares will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

PROPOSAL NO. 1

APPROVAL AND ADOPTION OF THE AGREEMENT AND PLAN OF MERGER

At New England Bancshares’ annual meeting of shareholders, shareholders will consider and vote on a proposal to approve and adopt the agreement and plan of merger. Details about the merger, including each party’s reasons for the merger, the effect of approval and adoption of the agreement and plan of merger and the timing of effectiveness of the merger, are discussed in the section entitled “Description of The Merger” beginning on page 34 of this document.

Approval of the merger proposal requires the presence of a quorum and the affirmative vote of the holders of at a majority of the outstanding shares of common stock of New England Bancshares entitled to vote at the meeting.

New England Bancshares board of directors unanimously recommends that New England Bancshares shareholders vote “FOR”

approval and adoption of the agreement and plan of merger and the merger.

PROPOSAL NO. 2

ADJOURNMENT OF THE ANNUAL MEETING

If there are insufficient proxies at the time of the meeting to approve and adopt the agreement and plan of merger, the New England Bancshares shareholders may be asked to vote on a proposal to adjourn the meeting to a later date to allow additional time to solicit additional proxies. The New England Bancshares board does not currently intends to propose adjournment at the meeting if there are sufficient votes to approve and adopt the agreement and plan of merger (Proposal No. 1).

New England Bancshares board of directors unanimously recommends a vote “FOR”

approval of the adjournment of the shareholder meeting if necessary to solicit additional proxies in favor of the approval and adoption of the agreement and plan of merger.

PROPOSAL NO. 3

NON-BINDING ADVISORY VOTE TO APPROVE THE COMPENSATION PAYABLE TO THE

NAMED EXECUTIVE OFFICERS OF NEW ENGLAND BANCSHARES IN CONNECTION WITH THE MERGER

In accordance with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules of the Securities and Exchange Commission adopted thereunder, New England Bancshares’ board of directors is providing shareholders with the opportunity to cast a non-binding advisory vote on the compensation payable to the named executive officers of New England Bancshares in connection with the merger, as summarized in the table under the caption “Description of the Merger—Interests of Certain Persons in the Merger—Severance and Other Payments to Certain Persons” beginning on page 66 of this proxy statement/prospectus. This proposal gives New England Bancshares shareholders the opportunity to express their views on the compensation that New England Bancshares’ named executive officers will be entitled to receive that is based on or otherwise relates to the merger.

As described in greater detail under the caption “Description of the Merger—Interests of Certain Persons in the Merger—Severance and Other Payments to Certain Persons,” three of New England Bancshares’ “named executive officers” will receive a payment from New England Bancshares or United Financial Bancorp, or enter into a new consulting agreement with United Bank, as a result of the merger. Under Securities Exchange Commission rules, New England Bancshares’ shareholders must be provided with the opportunity to vote on a non-binding advisory resolution to approve certain “golden parachute” payments that named executive officers will receive in connection with the merger. The payments to Messrs. O’Connor, Parda and Mattioli constitutes “golden parachute” payments.

Neither Mr. O’Connor nor Mr. Parda is expected to be offered an officer position with United Financial Bancorp following the merger. It is currently expected that Mr. Mattioli will be named a Senior Vice President of United Bank. Under each executive’s agreement with New England Bancshares and/or New England Bank, the executive will be entitled to receive a severance payment upon the occurrence of a change in control and the loss of comparable employment.

Accordingly, at the annual meeting, New England Bancshares is asking its shareholders to approve, in a non-binding advisory vote, the compensation payable to Messrs. O’Connor, Parda and Mattioli in connection with the merger through the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Messrs. O’Connor, Parda and Mattioli in connection with the merger, as disclosed in the table under the caption “Description of the Merger—Interests of Certain Persons in the Merger—Severance and Other Payments to Certain Persons” in this proxy statement/prospectus in accordance with Item 402(t) of Regulation S-K, including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation may be paid or become payable, is hereby APPROVED.”

The vote on this Proposal No. 3 is a vote separate and apart from the vote on Proposal No. 1 to approve the agreement and plan of merger. Accordingly, you may vote to approve this Proposal No. 3 and not to approve Proposal No. 1, and vice versa. Because the vote is advisory in nature only, it will not be binding on either New England Bancshares or United Financial Bancorp, regardless of whether the agreement and plan of merger is approved. Accordingly, as the compensation to be paid in connection with the merger is a contractual obligation to Messrs. O’Connor, Parda and Mattioli, regardless of the outcome of this advisory vote, such compensation will be payable if the agreement and plan of merger is approved and the merger is completed, subject only to the contractual conditions applicable to such payment.

The affirmative vote of the majority of the votes cast is required to approve this proposal. Abstentions and broker non-votes will have no effect on this proposal.

New England Bancshares’ Board of Directors unanimously recommends a vote “FOR”

approval, on an advisory non-binding basis, of the compensation payable in connection with the merger.

PROPOSAL NO. 4

ELECTION OF DIRECTORS

New England Bancshares’ Board of Directors consists of eleven members. The Board is divided into three classes with three-year staggered terms, with approximately one-third of the directors elected each year. Four directors will be elected at the annual meeting to serve for a three-year term or until their respective successors have been elected and qualified. The nominees for election are Lucien P. Bolduc, Myron J. Marek, Thomas P. O’Brien and Kathryn C. Reinhard.

It is intended that the proxies solicited by the Board of Directors will be voted to elect the nominees named above. If a nominee is unable to serve, the persons named in the proxy card would vote your shares to approve the election of any substitute proposed by the Board of Directors. Alternatively, the Board of Directors may adopt a resolution to reduce the size of the Board. At this time, the Board of Directors knows of no reason why a nominee might be unable to serve.

Information regarding the nominees and the directors continuing in office is provided below. Unless otherwise stated, each individual has held his or her current occupation for the last five years. The age indicated in each nominee’s biography is as of March 31, 2012. There are no family relationships among the directors or executive officers. The indicated period for service as a director includes service as a director of Valley Bank and Enfield Federal Savings Association. Based on their respective experiences, qualifications, attributes and skills set forth below, the Board of Directors has determined that each current director and nominees should serve as a director.

Directors with terms ending in 2012:

Lucien P. Bolduc is a certified public accountant with the accounting firm of Mercik, Kuczarski & Bolduc, LLC located in Enfield, Connecticut. New England Bancshares believes Mr. Bolduc’s long experience in public accounting makes him a valuable director. Age 52. Director of New England Bancshares and New England Bank since 2002.

Myron J. Marek is a retired retail jeweler. New England Bancshares believes Mr. Marek’s long experience with the local business community gives him unique insights into the challenges and opportunities that New England Bancshares faces and makes him a valuable director. Age 79. Director of New England Bancshares since 2002 and New England Bank since 1987.

Thomas P. O’Brien is the Manager of O’Brien Funeral Home, located in Forestville, Connecticut. He is a former City Councilman and current member of the Board of Education in Bristol. Mr. O’Brien’s experience with the local business community and many years of service with New England Bank’s board of directors gives him perspective on the challenges and opportunities that New England Bancshares faces and makes him a valuable director. Age 66. Director of New England Bancshares since 2011 and New England Bank since 1999.

Kathryn C. Reinhard has been employed by the Southington Board of Education as a substitute teacher and tutor since 1997. She served on the board of directors of The Apple Valley Bank & Trust Company from 1999 until it was merged into New England Bank in June 2009. New England Bancshares believes Ms. Reinhard’s long experience with the local business community gives her unique insights into the challenges and opportunities that New England Bancshares faces and makes her a valuable director. Age 59. Director of New England Bancshares since 2009.

Directors with terms ending in 2013:

David J. O’Connor was the President and Chief Executive Officer of Enfield Federal from 1999 until its merger with New England Bank in April 2009, at which time he became the President and Chief Executive

Officer of New England Bank. Mr. O’Connor has been President and Chief Executive Officer of New England Bancshares since 2002. Mr. O’Connor has over 46 years of banking experience in New England. Before joining Enfield Federal, he was the Executive Vice President, Treasurer and Chief Financial Officer of The Berlin City Bank, a community bank in New Hampshire. New England Bancshares believes Mr. O’Connor’s long experience as a successful chief executive officer in both favorable and unfavorable economic climates makes him a valuable director. Age 65. Director of New England Bancshares since 2002 and New England Bank since 1999.

David J. Preleski is a principal in the law firm of Vitrano, Preleski & Wynne, LLC where he has been employed since 1996. Mr. Preleski’s previous experience includes a twenty year career in banking with Bristol Savings Bank, First Federal Bank and Webster Financial Corporation. He is a former President and Corporator of Bristol Savings Bank and has experience as a legal liaison with bank regulatory agencies. He is a director of the New England Bancshares Carousel Museum and a Past President of the Board of Directors of the Family Center. In the past year, Mr. Preleski has served as a director of the Greater Bristol Chamber of Commerce and a member of the audit committee of the Main Street Community Foundation, Inc. New England Bancshares believes Mr. Preleski’s background in banking and as a business lawyer provides the Board of Directors with a unique perspective in addressing the legal requirements that New England Bancshares must satisfy and makes him a valuable director. Age 55. Director of New England Bancshares since 2008.

Richard K. Stevens is President of Chase Fischer Realty, Inc., formerly Leete-Stevens, Inc., which owns funeral homes located in Enfield, Connecticut. He is past president of the North Central Connecticut Chamber of Commerce. Mr. Stevens is presently a commissioner of the Enfield Fire District and has served in that capacity for over 25 years. He is a past trustee for the Johnson Memorial Hospital. Mr. Stevens was past president of the Enfield Rotary Club where he has been a member for 40 years. He was also Team Leader for the Enfield Rotary Club Group Study Exchange Program that visited Singapore. New England Bancshares believes Mr. Stevens’ long experience with the local business community gives him unique insights into the challenges and opportunities that New England Bancshares faces and makes him a valuable director. Age 65. Director of New England Bancshares since 2002 and New England Bank since 1995.

Richard M. Tatoian is a self-employed attorney practicing in Enfield, Connecticut. New England Bancshares believes Mr. Tatoian’s background as a business lawyer provides the Board of Directors with a unique perspective in addressing the legal requirements that New England Bancshares must satisfy and makes him a valuable director. Age 66. Director of New England Bancshares since 2002 and New England Bank since 1995.

Directors with terms ending in 2014:

Thomas O. Barnes is the Chairman of the Board of Barnes Group, Inc. where he has been employed since 1993. Barnes Group, Inc. is a public company involved in various manufacturing and distribution enterprises. Mr. Barnes is a past Chairman of the Board of the Connecticut Children’s Medical Center and has served on many other boards of charitable organizations. New England Bancshares believes Mr. Barnes’ long experience with the local business community gives him unique insights into the challenges and opportunities that New England Bancshares faces and makes him a valuable director. Age 63. Director of New England Bancshares since 2007 and New England Bank since 1998.

Peter T. Dow was the President of Dow Mechanical Corporation, a manufacturer of quality control inspection equipment, located in Enfield, Connecticut, until 2005. Since December 2005, Mr. Dow has been a consultant with Dow Gage LLC, a manufacturer of precision measuring and inspection equipment used in quality control. Mr. Dow has been a director of New England Bancshares since 2002. He was appointed Chairman of the Board of Directors of New England Bancshares and New England Bank in April 2004. New England Bancshares believes Mr. Dow’s long experience with the local business community gives him unique insights into the challenges and opportunities that New England Bancshares faces and makes him a valuable director. Age 72. Director of New England Bank since 1982.

William C. Leary is a retired Judge of Probate for the District of Windsor Locks, having served in that capacity from 1971 to 2008. He also served three terms in the Connecticut State Legislature. He is currently of Counsel to the Law Firm of O’Malley, Deneen, Leary, Messina and Oswecki in Windsor, Connecticut. Mr. Leary served as Chairman of the Board of Windsor Locks Community Bank, FSL, prior to its acquisition by Enfield Federal in December 2003. He is a member of more than a dozen civic community and charitable organizations, including serving as President of the Connecticut Community for Addiction Recovery (CCAR) and as a Trustee of Providence College. New England Bancshares believes Mr. Leary’s background as a lawyer, probate judge and volunteer provides the Board of Directors with a unique perspective in addressing the legal requirements that New England Bancshares must satisfy and makes him a valuable director. Age 73. Director of New England Bancshares and Bank since 2003.

New England Bancshares’ Board of Directors unanimously recommends a vote “FOR” the election of each of the nominees.

PROPOSAL NO. 5

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed Shatswell, MacLeod & Company, P.C. to be New England Bancshares’ independent registered public accounting firm for fiscal 2013, subject to ratification by shareholders. A representative of Shatswell, MacLeod & Company, P.C. is expected to be present at the annual meeting to respond to appropriate questions from shareholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of the independent registered public accounting firm is not approved by a majority of the votes cast at the annual meeting, other independent registered public accounting firms will be considered by the Audit Committee of the Board of Directors.

Audit and Non-Audit Fees

The following table sets forth the fees billed to New England Bancshares by Shatswell, MacLeod & Company, P.C. for fiscal 2012 and 2011.

	2012	2011
Audit Fees	$136,240	$121,496
Audit-Related Fees	17,286	8,631
Tax Fees (1)	10,043	9,881

(1)	Consists of tax filings and tax-related compliance and other advisory services.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In accordance with its charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent registered public accounting firm. Such approval process ensures that the external auditor does not provide any non-audit services to New England Bancshares that are prohibited by law or regulation.

In addition, the Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. Requests for services by the independent registered public accounting firm for compliance with the auditor services policy must be specific as to the particular services to be provided. The request may be made with respect to either specific services or a type of service for predictable or recurring services. During the year ended March 31, 2012, all services were approved, in advance, by the Audit Committee in compliance with these procedures.

Audit Committee Report

New England Bancshares’ management is responsible for New England Bancshares’ internal controls and financial reporting process. The independent auditors are responsible for performing an independent audit of New England Bancshares’ consolidated financial statements and issuing an opinion on the conformity of those financial statements with generally accepted accounting principles. The Audit Committee oversees New England Bancshares’ internal controls and financial reporting process on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent auditors. Management represented to the Audit Committee that New England Bancshares’ consolidated financial statements were prepared in accordance with generally accepted accounting principles and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61, as amended, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the financial statements.

In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the Audit Committee concerning the independent registered public accounting firm’s independence. In concluding that the auditors are independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the auditors were compatible with its independence.

The Audit Committee discussed with New England Bancshares’ independent auditors the overall scope and plans for their audit. The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of its examination, its evaluation of New England Bancshares’ internal controls, and the overall quality of New England Bancshares’ financial reporting.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of New England Bancshares’ management, which has the primary responsibility for financial statements and reports, and of the independent auditors who, in their report, express an opinion on the conformity of New England Bancshares’ financial statements to generally accepted accounting principles. The Audit Committee’s oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee’s considerations and discussions with management and the independent auditors do not assure that New England Bancshares’ financial statements are presented in accordance with generally accepted accounting principles, that the audit of New England Bancshares’ financial statements has been carried out in accordance with generally accepted auditing standards or that New England Bancshares’ independent auditors are in fact “independent.”

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the board has approved, that the audited consolidated financial statements be included in New England Bancshares’ Annual Report on Form 10-K for the year ended March 31, 2012 for filing with the Securities and Exchange Commission. The Audit Committee also has approved, subject to stockholder ratification, the selection of New England Bancshares’ independent auditors, for the fiscal year ending March 31, 2013.

Audit Committee of the Board of Directors of New England Bancshares, Inc.

Richard M. Tatoian (Chairman)

Lucien P. Bolduc

Richard K. Stevens

New England Bancshares’ Board of Directors unanimously recommends a vote “FOR”

the ratification of the appointment of the independent registered public accounting firm.

DESCRIPTION OF THE MERGER

The following summary of the agreement and plan of merger is qualified by reference to the complete text of the agreement and plan of merger. A copy of the agreement and plan of merger is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. You should read the agreement and plan of merger completely and carefully as it, rather than this description, is the legal document that governs the merger.

General

The agreement and plan of merger provides for the merger of New England Bancshares with and into United Financial Bancorp, with United Financial Bancorp as the surviving entity. Immediately following the merger of New England Bancshares with United Financial Bancorp, New England Bank will merge with and into United Bank, with United Bank as the surviving entity.

Consideration to be Received in the Merger

When the merger becomes effective, each share of New England Bancshares common stock issued and outstanding immediately before completion of the merger will automatically be converted into the right to receive 0.9575 of a share of United Financial Bancorp common stock, plus cash in lieu of any fractional share.

If United Financial Bancorp declares a stock dividend or distribution on shares of its common stock or subdivides, splits, reclassifies or combines the shares of United Financial Bancorp common stock before the effective time of the merger, then the exchange ratio will be adjusted to provide New England Bancshares shareholders with the same economic effect as contemplated by the agreement and plan of merger before any of these events.

New England Bancshares’ shareholders will not receive fractional shares of United Financial Bancorp common stock. Instead, New England Bancshares’ shareholders will receive a cash payment for any fractional shares in an amount equal to the product of (1) the fraction of a share of United Financial Bancorp common stock to which he, she or it is entitled multiplied by (2) the average closing sales price of United Financial Bancorp common stock over the five trading days ending on the third business day before the closing date of the merger.

Background of and New England Bancshares’ Reasons for the Merger

Background of the Merger. As part of its ongoing oversight of New England Bancshares, management and the board of directors of New England Bancshares regularly review New England Bancshares’ strategic and financial prospects. Management and the board of directors regularly have considered New England Bancshares’ prospects as an independent entity versus the alternative of merging with another institution. The board of directors of New England Bancshares authorized Mr. O’Connor to engage in informal discussions with potential strategic partners from time to time. However, before 2011, New England Bancshares was not actively seeking merger partners. New England Bancshares regularly met with other bankers and investment banking firms to discuss mergers and acquisitions. United Financial Bancorp was one of the potential strategic partners with which New England Bancshares met in the past. New England Bancshares had retained FinPro, Inc. (together with its affiliate FinPro Capital Advisors, Inc., “FinPro”) in November 2009 to serve as financial advisor with respect to capital markets, mergers and acquisitions and other financial advisory services. The decision to retain FinPro was made by the New England Bancshares board of directors after reviewing the qualifications of FinPro and other potential advisors, FinPro’s prior experience with New England Bancshares, FinPro’s expertise and reputation in similar recent transactions, and the fee negotiated with FinPro. FinPro met periodically with the board of directors and management to review New England Bancshares’ strategic and financial prospects.

From time to time during 2011, representatives of FinPro met with Mr. O’Connor to discuss potential strategic partners in New England Bancshares’ market area and contiguous market areas from both a buy and sell perspective.

On November 17, 2011, Mr. O’Connor met with representatives of Stifel Nicolaus, financial advisor to United Financial Bancorp, where among other topics, there was a discussion regarding a potential strategic transaction with United Financial Bancorp. Mr. O’Connor had previously met informally with Richard B. Collins, Chairman, President and Chief Executive Officer of United Financial Bancorp where the concept of a possible merger between the companies was discussed in general.

On November 29, 2011, at the request of New England Bancshares, FinPro provided New England Bancshares with pro forma information regarding a strategic combination between New England Bancshares and United Financial Bancorp. FinPro and New England Bancshares subsequently discussed and refined this analysis.

On December 2, 2011, Mr. O’Connor met with Mr. Collins to discuss the overall concept of a strategic partnership or merger of New England Bancshares and United Financial Bancorp. At this meeting, Mr. O’Connor provided the FinPro pro forma analysis to Mr. Collins. The parties began to discuss assumptions, integration issues, projected cost savings, growth projections involved with such a transaction, and the possible effect of a transaction on the institutions and their respective communities and market areas. The parties discussed possible pricing metrics, such as a multiple of earnings as compared to a multiple of tangible book value, and New England Bancshares proposed a per share transaction price in the range of $17.00. The parties also discussed the potential structure of the combined management team, including the possible composition of United Financial Bancorp’s management team following a transaction. Finally, the need for each party to provide access to confidential due diligence materials to better refine pricing and integration issues and the terms of a joint confidentiality agreement were discussed.

On December 12, 2011, Mr. O’Connor discussed with the New England Bancshares board of directors his conversation with United Financial Bancorp, the overall operations of United Financial Bancorp and potential advantages of a possible transaction with United Financial Bancorp, including the FinPro analysis, general pricing metrics and the potential management structure of the combined institution. The board of directors authorized Mr. O’Connor to continue discussions with United Financial Bancorp and to execute a confidentiality agreement and reasonable standstill agreement and to work with legal and financial advisors, if necessary.

On December 13, 2011, Mr. O’Connor again met with Mr. Collins to discuss Stifel Nicolaus’ review of the FinPro analysis. Stifel Nicolaus and United Financial Bancorp questioned certain earnings, expense savings, other merger assumptions and pricing that FinPro used in preparing its analysis. Mr. O’Connor explained that, upon execution of a confidentiality agreement, he could share with Mr. Collins the detailed analysis of merger cost savings and projections as well as New England Bancshares’ strategic plan to support pricing. The parties also discussed the possible management structure of United Financial Bancorp post-merger and Mr. O’Connor’s willingness to work for the combined institution. The parties discussed possible solutions to the divergent view of the pricing.

On December 22, 2011, New England Bancshares and United Financial Bancorp executed a confidentiality agreement.

On January 9, 2012, Mr. O’Connor updated the board of directors on the status of the negotiations, including the parties’ disagreement as to pricing, assumptions related to cost savings and the asset quality of New England Bancshares.

On January 10, 2012, Mr. O’Connor met with Mr. Collins as well as other members of United Financial Bancorp’s management team to discuss FinPro’s analysis of cost savings, United Financial Bancorp’s view of New England Bancshares’ asset quality and post-transaction metrics. At that point, United Financial Bancorp was willing to offer $14.50 per share for New England Bancshares common stock. This price and resulting exchange ratio was not acceptable to New England Bancshares.

On February 3, 2012, Mr. O’Connor and Mr. Collins met to discuss the proposed transaction and United Financial Bancorp delivered to New England Bancshares a summary of the analyses prepared by United Financial Bancorp and Stifel Nicolaus regarding the relative merits, financial impact and valuation conclusions regarding the proposed transaction.

On February 13, 2012, Mr. O’Connor updated the board of directors on the status of the negotiations, including the parties’ disagreement as to pricing and New England Bancshares’ asset quality.

On February 14, 2012, Mr. O’Connor received a telephone call from a third party who claimed to represent a larger local bank that was interested in a potential strategic transaction with New England Bancshares at a transaction price of approximately 170% of tangible book value. This third party provided Mr. O’Connor with contact information for the investment banker representing the interested party. Mr. O’Connor authorized FinPro to contact the investment banker, who informed FinPro that his client was in fact not interested in a strategic transaction with New England Bancshares at that time.

On February 16, 2012, FinPro provided to United Financial Bancorp and Stifel Nicolaus an analysis that included New England Bancshares’ analysis of merger cost savings and projections as well as New England Bancshares’ confidential budget information and projections.

On February 17, 2012, New England Bancshares sent United Financial Bancorp a summary analysis regarding various merger assumptions, financial impact and valuation conclusions in response to United Financial Bancorp’s summary analyses provided on February 3, 2012.

Between February 22, 2012 and February 27, 2012, the parties continued to discuss FinPro’s and Stifel Nicolaus’ analyses and assumptions regarding pro forma impact and valuation. United Financial Bancorp indicated that a price of $15.00 for New England Bancshares shares was appropriate.

On March 9, 2012, United Financial Bancorp presented a non-binding letter of intent to New England Bancshares. The letter of intent stated that United Financial Bancorp was prepared to offer $15.50 per share of New England Bancshares common stock, which was based on an exchange ratio of 0.9504 per share of United Financial Bancorp common stock for every share of New England Bancshares common stock and a 20-day volume weighted average trading price of $16.31 per share of United Financial Bancorp common stock. The letter of intent contained a 45-day exclusivity provision.

On March 16, 2012, the New England Bancshares board of directors met to discuss the letter of intent, the financial terms of a potential merger with United Financial Bancorp, current merger market metrics, the valuation of the New England Bancshares franchise on a stand-alone basis and based on current merger market metrics, the value of the United Financial Bancorp’s franchise and potential alternative partners and transactions. The board of directors also discussed with counsel fiduciary duties in the context of mergers and strategic transactions. The board considered the relative advantages and disadvantages of stock and cash consideration and felt that the potential future value of United Financial Bancorp’s stock could be higher than it is today. The board of directors authorized Mr. O’Connor to execute and deliver to United Financial Bancorp the letter of intent and continue discussions with United Financial Bancorp. The New England Bancshares board of directors determined that New England Bancshares should consider a strategic partnership with a well-respected community bank with a history of good earnings, a favorable capital position, and a strong management team. The board of directors expressed its preference for a transaction with a community banking institution that would be a strategic fit with New England Bancshares and would maximize value for New England Bancshares shareholders, but that would not result in duplication of combined branch offices in order to best protect the interests of its employees and customers. New England Bancshares directors also considered the long-term potential value of United Financial Bancorp’s stock should it sell to a larger bank at some point in the future. Specific terms of the United Financial Bancorp proposal and other prospective strategic partners were discussed at this time.

On March 19, 2012, New England Bancshares executed and delivered the letter of intent to United Financial Bancorp.

On March 20, 2012, United Financial Bancorp delivered a due diligence request list to New England Bancshares.

On March 21, 2012, FinPro (on behalf of New England Bancshares) and Stifel Nicolaus (on behalf of United Financial Bancorp) discussed the termination provision and termination fees and a provision allowing New England Bancshares to discuss potential transactions with third parties. United Financial Bancorp rejected proposals for an alternative termination fee structure and a “go-shop” provision.

On March 30, 2012, New England Bancshares and FinPro opened an electronic datasite to United Financial Bancorp and its legal and financial advisors.

On March 31, 2012 and April 1, 2012, United Financial Bancorp performed due diligence review of New England Bancshares’ loan portfolio at New England Bancshares’ offices in Bristol, Connecticut and Enfield, Connecticut.

On April 17, 2012, United Financial Bancorp performed additional due diligence review and conducted interviews of New England Bancshares management personnel.

Between April 19, 2012 and April 30, 2012, the parties, together with their financial and legal advisors, negotiated the terms and conditions of the merger agreement, including severance and change-in-control payments and retention pool payments to continuing employees.

On May 3, 2012, the exclusivity provision in the letter of intent expired.

On May 10, 2012, New England Bancshares performed reverse due diligence on United Financial Bancorp, including management interviews.

On May 10, 2012, New England Bancshares received an unsolicited telephone call from another institution (“Party A”) in which Party A expressed interest in a possible strategic transaction. During such discussion the Chief Executive Officer of Party A preliminarily indicated that Party A could have an interest in acquiring all of the outstanding stock of New England Bancshares for an unspecified combination of common stock and cash in an amount that could approach 175% to 180% of tangible book value depending on due diligence and projected cost savings. It was noted that this was a preliminary indication of interest and, in order for Party A to further solidify its interest, Party A would need to have access to additional non-public data and meet with its financial advisors to generate a transaction analysis. Mr. O’Connor stated that he would discuss Party A’s preliminary indication of interest and the request to be provided with non-public information with the board of directors of New England Bancshares.

On May 14, 2012, Mr. O’Connor informed the New England Bancshares board of directors of his discussions with the Chief Executive Officer of Party A, who conveyed Party A’s possible interest in a transaction with New England Bancshares at a price of approximately 175% to 180% of New England Bancshares’ tangible book value (or between $17.00 to $17.50 per share of New England Bancshares common stock). The board of directors discussed the merits and detriments of the verbal indication of interest by Party A and determined that, given that there were still material terms of the United Financial Bancorp transaction that were unresolved and the possible difference in the pricing between the preliminary indication of interest of Party A versus the pricing of the United Financial Bancorp proposal at such time, it would be beneficial to open up negotiations with Party A to determine if Party A’s pricing and interest could be solidified. The board of directors also resolved at such meeting to authorize Mr. O’Connor to execute a joint confidentiality agreement and appoint a Merger Committee, consisting of three independent directors, to review and evaluate issues related to the United Financial Bancorp transaction, the proposal by Party A and any other indications of interest and present their findings to the board of directors.

On May 14, 2012, Party A and New England Bancshares executed a joint confidentiality agreement, and Party A was granted access to confidential due diligence materials regarding New England Bancshares. New England Bancshares authorized FinPro to contact Party A’s investment banker. Party A’s investment banker indicated to FinPro that the value proposed in the verbal indication of interest was not supportable by the investment banker’s analysis but that a lower level might work.

On May 17, 2012, the Chief Executive Officer of Party A contacted Mr. O’Connor and noted that, after a more detailed review and analysis of a possible transaction with his financial advisors and management team, Party A had to revise and lower its preliminary indication of interest to between $15.00 and $16.00 per share of New England Bancshares common stock. He noted that such revised preliminary pricing was also subject to further due diligence by Party A on New England Bancshares, including loan portfolio due diligence, and negotiation of other deal points. He also informed Mr. O’Connor that he was currently negotiating an unrelated acquisition that would utilize the resources of Party A in the near term and may affect Party A’s timing and ability to consummate a merger with New England Bancshares.

On May 17, 2012, the Merger Committee met and at such meeting Mr. O’Connor informed the Merger Committee of the status of his conversations with Party A, specifically that Party A had reduced the transaction price from between $17.00 and $17.50 per share of New England Bancshares common stock to between $15.00 and $16.00 per share, and that such reduced transaction price remained subject to further due diligence review and negotiation of other deal points. The Merger Committee noted that the revised price range proposed by Party A was comparable to the then-current price negotiated with United Financial Bancorp. Mr. O’Connor also noted that Party A was engaged in another possible transaction that could affect Party A’s timing, pricing and ability to negotiate and consummate a transaction with New England Bancshares. The Merger Committee determined that, given the reduction in the proposed transaction price, Party A’s trading multiples and other uncertainties with respect to Party A’s indication of interest, New England Bancshares should continue its negotiations with United Financial Bancorp. The Merger Committee authorized Mr. O’Connor to propose to United Financial Bancorp that United Financial Bancorp increase its transaction price to $15.75 per share and that United Financial Bancorp agree to greater representation of New England Bancshares at the combined entity. The Merger Committee further authorized Mr. O’Connor to inform Party A that New England Bancshares was not interested in pursuing further discussions with Party A at Party A’s current transaction price.

On May 18, 2012, Mr. O’Connor informed Party A that New England Bancshares was not interested in pursuing further discussions with respect to a potential transaction with Party A.

Between May 18, 2012 and May 20, 2012, the parties, together with their financial and legal advisors, negotiated with respect to the exchange ratio, termination fee and a termination provision that would allow New England Bancshares to terminate the merger agreement in the event that United Financial Bancorp’s stock price declined by a certain percentage and declined by a certain percentage relative to a bank stock index (referred to as a “dual trigger walk-away”). The parties negotiated the “dual trigger walk-away” from 20% to 17.5%.

On May 21, 2012, Mr. O’Connor informed the Merger Committee of the status of the negotiations, specifically with respect to the exchange ratio, termination fee and dual trigger walk-away provisions. The Merger Committee authorized Mr. O’Connor to request that United Financial Bancorp agree to a combination of a reduced walk-away trigger and an increased exchange ratio, and to inform United Financial Bancorp that New England Bancshares intended to cease negotiations if United Financial Bancorp were not amenable to further discussions of these provisions.

Between May 21, 2012 and May 28, 2012, other terms of price support were discussed, including cash consideration, but were not agreed to. The parties negotiated the final terms of a definitive merger agreement, including an increase in the exchange ratio from 0.9504 to 0.9575 and a reduction in the dual trigger walk-away from 17.5% to 12.5%. The parties finalized the definitive merger agreement on May 28, 2012.

On May 29, 2012, the Merger Committee, with representatives of FinPro and legal counsel present, reviewed the final merger agreement, FinPro’s due diligence report, and legal counsel’s due diligence report. In addition, FinPro verbally presented its fairness opinion analysis. The Merger Committee resolved to recommend the merger with United Financial Bancorp to the board of directors for approval.

On May 30, 2012, the New England Bancshares board of directors met to review presentations by its legal counsel and by FinPro, which included, among other matters, commercial, financial and corporate information on

United Financial Bancorp and New England Bancshares, each entity’s historical stock price and performance, and valuation methodologies and analyses of the consideration offered by United Financial Bancorp. Following the presentations, the board of directors engaged in discussions about the proposed transaction, the proposed merger agreement and other transaction documents and the effect of the transaction on the customers and employees of New England Bancshares. Members of the board of directors asked questions of New England Bancshares’ outside legal and financial advisors about the proposed transaction and their fiduciary duties to shareholders. After further reviewing the consideration per share offered by United Financial Bancorp and after giving consideration to the other factors described under “—New England Bancshares’ Reasons for the Merger,” the New England Bancshares board of directors unanimously resolved to authorize and approve the merger with United Financial Bancorp and the merger agreement, and to recommend the transaction to the shareholders for approval.

On May 30, 2012, the United Financial Bancorp board of directors held a special meeting, also attended by members of United Financial Bancorp’s senior management and outside financial and legal advisors, to review and discuss the proposed merger agreement. Kilpatrick Townsend & Stockton LLP, outside counsel to United Financial Bancorp, reviewed with the board the terms of the proposed merger agreement. Representatives of Stifel Nicolaus discussed financial analyses and fairness opinion analysis regarding the proposed transaction. After a discussion regarding the merger agreement and the transaction, Stifel Nicolaus rendered an oral opinion (subsequently confirmed in writing) to United Financial Bancorp that the merger consideration to be paid by United Financial Bancorp to the holders of New England Bancshares common stock in connection with the merger was fair to United Financial Bancorp from a financial point of view. Following further review and discussion among the members of the United Financial Bancorp board of directors, the United Financial Bancorp board of directors unanimously approved the merger agreement.

On May 30, 2012, United Financial Bancorp and New England Bancshares executed the definitive merger agreement, on May 31, 2012, and issued a joint press release announcing the merger.

On June 13, 2012, New England Bancshares received a notice from a plaintiff’s attorney on behalf of a New England Bancshares shareholder, stating that such shareholder, who was a former New England Bancshares employee, believed the consideration offered by United Financial Bancorp to be inadequate, alleging breach of fiduciary duties and demanding that the board of directors ensure that the consideration offered by United Financial Bancorp is fair to the shareholders. Pursuant to the terms of the merger agreement, New England Bancshares promptly informed United Financial Bancorp of receipt of the shareholder demand letter and engaged counsel to assist the board of directors.

On June 26, 2012, New England Bancshares received an unsolicited non-binding written letter of intent from a third party (“Party B”), in which Party B proposed a possible transaction to purchase all of the outstanding New England Bancshares common stock for an all cash consideration of $14.25 per share. The proposal outlined other possible transaction terms and stated that such proposal was non-binding, subject to due diligence and subject to the negotiation of a definitive merger agreement.

On June 26, 2012, the New England Bancshares board of directors met to discuss Party B’s proposal and the shareholder demand. New England Bancshares’ legal advisors reviewed with the board of directors the procedures required under the merger agreement with respect to evaluating Party B’s proposal and with respect to forming a conclusion as to whether Party B’s offer could reasonably be expected to result in a superior proposal under the merger agreement. New England Bancshares’ legal advisors also discussed with the board of directors the requirements related to its fiduciary duties and the rights and obligations under the merger agreement. The board of directors also discussed with litigation counsel issues related to the potential shareholder litigation related to the shareholder demand letter. The board of directors re-authorized the Merger Committee to review all issues related to any third party indications of interest, to analyze Party B’s proposal with the assistance of New England Bancshares’ legal and financial advisors and make its recommendation to the board of directors. The board also directed FinPro to prepare an analysis of Party B’s proposal and directed its legal advisors to review the regulatory or legal issues related to a transaction with Party B.

On June 27, 2012, in accordance with the merger agreement, New England Bancshares notified United Financial Bancorp of receipt of Party B’s proposal.

On June 28, 2012, the Merger Committee met to discuss Party B’s proposal and the analysis of FinPro and its legal advisors. After discussion with FinPro and New England Bancshares’ legal advisors regarding the relative merits of the merger with United Financial Bancorp and Party B’s proposal, the Merger Committee unanimously determined that it would recommend to the board of directors that Party B’s proposed transaction did not constitute and would not reasonably be expected to lead to a superior proposal as defined under the merger agreement. The Merger Committee made such determination after considering the benefits of the price certainty of all cash consideration proposed by Party B relative to: (1) the fact that, although the per share transaction price proposed by Party B was higher than the per share price in the United Financial Bancorp transaction, United Financial Bancorp’s stock price appeared to be undervalued; (2) the potential long-term prospects of United Financial Bancorp, including increases in value and a potential future acquisition of United Financial Bancorp by a third party; and (3) the tax consequences of the all-cash consideration.

The board of directors met later on June 28, 2012, and reviewed presentations by its legal counsel and by FinPro, which included, among other matters, commercial, financial and corporate information on Party B, United Financial Bancorp and New England Bancshares, each entity’s historical stock price and performance, and valuation methodologies and analyses of the consideration offered by United Financial Bancorp and by Party B. Following the presentations, the board of directors engaged in further discussions about Party B’s proposed transaction, and asked questions of New England Bancshares’ outside legal and financial advisors about the United Financial Bancorp transaction, Party B’s indication of interest and their fiduciary duties to shareholders. The Merger Committee presented its determination to the board of directors. The board of directors determined that Party B’s indication of interest could not reasonably be expected to result in a superior proposal due to the factors considered by the Merger Committee in making its recommendation and such additional factors as the uncertainty that Party B would reduce the transaction price, the delays involved in Party B’s due diligence review and the negotiation of a definitive merger agreement with Party B, and the costs incurred in connection with the United Financial Bancorp transaction. The directors who do not hold options to purchase New England Bancshares’ common stock, voting as a separate group, approved the determination, and the entire board of directors approved the determination, in both cases unanimously.

On June 29, 2012, New England Bancshares informed Party B that its board of directors had determined not to pursue further negotiations with Party B. New England Bancshares also informed United Financial Bancorp of this determination on the same date.

On July 9, 2012, New England Bancshares received a revised unsolicited non-binding written letter of intent from Party B, in which Party B increased its proposed cash consideration to $14.75 per share. The other terms of the revised letter of intent were identical to Party B’s initial letter of intent, including that the proposal remained subject to due diligence and subject to the negotiation of a definitive merger agreement.

On July 9, 2012, in accordance with the merger agreement, New England Bancshares notified United Financial Bancorp of receipt of Party B’s proposal.

On July 11, 2012, the Merger Committee met to discuss Party B’s revised proposal. New England Bancshares’ legal advisors reviewed with the Merger Committee the procedures required under the merger agreement with respect to evaluating Party B’s proposal and with respect to forming a conclusion as to whether Party B’s offer could reasonably be expected to result in a superior proposal under the merger agreement. New England Bancshares’ legal advisors also discussed with the Merger Committee the requirements related to its fiduciary duties and the rights and obligations under the merger agreement. FinPro presented an analysis of the revised proposal and a comparison of the revised proposal to the United Financial Bancorp transaction. The Merger Committee unanimously determined that it would recommend to the board of directors that Party B’s revised proposed transaction could reasonably be expected to lead to a superior proposal as defined under the merger agreement. The Merger Committee made such determination after considering that: (1) the per share transaction price proposed by Party B was approximately $0.70 higher than the per share price in the United Financial Bancorp transaction; (2) Party B’s willingness to increase its transaction price without conducting due diligence review indicated that Party B could further increase its transaction price, and decreased the likelihood that Party B would decrease its transaction price; (3) the increased transaction price reduced the tax consequences of cash consideration to New England Bancshares’ shareholders; (4) the increased transaction price was comparable to the highest value of United Financial Bancorp common stock after the execution of the merger agreement; and (5) the increased transaction price would compensate New England Bancshares shareholders for loss of the potential long-term benefits of owning United Financial Bancorp common stock, while the price certainty of cash consideration alleviated the risk of potential decreases in the value of United Financial Bancorp common stock. The Merger Committee expressed a preference for price certainty in light of the increase in volatility in the equity markets and weakening economic conditions.

The board of directors met later on July 11, 2012 to consider Party B’s revised proposal. New England Bancshares’ legal advisors reviewed with the board of directors the procedures required under the merger agreement with respect to evaluating Party B’s proposal and with respect to forming a conclusion as to whether Party B’s offer could reasonably be expected to result in a superior proposal under the merger agreement. New England Bancshares’ legal advisors also discussed with the Merger Committee the requirements related to its fiduciary duties and the rights and obligations under the merger agreement. FinPro then presented its analysis of the revised proposal and a comparison of the revised proposal to the United Financial Bancorp transaction. The Merger Committee presented its determination to the board of directors. The board of directors determined that Party B’s indication of interest could reasonably be expected to result in a superior proposal due to the factors considered by the Merger Committee in making its recommendation and such additional factors as the delays involved in Party B’s due diligence review and the negotiation of a definitive merger agreement with Party B, and the costs incurred in connection with the United Financial Bancorp transaction. The directors who do not hold options to purchase New England Bancshares’ common stock, voting as a separate group, approved the determination, and the entire board of directors approved the determination, in both cases unanimously.

On July 11, 2012, New England Bancshares informed Party B that its board of directors had determined that its proposal could reasonably be expected to result in a superior proposal under the merger agreement, and that New England Bancshares was prohibited from further discussions until two business days after giving notice of such determination to United Financial Bancorp. New England Bancshares also informed United Financial Bancorp of this determination on the same date.

On July 14, 2012, Party B and New England Bancshares executed a joint confidentiality agreement, and Party B was granted access to confidential due diligence materials regarding New England Bancshares.

Between July 16, 2012 and July 20, 2012, Party B performed its due diligence review of New England Bancshares.

On July 20, 2012, Party B informed New England Bancshares that, as a result of its due diligence review of New England Bancshares, it could not support the price set forth in its letter of intent, and that Party B did not wish to further pursue a transaction with New England Bancshares.

On July 30, 2012, the board of directors met, and Mr. O’Connor advised the board that Party B had withdrawn its revised acquisition proposal. Mr. O’Connor stated that the President and Chief Executive Officer of Party B had informed him that, after due diligence, Party B had concluded that it was unwilling to enter into a transaction with New England Bancshares. The board also discussed the creation of a Special Litigation Committee to address the claims raised in the shareholder demand letter of June 13, 2012. A law firm, which had no prior engagement with New England Bancshares, was invited to present to the board on the purpose, responsibilities, and makeup of such a committee. After discussion, the members of the board unanimously approved the creation of a Special Litigation Committee consisting of three independent directors.

On August 1, 2012, the Special Litigation Committee retained the law firm that had presented to the board on July 30 as its counsel, and held preliminary meetings on August 1 and August 3, 2012. During the August 3 meeting, the Committee determined that one of its members should resign from the Committee to ensure complete independence in accordance with applicable law. Following the resignation of that director on August 3, 2012, the Committee was reconstituted with two independent directors, who conducted all aspects of the Committee’s investigation with the assistance of counsel.

On August 13, 2012, the board met to discuss the progress of the proposed merger and the reconstitution of the Special Litigation Committee from three directors to two. After discussion, the reconstitution of the Special Litigation Committee was unanimously approved by vote of the entire board.

From August 3 through August 29, 2012, the Special Litigation Committee conducted its investigation of the allegations of the shareholder demand letter. The Special Litigation Committee’s investigation included regular meetings, frequent consultation with its legal counsel, interviews of New England Bancshares’ directors, officers, employees, and legal and financial advisors, and review of documents obtained from New England Bancshares and other sources. Specifically, the Special Litigation Committee interviewed sixteen people, and reviewed the merger agreement, meeting minutes of the board and Merger Committee, presentations and analyses by FinPro, presentations by New England Bancshares’ legal counsel, press releases and other publicly available information, a draft of this registration statement, and other materials. At the conclusion of its investigation, the Special Litigation Committee drafted a comprehensive report dated August 29, 2012, which considered the merits of each allegation in the shareholder demand letter under applicable law and in light of the facts found by the Special Litigation Committee during its investigation. The Special Litigation Committee’s report concluded that each of the allegations lacked merit and did not warrant prosecution by New England Bancshares, and the report recommended that the board refuse the shareholder demand.

On September 7, 2012, the Special Litigation Committee and its counsel met with the board to present the Special Litigation Committee’s report, including its analysis of each claim contained in the demand letter, its conclusions, and its recommendation that the demand be refused. Following the presentation, there was a discussion of the Special Litigation Committee’s report among the board members, members of the Special Litigation Committee, and its counsel. After the discussion, a motion was made and seconded to accept the Special Litigation Committee’s recommendation that the board refuse the shareholder demand. The board unanimously approved the motion and authorized the Special Litigation Committee’s counsel to notify the shareholder’s attorney on New England Bancshares’ behalf that the board had decided to refuse the demand.

See “—Opinion of New England Bancshares’ Financial Advisor” for a description of the fees FinPro will receive for its services to New England Bancshares in connection with the merger.

New England Bancshares’ Reasons for the Merger. In reaching its decision to approve the merger agreement and recommend their approval to shareholders, the New England Bancshares board of directors consulted with senior management, its legal counsel, Luse Gorman Pomerenk & Schick, P.C., its financial advisor, FinPro, and considered a number of factors, including, among others, the following, which are not presented in order of priority:

•

the business strategy and strategic plan of New England Bancshares, its prospects for the future, projected financial results, and expectations relating to the proposed merger with United Financial Bancorp;

•

a review of the risks and prospects of New England Bancshares remaining independent, including the challenges of maintaining a small community bank in the current financial and regulatory climate versus aligning New England Bancshares with a well-capitalized, well-managed larger organization;

•

a review of potential merger opportunities available to New England Bancshares for the foreseeable future based on an assessment of financial institutions operating in New England Bancshares’ market area or in contiguous areas that are of appropriate size and liquidity to engage in a transaction with New England Bancshares;

•

a review of the historical financial statements and condition of New England Bancshares and certain other internal information, primarily financial in nature, relating to the respective businesses, earnings and balance sheets of New England Bancshares;

•	the form and amount of the merger consideration, including the tax effects of stock consideration compared to cash consideration;

•

the merger consideration that could reasonably be expected from other potential acquirers with apparent ability to consummate an acquisition of New England Bancshares, including institutions that had expressed an interest in acquiring a depository institution such as New England Bancshares;

•

the relative financial strength of United Financial Bancorp as a merger partner compared to other potential acquirers based on United Financial Bancorp’s historical revenues and revenue expectations over the near and long term;

•	the strength and recent performance of United Financial Bancorp’s common stock;

•

the ability of New England Bancshares’ shareholders to benefit from United Financial Bancorp’s potential growth and stock appreciation since it is more likely that the combined entity will have superior future earnings and prospects compared to New England Bancshares’ earnings and prospects on an independent basis;

•	the possibility that United Financial Bancorp might become the subject of a merger or acquisition transaction with an even larger financial institution;

•	the ability of United Financial Bancorp to execute a merger transaction from a financial and regulatory perspective;

•	the geographic fit and increased customer convenience of the branch networks of New England Bancshares;

•	the similar management style and strategies of United Financial Bancorp’s management team;

•	the potential continued representation of New England Bancshares’ management on the management team and board of directors of the combined entity;

•

the anticipated effect of the acquisition on New England Bancshares’ employees (including the fact that United Financial Bancorp anticipates offering employment to the majority of New England Bancshares’ employees and the availability of a retention bonus pool for New England Bancshares’ employees, following the consummation of the merger);

•	the effect on New England Bancshares’ customers and the communities served by New England Bancshares;

•

the terms of the merger agreement, including the price protection provisions, walk-away provisions, representations and warranties of the parties, the covenants, the consideration, the benefits to New England Bancshares’ employees, the circumstances under which the New England Bancshares board of directors may consider a superior proposal, the ability of New England Bancshares to terminate the merger agreement, and the absence of burdensome contingencies in the merger agreement;

•	the increased legal lending limit available to borrowers by reason of the merger;

•	the likelihood of obtaining the necessary regulatory approvals within a reasonable time frame and without unusual or burdensome conditions; and

•

the long-term and short term interests of New England Bancshares and its shareholders, the interests of the employees, customers, creditors and suppliers of New England Bancshares, and community and societal considerations including those of the communities in which New England Bancshares maintains offices.

Based on the factors described above, the board of directors of New England Bancshares determined that the merger with United Financial Bancorp and the merger of New England Bank with United Bank would be advisable and in the best interests of New England Bancshares shareholders and other constituencies and unanimously approved the merger agreement.

Recommendation of New England Bancshares’ Board of Directors

New England Bancshares’ board of directors has unanimously approved the agreement and plan of merger and the merger and unanimously recommends that you vote “FOR” the agreement and plan of merger and the merger.

Opinion of New England Bancshares’ Financial Advisor

FinPro Capital Advisors was retained by New England Bancshares to act as its financial advisor in connection with a possible business combination with other financial institutions. New England Bancshares selected FinPro Capital Advisors because of their knowledge of, experience with, and reputation in the financial services industry. FinPro Capital Advisors agreed to assist New England Bancshares in analyzing, structuring, negotiating and effecting a possible merger. FinPro Capital Advisors is engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

The New England Bancshares’ board of directors considered and approved the merger agreement at a board meeting held on May 30, 2012. FinPro Capital Advisors delivered to the board of directors its fairness opinion presentation that, as of May 30, 2012, the merger consideration was fair to New England Bancshares’ shareholders from a financial point of view.

According to the terms of the merger, each share of New England Bancshares’ common stock will be converted into 0.9575 shares of United Financial Bancorp common stock (“exchange ratio” or “merger consideration”).

The text of FinPro Capital Advisors’ written opinion is attached as Annex C to this document and is incorporated herein by reference. New England Bancshares’ shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by FinPro Capital Advisors.

FinPro Capital Advisors’ opinion speaks only as of the date of such opinion. FinPro Capital Advisors’ opinion is directed to the New England Bancshares’ board of directors and addresses only the fairness, from a financial point of view, of the consideration offered in the merger. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any New England Bancshares’ shareholder as to how the shareholder should vote at the New England Bancshares’ shareholder meeting on the merger or any related matter. United Financial Bancorp and New England Bancshares determined the consideration to be paid through the negotiation process. FinPro Capital Advisors did not make a recommendation as to the amount of consideration to be paid.

In rendering its opinion, FinPro Capital Advisors considered among other things:

(1)	the merger agreement and the exhibits thereto;

(2)	historic changes in the market for bank and thrift stocks;

(3)	both New England Bancshares’ and United Financial Bancorp’s trading history;

(4)	trends and changes in the financial condition and results of operations of New England Bancshares and United;

(5)	New England Bancshares’ and United Bank’s March 31, 2012 Call reports;

(6)	New England Bancshares’ and United Financial Bancorp’s 2010 and 2011 annual reports;

(7)	New England Bancshares’ and United Financial Bancorp’s current strategic plans; and

(8)	New England Bancshares’ and United Financial Bancorp’s 2011 and 2012 SEC filings.

In performing its review and in rendering its opinion, FinPro Capital Advisors has relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by New England Bancshares or it representatives, or that was otherwise reviewed by FinPro Capital Advisors and has assumed such accuracy and completeness for purposes of rendering its opinion. FinPro Capital Advisors has further relied on the assurances of management of New England Bancshares that they are not aware of any facts or circumstances not within the actual knowledge of FinPro Capital Advisors, as the case may be, that would make any of such information inaccurate or misleading. FinPro Capital Advisors has not been asked to and has not undertaken any independent verification of any of such information, and FinPro Capital Advisors does not assume any responsibility or liability for the accuracy or completeness thereof. FinPro Capital Advisors has not made an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of New England Bancshares, United Financial Bancorp or any of their respective subsidiaries, or the collectibility of any such assets, nor has FinPro Capital Advisors been furnished with any such evaluations or appraisals. FinPro Capital Advisors has not made any independent evaluation of the adequacy of the allowance for loan losses of New England Bancshares or United Financial Bancorp or its subsidiary nor has FinPro Capital Advisors reviewed any individual credit files and have assumed that their respective allowance for loan losses are correct.

The following is a summary of the material analyses performed by FinPro Capital Advisors and presented to the New England Bancshares’ board of directors on May 30, 2012. The summary is not a complete description of all the analyses underlying FinPro Capital Advisors’ opinion. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. FinPro Capital Advisors believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered, without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. The financial analyses summarized below include information presented in a tabular format. To understand fully the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses.

Valuation

FinPro Capital Advisors analyzed the consideration using the standard evaluation techniques (as discussed below) including, but not limited to: comparable trading multiples, comparable acquisition multiples and the investment value.

Market Value. Market value is generally defined as the price, established on an “arms-length” basis, at which knowledgeable, unrelated buyers and sellers would agree to transfer shares. The market value is frequently used to determine the price of a minority block of stock when both the quantity and the quality of the “comparable” data are deemed sufficient. The market value for a financial institution can be determined by comparison to the median price to earnings and price to tangible book value of publicly-traded financial institutions, adjusting for significant differences in financial performance criteria. The market value in connection with the evaluation of control of a financial institution is determined by the previous sales of financial institutions.

Market Value—Trading. To compare the relative values of United Financial Bancorp and New England Bancshares, FinPro Capital Advisors selected a Comparable Trading Group for New England Bancshares, which was comprised of fully public banks with total assets between $500 million to $1 billion located in the Northeast region. The banks and thrifts included in the Comparable Trading Group had an initial public offering date earlier than May 25, 2011. Any bank or holding company known to be a merger target was eliminated from the Comparable Trading Group.

To compare the relative values of United and New England Bancshares, FinPro Capital Advisors selected a Comparable Trading Group for United Financial Bancorp, which was comprised of fully public banks and thrifts located within the Northeast region with total assets between $1 billion and $4 billion. The banks and thrifts included in the Comparable Trading Group had an initial public offering date earlier than May 25, 2011. Any bank or holding company known to be a merger target was eliminated from the Comparable Trading Group.

As of closing on May 25, 2012	New England Bancshares		New England Bancshares Comparable Group Median		United Financial Bancorp		United Financial Bancorp Comparable Group Median
Balance Sheet Data:
Total Assets	$726 million		$602 million		$1.7 billion		$1.5 billion
Loans to Deposits	95.93%		88.19%		90.70%		90.41%
Loans to Assets	76.20		69.97		68.34		64.03
Deposits to Assets	80.06		77.08		75.81		72.53
Borrowings to Assets	8.91		10.78		9.68		17.33

Capitalization:
Equity to Assets	10.10		10.53		13.69		9.53
Tangible Equity to Tangible Assets	7.85		9.72		13.24		7.66
Equity + Reserves to Assets	10.88		10.48		13.93		8.67

Asset Quality:
Nonperforming Loans to Loans	3.09		2.03		1.24		1.46
Reserves to Nonperforming Loans	33.01		46.27		80.25		94.39
Nonperforming Assets to Assets	2.58		1.59		1.00		1.17
Reserves to Loans	1.02		1.06		0.99		1.39
Reserves to Nonperforming Assets plus + Loans 90 Days Past Due	30.38		41.27		68.41		75.54

Profitability—Trailing 12 Months:
Return on Average Assets	0.64		0.58		0.72		0.91
Return on Average Equity	6.21		4.77		5.10		10.18
Yield on Earning Assets	4.98		4.54		4.65		4.37
Net Interest Margin	3.48		3.40		3.51		3.37
Noninterest Income to Avg. Assets	0.38		0.65		0.61		0.59
Noninterest Expense to Avg. Assets	2.54		3.23		2.75		2.49
Efficiency Ratio	70.06		77.67		70.32		64.15

Growth Rates:
Assets—12 Months	6.52		4.84		3.78		7.24
Loans—12 Months	4.87		3.53		3.84		6.56
Deposits—12 Months	7.56		5.95		7.22		8.56

Market Pricing Multiples:
Price to Earnings per Share	12.72	x	15.64	x	19.78	x	11.48	x
Price to Core Earnings per Share *	13.19	x	25.62	x	19.56	x	12.37	x
Price to Book Per Share	78.36%		90.79%		104.54%		111.99%
Price to Tangible Book Per Share	103.31%		104.47%		108.64%		125.44%

Sources:	SNL Securities’ market data, the Call Reports and FinPro Capital Advisors calculations.
*	Note: Core earnings were defined as: net income before extraordinary items less the after-tax portion of investment securities and nonrecurring items and other gains on sale. The assumed tax rate is 35%.

The selected Comparable Trading Group for New England Bancshares was composed of: Centrix Bank & Trust (CXBT), Chicopee Bancorp, Inc. (CBNK), Community Bancorp (CMTV), Hampden Bancorp, Inc.

(HBNK), Katahdin Bankshares Corporation (KTHN), Northeast Bancorp (NBN), Northway Financial, Inc. (NWYF), Patriot National Bancorp, Inc. (PNBK), Peoples Federal Bancshares, Inc. (PEOP), Salisbury Bancorp, Inc. (SAL), SI Financial Group, Inc. (SIFI) and Union Bankshares, Inc. (UNB).

The selected Comparable Trading Group for United was composed of: Bar Harbor Bankshares (BHB), Cambridge Bancorp (CATC), Camden National Corporation (CAC), Century Bancorp, Inc. (CNBKA), Enterprise Bancorp, Inc. (EBTC), First Bancorp, Inc. (FNLC), Hingham Institution for Savings (HIFS), Merchants Bancshares, Inc. (MBVT), New Hampshire Thrift Bancshares, Inc. (NHTB), Rockville Financial, Inc. (RCKB), Washington Trust Bancorp, Inc. (WASH), and Westfield Financial, Inc. (WFD).

Market Value—Acquisition. In analyzing the consideration value to be paid for New England Bancshares, FinPro Capital Advisors considered the pricing of other recent bank and thrift mergers. FinPro Capital Advisors examined two sets of merger groups announced after January 1, 2010 as follows.

•	Regional—Target was located in the New England Bancshares Region, had an nonperforming assets to assets ratio less than 6.0% and was not a mutually owned institution.

•	Size—Target had total assets between $500 million and $1 billion while having an nonperforming assets to asset ratio less than 6.0%.

The following table illustrates the median, minimum and maximum pricing multiples of the two merger groups.

	Price to Last Twelve Months’ Earnings per Share		Price to Last Twelve Months’ Core Earnings per Share*		Price to Tangible Book Value Per Share	Franchise Premium to Core Deposits
New England Bancshares
Merger Multiples—0.9575 exchange ratio using United’s closing price on May 25, 2012	19.2x	**	19.9x	**	156.3%	6.6%

Regional Deals (18 transactions)
Median	24.6x		27.3x		148.8%	6.9%
Minimum	12.4x		12.0x		58.0%	1.9%
Maximum	51.2x		63.0x		200.2%	14.1%

Similar Size Deals (28 transactions)
Median	21.4x		28.6x		120.0%	3.0%
Minimum	7.1x		12.0x		44.1%	(4.6)%
Maximum	64.3x		66.6x		174.3%	21.1%

Sources:	SNL Securities data and FinPro Capital Advisors calculations.
*	Note: Core earnings were defined as: net income before extraordinary items less the after-tax portion of investment securities and nonrecurring items and other gains on sale. The assumed tax rate is 35%.
**	Note: New England Bancshares’ earnings benefited from a nonrecurring legal settlement recognized in the third fiscal quarter of 2012. If the legal settlement and all related expenses and taxes were eliminated from the earnings base, the price to last twelve months trailing earnings would be 22.0x and the price to last twelve month’s core earnings would be 23.0x.

Investment Value. The investment value of any banking institution’s stock is an estimate of present value of the future benefits, usually earnings, cash flow or dividends, which will accrue to the stock. In evaluating this valuation method, FinPro Capital Advisors utilized the following assumptions to prepare the investment value analysis:

•	FinPro Capital Advisors relied upon the projections in New England Bancshares’ current business plan.

•	FinPro Capital Advisors used a range of discount rates surrounding the industry median discount rate provided by Morningstar.

•	FinPro Capital Advisors used a range of terminal multiples based upon earnings and tangible book value.

FinPro Capital Advisors also considered a range of discount rates and a range of terminal value multiples.

		Investment Value - Earnings Approach
		Price to EPS Acquisition Multiple Range
		10.00x	13.00	x	16.00x	19.00	x	22.00x
Discount Rate	13.00%	$7.34	$9.41		$11.48	$13.55		$15.61
	12.00	7.66	9.83		11.99	14.15		16.31
	11.77	7.74	9.92		12.11	14.29		16.48
	11.00	8.00	10.27		12.53	14.79		17.05
	10.00	8.36	10.73		13.09	15.46		17.83

		Investment Value - Tang. Book Approach
		Price to Tang. Book Value Acquisition Multiple Range
		120%	135%	150%	165%	180%
Discount Rate	13.00%	9.69	10.85	$12.00	$13.16	$14.31
	12.00	10.12	11.33	12.54	13.74	14.95
	11.77	10.22	11.44	12.66	13.88	15.10
	11.00	10.57	11.84	13.10	14.36	15.63
	10.00	11.05	12.37	13.69	15.02	16.34

Pro Forma Financial Impact. FinPro Capital Advisors analyzed the merger’s effect on New England Bancshares’ stand alone projected calendar 2013 earnings per share and the financial condition as of March 31, 2012. New England Bancshares’ and United Financial Bancorp’s stand alone earnings projections were taken from each institution’s strategic plan. Based upon certain assumptions, including those with respect to cost savings and other synergies from the merger, mark-to-market adjustments and the stand-alone earnings projections, the analysis indicated that the merger is projected to be 19% accretive to United Financial Bancorp’s fiscal 2013 GAAP earnings per share and 14% accretive to New England Bancshares’ equivalent calendar 2013 GAAP earnings per share. The transaction is projected to be dilutive to United Financial Bancorp’s tangible book value and accretive to New England Bancshares’ equivalent tangible book value. The combined entity on a pro forma basis was projected to remain “well capitalized”.

These forward looking projections may be affected by many factors beyond the control of New England Bancshares and United Financial Bancorp, including the future direction of interest rates, economic conditions in the companies’ market place, the actual amount and timing of cost savings achieved through the merger, the actual level of revenue enhancements brought about through the merger, future regulatory changes and various other factors. The actual results achieved may vary from the projected results and the variations may be material.

Contribution Analysis. FinPro Capital Advisors analyzed the relative contributions of New England Bancshares and United Financial Bancorp to the pro forma market capitalization, balance sheet and income statement items of the combined entity, including assets, net loans, deposits, tangible common equity, historical net income, historical core net income and projected calendar 2013 net income.

At or for the twelve months ended March 31, 2012, except as noted	New England Bancshares	United
Assets	30.4%	69.6%
Loans, net	32.8	67.2
Deposits	31.6	68.4
Common Tangible Equity	19.8	80.2
Net Income for Trailing Twelve Months	28.2	71.8
Core Net Income for Trailing Twelve Months	24.5	75.5
Projected calendar 2013 Net Income	29.0	71.0
Resulting Ownership 100% stock	26.3	73.7

Note:	Projected 2013 net income was taken from each institution’s strategic plan.
Note:	Core earnings were defined as: net income adjusted for securities gains/losses and the net securities litigation settlement all of which were tax impacted at 35%.

New England Bancshares retained FinPro Capital Advisors to advise the New England Bancshares’ board of directors in connection with its merger and acquisition activities. Pursuant to its engagement, New England Bancshares will pay FinPro Capital Advisors a fee equal to 0.80% of the aggregate merger price, as defined in the engagement letter, or approximately $700,000, for rendering its fairness opinion and for its financial advisory assistance. The majority of FinPro Capital Advisors’ fee is contingent upon the consummation of the proposed acquisition. Additionally, New England Bancshares has agreed to reimburse FinPro Capital Advisors for its out-of-pocket expenses and has agreed to indemnify FinPro Capital Advisors and certain related persons against certain liabilities possibly incurred in connection with the services performed.

FinPro Capital Advisors has never provided services to New England Bancshares prior to the engagement referenced above and has never provided services to United Financial Bancorp. FinPro Capital Advisors’ parent FinPro, Inc. has provided professional consulting services to New England Bancshares. The fees paid to FinPro, Inc. by New England Bancshares for such services are not material relative to FinPro, Inc.’s annual gross revenues. FinPro, Inc. provides professional consulting services to United. The fees paid to FinPro, Inc. by United for such services are not material relative to FinPro, Inc.’s annual gross revenues.

FinPro Capital Advisors expresses no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the transaction relative to the consideration to be paid to New England Bancshares shareholders in the transaction or with respect to the fairness of any such compensation. The issuance of this opinion has been approved by FinPro Capital Advisors Fairness Opinion Committee.

United Financial Bancorp’s Reasons for the Merger

United Financial Bancorp’s board of directors believes that the merger is in the best interests of United Financial Bancorp and its shareholders. In deciding to approve the merger, United Financial Bancorp’s board of directors considered a number of factors, including:

•	New England Bancshares’ community banking orientation, its favorable reputation within its local community and its compatibility with United Financial Bancorp and its subsidiaries.

•	Management’s review of the business, operations, earnings, and financial condition, including capital levels and asset quality of New England Bancshares.

•	The scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining United Financial Bancorp and New England Bancshares.

•	Achievement of United Financial Bancorp’s strategic objective to enter into the Connecticut market.

•	United Financial Bancorp’s historic performance in similar markets.

•

The reports of United Financial Bancorp management and the financial presentation by Stifel Nicolaus, to United Financial Bancorp’s board of directors concerning, among other things, the operations, financial condition and prospects of New England Bancshares and the expected financial impact of the merger on the combined company, including pro forma assets, earnings, deposits and regulatory capital ratios.

•	The historical and current market prices of United Financial Bancorp common stock and New England Bancshares common stock, as well as the financial analyses prepared by Stifel Nicolaus.

•

The opinion delivered to the United Financial Bancorp board of directors by Stifel Nicolaus, to the effect that, as of the date of the opinion and based upon and subject to the considerations described in its opinion and other matters as Stifel Nicolaus considered relevant, the merger consideration to be paid by United Financial Bancorp to the holders of New England Bancshares common stock in the merger was fair to United Financial Bancorp, from a financial point of view.

•

The review by the United Financial Bancorp board of directors with its management and legal and financial advisors of the structure of the merger and the financial and other terms of the merger, the consideration to be paid to New England Bancshares shareholders and the expectation of United Financial Bancorp’s legal advisors that the merger will qualify as a transaction of a type that is generally tax-free to New England Bancshares shareholders for U.S. federal income tax purposes.

•

The fact that United Financial Bancorp’s management team will remain intact following the merger and that United Financial Bancorp and United Bank’s boards of directors will be increased to accommodate the addition of Mr. O’Connor and one current member of the New England Bancshares board of directors.

•	The complementary nature of the business, market areas and corporate cultures of United Financial Bancorp and New England Bancshares.

•	That the combined company will have an attractive commercial and community banking franchise.

•	United Financial Bancorp’s expectation that it will achieve cost savings equal to 33% of New England Bancshares’ current annualized non-interest expenses.

•	For 2013, the first full year of combined operations, United Financial Bancorp expects the transaction to be accretive to its earnings per share.

•	The likelihood of regulators approving the merger without undue conditions or delay.

While United Financial Bancorp’s board of directors considered these and other factors, the board of directors did not assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. United Financial Bancorp’s board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the merger is in the best interests of United Financial Bancorp’s shareholders. The terms of the merger were the result of arm’s length negotiations between representatives of United Financial Bancorp and representatives of New England Bancshares.

Recommendation of United Financial Bancorp’s Board of Directors

United Financial Bancorp’s board of directors has unanimously approved the agreement and plan of merger and the merger and unanimously recommends that you vote “FOR” the agreement and plan of merger and the merger.

Opinion of United Financial Bancorp, Inc.’s Financial Advisor

Stifel, Nicolaus & Company, Incorporated acted as United Financial Bancorp’s financial advisor in connection with the merger. Stifel Nicolaus is a nationally recognized investment banking and securities firm with membership on all the principal United States securities exchanges and substantial expertise in transactions similar to the merger. As part of its investment banking activities, Stifel Nicolaus is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

On May 30, 2012, Stifel Nicolaus rendered its oral opinion, which was confirmed in writing, to the board of directors of United Financial Bancorp that, as of the date of Stifel Nicolaus’ written opinion, the merger consideration to be paid by United Financial Bancorp to holders of New England Bancshares common stock in connection with the merger pursuant to the merger agreement is fair to United Financial Bancorp, from a financial point of view. United Financial Bancorp and New England Bancshares determined the consideration to be paid through the negotiation process. Stifel Nicolaus did not make a recommendation as to the amount of consideration to be paid.

The full text of Stifel Nicolaus’ written opinion dated May 30, 2012, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. Holders of United Financial Bancorp common stock are urged to, and should, read this opinion carefully and in its entirety in connection with this proxy statement/prospectus. The summary of the opinion of Stifel Nicolaus set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The opinion of Stifel Nicolaus does not reflect any developments that may occur or may have occurred after the date of its opinion and before the completion of the merger. Stifel Nicolaus has no obligation to update, revise or reaffirm its opinion and United Financial Bancorp does not currently expect that it will request an updated opinion from Stifel Nicolaus.

No limitations were imposed by United Financial Bancorp on the scope of Stifel Nicolaus’ investigation or the procedures to be followed by Stifel Nicolaus in rendering its opinion. In arriving at its opinion, Stifel Nicolaus did not ascribe a specific range of values to New England Bancshares. Stifel Nicolaus’ opinion is based on the financial and comparative analyses described below. Stifel Nicolaus’ opinion is solely for the information of, and directed to, United Financial Bancorp’s board of directors for its information and assistance in connection with United Financial Bancorp’s board of directors’ consideration of the financial terms of the merger and is not to be relied upon by any shareholder of United Financial Bancorp or New England Bancshares or any other person or entity. Stifel Nicolaus’ opinion was not intended to be and did not constitute a recommendation to United Financial Bancorp’s board of directors as to how it should vote on the merger or to any shareholder of United Financial Bancorp or New England Bancshares as to how any such shareholder should vote at any shareholders’ meeting at which the merger is considered, or whether or not any shareholder of United Financial Bancorp should enter into a voting, shareholders’ or affiliates’ agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholders. In addition, Stifel Nicolaus’ opinion does not compare the relative merits of the merger with any other alternative transaction or business strategy that may have been available to United Financial Bancorp and does not address the underlying business decision of United Financial Bancorp’s board of directors or United Financial Bancorp to proceed with the merger or any aspect thereof.

In connection with its opinion, Stifel Nicolaus, among other things:

•	reviewed and analyzed the draft copy of the merger agreement received on May 29, 2012;

•

reviewed and analyzed the audited consolidated financial statements of United Financial Bancorp for the three years ended December 31, 2011 and unaudited consolidated financial statements of United Financial Bancorp for the quarter ended March 31, 2012;

•

reviewed and analyzed the audited consolidated financial statements of New England Bancshares for the three fiscal years ended March 31, 2011 and the unaudited consolidated financial statements of New England Bancshares for the quarter and year ended March 31, 2012;

•

reviewed certain non-publicly available information concerning United Financial Bancorp, including internal financial analyses and forecasts prepared by its management, and held discussions with United Financial Bancorp’s senior management regarding recent developments;

•

reviewed certain non-publicly available information concerning New England Bancshares, including internal financial analyses and forecasts prepared by its management, and held discussions with New England Bancshares’ senior management regarding recent developments;

•	reviewed and analyzed certain other publicly available information concerning United Financial Bancorp and New England Bancshares;

•

held discussions with United Financial Bancorp’s senior management, including estimates of certain cost savings, operating synergies, merger charges and the pro forma financial impact of the merger on United Financial Bancorp;

•	participated in certain discussions and negotiations between representatives of United Financial Bancorp and New England Bancshares;

•	reviewed the publicly reported prices and trading activity of the equity securities of United Financial Bancorp and New England Bancshares;

•	analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that Stifel Nicolaus considered relevant to its analysis;

•	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that Stifel Nicolaus deemed relevant to its analysis;

•	conducted such other financial studies, analyses and investigations and considered such other information as Stifel Nicolaus deemed necessary or appropriate for purposes of its opinion;

•

reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger prepared by the management of United Financial Bancorp and New England Bancshares, respectively; and

•

took into account its assessment of general economic, market and financial conditions and Stifel Nicolaus’ experience in other transactions, as well as its experience in securities valuations and its knowledge of the banking industry generally.

In connection with its review, Stifel Nicolaus relied upon and assumed, without independent verification, the assessment of United Financial Bancorp and New England Bancshares and their accounting, legal, tax or regulatory advisors with respect to accounting, legal, tax or regulatory matters. In rendering its opinion, Stifel Nicolaus has relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel Nicolaus, by or on behalf of United Financial Bancorp or New England Bancshares, or that was otherwise reviewed by Stifel Nicolaus and has not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts or projections provided or supplied to Stifel Nicolaus by United Financial Bancorp and New England Bancshares (including, without limitation, potential cost savings, operating synergies and merger charges), Stifel Nicolaus has assumed that they were reasonably prepared based upon the best currently available estimates and judgments of the management of United Financial Bancorp and New England Bancshares, as applicable, as to the future operating and financial performance of United Financial Bancorp and New England Bancshares, as applicable, and that they provided a reasonable basis upon which Stifel Nicolaus could form its opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel Nicolaus has relied on this projected information without independent verification or analysis and does not in any respect assume any responsibility for the accuracy or completeness thereof.

Stifel Nicolaus also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either United Financial Bancorp or New England Bancshares since the date of the last financial statements of each company made available to it. Stifel Nicolaus has also assumed, without independent verification and with United Financial Bancorp’s consent, that the aggregate allowances and fair value credit marks for loan losses set forth in the respective financial statements of United Financial Bancorp and New England Bancshares and assumed by management with respect to acquisition accounting principles are in the aggregate adequate to cover all such losses. Stifel Nicolaus did not make or obtain any independent evaluation, appraisal or physical inspection of either United Financial Bancorp’s or New England Bancshares’ assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets. Stifel Nicolaus also did not make or verify any independent evaluation of the fair value interest rate or credit adjustments (or the amortization periods of those adjustments) on New England Bancshares’ balance sheet that management incorporated into its analysis, nor did Stifel Nicolaus review loan or credit files of United Financial Bancorp or New England Bancshares. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel Nicolaus assumes no responsibility for their accuracy. Stifel Nicolaus relied on advice of United Financial Bancorp’s counsel as to certain legal and regulatory matters with respect to United Financial Bancorp, the merger agreement and the merger and other transactions and other matters contained or contemplated therein. Stifel Nicolaus has assumed, with United Financial Bancorp’s consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the merger will be satisfied and not waived. In addition, Stifel Nicolaus has assumed that the definitive merger agreement did not differ materially from the draft Stifel Nicolaus reviewed. Stifel Nicolaus has also assumed that the merger will be consummated substantially on the terms and conditions described in the merger agreement, without any waiver of material terms or conditions by United Financial Bancorp or any other party or changes to the structure of the merger pursuant to the respective sections of the merger agreement, and that obtaining any necessary regulatory and shareholder approvals or satisfying any other conditions for consummation of the merger will not have an adverse effect on United Financial Bancorp or New England Bancshares.

Stifel Nicolaus’ opinion is limited to whether the merger consideration to be paid by United Financial Bancorp to the holders of New England Bancshares common stock is fair to United Financial Bancorp, from a financial point of view. Stifel Nicolaus’ opinion does not consider, include or address: (1) any other strategic alternatives currently (or which have been or may be) contemplated by United Financial Bancorp’s board of directors or United Financial Bancorp; (2) the legal, tax, regulatory or accounting consequences of the merger on United Financial Bancorp, New England Bancshares or their respective shareholders including, without limitation, whether or not the merger will qualify as a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code; (3) any advice or opinions provided by any other advisor to United Financial Bancorp or New England Bancshares; (4) the fairness of the amount or nature of any compensation to be paid to any of United Financial Bancorp’s or New England Bancshares’ officers, directors or employees, or class of such persons, relative to the merger consideration to be paid to the holders of New England Bancshares common stock; or (5) the related merger between New England Bank and United Bank contemplated by the merger agreement or any separate merger or other agreement(s) contemplated to be entered into by United Financial

Bancorp, New England Bancshares, New England Bank and/or United Bank relating to such transaction. Furthermore, Stifel Nicolaus did not express any opinion as to the prices, trading range or volume at which United Financial Bancorp’s or New England Bancshares’ securities would trade following public announcement or consummation of the merger.

Stifel Nicolaus’ opinion was necessarily based solely on economic, market, monetary, financial and other conditions as they existed on, and on the information made available to Stifel Nicolaus as of, the date of its opinion. It is understood that subsequent developments may affect the conclusions reached in Stifel Nicolaus’ opinion and that Stifel Nicolaus does not have or assume any obligation to update, revise or reaffirm its opinion.

In accordance with customary investment banking practice, Stifel Nicolaus employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses that Stifel Nicolaus used in providing its opinion. Some of the summaries of financial analyses are presented in tabular format. None of the analyses performed by Stifel Nicolaus was assigned a greater significance by Stifel Nicolaus than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stifel Nicolaus. To understand the financial analyses used by Stifel Nicolaus more fully, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of Stifel Nicolaus’ financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Stifel Nicolaus. The summary data set forth below do not represent and should not be viewed by anyone as constituting conclusions reached by Stifel Nicolaus with respect to any of the analyses performed by it in connection with its opinion. Rather, Stifel Nicolaus made its determination as to whether the merger consideration to be paid by United Financial Bancorp to the holders of New England Bancshares common stock is fair to United Financial Bancorp, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all of the analyses performed. Accordingly, the data included in the summary tables and the corresponding imputed ranges of value for United Financial Bancorp should be considered as a whole and in the context of the full narrative description of all of the financial analyses set forth in the following pages, including the assumptions underlying these analyses.

Stifel Nicolaus’ opinion and its presentation to United Financial Bancorp’s board of directors was one of many factors taken into consideration by United Financial Bancorp’s board of directors in deciding to approve the merger agreement. The exchange ratio under the merger agreement and other terms of the merger agreement were determined through arm’s length negotiations between New England Bancshares and United Financial Bancorp and approved by the United Financial Bancorp board of directors. Consequently, the analyses as described below should not be viewed as determinative of the view of United Financial Bancorp’s board of directors with respect to the exchange ratio. See the section entitled “—United Financial Bancorp’s Reasons for the Merger” and “—Recommendation of United Financial Bancorp’s Board of Directors” beginning on page 49. Stifel Nicolaus’ opinion was approved by its Fairness Opinion Committee in accordance with its customary practice.

Summary of Proposal. Stifel Nicolaus reviewed the financial terms of the proposed transaction. Using the per share fixed exchange ratio of 0.9575 multiplied by United Financial Bancorp’s 20-day volume weighted average stock price as of May 25, 2012 ($16.00) and the in the money value of stock options exchanged for cash using the difference of $15.50 per share in cash less the respective exercise price of such options, Stifel Nicolaus calculated the implied transaction value to be $15.32 per share for each share of New England Bancshares common stock outstanding, or an aggregate transaction value of approximately $91.7 million. Based upon financial information for New England Bancshares as of or for the quarter ended March 31, 2012, Stifel Nicolaus calculated the following transaction ratios:

Transaction Metric	Multiple
Price/Book Value Per Share	124%
Price/Tangible Book Value Per Share	164%
Price/Last Twelve Months Earnings Per Share	20.0	x
Price/Last Twelve Months Core Earnings Per Share (1)	24.3	x
1-Day Market Premium (2)	58.4%
30-Day Market Premium (3)	48.7%
Core Deposit Premium (4)	7.6%

(1)	NEBS core earnings adjusted to exclude $1.3 million legal settlement gain taken in fourth quarter 2011.
(2)	Based on May 25, 2012 NEBS closing price.
(3)	Based on April 16, 2012 NEBS closing price.
(4)	Deposits less certificate of deposits greater than $100,000.

The aggregate transaction value of approximately $91.7 million is based upon the implied value per share of $15.32 and 5,982,386 shares of New England Bancshares common stock outstanding. The share total includes the addition of in the money options outstanding and the reduction of New England Bank’s unallocated employee stock ownership plan shares retired as satisfaction for repayment of the employee stock ownership plan loan.

Historical Exchange Ratio Analysis. Stifel Nicolaus reviewed the stock price trading history of United Financial Bancorp common stock and New England Bancshares common stock over the period from May 25, 2011 through May 25, 2012 and calculated (a) the implied historical exchange ratio indicated by the average historical trading prices of United Financial Bancorp common stock and New England Bancshares common stock for the one month, two month, three month, six month and one year trading periods ending May 25, 2012 as shown in the table below and (b) the implied premium of the 0.9575 fixed exchange ratio to the implied historical exchange ratios for each of the periods listed below as calculated in (a).

	UBNK/NEBS historical exchange ratios	Implied premium at 0.9575x merger agreement exchange ratio
May 25, 2012	0.6349	50.8%
1 Month Average	0.6437	48.8
2 Month Average	0.6515	47.0
3 Month Average	0.6506	47.2
6 Month Average	0.6366	50.4
1 Year Average	0.6283	52.4

New England Bancshares Stock Price Performance. Stifel Nicolaus reviewed the history of the publicly reported trading prices of New England Bancshares common stock for the one year period ended May 25, 2012. New England Bancshares’ common stock traded as low as $9.11 per share and as high as $10.83 per share, as compared to the closing price of New England Bancshares common stock on May 25, 2012 of $9.67 per share. Stifel Nicolaus then compared the relationship between the movements in the price of New England Bancshares common stock against the movements in the prices of the Comparable Public Companies, as listed below in the New England Bancshares Comparable Company Analysis section, and the Nasdaq Bank Index.

One Year Stock Performance

	Beginning Value at May 25, 2011	Ending Value at May 25, 2012
NEBS	100.0%	100.0%
Comparable Public Companies	100.0	100.7
NASDAQ Bank Index	100.0	99.6

New England Bancshares Comparable Company Analysis. Stifel Nicolaus also used publicly available information to compare selected financial information for New England Bancshares and a group of comparable financial institutions selected by Stifel Nicolaus. To perform this analysis, Stifel Nicolaus used financial information as of the three month period ended March 31, 2012 or the three month period ended December 31, 2011 based on the most recent available data and market price information as of May 25, 2012. Certain financial data as referenced in the tables presented below may not correspond to the data presented in New England Bancshares’ historical financial statements as a result of the different periods, assumptions and methods used by Stifel Nicolaus to compute the financial data presented. New England Bancshares’ peer group consisted of publicly traded banks and thrifts in the New England region with total assets between $500 million and $1.5 billion and non-performing assets to total assets ratio of less than 5.0%.

The companies in the comparable company analysis included:

First Bancorp, Inc.	Chicopee Bancorp, Inc.
Cambridge Bancorp	Salisbury Bancorp, Inc.
Westfield Financial, Inc.	Northeast Bancorp
Bar Harbor Bankshares	Naugatuck Valley Financial Corporation
Hingham Institution for Savings	Hampden Bancorp, Inc.
New Hampshire Thrift Bancshares, Inc.	Community Bancorp
SI Financial Group, Inc.	Peoples Federal Bancshares, Inc.
Northway Financial, Inc.	Union Bankshares, Inc.
Centrix Bank & Trust	Katahdin Bankshares Corporation

Summary Selected Financial Information	NEBS		Comparable Group Median
Total Assets (in millions)	$727		$719
Tangible Common Equity / Tangible Assets	7.85%		7.94%
Most Recent Quarter Return on Average Assets	0.64		0.74
Most Recent Quarter Return on Average Equity	6.36		7.38
Net Interest Margin	3.45		3.43
Efficiency Ratio	70.43		76.98
Non-Performing Assets / Total Assets	2.85		1.58
Loan Loss Reserves / Non-Performing Assets	27.04		52.05

Summary Selected Market Information
Market Capitalization (in millions)	$58		$85
Price / Last 12 Months Earnings Per Share	12.6	x	12.3	x
Price / Tangible Book Value Per Share	103%		104%
Dividend Yield	1.24%		3.23%

New England Bancshares Comparable Transaction Analysis. Stifel Nicolaus reviewed the terms of and analyzed certain information related to two groups of recent transactions in the banking industry. Stifel Nicolaus deemed these groups to be comparable to the New England Bancshares and United Financial Bancorp

combination. The first group consisted of U.S. bank and thrift acquisition and merger transactions announced between January 1, 2011 and May 25, 2012 with announced transaction values greater than $15 million which included targets headquartered in the New England region, excluding merger of equals and terminated transactions (“Comparable Transaction Group #1”). The second group consisted of U.S. bank and thrift acquisition and merger transactions announced between January 1, 2010 and May 25, 2012 with announced transaction values between $50 million and $170 million and where the target had non-performing assets to total assets ratio of less than 3.0% at announcement and headquartered in the New England and Mid-Atlantic regions, excluding merger of equals and terminated transactions (“Comparable Transaction Group #2”).

The transactions in Comparable Transaction Group #1 included:

Acquiror	Target
Independent Bank Corp.	Central Bancorp, Inc.
Commerce Bancshares Corp.	Mercantile Capital Corp
NBT Bancorp Inc.	Hampshire First Bank
Berkshire Hills Bancorp, Inc.	Connecticut Bank and Trust Company
Brookline Bancorp, Inc.	Bancorp Rhode Island, Inc.
People’s United Financial, Inc.	Danvers Bancorp, Inc.

The transactions in Comparable Transaction Group #2 included:

Acquiror	Target
Independent Bank Corp.	Central Bancorp, Inc.
Tompkins Financial Corporation	VIST Financial Corp.
F.N.B. Corp.	Parkvale Financial Corp.
BankUnited, Inc.	Herald National Bank
Berkshire Hills Bancorp, Inc.	Legacy Bancorp
Community Bank System Inc.	Wilber Corporation
Berkshire Hills Bancorp, Inc.	Rome Bancorp Inc.
People’s United Financial Inc.	LSB Corp.
Eastern Bank Corporation	Wainwright Bank & Trust Co.
Kearny Financial Corp.	Central Jersey Bancorp

Stifel Nicolaus selected these acquisition and merger transactions based on a review of completed acquisition and merger transactions involving target companies that possessed general business, operating and financial characteristics representative of companies in the industry in which New England Bancshares operates.

None of the acquisition and merger transactions or subject target companies reviewed was identical to the merger or New England Bancshares, respectively, and that, accordingly, the analysis of such acquisition and merger transactions necessarily involved complex qualitative considerations and judgments concerning differences in the business, operating and financial characteristics of each subject target company and each acquisition and merger transaction and other factors that affect the values implied in such acquisition and merger transactions. In evaluating the above transactions, Stifel Nicolaus made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of United Financial Bancorp and New England Bancshares. Because market conditions, transaction rationale and circumstances surrounding each of the selected comparable transactions were specific to each transaction, and because of the inherent differences between the businesses, operations and prospects of United Financial Bancorp and New England Bancshares and the businesses, operations and prospects of the target companies included in its transaction analysis, Stifel Nicolaus believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the preceding transactions analysis and, accordingly, made qualitative judgments concerning differences between the financial and operating characteristics and prospects of United Financial Bancorp, New England Bancshares and the target companies included in the preceding transactions analysis that would affect the transaction value of each. As illustrated in the following table, Stifel Nicolaus reviewed and compared the proposed merger multiples to the following ranges of ratios and multiples in each of the two comparable transaction groups.

	UBNK / NEBS Transaction		Comparable Transaction Group #1
Metrics			Median		Mean		Maximum		Minimum
Price / Tangible Book Value Per Share	164%		175%		171%		194%		143%
Offer Price / One Day Prior Price (1)	58.4%		57.1%		51.9%		70.7%		32.9%
Price / Last 12 Months Earnings Per Share (2)	20.0	x	24.0	x	23.2	x	28.5	x	16.3	x
Price / Last 12 Months Core Earnings Per Share (2) (3)	24.3	x	27.8	x	26.7	x	29.1	x	23.3	x
Premium Over Tangible Book Value / Core Deposits	7.6%		9.7%		10.1%		13.4%		7.6%

	UBNK / NEBS Transaction		Comparable Transaction Group #2
Metrics			Median		Mean		Maximum		Minimum
Price / Tangible Book Value Per Share	164%		147%		149%		200%		71%
Offer Price / One Day Prior Price (1)	58.4%		52.4%		46.9%		83.8%		0.1%
Price / Last 12 Months Earnings Per Share (2)	20.0	x	20.8	x	21.7	x	28.8	x	13.4	x
Price / Last 12 Months Core Earnings Per Share (2) (3)	24.3	x	22.0	x	22.8	x	28.8	x	18.6	x
Premium Over Tangible Book Value / Core Deposits	7.6%		5.5%		6.3%		14.1%		1.5%

(1)	Market price premiums greater than 100% considered not meaningful.
(2)	Price / Earnings multiples greater than 50.0x considered not meaningful.
(3)	NEBS core earnings adjusted to exclude $1.3 million legal settlement gain taken in fourth quarter 2011.

New England Bancshares Discounted Dividend Analysis. Stifel Nicolaus performed an analysis that estimated the present value per share of New England Bancshares common stock through December 31, 2016. Stifel Nicolaus based the analysis on New England Bancshares projected earnings stream as derived from the internal financial projections provided by New England Bancshares management and adjusted by management of United Financial Bancorp as well as certain expenses and potential synergies as projected by management of United Financial Bancorp and calculated the assumed potential after-tax distributions to common shareholders such that New England Bancshares’ tangible common equity ratio would remain 8.0% of tangible assets. To approximate the terminal value of New England Bancshares common stock at December 31, 2016, Stifel Nicolaus applied price to forward earnings multiples of 11.0x to 15.0x of 2017 forecasted earnings. The income streams and terminal values were then discounted to present values using different discount rates ranging from 10.0% to 14.0%. This discounted dividend analysis resulted in a net present value per share range of $13.92 to $21.20 per share of New England Bancshares common stock as illustrated below.

Discount Rate	Terminal Earnings Multiple
	11.0x	12.0x	13.0x	14.0x	15.0x
10%	$16.21	$17.46	$18.70	$19.95	$21.20
11%	15.60	16.80	18.00	19.20	20.40
12%	15.01	16.17	17.32	18.48	19.64
13%	14.45	15.57	16.68	17.79	18.91
14%	13.92	14.99	16.06	17.14	18.21

The discounted dividend analysis does not purport to be indicative of actual future results and does not purport to reflect the prices at which shares of New England Bancshares common stock may trade in the public markets. A discounted dividend analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including but not limited to, earnings and balance sheet growth rates, dividend payout rates, discount rates, terminal earnings multiples, synergies/cost savings and merger adjustments/costs.

United Financial Bancorp Stock Price Performance. Stifel Nicolaus reviewed the history of the publicly reported trading prices of United Financial Bancorp common stock for the one year period ended May 25, 2012. United Financial Bancorp’s common stock traded as low as $13.51 per share and as high as $16.88 per share, as compared to the closing price of United Financial Bancorp common stock on May 25, 2012 of $15.23 per share. Stifel Nicolaus then compared the relationship between the movements in the price of United Financial Bancorp common stock against the movements in the prices of the Comparable Public Companies, as listed below in the United Financial Bancorp Comparable Company Analysis section, and the Nasdaq Bank Index.

One Year Stock Performance

	Beginning Value at	Ending Value at
	May 25, 2011	May 25, 2012
UBNK	100.0%	99.4%
Comparable Public Companies	100.0	103.9
NASDAQ Bank Index	100.0	99.6

United Financial Bancorp Comparable Company Analysis. Stifel Nicolaus also used publicly available information to compare selected financial information for United Financial Bancorp and a group of financial institutions selected by Stifel Nicolaus. To perform this analysis, Stifel Nicolaus used financial information as of the three month period ended March 31, 2012 or the three month period ended December 31, 2011 based on the most recent available data and market price information as of May 25, 2012. Certain financial data as referenced in the tables presented below, may not correspond to the data presented in United Financial Bancorp’s historical financial statements as a result of the different periods, assumptions and methods used by Stifel Nicolaus to compute the financial data presented. United Financial Bancorp’s peer group consisted of publicly traded banks and thrifts in the New England region with total assets between $1.25 billion and $5.0 billion.

The companies in the comparable company analysis included:

Independent Bank Corp.	First Connecticut Bancorp, Inc.
Brookline Bancorp, Inc.	Merchants Bancshares, Inc.
Berkshire Hills Bancorp, Inc.	Enterprise Bancorp, Inc.
Washington Trust Bancorp, Inc.	First Bancorp, Inc.
Century Bancorp, Inc.	Cambridge Bancorp
Camden National Corporation	Westfield Financial, Inc.
Rockville Financial, Inc.

Summary Selected Financial Information	UBNK		Comparable Group Median
Total Assets (in millions)	$1,660		$1,855
Tangible Common Equity / Tangible Assets	13.24%		7.94%
Most Recent Quarter Return on Average Assets	0.70		0.85
Most Recent Quarter Return on Average Equity	5.00		9.30
Net Interest Margin	3.43		3.50
Efficiency Ratio	71.77		64.44
Non-Performing Assets / Total Assets	0.67		0.89
Loan Loss Reserves / Non-Performing Assets	102.75		102.61
Summary Selected Market Information
Market Capitalization (in millions)	$236		$233
Price / Last 12 Months Earnings Per Share	19.8	x	12.5	x
Price / Tangible Book Value Per Share	109%		134%
Dividend Yield	2.36%		3.23%

United Financial Bancorp Discounted Dividend Analysis. Stifel Nicolaus performed an analysis that estimated the present value per share of United Financial Bancorp common stock through December 31, 2016. Stifel Nicolaus based the analysis on United Financial Bancorp management estimates and calculated assumed potential after-tax distributions to common shareholders such that United Financial Bancorp’s tangible common equity ratio would remain 8.0% of tangible assets. To approximate the terminal value of United Financial Bancorp common stock at December 31, 2016, Stifel Nicolaus applied price to forward earnings multiples of 11.0x to 16.0x. The income streams and terminal values were then discounted to present values using different discount rates ranging from 10.0% to 14.0%, which were selected to reflect different assumptions regarding desired rates of return of holders of United Financial Bancorp common stock. This discounted dividend analysis resulted in a net present value per share range of $12.98 to $17.23 per share of United Financial Bancorp common stock as illustrated below.

Discount Rate	Terminal Earnings Multiple
	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
10%	$14.25	$14.85	$15.44	$16.04	$16.63	$17.23
11%	13.91	14.48	15.05	15.62	16.18	16.75
12%	13.58	14.13	14.67	15.22	15.76	16.30
13%	13.27	13.79	14.31	14.84	15.36	15.88
14%	12.98	13.48	13.98	14.47	14.97	15.47

In addition, Stifel Nicolaus performed an analysis that estimated the present value per share of United Financial Bancorp common stock through December 31, 2016, pro forma for the acquisition of New England Bancshares based on the assumptions provided in the Pro Forma Merger Analysis section below. Stifel Nicolaus based the analysis on United Financial Bancorp management estimates and calculated assumed potential after-tax distributions to common shareholders such that United Financial Bancorp’s tangible common equity ratio would remain 8.0% of tangible assets. To approximate the terminal value of United Financial Bancorp common stock at December 31, 2016, Stifel Nicolaus applied price to forward earnings multiples of 11.0x to 16.0x. The income stream and terminal value was then discounted to present value using a 12% discount rate (based on a capital asset pricing model, and certain stock market estimated return information as calculated by Ibbotson Associates, a financial research firm, and the median 2-year weekly adjusted beta for publicly traded New England banks and thrifts with assets from $500 million—$2.5 billion). Based on these assumptions, the following table sets forth the respective valuation ranges for United Financial Bancorp on a stand alone and pro forma basis.

Discount Rate of 12%	Terminal Earnings Multiple
	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
UBNK - Stand Alone	$13.58	$14.13	$14.67	$15.22	$15.76	$16.30

UBNK - with NEBS Acquisition	$14.01	$14.73	$15.45	$16.16	$16.88	$17.60

Contribution Analysis. Stifel Nicolaus reviewed the relative contributions of United Financial Bancorp and New England Bancshares to the pro forma combined company based on generally accepted accounting principles data as of March 31, 2012. Stifel Nicolaus compared the pro forma ownership interests of United Financial Bancorp and New England Bancshares of 73.6% and 26.4%, respectively, to the select financial information shown in the following table.

	UBNK	NEBS
Assets	69.6%	30.4%
Gross Loans	67.2	32.8
Deposits	68.4	31.6
Equity	75.6	24.4
Tangible Common Equity	79.7	20.3
Core Deposits	68.4	31.6
LTM Earnings	71.8	28.2
Most Recent Quarter Annualized Earnings	70.9	29.1
Median	70.3	29.8
Estimated Pro Forma Ownership	73.6	26.4

Note:	Except for estimated pro forma ownership, contribution percentages do not include acquisition accounting adjustments.

Pro Forma Merger Analysis. Stifel Nicolaus reviewed certain estimated future operating and financial information developed by United Financial Bancorp and New England Bancshares and certain estimated future operating and financial information for the pro forma combined entity resulting from the merger. Stifel Nicolaus assumed the following in the merger analysis: (1) the merger is completed at the end of the third quarter of 2012; (2) New England Bancshares shares are exchanged for a 0.9575 of a share of United Financial Bancorp common stock; (3) management prepared earnings projections for New England Bancshares for the years ending December 31, 2012 through 2016 as adjusted by senior management of United Financial Bancorp; (4) certain acquisition accounting adjustments, including a credit mark against New England Bancshares’ loan portfolio, and additional marks on securities, borrowings, and time deposits; (5) cost savings of 33% of New England Bancshares’ annual operating expenses, with 90% realized in the first full year; (6) New England Bancshares stock options are exchanged for cash using the difference of $15.50 per share and the respective exercise price of such options; and (7) certain other assumptions pertaining to costs and expenses associated with the transaction, intangible amortization, opportunity cost of cash and other items. Stifel Nicolaus compared certain of United Financial Bancorp’s estimated future per share results with such estimated figures for the pro forma combined entity. Based on this analysis on a pro forma basis, the merger is forecasted to be accretive to United Financial Bancorp’s earnings per share for the twelve-month period ended December 31, 2013 and the twelve-month period ended December 31, 2014 and to be dilutive to United Financial Bancorp’s tangible book value per share as of March 31, 2012. Stifel Nicolaus’ pro forma analysis also indicated that United Financial Bancorp would remain well capitalized under current regulatory capital definitions following the transaction. For all of the pro forma analyses, the actual results achieved following the merger may vary from projected results, and the variations may be material.

Based upon the foregoing analyses and the assumptions and limitations set forth in full in the text of Stifel Nicolaus’ opinion letter, Stifel Nicolaus was of the opinion that, as of the date of Stifel Nicolaus’ opinion, the merger consideration to be paid by United Financial Bancorp to holders of New England Bancshares common stock in connection with the merger pursuant to the merger agreement was fair to United Financial Bancorp, from a financial point of view.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Stifel Nicolaus considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stifel Nicolaus believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stifel Nicolaus’ analyses and opinion. Therefore the range of valuations resulting from any particular analysis described above should not be taken to be Stifel Nicolaus’ view of the actual value of United Financial Bancorp or New England Bancshares.

Stifel Nicolaus’ opinion and its presentation to United Financial Bancorp’s board of directors were one of many factors taken into consideration by United Financial Bancorp’s board of directors in deciding to approve the merger agreement. Consequently, the analyses as described above should not be viewed as determinative of the view of United Financial Bancorp’s board of directors. Stifel Nicolaus has acted as financial advisor to United Financial Bancorp in connection with the merger and will receive a fee for its services, a substantial portion of which is contingent upon the completion of the merger. Stifel Nicolaus also acted as financial advisor to United Financial Bancorp’s board of directors and received a fee upon the delivery of its opinion that was not contingent upon consummation of the merger. United Financial Bancorp has also agreed to reimburse Stifel Nicolaus for its expenses. In addition, United Financial Bancorp has agreed to indemnify Stifel Nicolaus for certain liabilities arising out of its engagement. In the past, Stifel Nicolaus has provided certain investment banking and other services to United Financial Bancorp, including acting as buy side financial advisor in 2009 in connection with a merger transaction, for which Stifel Nicolaus has received customary compensation. In addition, United Financial Bancorp separately has engaged Stifel Nicolaus as United Financial Bancorp’s financial advisor in connection with matters unrelated to the merger for which Stifel Nicolaus has received customary fees and may be entitled to additional compensation in the future. Other than the foregoing, there are no other material relationships that existed during the two years prior to the date of Stifel Nicolaus’ opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel Nicolaus and any party to the merger. Stifel Nicolaus may seek to provide investment banking or other services to United Financial Bancorp or its affiliates in the future, for which Stifel Nicolaus would seek customary compensation. In the ordinary course of business, Stifel Nicolaus may trade United Financial Bancorp’s or New England Bancshares’ securities for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

New England Bancshares Stock Options and Restricted Stock Awards

At the effective time of the merger, each option to purchase shares of New England Bancshares common stock outstanding at the effective time of the merger, whether or not vested, will be cancelled in exchange for a cash payment equal to $15.50 minus the exercise price of such option, less required tax withholding.

At the effective time of the merger, each outstanding share of restricted stock awards will become vested and receive 0.9575 of a share of United Financial Bancorp common stock.

Surrender of Stock Certificates

After the completion of the merger, the exchange agent will mail to New England Bancshares shareholders a letter of transmittal, together with instructions for the exchange of their New England Bancshares common stock certificates for the merger consideration. Until you surrender your New England Bancshares stock certificates for exchange after completion of the merger, you will not be paid dividends or other distributions declared after the merger with respect to any United Financial Bancorp common stock into which your New England Bancshares shares have been converted. When you surrender your New England Bancshares stock certificates, United Financial Bancorp will pay any unpaid dividends or other distributions, without interest. After the completion of the merger, there will be no further transfers of New England Bancshares common stock. New England Bancshares stock certificates presented for transfer after the completion of the merger will be canceled and exchanged for the merger consideration.

If your New England Bancshares stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates, that they were lost, stolen or destroyed and post a bond in such amount as the exchange agent may direct before you receive any consideration for your shares. The letter of transmittal includes instructions on how to provide evidence of ownership.

Accounting Treatment

United Financial Bancorp will account for the merger under the “acquisition” method of accounting in accordance with U.S. generally accepted accounting principles. Using the acquisition method of accounting, the assets and liabilities of New England Bancshares will be recorded by United Financial Bancorp at their respective fair values at the time of the completion of the merger. The excess of United Financial Bancorp’s purchase price over the net fair value of the assets acquired and liabilities assumed will then be allocated to identified intangible assets, with any remaining unallocated cost recorded as goodwill.

Tax Consequences of the Merger

General. The following summary discusses the material anticipated U.S. federal income tax consequences of the merger applicable to a holder of shares of New England Bancshares common stock. This discussion is based upon the Internal Revenue Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. residents and citizens who hold their shares as capital assets for U.S. federal income tax purposes within the meaning of Section 1221 of the Internal Revenue Code (generally, assets held for investment). No attempt has been made to comment on all U.S. federal income tax consequences of the merger and related transactions that may be relevant to holders of shares of New England Bancshares common stock. This discussion also does not address all of the tax consequences that may be relevant to a particular person or the tax consequences that may be relevant to persons subject to special treatment under U.S. federal income tax laws (including, among others, tax-exempt organizations, dealers in securities or foreign currencies, banks, insurance companies, financial institutions or persons who hold their shares of New England Bancshares common stock as part of a hedge, straddle, constructive sale or conversion transaction, persons whose functional currency is not the U.S. dollar, persons that are, or hold their shares of New England Bancshares common stock through, partnerships or other pass-through entities, or persons who acquired their shares of New England Bancshares common stock through the exercise of an employee stock option or otherwise as compensation). In addition, this discussion does not address the alternative minimum tax or any aspects of state, local, non-U.S. taxation or U.S. federal taxation other than income taxation. No ruling has been requested from the IRS regarding the U.S. federal income tax consequences of the merger. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

New England Bancshares shareholders are urged to consult their tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local, non-U.S. tax laws and U.S. tax laws other than income tax laws.

Opinion Conditions. It is a condition to the obligations of United Financial Bancorp and New England Bancshares that they each receive an opinion from their respective legal counsel to the effect that the merger will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code, and that each of United Financial Bancorp and New England Bancshares will be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code. United Financial Bancorp and New England Bancshares expect to be able to obtain the tax opinion if, as expected:

•	United Financial Bancorp and New England Bancshares are able to deliver customary representations to their respective legal counsel; and

•	there is no adverse change in U.S. federal income tax law.

Although the agreement and plan of merger allows both United Financial Bancorp and New England Bancshares to waive the condition that a tax opinion be delivered, neither party currently anticipates doing so. However, if this condition were waived, New England Bancshares would re-solicit the approval of its shareholders before completing the merger.

In addition, in connection with the filing of the registration statement of which this proxy statement/prospectus forms a part, Kilpatrick Townsend & Stockton LLP and Luse Gorman Pomerenk & Schick, P.C. has each delivered its opinion to United Financial Bancorp and New England Bancshares, respectively, dated as of the date of this proxy statement/prospectus, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and, with respect to Kilpatrick Townsend & Stockton LLP’s opinion only, confirming the tax discussion under “Description of the Merger—Tax Consequences of the Merger.” Copies of these opinions have been filed as exhibits to the registration statement. Such opinions have been rendered on the basis of facts, representations and assumptions set forth or referred to in such opinions and factual representations contained in certificates of officers of United Financial Bancorp and New England Bancshares, all of which must continue to be true and accurate in all material respects as of the effective time of the merger. The opinion of Kilpatrick Townsend & Stockton LLP and Luse Gorman Pomerenk & Schick, P.C. will not be binding on the IRS or any court.

If any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the merger could be adversely affected. The determination by tax counsel as to whether the proposed merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code will depend upon the facts and law existing at the effective time of the proposed merger. The following discussion assumes that the merger will constitutes a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code.

Exchange for United Financial Bancorp Common Stock. No gain or loss will be recognized by a New England Bancshares shareholder for shares of United Financial Bancorp common stock (except for cash received in lieu of fractional shares, as discussed below) received in exchange for his or her shares of New England Bancshares common stock. The tax basis of the shares of United Financial Bancorp common stock received by a New England Bancshares shareholder in such exchange will be equal (except for the basis attributable to any fractional shares of United Financial Bancorp common stock, as discussed below) to the basis of the New England Bancshares common stock surrendered in exchange for the United Financial Bancorp common stock. The holding period of the United Financial Bancorp common stock received will include the holding period of shares of New England Bancshares common stock surrendered in exchange for the United Financial Bancorp common stock, provided that such shares were held as capital assets of the New England Bancshares shareholder at the effective time of the merger.

Cash in Lieu of Fractional Shares. A New England Bancshares shareholder who holds New England Bancshares common stock as a capital asset and who receives in the merger cash in lieu of a fractional share interest in United Financial Bancorp common stock will be treated as having received such cash in full payment for such fractional share of stock and as capital gain or loss.

Backup Withholding. Unless an exemption applies under the backup withholding rules of Section 3406 of the Internal Revenue Code, the exchange agent shall be required to, and will, withhold 28% of any cash payments to which a New England Bancshares shareholder is entitled pursuant to the merger, unless the New England Bancshares shareholder signs the substitute IRS Form W-9 enclosed with the letter of transmittal sent by the exchange agent. Unless an applicable exemption exists and is proved in a manner satisfactory to the exchange agent, this completed form provides the information, including the New England Bancshares shareholder’s taxpayer identification number, and certification necessary to avoid backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a credit against your U.S. Federal income tax liability, provided you timely furnish the required information to the IRS.

Tax Treatment of the Entities. No gain or loss will be recognized by United Financial Bancorp or New England Bancshares as a result of the merger.

Reporting Requirements. A holder of New England Bancshares common stock that receives United Financial Bancorp common stock as a result of the merger may be required to retain records related to such shareholder’s New England Bancshares common stock and file with its U.S. Federal income tax return a statement setting forth facts relating to the merger.

Regulatory Matters Relating to the Merger

United Financial Bancorp is required to file an application to become a bank holding company with the Massachusetts Board of Bank Incorporation. In its review of the merger, the Board of Bank Incorporation is required to consider, among other things, whether or not competition among banking institutions will be unreasonably affected and whether or not public convenience and advantage will be promoted. In making such determination, the board will consider, but not be limited to, a showing of net new benefits meaning initial capital investments, job creation plans, consumer and business services, commitments to maintain and open branch offices within a bank’s delineated local community and such other matters as the board may determine. In addition, Massachusetts law provides that the board cannot approve the merger until it has received notice from the Massachusetts Housing Partnership Fund that arrangements satisfactory to the fund have been made by United Financial Bancorp consistent with Massachusetts Housing Partnership Fund’s various affordable housing loan programs. United Financial Bancorp filed an application with the Massachusetts Board of Bank Incorporation in August 2012.

United Financial Bancorp also will file a notice with the Federal Reserve Board requesting confirmation that it may acquire New England Bancshares without the filing of a formal application. Pursuant to applicable regulations, formal application to the Federal Reserve Board is not required if: (1) the bank merger occurs simultaneously with the acquisition of the shares of the acquired bank holding company and the acquired bank is not operated as a separate entity; (2) the transaction requires the prior approval of a federal supervisory agency under the Bank Merger Act; (3) the transaction does not involve the acquisition of any non-bank company requiring approval under the Bank Holding Company Act; (4) both before and after the transaction, the acquired bank holding company meets the Federal Reserve Board’s capital adequacy guidelines; and (5) the acquiring bank holding company provides the Federal Reserve Board at least ten days prior written notice of the transaction, including a description of the transaction and a copy of the application made to the appropriate federal regulatory agency.

The acquisition of New England Bank is also subject to the approval of the Connecticut Department of Banking. The Connecticut Department of Banking will consider such factors as the financial condition, competence, experience and integrity of the acquirer and whether benefits to the public are outweighed by possible adverse effects including undue concentration of resources and decreased or unfair competition. United Financial Bancorp and United Bank each filed an application with the Connecticut Department of Banking in August 2012.

Immediately following the merger of New England Bancshares with and into United Financial Bancorp, United Financial Bancorp expects to merge New England Bank with and into United Bank. The bank merger is subject to the approval by the Office of the Comptroller of the Currency under the Bank Merger Act. In granting its approval under the Bank Merger Act, the Office of the Comptroller of the Currency must consider the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. United Bank filed the requisite application for the bank merger with the Office of the Comptroller of the Currency in September 2012.

In addition, a period of 15 to 30 days must expire following approval by the Office of the Comptroller of the Currency before completion of the merger is allowed, within which period the United States Department of Justice may file objections to the merger under the federal antitrust laws. While United Financial Bancorp and New England Bancshares believe that the likelihood of objection by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate proceedings to block the merger.

The merger cannot proceed in the absence of the requisite regulatory approvals. See “Description of the Merger—Conditions to Completion of the Merger” and “—Termination.” There can be no assurance that the requisite regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any approval. There can also be no assurance that any regulatory approvals will not contain a condition or requirement that causes the approvals to fail to satisfy the condition set forth in the merger agreement and described under “Description of the Merger—Conditions to Completion of the Merger.”

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the merger from the standpoint of the adequacy of the exchange ratio for converting New England Bancshares common stock to United Financial Bancorp common stock. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Interests of Certain Persons in the Merger

Share Ownership. On the record date for the annual meeting, New England Bancshares’ directors and officers beneficially owned, in the aggregate, 351,547 shares of New England Bancshares’ common stock, representing approximately 6.1% of the outstanding shares of New England Bancshares common stock.

As described below, certain of New England Bancshares’ officers and directors have interests in the merger that are in addition to, or different from, the interests of New England Bancshares’ shareholders generally. New England Bancshares’ board of directors was aware of these conflicts of interest and took them into account in approving the merger.

Employment Agreements with David J. O’Connor. The employment agreements between New England Bancshares, New England Bank and Mr. O’Connor provide for a lump sum cash payment in the event of a voluntary termination of employment for “good reason” or an involuntary termination of employment without cause within two years following a change in control. The amount of the cash payment is equal to three times the executive’s average annual compensation for the prior five calendar years. In addition, Mr. O’Connor would be entitled to receive a lump sum payment equal to the contributions that would have been made on his behalf to any employee benefit plans of New England Bancshares and New England Bank for a 36-month period following his date of termination. Finally, New England Bancshares or New England Bank would be required to continue to provide Mr. O’Connor with continued life insurance and non-taxable medical and dental coverage for a 36-month period following his date of termination, provided, however, if Mr. O’Connor is no longer eligible to receive such coverage, New England Bancshares or New England Bank will pay Mr. O’Connor the value of such coverage within ten days following his termination. In accordance with a settlement agreement by and among Mr. O’Connor, United Financial Bancorp, United Bank, New England Bancshares and New England Bank, which was entered into on the same day the merger agreement was executed, Mr. O’Connor’s cash payment under the employment agreement will be $1,255,000, less required tax withholding.

Non-Competition and Consulting Agreements with David J. O’Connor. United Bank and Mr. O’Connor entered into a consulting agreement pursuant to which Mr. O’Connor will perform consulting services as United Bank may reasonably request, including providing assistance with matters relating to the integration of the businesses of United Bank and New England Bank for a period of six months following the merger. In addition, pursuant to a non-competition agreement that Mr. O’Connor entered into with United Financial Bancorp, Mr. O’Connor will agree not to compete with United Financial Bancorp and United Bank for a period of eighteen months following the expiration of the six-month consulting period. During such eighteen-month period, Mr. O’Connor has also agreed not to solicit or offer employment to any employee of United Financial Bancorp or United Bank or any of their subsidiaries or affiliates that would cause such person(s) to terminate employment and accept employment with or provide services to any business that competes with United Financial Bancorp or United Bank. In exchange for the consulting services, Mr. O’Connor will receive $26,668 per month for six months. In exchange for the non-competition agreement, Mr. O’Connor will receive $350,000 on the closing date of the merger and $150,000 on the first anniversary of the closing date of the merger.

Change in Control Agreements with New England Bank. The change in control agreements between New England Bank and Messrs. Parda and Mattioli provide that upon a voluntary termination for good reason (as defined in the agreement) or an involuntary termination of employment following a change in control, for a reason other than cause, the executive will be paid as cash severance a sum equal to 2.99 times the executive’s “base amount” (as defined under the Internal Revenue Code). In addition, the executive would be entitled to continued group life, medical and dental coverage for 24 months (12 months for Mr. Mattioli) following termination of employment. If payable, the cash severance payable to Messrs. Parda and Mattioli is estimated to be approximately $503,035 and $424,743, respectively. The change in control agreements entered into with four other officers, if payable, provide for total cash severance payments of up to approximately $573,000.

Cash Payment for Outstanding Options. Under the terms of the merger agreement, all outstanding New England Bancshares stock options, whether or not vested, will be terminated and the holder of the option will receive cash equal to the product of (1) the number of shares of New England Bancshares common stock subject to the stock option, multiplied by (2) the amount by which $15.50 exceeds the exercise price of such stock option, less required tax withholding. Messrs. O’Connor, Parda and Mattioli, who hold 133,666, 30,810 and 9,200 stock options, respectively, will receive a cash payment of approximately $900,000, $190,000 and $60,000, respectively, upon termination of the stock options. Directors Bolduc, Dow, McCarty, Stevens and Tatoian, who each hold 19,852 options, will each receive a cash payment of $146,173. Directors Leary and Marek, who each hold 5,354 options, will receive a cash payment of $14,242.

Acceleration of Vesting of Restricted Stock Awards. Under the terms of the merger agreement, restricted stock awards that have not yet vested will become fully vested upon the occurrence of a change in control. No directors or executive officers have any unvested restricted stock awards.

Termination of Executive Supplemental Retirement Plan, Supplemental Executive Retirement Plan and Distribution of Benefits. In accordance with the terms of the plans, the amounts due under the Executive Supplemental Retirement Plan and the Supplemental Executive Retirement Plan (the “SERP”) will be paid to Mr. O’Connor by lump sum within thirty days (ninety days for the SERP) after the date of termination of employment (or change in control for the SERP). All amounts to be paid under the Executive Supplemental Retirement Plan and SERP are fully vested without regard to the change in control; however, absent the change in control, the amounts due under the Executive Supplemental Retirement Plan would be paid to Mr. O’Connor for a period equal to the later of 20 years or his lifetime, commencing upon his termination of employment. Pursuant to the settlement agreement entered into with United Financial Bancorp, Mr. O’Connor agreed to waive the additional benefit that would be payable under his SERP as a result of a change in control. Mr. O’Connor will receive payments which are estimated to be approximately $2.9 million and $81,000, respectively, under the Executive Supplemental Retirement Plan and SERP.

New Directors. The merger agreement provides that Mr. O’Connor and one other member of the New England Bancshares board of directors will be appointed and elected to the United Financial Bancorp and United Bank boards of directors.

Continued Director and Officer Liability Coverage. For a period of six years following the effective time of the merger, United Financial Bancorp has agreed to indemnify and hold harmless the current and former officers and directors of New England Bancshares and its subsidiaries against any costs or expenses incurred in connection with any claim, action, suit, proceeding or investigation that is a result of matters that existed or occurred at or before the effective time of the merger to the same extent as New England Bancshares currently provides for indemnification of its officers and directors. United Financial Bancorp has also agreed to maintain in effect for a period of six years following the effective time of the merger the directors’ and officers’ liability insurance policy currently maintained by New England Bancshares or to provide a policy with comparable coverage, provided that, to obtain such insurance coverage, United Financial Bancorp is not obligated to expend an annual amount exceeding 200% of the amount of the annual premiums currently paid by New England Bancshares for such insurance.

Severance and other Payments to Certain Persons. The following table sets forth the estimated potential severance benefits to New England Bancshares’s named executive officers on termination of employment in connection with a change in control. This table does not include the value of benefits that the named executive officers are vested in without regard to the occurrence of a change in control:

Executive	Cash($) (1)	Equity($) (2)	Perquisites/ Benefits($) (3)	Other ($) (4)	Total ($)
David J. O’Connor	$1,255,000	$—	$36,000	$660,000	$1,951,000
John F. Parda	503,035	44,584	24,000	—	571,619
Anthony M. Mattioli	424,743	85,980	12,000	—	522,723

(1)	Assumes date of change in control is December 31, 2012.
(2)	Consists of unvested options to acquire 5,680 and 5,760 shares of New England Bancshares common stock for Messrs. Parda and Mattioli, respectively.
(3)	Represents projected employer premiums of $1,000 for continued medical and dental insurance coverage continuation on behalf of Messrs. O’Connor, Parda and Mattioli for 36 months, 24 months and 12 months, respectively.
(4)	Consists of (A) $26,668 to be paid monthly for six months under a consulting agreement entered into between United Bank and Mr. O’Connor and (B) $500,000 to be paid under a noncompetition agreement entered into between United Financial Bancorp and Mr. O’Connor, with $350,000 to be paid on the date of the merger and $150,000 to be paid on the one-year anniversary of the merger date.

Employee Matters

For continuing employees of New England Bancshares and New England Bank, United Financial Bancorp will maintain or cause to be maintained employee benefit plans and compensation opportunities that are substantially comparable to the employee benefit and compensation opportunities that are generally made available to similarly situated employees of United Financial Bancorp or United Bank except that any pre-existing condition, eligibility waiting period or other limitations or exclusion otherwise applicable under such plans to new employees will not apply to a continuing employee or their covered dependents who were covered under a similar New England Bancshares plan at the closing of the merger.

Continuing employees of New England Bancshares and New England Bank will not receive prior service credit for benefit accrual purposes under any of United Financial Bancorp’s compensation and benefit plans, programs or policies, except for United Financial Bancorp’s vacation and sick leave programs. Continuing employees will receive credit for service with United Financial Bancorp for purposes of vesting and determination of eligibility to participate in United Bank’s 401(k) plan and employee stock ownership plan. New England Bancshares will take all necessary and appropriate actions to cause its 401(k) plan to be frozen as to future contributions effective immediately before the effective time of the merger. Continuing employees will also be eligible to participate in United Bank’s annual incentive plan.

Each full time employee of New England Bancshares or New England Bank whose employment is involuntarily terminated by United Financial Bancorp (other than for cause) or voluntarily resigns following a material decrease in base salary within one year of the effective time of the merger and who is not covered by a separate severance, change in control, or employment agreement shall, upon executing an appropriate release in the form reasonably determined by United Financial Bancorp, receive a severance payment equal to two weeks of base pay (at the rate in effect on the termination date) for each year of service at New England Bancshares or New England Bank, as applicable, with a maximum payment equal to 52 weeks of base pay.

Employees of New England Bancshares (other than Mr. O’Connor) are eligible to receive a “retention” bonus from New England Bancshares in an amount determined by the President of New England Bancshares if such employee remains an employee of New England Bancshares until the date the systems conversion occurs. The total amounts of these payments will not exceed $152,000.

New England Bank Employee Stock Ownership Plan

In connection with the closing of the merger, the New England Bank employee stock ownership plan will be terminated and the indebtedness repaid by delivering a sufficient number of unallocated shares of New England Bancshares common stock to New England Bancshares. All shares of New England Bancshares common stock held by the employee stock ownership plan will be converted into the right to receive the merger consideration and the balance of any assets remaining in the employee stock ownership plan but not allocated to the account of a participant will be allocated as provided in the employee stock ownership plan governing documents. The employee stock ownership plan assets will be distributed to the participants as soon as practicable following the receipt of a favorable determination letter from the Internal Revenue Service. New England Bancshares and, following the effective time, United Financial Bancorp have agreed to adopt any amendments to the New England Bank employee stock ownership plan necessary to effect the foregoing matters.

Operations of New England Bank after the Merger

After the merger of New England Bank and United Bank, the former offices of New England Bank will operate as branch offices of United Bank under the name “United Bank.”

Restrictions on Resale of Shares of United Financial Bancorp Common Stock

The shares of United Financial Bancorp common stock to be issued to shareholders of New England Bancshares under the agreement and plan of merger have been registered under the Securities Act of 1933 and may be freely traded by such shareholders without restriction (unless they are affiliates of United Financial Bancorp, in which case certain restrictions under the securities laws may apply).

Time of Completion

Unless the parties agree otherwise and unless the agreement and plan of merger has otherwise been terminated, the closing of the merger will take place on a date designated by United Financial Bancorp within 30 days following the date on which all of the conditions to the merger contained in the agreement and plan of merger are satisfied or waived. See “—Conditions to Completion of the Merger.” On the closing date, United Financial Bancorp will file articles of merger with the Maryland State Department of Assessments and Taxation merging New England Bancshares into United Financial Bancorp. The merger will become effective at the time stated in the articles of merger.

United Financial Bancorp and New England Bancshares are working hard to complete the merger quickly. It is currently expected that the merger will be completed during the fourth calendar quarter of 2012. However, because completion of the merger is subject to regulatory approvals and other conditions, the parties cannot be certain of the actual timing.

Conditions to Completing the Merger

United Financial Bancorp’s and New England Bancshares’ obligations to consummate the merger are conditioned on the following:

•	approval and adoption of the agreement and plan of merger by each of United Financial Bancorp and New England Bancshares shareholders;

•	receipt of all required regulatory approvals and the expiration of all statutory waiting periods;

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no party to the merger being subject to any legal order, decree or injunction that prohibits consummating any part of the transaction, no governmental entity having instituted any proceeding for the purpose of blocking the transaction, and the absence of any statute, rule or regulation that prohibits completion of any part of the transaction;

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receipt by each party of all consents and approvals from third parties (other than those required from government agencies) required to complete the merger, unless failure to obtain those consents or approvals would not have a material adverse effect on United Financial Bancorp after completion of the merger;

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the registration statement of which this proxy statement/prospectus forms a part being declared effective by the SEC, the absence of any pending or threatened proceeding by the SEC to suspend the effectiveness of the registration statement and the receipt of all required state “blue sky” approvals;

•	United Financial Bancorp filing a notice with The Nasdaq Stock Market for the listing of the shares of United Financial Bancorp common stock to be issued by United Financial Bancorp;

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receipt by United Financial Bancorp of an opinion from Kilpatrick Townsend & Stockton LLP and receipt by New England Bancshares of an opinion from Luse Gorman Pomerenk & Schick, P.C., in each case to the effect that the merger constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that each of New England Bancshares and United Financial Bancorp is a party to the reorganization; and

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the other party having performed in all material respects its obligations under the agreement and plan of merger, the other party’s representations and warranties being true and correct as of the date of the agreement and plan of merger and as of the closing date, and receipt of a certificate signed by the other party’s chief executive officer and chief financial officer to that effect.

In addition, United Financial Bancorp’s obligations to consummate the merger are conditioned on the following:

•	there has not been a material adverse change to the business, financial condition or results of operations of New England Bancshares and New England Bank as a whole; and

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none of the regulatory approvals containing any condition or requirement that would so materially and adversely impact the economic or business benefits to United Financial Bancorp of the merger that, had such condition or requirement been known, United Financial Bancorp would not, in its reasonable judgment, have entered into the agreement and plan of merger.

United Financial Bancorp and New England Bancshares cannot guarantee whether all of the conditions to the merger will be satisfied or waived by the party permitted to do so.

Conduct of Business Before the Merger

New England Bancshares has agreed that, until completion of the merger and unless permitted by United Financial Bancorp, neither it nor its subsidiaries will:

General Business

•	conduct its business other than in the regular, ordinary and usual course consistent with past practice;

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fail to use reasonable best efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees;

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take any action that would adversely affect or delay its ability to perform its obligations under the agreement and plan of merger or to consummate the transactions contemplated by the agreement and plan of merger;

Indebtedness

•

incur, modify, extend or renegotiate any material indebtedness for borrowed money or assume, guarantee, endorse or otherwise become responsible for the obligations of any person or entity, other than the creation of deposit liabilities in the ordinary course of business consistent with past practice and advances from the Federal Home Loan Bank with a maturity of not more than five years;

•	prepay any indebtedness so as to cause itself to incur a prepayment penalty thereunder;

•	purchase any brokered certificates of deposit;

Capital Stock

•	adjust, split, combine or reclassify its capital stock;

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make, declare or pay any dividends or make any other distribution on its capital stock, except for regular cash dividends at a rate no greater than $0.03 per share and dividends by New England Bank to New England Bancshares to enable New England Bancshares to pay such dividends;

•	grant any person any right to acquire any of its shares of capital stock;

•	issue any additional shares of capital stock or any securities convertible or exercisable for any shares of its capital stock, except pursuant to the exercise of outstanding stock options;

•	redeem, purchase or otherwise acquire any shares of its capital stock;

Dispositions

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sell, transfer, mortgage, encumber or otherwise dispose of any of its real property or assets or cancel, release or assign any indebtedness, other than in the ordinary course of business consistent with past practice;

Investments

•	make any equity investment or form any new subsidiary;

•

enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;

Contracts

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enter into, renew, amend or terminate any material contract, plan or agreement, or make any change in any of its leases or contracts, other than those specifically permitted by the agreement and plan of merger;

Loans

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make, renegotiate, renew, increase, extend, modify or purchase any loans, advances, credit enhancements or extensions or make any commitment in respect of any of the foregoing, other than existing loan commitments and those in conformity with lending policies in effect as of the date of the agreement and plan of merger in amounts not to exceed $250,000 if such loan is not fully secured, $250,000 if such loan is fully secured, or $2,000,000 with respect to any one borrower and its family members and affiliates;

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except for loans made in accordance with Regulation O of the Federal Reserve Board, make or increase any loan or extension of credit or commit to make or increase any such loan or extension of credit to any director or executive officer of New England Bancshares or New England Bank or any entity controlled by such persons;

•

make any changes in policies in any material respect in existence on the date hereof with regard to: the extension of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; or other material banking policies, except as may be required by changes in applicable law or regulations, generally accepted accounting principles, or the direction of a governmental entity;

Employees

•

increase in any manner the compensation, bonuses or other fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to the policies then in effect;

•	pay any bonus, pension, retirement allowance or contribution not required by any existing plan or agreement to any such employees or directors;

•

become a party to, amend, renew, extend or commit to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment, severance or change-in-control agreement with or for the benefit of any employee or director, except for amendments to any plan or agreement that are required by law;

•

amend, modify or revise the terms of any outstanding stock options or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation;

•	elect to any office with the title of senior vice president or higher any person who does not hold such office as of the date of the agreement and plan of merger or elect a new director;

•	hire any employee with an annualized salary in excess of $40,000 except as may be necessary to replace any non-officer employee whose employment is terminated, whether voluntarily or involuntarily;

Settling Claims

•	commence any action other than to enforce any obligation owed to New England Bancshares or New England Bank in accordance with past practice;

•	settle any claim against it for more than $100,000 or agree to material restrictions on its operations or the operations of any of its subsidiaries;

Governing Documents

•	amend its articles of incorporation or bylaws;

Deposits

•	increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in the ordinary course of business;

Investment in Debt Securities

•

purchase any debt security, including mortgage-backed and mortgage-related securities, other than municipal securities and U.S. government and U.S. government agency securities with final maturities less than fifteen years;

Capital Expenditures

•	make any capital expenditures greater than $100,000, other than pursuant to binding commitments and expenditures reasonably necessary to maintain existing assets in good repair;

Branches

•	establish or commit to establish any new branch or other office or file an application to relocate or terminate the operation of any banking office;
Communications

•

issue any communication of a general nature to employees without prior consultation with United Financial Bancorp and, to the extent relating to post-closing employment, benefit or compensation information, without the prior consent of United Financial Bancorp or issue any communication of a general nature to customers without the prior approval of United Financial Bancorp, except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the merger or other transactions contemplated thereby;

Foreclosures

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except in connection with foreclosure actions already in process, foreclose upon or take a deed or title to any commercial real estate (1) without providing prior notice to United Financial Bancorp and conducting a Phase I environmental assessment of the property, or (2) if the Phase I environmental assessment reflects the presence of any hazardous material or underground storage tank;

Taxes

•

make, change or rescind any material tax election, file any amended tax return, enter into any closing agreement with respect to taxes, settle or compromise any material tax claim or assessment, or surrender any right to claim a tax refund or obtain any tax ruling;

Accounting

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles or regulatory guidelines;

Agreement and Plan of Merger

•

take any action that is intended or expected to result in any of its representations and warranties under the agreement and plan of merger being or becoming untrue in any material respect at any time before the effective time of the merger or in any of the conditions to the merger not being satisfied or in a violation of a provision of the agreement and plan of merger;

•	knowingly take any action that would prevent or impede the merger from qualifying as a reorganization under Section 368 of the Internal Revenue Code; or

Other Agreements

•	agree to take, commit to take any or adopt any resolutions in support of any of the actions prohibited by the agreement and plan of merger.

United Financial Bancorp has agreed that, until the completion of the merger and unless permitted by New England Bancshares, it will not:

•	conduct its business other than in the regular, ordinary and usual course consistent with past practice;

•

fail to use reasonable best efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees;

•

take any action that would adversely affect or delay its ability to perform its obligations under the agreement and plan of merger or to consummate the transactions contemplated by the agreement and plan of merger;

•

incur, modify, extend or renegotiate any material indebtedness for borrowed money or assume, guarantee, endorse or otherwise become responsible for the obligations of any person or entity, other than the creation of deposit liabilities in the ordinary course of business consistent with past practice and advances from the Federal Home Loan Bank with a maturity of not more than five years;

•

make, declare or pay any dividends or make any other distribution on its capital stock, except for regular cash dividends at a rate no greater than $0.09 per share or increase such dividend, except for dividend increases consistent with past practice;

•

take any action that is intended or expected to result in any of its representations and warranties under the agreement and plan of merger being or becoming untrue in any material respect at any time before the effective time of the merger or in any of the conditions to the merger not being satisfied or in a violation of a provision of the agreement and plan of merger;

•	knowingly take any action that would prevent or impede the merger from qualifying as a reorganization under Section 368 of the Internal Revenue Code;

•	agree to take, commit to take or adopt any resolutions in support of any of the actions prohibited by the agreement and plan of merger;

•

amend, repeal or modify any provision of its Articles of Incorporation or bylaws in a manner that would adversely affect New England Bancshares or any New England Bancshares shareholder or the transactions contemplated by the agreement and plan of merger; or

•

consummate or enter into any agreement with respect to any transaction involving a third party that would constitute an acquisition proposal with respect to such third party; except for such acquisitions in which the total consideration to be paid is less than $90,000,000.

Covenants of New England Bancshares and United Financial Bancorp

Agreement Not to Solicit Other Proposals. New England Bancshares has agreed not to (i) solicit, initiate or encourage, or take any other action to facilitate, any inquiries, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to an acquisition proposal by a third party, (ii) furnish any information or data regarding New England Bancshares or any of its subsidiaries to any person in connection with or in response to an acquisition proposal or an inquiry or indication of interest that would reasonably be expected to lead to an acquisition proposal, (iii) continue or otherwise participate in any discussions or negotiations, or otherwise communicate in any way with any person regarding an acquisition proposal, (iv) approve, endorse or recommend any acquisition proposal or (v) enter into or consummate any agreement, arrangement or understanding contemplating any acquisition or requiring it to abandon, terminate or fail to consummate the transactions contemplated by the agreement and plan of merger. An acquisition proposal includes a proposal or offer with respect to any of the following:

•	any merger, consolidation, share exchange, business combination, or other similar transaction involving New England Bancshares or its subsidiaries;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the consolidated assets of New England Bancshares in a single transaction or series of transactions;

•

any tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of New England Bancshares or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith; and

•	any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

Despite the agreement of New England Bancshares not to solicit other acquisition proposals, the board of directors of New England Bancshares may generally have discussions with, or provide information to, a third party who makes an unsolicited, written, bona fide acquisition proposal, provided that the New England Bancshares board of directors:

•

after consultation with and receipt of advice from outside legal counsel, in good faith deems such action to be necessary for the proper discharge of its fiduciary duties to New England Bancshares shareholders under applicable law;

•

determines the acquisition proposal is, or is reasonably likely to result in a superior proposal, which, for purposes of the agreement and plan of merger means an unsolicited bona fide offer for all of the outstanding New England Bancshares common stock or all or substantially all of the assets of New England Bancshares and its subsidiaries, and that in the good faith determination of the New England Bancshares board of directors, after consultation with its outside legal counsel and financial advisor, would result in a transaction more favorable to the shareholders of New England Bancshares than the merger with United Financial Bancorp, taking into account all factors relating to such proposed transaction deemed relevant by the New England Bancshares board of directors, involving the amount and form of consideration, the timing of payment, the risk of consummation of the transaction, any financing or other conditions; and

•

at least two business days before furnishing any nonpublic information to, or entering into discussions with, such person, New England Bancshares gives United Financial Bancorp written notice of the identity of such person and of New England Bancshares’ intention to furnish nonpublic information to, or enter into discussions with, such person and New England Bancshares receives from such person an executed confidentiality agreement on terms no more favorable to such person than the confidentiality agreement between United Financial Bancorp and New England Bancshares.

If New England Bancshares receives a proposal or information request from a third party or enters into negotiations with a third party regarding a superior proposal, New England Bancshares must immediately notify United Financial Bancorp and provide United Financial Bancorp with information about the third party and its proposal.

Certain Other Covenants. The agreement and plan of merger also contains other agreements relating to the conduct of United Financial Bancorp and New England Bancshares before consummation of the merger, including the following:

•

Each party shall promptly advise the other party orally and in writing to the extent that it has knowledge of (i) any representation or warranty made by it contained in the agreement and plan of merger becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the agreement and plan of merger;

•

Each party will give the other party reasonable access during normal business hours to its property, books, records, contracts, properties, and personnel and furnish such other information as may reasonably be requested;

•

New England Bancshares will promptly provide United Financial Bancorp with a copy of each report filed with a governmental entity, a copy of each periodic report to its senior management and all materials relating to its business or operations furnished to its board of directors, a copy of each press release made available to the public and all other information concerning its business, properties and personnel as United Financial Bancorp may reasonably request;

•

Each party will not, and will cause its representatives not to, use any information obtained in connection with the two immediately preceding bullet points for any purpose unrelated to the consummation of the transactions contemplated by the agreement and plan of merger;

•

New England Bancshares will invite a non-voting designee of United Financial Bancorp to attend all regular and special board of directors meetings of New England Bancshares and New England Bank, except that United Financial Bancorp’s designee will not attend portions of any meeting during which there is being discussed: (a) matters involving the agreement and plan of merger, (b) pending or threatened litigation or investigations if, in the opinion of counsel to New England Bancshares, the presence of such designees would or might adversely affect the confidential nature of, or any privilege relating to, the matters being discussed, or (c) matters involving an acquisition proposal;

•

New England Bancshares will meet with United Financial Bancorp on a regular basis to discuss and plan for the conversion of New England Bancshares data processing and related electronic information systems;

•

New England Bancshares will provide United Financial Bancorp with an updated list of certain loans specified in the agreement and plan of merger within ten business days of the end of each calendar month;

•

United Financial Bancorp and New England Bancshares will use their reasonable best efforts to submit, and cause their respective subsidiaries to submit, all necessary applications, notices, and other filings with any governmental entity, the approval of which is required to complete the merger and related transactions;

•

United Financial Bancorp and New England Bancshares will use their reasonable best efforts to obtain, and cause their respective subsidiaries to obtain, all third party consents necessary to consummate the merger;

•

New England Bancshares and New England Bank will take any necessary action to exempt United Financial Bancorp and the transactions contemplated by the agreement and plan of merger from any anti-takeover provisions contained in New England Bancshares’ articles of incorporation or bylaws or federal or state law;

•

United Financial Bancorp and New England Bancshares will use all reasonable efforts to take all actions necessary to consummate the merger and the transactions contemplated by the agreement and plan of merger;

•

United Financial Bancorp and New England Bancshares will consult with one another before issuing any press release or otherwise making public statements with respect to the merger and any filings with any governmental entity;

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New England Bancshares will take all actions necessary to convene a meeting of its shareholders to vote on the agreement and plan of merger and any other matters required to be approved or adopted by shareholders in order to carry out the agreement and plan of merger;

•

Each of the United Financial Bancorp and the New England Bancshares board of directors will recommend at their respective shareholder meeting that the shareholders vote to approve the merger and will use its reasonable best efforts to solicit shareholder approval unless, for the New England Bancshares board of directors, it determines, in good faith after consultation with its outside legal advisors, that such actions would not comply with its fiduciary obligations to New England Bancshares shareholders. Where the decision to withdraw or modify the recommendation of the board of directors relates to an acquisition proposal from a third party, New England Bancshares is required to provide certain disclosures to United Financial Bancorp, provide United Financial Bancorp three business days to propose revisions to the terms of the merger, and negotiate in good faith with respect to any proposed revisions, and the board of directors shall have determined in good faith that the proposal is a superior proposal;

•

United Financial Bancorp will file a registration statement, of which this proxy statement/prospectus forms a part, with the SEC registering the shares of United Financial Bancorp common stock to be issued in the merger to New England Bancshares shareholders;

•	United Financial Bancorp will use its reasonable best efforts to have the registration statement, of which this proxy statement/prospectus forms a part, declared effective by the SEC;

•	United Financial Bancorp will take any action required to be taken under any applicable state securities laws in connection with the merger;

•

Before completion of the merger, United Financial Bancorp will notify The NASDAQ Global Select Market of the additional shares of United Financial Bancorp common stock that United Financial Bancorp will issue in exchange for shares of New England Bancshares common stock;

•

United Financial Bancorp and New England Bancshares will notify each other of any material contract defaults and any events that would reasonably be likely to result in a material adverse effect on the other. They also will notify each other of any communication from a third party regarding the need to obtain that party’s consent in connection with the merger;

•

New England Bancshares will adopt resolutions, to the extent required, providing that New England Bancshares’ health and welfare plans will be terminated effective immediately before the Effective Time (or such later date as may be requested by United Financial Bancorp) and shall arrange for termination of all corresponding insurance policies, service agreements and related arrangements effective on the same date;

•

New England Bancshares will give United Financial Bancorp the opportunity to participate in the defense or settlement of any shareholder litigation against New England Bancshares and/or its directors relating to the transactions contemplated by the agreement and plan of merger, and no such settlement will be agreed to without United Financial Bancorp’s prior written consent;

•

United Financial Bancorp will take all steps required to cause any acquisitions of United Financial Bancorp common stock in the merger by persons subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3;

•

each of United Financial Bancorp and New England Bancshares will coordinate with each other the payment of dividends to ensure that the holders of United Financial Bancorp common stock and New England Bancshares common stock will not receive two dividends, or fail to receive one dividend, for any single quarter; and

•	United Financial Bancorp will take such actions and deliver such agreements as required to assume New England Bancshares’ obligations under its trust preferred securities.

Representations and Warranties Made by United Financial Bancorp and New England Bancshares and New England Bank

United Financial Bancorp and New England Bancshares and New England Bank have made certain customary representations and warranties to each other in the agreement and plan of merger relating to their businesses. For information on these representations and warranties, please refer to the agreement and plan of merger attached as Annex A. The representations and warranties must be true in all material respects at and as of the closing date of the merger unless the change does not have a material negative impact on the parties’ business, financial condition or results of operations. See “—Conditions to Completion of the Merger.”

Terminating the Agreement and Plan of Merger

The agreement and plan of merger may be terminated at any time before the completion of the merger, either before or after approval of the agreement and plan of merger by New England Bancshares shareholders, as follows:

•	by the written mutual consent of United Financial Bancorp and New England Bancshares;

•

by either party, if the shareholders of United Financial Bancorp and New England Bancshares fail to approve the agreement and plan of merger (provided that a party will only be entitled to terminate for this reason if it has complied with its obligations under the agreement and plan of merger with respect to its shareholder meeting);

•

by either party, if a required regulatory approval, consent or waiver is denied or any governmental entity prohibits the consummation of the merger or the transactions contemplated by the agreement and plan of merger;

•

by either party, if the merger is not consummated by February 28, 2013, unless failure to complete the merger by that time is due to a misrepresentation, breach of a warranty or failure to fulfill a covenant by the party seeking to terminate the agreement;

•

by either party, if the other party breaches a covenant or agreement or if any representation or warranty of the other party shall have become untrue and such breach or untrue representation or warranty has not been or cannot be cured within 30 days following written notice to the party in default;

•

by United Financial Bancorp, if New England Bancshares materially breaches its agreements regarding the solicitation of other acquisition proposals, the submission of the agreement and plan of merger to shareholders, or if the board of directors of New England Bancshares does not recommend approval and adoption of the agreement and plan of merger in the proxy statement/prospectus or withdraws, modifies or changes its recommendation in a manner adverse to United Financial Bancorp;

•

by New England Bancshares, at any time during the five-day period following the later of; (a) the date on which the last required regulatory approval is obtained with respect to the merger and the bank merger, without regard to any requisite waiting period in respect thereof, or (b) the date on which the shareholders of New England Bancshares approve the agreement and plan of merger; if both of the following conditions are satisfied:

(1)	The number obtained by dividing (x) the average of the closing prices of a share of United Financial Bancorp common stock as reported on The Nasdaq Stock Market for the ten consecutive trading days ending on the trading day before the date set forth above by (y) $14.87 is less than 0.875; and

(2)	The ratio described above is less than the number obtained by dividing (x) the average closing values of The Nasdaq Bank Index for the ten consecutive trading days ending on the trading day before the date set forth above by (y) 1,725.33 and subtracting 0.125 from such quotient.

If New England Bancshares elects to terminate the agreement and plan of merger under this provision, United Financial Bancorp may elect to adjust the exchange ratio to an amount that would not make termination under this event possible, in which case no termination would occur; and

•

by New England Bancshares, at any time before the adoption and approval of the agreement and plan of merger, to enter into an agreement with respect to a superior proposal, but only if (1) New England Bancshares’ board of directors has determined in good faith based on the advice of legal counsel failure to take that such action would cause the board of directors to violate its fiduciary duties under applicable law and (2) New England Bancshares has not materially breached its obligations related to acquisition proposals under the agreement and plan of merger.

Termination Fee

The agreement and plan of merger requires New England Bancshares to pay United Financial Bancorp a fee of $3,167,500 if New England Bancshares terminates the agreement and plan of merger to enter into an agreement with respect to a superior proposal.

Additionally, New England Bancshares must pay the termination fee if United Financial Bancorp terminates the agreement and plan of merger as a result of a breach by New England Bancshares of its covenants regarding acquisition proposals, or its obligation to call a shareholder meeting, or if New England Bancshares’ board of directors fails to recommend approval of the merger or, after recommending the approval of the agreement and plan of merger, it withdraws, modifies or changes its recommendation.

If either party terminates the agreement and plan of merger as a result of the failure of New England Bancshares’ shareholders to approve the merger, or if United Financial Bancorp terminates the agreement and plan of merger if New England Bancshares breaches any of its covenants or agreements or if any of its representations or warranties become untrue and such breach or untrue representation or warranty has not been or cannot be cured within thirty (30) days following written notice thereof from United Financial Bancorp, then New England Bancshares must pay the termination fee if (1) United Financial Bancorp is not in material breach of any representation, warranty, or material covenant, (2) an acquisition proposal has been publicly announced, disclosed or communicated before the shareholder meeting in the case where New England Bancshares’ shareholders fail to approve the merger or the date of termination in the case where New England Bancshares breaches any of its covenants or agreements or any of its representations or warranties become untrue, and (3) within twelve month of termination of the agreement and plan of merger, New England Bancshares consummates or enters into an agreement with respect to an acquisition proposal.

Expenses

Each of United Financial Bancorp and New England Bancshares will pay its own costs and expenses incurred in connection with the merger.

Changing the Terms of the Agreement and Plan of Merger

Before the completion of the merger, United Financial Bancorp and New England Bancshares may agree to waive, amend or modify any provision of the agreement and plan of merger. However, after the vote by New England Bancshares shareholders, United Financial Bancorp and New England Bancshares can make no amendment or modification that would reduce the amount or alter the kind of consideration to be received by New England Bancshares’ shareholders under the terms of the merger.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL DATA

(AMOUNTS IN THOUSANDS)

The unaudited pro forma combined condensed consolidated financial information has been prepared using the acquisition method of accounting, giving effect to the merger of United Financial Bancorp with New England Bancshares. The unaudited pro forma combined condensed consolidated statement of financial condition combines the historical financial information of United Financial Bancorp and New England Bancshares as of June 30, 2012 and assumes that the merger was completed on that date. The unaudited pro forma combined condensed consolidated statement of operations combine the historical financial information of United Financial Bancorp and New England Bancshares and give effect to the mergers as if they had been completed as of January 1, 2011. The unaudited pro forma combined condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial condition had the merger been completed on the date described above, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. The financial information should be read in conjunction with the accompanying Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Information. Certain reclassifications have been made to New England Bancshares historical financial information in order to conform to United Financial Bancorp’s presentation of financial information.

The actual value of United Financial Bancorp’s common stock to be recorded as consideration in the merger will be based on the closing price of United Financial Bancorp’s common stock at the time of the merger completion date. The proposed merger is targeted for completion in the fourth quarter of 2012. There can be no assurance that the merger will be completed as anticipated. For purposes of the pro forma financial information, the fair value of United Financial Bancorp’s common stock to be issued in connection with the merger of New England Bancshares was based on the closing stock price of $14.87 as of May 30, 2012, which was prior to the announcement of execution of the Agreement and Plan of Merger after the closing of the market on May 30, 2012.

The pro forma financial information includes estimated adjustments, including adjustments to record assets and liabilities of New England Bancshares at their respective fair values and represents the pro forma estimates by United Financial Bancorp based on available fair value information as of the dates of the respective Agreement and Plan of Merger. In some cases, where noted, more recent information has been used to support estimated adjustments in the pro forma financial information.

The pro forma adjustments included herein are subject to change depending on changes in interest rates and the components of assets and liabilities and as additional information becomes available and additional analyses are performed. The final allocation of the purchase price for the merger will be determined after it is completed and after completion of thorough analyses to determine the fair value of New England Bancshares tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the estimated fair values of the net assets as compared with the information shown in the unaudited pro forma combined condensed consolidated financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact United Financial Bancorp’s statement of operations due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to New England Bancshares’ shareholders’ equity, including results of operations from June 30, 2012 through the date the merger is completed, will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The unaudited pro forma combined condensed consolidated financial data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

The unaudited pro forma combined condensed consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of United Financial Bancorp and New England Bancshares, which are incorporated in this joint proxy statement/prospectus by reference.

Unaudited Combined Condensed Consolidated Pro Forma Statement of Financial Condition

As of June 30, 2012 *

(In Thousands)

	UBNK Historical	NEBS Historical	Pro Forma Adjustments Inc. (Dec.)		Pro Forma Combined
ASSETS
Cash and cash equivalents	$42,407	$66,938	$(7,793)	(1)	$101,552
Investment securities	343,318	57,822	—		401,140
Loans receivable, net	1,153,724	559,702	7,355	(2)	1,720,781
Other real estate owned	2,397	931	—		3,328
Accrued interest receivable	4,603	2,329	—		6,932
Deferred tax asset, net	14,221	4,744	(1,579)	(3)	17,386
Stock in the Federal Home Loan Bank of Boston	14,454	4,100	—		18,554
Banking premises and equipment, net	17,638	6,026	850	(4)	24,514
Bank-owned life insurance	41,469	10,456	—		51,925
Core deposit intangible	274	826	2,985	(5)	4,085
Goodwill	8,192	16,783	13,225	(6)	38,200
Other assets	10,929	2,365	—		13,294

Total assets	$1,653,626	$733,022	$15,043		$2,401,691

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	$1,260,613	$587,488	$5,100	(7)	$1,853,201
Federal Home Loan Bank of Boston advances	102,891	32,508	1,800	(8)	137,199
Repurchased agreements	37,772	28,477	—		66,249
Subordinated debentures	5,585	3,929	(1,505)	(9)	8,009
Accrued expenses and other liabilities	18,636	7,936	—		26,572

Total liabilities	1,425,497	660,338	5,395		2,091,230

Stockholders’ equity:
Preferred stock	—	—	—		—
Common stock	187	69	(13)	(10)	243
Paid-in capital	183,077	60,020	(2,317)	(10)	240,780
Retained earnings	91,836	24,573	—		116,409
Unearned compensation	(9,695)	(1,476)	1,476	(10)	(9,695)
Treasury stock, at cost	(44,051)	(11,121)	11,121	(10)	(44,051)
Accumulated other comprehensive income, net of taxes	6,775	619	(619)	(10)	6,775

Total stockholders’ equity	228,129	72,684	9,648		310,461

Total liabilities and stockholders’ equity	$1,653,626	$733,022	$15,043		$2,401,691

	UBNK Historical	NEBS Historical			Pro Forma Combined
CAPITAL RATIOS (bank only)
Tier 1 (Core) Capital Ratio	11.31%	7.83%			9.94%
Tier I risk-based capital	14.32%	10.34%			12.72%
Total risk-based capital	15.23%	11.42%			13.36%

*

Assumes that the acquisition of New England Bancshares was completed as of the beginning of the period presented utilizing the acquisition method of accounting. Estimated fair value adjustments for loans, premises and equipment, core deposit intangible, time deposits, borrowed funds and subordinated debentures were determined by the management of United Financial Bancorp and New England Bancshares. The resulting premiums and discounts for purposes of the unaudited combined condensed consolidated pro forma financial data, where appropriate, are being amortized and accreted into income as more fully described in the notes below. Actual fair value adjustments, where appropriate, will be determined as of the merger completion date and will be amortized and accreted into income.
(1)	The adjustment results from the assumption that cash and cash equivalents will be used to pay for after tax one-time merger and integration expenses of New England Bancshares. These expenses are actually charged against income of New England Bancshares and result in a charge to United Financial Bancorp’s goodwill. The consideration also includes a cash payment of $2,318,000 to holders of in-the-money New England Bancshares stock options.
(2)	Represents the estimated fair value adjustment to loans, which includes an estimate of credit losses. Accordingly, the existing New England Bancshares allowances for loan losses cannot be carried over. The estimated fair value adjustment to loans of $7.4 million, net of eliminated New England Bancshares’s allowance for loan losses of $5.8 million.
(3)	Represents adjustments in the net deferred tax assets resulting from the fair value adjustments related to the acquired assets and liabilities, identifiable intangibles, and other deferred tax items. The actual tax liability adjustment will depend on facts and circumstances existing at the completion of the merger. The fair value adjustment in net deferred tax asset using an assumed tax rate of 40.9%.
(4)	Represents the difference between fair values and net carrying values of premises and equipment acquired in the acquisition.
(5)	Represents the elimination of existing identifiable intangibles of New England Bancshares, offset by the recognition of the fair value of the core deposit intangible asset, which is assumed to be 1.3% of core deposit liabilities assumed. Core deposits are defined as total deposits less time deposits.
(6)	Calculated to reflect the acquisition accounting adjustments related to the acquisition of New England Bancshares. The consideration paid to acquire New England Bancshares consists of the issuance of 5,559,496 shares of United Financial Bancorp’s common stock based upon the fixed exchange rate of 0.9575 established in the merger agreement and 5,806,263 common shares of New England Bancshares outstanding at May 30, 2012. The value of United Financial Bancorp’s common stock to be issued is based upon the closing stock price of $14.87 as of May 30, 2012. Acquisition accounting adjustments assume that New England Bancshares’s equity is eliminated and the purchase price, goodwill and intangible assets are reflected on the financial statements of United Financial Bancorp pursuant to the application of acquisition accounting (amounts in thousands).

	Note
Assumptions/Inputs:
Value of United Financial Bancorp’s common stock to be issued		$82,670
Add: cash paid for New England Bancshares’ option holders		2,318

Total deal value at date merger agreement signed		84,988

New England Bancshares’ net assets at fair value:
New England Bancshares’ stockholders’ equity		72,684
Less: incremental New England Bancshares’ transaction costs		(5,475)

New England Bancshares’ stockholders’ equity, net of transaction costs		67,209

Fair value adjustments
Write-off of goodwill	(6)	(16,783)
Write-off of other intangible assets (net of tax)	(5)	(488)
Loans	(2)	7,355
Other assets	(4)	850
Core deposit intangible	(5)	3,811
Time deposits	(7)	(5,100)
FHLB borrowings	(8)	(1,800)
Trust preferred	(9)	1,505

Fair value adjustments		(10,650)
Tax effect of fair value adjustments *	(3)	(1,579)

Total adjustment of net assets acquired		(12,229)

Adjusted net assets acquired		54,980

Estimated goodwill		$30,008

(*)	Assumed effective tax rate of 40.9%

(7)	Yield adjustment to reflect the difference between portfolio yields and market rates as of June 30, 2012 for time deposits acquired in the acquisition. Yield adjustments were calculated using present value analysis. Cash flow was discounted to present value using market rates for similar deposits. The yield adjustment is the aggregate present value of the difference.
(8)	Yield adjustments reflect the difference between portfolio yields and market rates as of June 30, 2012 for borrowings acquired in the acquisition. Yield adjustments were calculated using present value analysis. Cash flow for each month was calculated as the difference between projected interest costs of the remaining borrowings and hypothetical costs using current market rates based on advances from the Federal Home Loan Bank of Boston. Cash flow was discounted to present value using market rates.
(9)	Reflects the difference between the fair value and net carrying value of the trust preferred debt obligation.
(10)	Reflects elimination of New England Bancshares’ equity accounts.

Unaudited Combined Condensed Consolidated Pro Forma Income Statement

For the Year Ended December 31, 2011 (1)

	UBNK Historical	NEBS Historical	Pro Forma Adjustments Inc. (Dec.)		Pro Forma Combined
Interest and dividend income:
Loans	$58,220	$30,247	$(2,705)	(2)	$85,762
Investments	12,728	2,053	(98)	(2)	14,683
Other interest-earning assets	126	148	—		274

Total interest and dividend income	71,074	32,448	(2,803)		100,719

Interest expense:
Deposits	12,449	8,372	(2,859)	(2)	17,962
Borrowings	4,513	1,571	(436)	(2)	5,648
Other debt	1,299	—	—		1,299

Total interest expense	18,261	9,943	(3,295)		24,909
Net interest income before provision for loan losses	52,813	22,505	492		75,810
Provision for loan losses	3,242	1,584	—		4,826

Net interest income after provision for loan losses	49,571	20,921	492		70,984

Non-interest income:
Fee income on depositors’ accounts	5,554	1,334	—		6,888
Wealth management income	919	—	—		919
Income from bank-owned life insurance	1,642	357	—		1,999
Net gain on sales of loans	274	173	—		447
Net gain on sales/calls of securities	1	279	—		280
Impairment charges on securities	(99)	—	—		(99)
Other income	1,062	1,481	—		2,543

Total non-interest income	9,353	3,624	—		12,977

Non-interest expense:
Salaries and benefits	24,818	8,971	—		33,789
Occupancy expenses	3,317	3,304	28	(2)	6,649
Marketing expenses	1,797	453	—		2,250
Data processing expenses	3,970	699	—		4,669
Professional fees	2,174	959	—		3,133
FDIC insurance assessment	1,029	809	—		1,838
Core deposit intangible amortization	78	384	335	(2)	797
Other expenses	6,879	2,672	—		9,551

Total non-interest expense	44,062	18,251	363	(3)	62,676
Income before income taxes	14,862	6,294	129		21,285
Income tax expense	3,678	2,188	52	(2)	5,918

Net income	$11,184	$4,106	$77		$15,367

Earnings per share:
Basic	$0.75	$0.69			$0.75
Diluted	$0.74	$0.68			$0.74

Weighted average shares outstanding:
Basic	14,929,714	5,927,714	(368,218)		20,489,210	(4)
Diluted	15,198,702	6,001,977	(442,481)		20,758,198	(4)

Unaudited Combined Condensed Consolidated Pro Forma Income Statement

For the Six Months Ended June 30, 2012 (1)

(In Thousands)

	UBNK Historical	NEBS Historical	Pro Forma Adjustments Inc. (Dec.)		Pro Forma Combined
Interest and dividend income:
Loans	$28,256	$14,925	$(1,353)	(2)	$41,828
Investments	5,622	858	(49)	(2)	6,431
Other interest-earning assets	92	86	—		178

Total interest and dividend income	33,970	15,869	(1,402)		48,437

Interest expense:
Deposits	5,351	3,802	(1,430)	(2)	7,723
FHLB borrowings	1,641	719	(218)	(2)	2,142
Other borrowings	584	—	—	(2)	584

Total interest expense	7,576	4,521	(1,648)		10,449
Net interest income before provision for loan losses	26,394	11,348	246		37,988
Provision for loan losses	1,400	723	—		2,123

Net interest income after provision for loan losses	24,994	10,625	246		35,865

Non-interest income:
Fee income on depositors’ accounts	2,937	760	—		3,697
Wealth management income	516	—	—		516
Income from bank-owned life insurance	876	170	—		1,046
Net gain on sale of loans	270	236	—		506
Net gain on sale of securities	—	262	—		262
Other income	544	266	—		810

Total non-interest income	5,143	1,694	—		6,837

Non-interest expense:
Salaries and benefits	12,728	4,426	—		17,154
Occupancy expenses	1,744	1,538	14	(2)	3,296
Marketing expenses	941	296	—		1,237
Data processing expenses	2,031	359	—		2,390
Professional fees	910	404	—		1,314
Acquisition related expenses	592	510	(1,102)	(3)	—
FDIC insurance assessment	536	189	—		725
Core deposit intangible amortization	35	178	182	(2)	395
Other expenses	3,226	1,350	—		4,576

Total non-interest expense	22,743	9,250	(906)		31,087
Income before income taxes	7,394	3,069	1,152		11,615
Income tax expense	1,963	1,101	20	(2)	3,084

Net income	$5,431	$1,968	$1,132		$8,531

Earnings per share:
Basic	$0.37	$0.34			$0.42
Diluted	$0.36	$0.33			$0.42

Weighted average shares outstanding:
Basic	14,606,624	5,813,108	(253,612)		20,166,120	(4)
Diluted	14,887,361	5,896,892	(337,396)		20,446,857	(4)

(1)	Assumes that the acquisition of New England Bancshares was completed as of the beginning of the period presented utilizing the acquisition method of accounting. Estimated fair value adjustments for loans, premises and equipment, core deposit intangible, time deposits, borrowed funds and subordinated debentures were determined by the management of United Financial Bancorp and New England Bancshares. The resulting premiums and discounts for purposes of the unaudited combined condensed consolidated pro forma financial data, where appropriate, are being amortized and accreted into income as more fully described in the notes below. Actual fair value adjustments, where appropriate, will be determined as of the merger completion date and will be amortized and accreted into income.

(2)	The following table summarizes the estimated full year impact of the amortization (accretion) of the non-credit related acquisition accounting adjustments on the pro-forma statement of income (in thousands).

Category	Premium/ (Discounts)	Estimated Life in Years	Amortization (Accretion) Method	Amortization (Accretion)
				Year Ended December 31, 2011	6 Months Ended June 30, 2012
Loans	$12,500	4.3	EY	$2,705	$1,353
Investment securities	637	6.5	SL	98	49
Premises and equipment	850	30.0	SL	28	14
Core deposit intangible	3,811	10.0	SD	719	360
Time deposits	(5,100)	1.4	SL	(2,859)	(1,430)
Borrowed funds	(1,800)	3.8	SL	(500)	(250)
Subordinated debentures	1,505	23.4	SL	64	32

The following table summarizes the estimated impact of the amortization/(accretion) of the acquisition accounting adjustments made in connection with the merger on United Financial Bancorp’s results of operations for the following years assuming such transaction was effected on January 1, 2011 (in thousands).

Projected Future Amounts for the Years Ended December 31,	Amortization of Intangibles	Net Amortization (Accretion)	Net Decrease in Income Before Taxes
2011	$719	$(463)	$(256)
2012	610	474	(1,084)
2013	516	969	(1,485)
2014	437	1,150	(1,587)
2015	371	1,159	(1,530)
thereafter	1,158	5,305	(6,463)

The income tax adjustment is based upon total pretax acquisition accounting adjustments and a 40.9% effective tax rate. All merger expenses were considered non-deductible and had no impact on the income tax adjustment.

(3)	Non-interest expenses also do not include one-time merger and integration expenses which will be expensed against income and which are accounted for as balance sheet adjustments to cash and equity in these pro forma financial statements. Those amounts, on an after-tax basis, total $7.2 million. In determining the fair value of the assets acquired in this transaction, total costs of $5.5 million to be incurred by New England Bancshares are deducted from New England Bancshares’ total equity in determining the fair value of assets acquired and are not included in the pro forma income statement adjustments. In addition, United Financial Bancorp will incur approximately $1.8 million, on an after-tax basis, in total transaction costs as a result of the proposed merger. Through June 30, 2012 transaction costs of $592,000 and $510,000 have been recognized by United Financial Bancorp and New England Bancshares, respectively. Approximately 90% of United Financial Bancorp’s total transaction costs are expected to be incurred during the year end December 31, 2012. A summary of United Financial Bancorp’s transaction costs is as follows (in thousands):

Professional fees	$1,575
Merger related compensation and benefits	462
Other merger related expenses	425

Estimated pre-tax transaction costs	2,462
Less related tax benefit	614

Estimated transaction costs, net of taxes	$1,848

Professional fees include investment banking, legal, accounting and other professional fees and expenses associated with the merger transaction. Merger related compensation and benefits include employee severance, compensation arrangements, transitional staffing and related employee benefit expenses. Other merger related expenses include marketing, printing, integration and other costs. The foregoing estimates may be refined subsequent to the completion of the merger.

(4)	Basic and diluted weighted average common shares outstanding were determined by adding the number of shares issuable to New England Bancshares to United Financial Bancorp’s historical weighted average basic and diluted outstanding common shares. The consideration paid to acquire New England Bancshares consists of the issuance of 5,559,496 shares of United Financial Bancorp’s common stock based upon the fixed exchange rate of 0.9575 established in the merger agreement and 5,806,263 common shares of New England Bancshares outstanding at May 30, 2012. The share amounts above do not include the impact related to the retirement of unallocated shares utilized to terminate the New England Bank employee stock ownership plan.

DESCRIPTION OF UNITED FINANCIAL BANCORP CAPITAL STOCK

The following summary describes the material terms of United Financial Bancorp’s capital stock and is subject to, and qualified by, United Financial Bancorp’s articles of incorporation and bylaws and Maryland law. See “Where You Can Find More Information” as to how to obtain a copy of United Financial Bancorp’s articles of incorporation and bylaws.

General

United Financial Bancorp is authorized to issue 100,000,000 shares of common stock having a par value of $0.01 per share and 50,000,000 shares of preferred stock having a par value of $0.01 per share. At September 10, 2012, 15,470,421 shares of common stock were outstanding. At that date, no shares of preferred stock were outstanding.

Common Stock

Dividends. The holders of common stock of United Financial Bancorp are entitled to receive and share equally in dividends as may be declared by the board of directors out of funds legally available for dividends, after payment of all dividends on preferred stock, if any is outstanding. United Financial Bancorp is not subject to regulatory restrictions on the payment of dividends. However, its ability to pay dividends may depend, in part, upon dividends it receives from United Bank. Applicable regulations limit dividends and other distributions by United Bank.

Voting Rights. The holders of common stock of United Financial Bancorp possess exclusive voting rights. They elect United Financial Bancorp’s board of directors and act on other matters as are required to be presented to them under federal law or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share on all matters presented to shareholders. United Financial Bancorp’s articles of incorporation provide that record owners of United Financial Bancorp’s common stock who beneficially own, either directly or indirectly, more than 10% of United Financial Bancorp’s outstanding shares are not entitled to vote the shares held in excess of that 10% limit. Holders of common stock are not entitled to accumulate their votes in the election of directors.

Liquidation. Upon liquidation, dissolution or winding up of United Financial Bancorp, holders of common stock are entitled to receive all of the assets of United Financial Bancorp available for distribution after payment or provision for payment of all its debts and liabilities. If United Financial Bancorp issues preferred stock, the preferred stock holders may have a priority over the holders of the common stock upon liquidation or dissolution.

Preemptive Rights; Redemption. Holders of United Financial Bancorp’s common stock are not entitled to preemptive rights with respect to any shares that may be issued. The common stock cannot be redeemed.

Preferred Stock

United Financial Bancorp’s articles of incorporation authorizes its board of directors, without shareholder action, to issue preferred stock in one or more series and to establish the designations, powers, preferences, dividend rates and rights as the board of directors may from time to time determine. The issuance of preferred stock with voting, dividend, liquidation and conversion rights could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Transfer Agent and Registrar

The Transfer Agent and Registrar for United Financial Bancorp’s common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

Restrictions on Ownership

The Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act” or the “Holding Company Act”) generally would prohibit any company that is not engaged in financial activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of United Financial Bancorp. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve Board before acquiring 5% or more of United Financial Bancorp’s voting stock. The Change in Bank Control Act of 1978, as amended (the “Change in Bank Control Act”), prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as United Financial Bancorp, could constitute acquisition of control of the bank holding company.

COMPARISON OF RIGHTS OF SHAREHOLDERS

The rights of shareholders of United Financial Bancorp are currently governed by United Financial Bancorp’s articles of incorporation, bylaws and Maryland General Corporation Law. The rights of shareholders of New England Bancshares are currently governed by New England Bancshares’ articles of incorporation, bylaws and applicable provisions of the Maryland General Corporation Law. If the merger is completed, New England Bancshares shareholders will become United Financial Bancorp shareholders and their rights will likewise be governed by United Financial Bancorp’s articles of incorporation and bylaws and Maryland General Corporation Law.

The following is a summary of the material differences between the rights of a New England Bancshares shareholder and the rights of a United Financial Bancorp shareholder. This summary is not a complete statement of the differences between the rights of New England Bancshares shareholders and the rights of United Financial Bancorp shareholders and is qualified in its entirety by reference to the articles of incorporation and bylaws of each corporation. Copies of United Financial Bancorp’s articles of incorporation and bylaws are on file with the SEC and are available on written request addressed to Terry J. Bennett, Corporate Secretary, United Financial Bancorp, Inc., 95 Elm Street, West Springfield 01089. Copies of New England Bancshares’ articles of incorporation and bylaws are on file with the SEC and are available upon written request addressed to Nancy L. Grady, Corporate Secretary, New England Bancshares, Inc., 855 Enfield Street, Enfield, Connecticut 06082.

Authorized Stock
United Financial Bancorp	New England Bancshares

•       The United Financial Bancorp articles of incorporation authorize 150,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock per share, par value $0.01 per share.

•       The New England Bancshares articles of incorporation authorize 20,000,000 shares of capital stock, consisting of 19,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock per share, par value $0.01 per share.

• As of September 10, 2012, there were 15,470,421 shares of United Financial Bancorp common stock issued and outstanding.	• As of September 10, 2012, there were 5,807,684 shares of New England Bancshares common stock issued and outstanding.

• As of September 10, 2012, there were no shares of United Financial Bancorp preferred stock issued and outstanding.	• As of September 10, 2012, there were no shares of New England Bancshares preferred stock issued and outstanding.

Voting Rights
United Financial Bancorp	New England Bancshares
• There is no cumulative voting by shareholders of any class or series in the election of directors.	• Same.

• Each share of common stock has one vote. Beneficial owners of 10% or more of United Financial Bancorp’s outstanding shares are not entitled to vote the shares in owns in excess of that 10% limit.	• Same.

Preemptive Rights
United Financial Bancorp	New England Bancshares
• No holder of any stock has any preemptive rights to subscribe for or purchase any stock other than such as the Board of Directors, in its sole discretion, may determine, if any.	• Same.

Required Vote for Authorization of Certain Actions
United Financial Bancorp	New England Bancshares

•       Under Maryland law, a two-thirds vote is generally required for approval of mergers, consolidations, share exchange or certain transfers of all or substantially all of the assets of a corporation not in the ordinary course of business, unless otherwise provided in a company’s articles of incorporation. United Financial Bancorp’s articles of incorporation provide that such transactions can be approved by the affirmative vote of the holders of a majority of the total shares outstanding.

• Same.

Required Vote for Authorization of Business Combinations with Interested Shareholders
United Financial Bancorp	New England Bancshares
• United Financial Bancorp’s articles of incorporation do not contain any additional provisions regarding transactions with interested shareholders.

•       New England Bancshares’ articles of incorporation provides that certain transactions (including, a merger, consolidation, a sale of certain assets equaling or exceeding 25% or more of New England Bancshares’ assets, a transfer or issuance of securities having a value of at least 25% of New England Bancshares’ common stock the securities, the adoption of certain plans of liquidation or dissolution or certain reclassifications of New England Bancshares’ securities or recapitalization of New England Bancshares) involving and any person who beneficially owns at least 10% of the corporation’s stock and such persons, affiliates or associates (an “interested shareholder”). Such a business combination must be:

¡        approved by the affirmative vote of at least 80% of the voting power of all outstanding shares of voting stock unless, among other things,

•       the business combination is approved by a majority of the members of the Board of Directors who are “disinterested directors,” and

•       the common shareholders receive a price generally equal to the higher of the “fair market value” of the common stock and the highest price paid by the interested shareholders for any shares of common stock.

Dividends
United Financial Bancorp	New England Bancshares
• Holders of common stock are entitled, when declared by the Board of Directors, to receive dividends out of legally available funds.	• Same.

Shareholders’ Meetings
United Financial Bancorp	New England Bancshares

•       Notice of a meeting must be delivered and, in the case of a special meeting, a description of its purpose, no fewer than 10 days and no more than 90 days before the meeting to each shareholder entitled to vote.

• Same.

•       The president, a majority of the board of directors or the secretary, upon the written request of the holders of not less than 50% of all votes entitled to be cast at the meeting, may call a special meeting.

•       The chairman of the board, the president, the chief executive officer, a majority of the board of directors or the secretary, upon the written request of the holders of not less than 50% of all votes entitled to be cast at the meeting, may call a special meeting.

• For purposes of determining shareholders entitled to vote at a meeting, the board of directors may fix a record date that is not more than 90 days before the meeting.

•       For purposes of determining shareholders entitled to vote at a meeting, the board of directors may fix a record date that is not less than 10 days and not more than 90 days and not less than 10 days before the meeting.

•       To nominate a director or propose new business, shareholders must give written notice to the Secretary of United Financial Bancorp no later than the close of business on the 90th day before the anniversary date of the proxy statement relating to the preceding year’s annual meeting and not earlier than the close of business on the 120th day before the anniversary date of the proxy statement relating to the preceding year’s annual meeting. Each notice given by a shareholder with respect to a nomination to the board of directors or proposal for new business must include certain information regarding the nominee or proposal and the shareholder making the nomination or proposal.

•       To nominate a director or propose new business, shareholders must give written notice to the secretary not less than 90 days before the meeting. However, if less than 100 days’ notice of the meeting is provided, written notice of the nomination or shareholder proposal must be delivered to the secretary not later than 10 days following the date notice of the meeting was mailed to shareholders or public disclosure was made. Each notice given by a shareholder with respect to a nomination to the board of directors or proposal for new business must include certain information regarding the nominee or proposal and the shareholder making the nomination or proposal.

Action by Shareholders Without a Meeting
United Financial Bancorp	New England Bancshares
• Action that may be taken at a meeting of shareholders may be taken by the unanimous written consent of the shareholders.	• New England Bancshares governing documents are silent on the rights of shareholders to conduct a vote in the absence of a meeting.

Board of Directors
United Financial Bancorp	New England Bancshares

•       The articles provide that the number of directors may be increased or decreased from time to time by vote of the Board of Directors pursuant to the bylaws, but shall never be less than the minimum number permitted by Maryland General Corporate Law.

• The bylaws provide that the number of directors shall be between five and 15.

• The Board of Directors is divided into three classes as equal as possible and approximately one-third of the directors are elected at each meeting.	• Same.

•       Vacancies on the board of directors will be filled by a vote of two-thirds of the remaining directors. Any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred.

• Vacancies on the board of directors will be filled by a majority of the remaining directors. Any director elected to fill a vacancy shall hold office only until the next annual meeting.

•       Any director or the entire Board of Directors may be removed, at any time, but only for cause and only by the affirmative vote of the holders of 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors.

• Same.

Amendment of the Bylaws
United Financial Bancorp	New England Bancshares
• The bylaws may be amended or repealed either by the approval of a majority of the board of directors or by the vote of 80% of the outstanding shares entitled to vote.	• The bylaws may be amended or repealed by a majority vote of the board of directors.

Amendment of the Articles of Incorporation
United Financial Bancorp	New England Bancshares

•       The articles of incorporation may be amended upon the vote of two thirds of the outstanding shares of capital stock entitled to vote, except that the proposed amendment need only be approved by a majority vote if the amendment is approved by a two-thirds vote of the board of directors.

• The articles of incorporation may be amended upon a majority vote of the outstanding shares of capital stock entitled to vote.

•       Article 7 (Directors), Article 8 (Bylaws), Article 9 (Evaluation of Certain Offers), Article 10 (Indemnification of Directors and Officers), Article 11 (Limitation of Liability), Article 12 (Amendment of Articles of Incorporation) and portions of Article 5 (Capital Stock) of the articles of incorporation may only be repealed, altered, amended or rescinded upon the approval of the affirmative vote of the holders of not less than 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors.

•       The affirmative vote of the holders of 80% or more of the combined voting power of the then outstanding voting stock shall be required to amend portions of Articles Fifth (Limitation of Voting Common Stock), Seventh (Removal of Directors) and Eight (Amendment of Governing Instruments) and Article Ninth (Approval of Business Combinations) of the articles of incorporation.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

Board of Directors

After completion of the merger, the board of directors of United Financial Bancorp will consist of all the current directors of United Financial Bancorp plus Mr. O’Connor and one additional director from New England Bancshares. Mr. O’Connor and the additional director also will join the board of directors of United Bank. For information regarding Mr. O’Connor, see “Annual Meeting of New England Bancshares Shareholders—Proposal No. 4—Election of Directors.”

Information regarding the current directors and executive officers of United Financial Bancorp, executive compensation and relationships and related transactions is included in this United Financial Bancorp’s proxy statement for its 2012 annual meeting of shareholders, which is incorporated by reference in this proxy statement/prospectus.

Management

The executive officers of United Financial Bancorp and United Bank will not change as a result of the merger.

Operations

While there can be no assurance as to the achievement of business and financial goals, United Financial Bancorp currently expects to achieve cost savings equal to approximately 33% of New England Bancshares’ current annualized non-interest expenses through the elimination of redundant senior management and back-office staffing and other operating efficiencies (such as the elimination of duplicative data processing services). United Financial Bancorp expects to achieve most of these savings in the first full year following the merger. See “A Warning About Forward-Looking Statements.”

INFORMATION ABOUT NEW ENGLAND BANCSHARES

General

New England Bancshares, Inc. New England Bancshares, Inc. is a Maryland corporation and the bank holding company for New England Bank. The principal asset of New England Bancshares is its investment in New England Bank.

New England Bank. New England Bank, incorporated in 1999, is a Connecticut chartered commercial bank headquartered in Enfield, Connecticut. New England Bank’s deposits are insured by the FDIC. New England Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits primarily in commercial real estate loans, residential real estate loans, and commercial loans, and to a lesser extent, construction and consumer loans.

New England Bank, formerly named Valley Bank, was acquired by New England Bancshares in July 2007. Prior to acquiring New England Bank, New England Bancshares was the savings and loan holding company for Enfield Federal Savings and Loan Association (“Enfield Federal”), a federal savings association. New England Bancshares operated Valley Bank and Enfield Federal as separate subsidiaries until May 2009, when Enfield Federal was merged with and into Valley Bank, and the combined bank was renamed New England Bank. On June 8, 2009 New England Bancshares acquired Apple Valley Bank & Trust Company (“Apple Valley”) of Cheshire, Connecticut, through the merger of Apple Valley into New England Bank. References to New England Bank shall mean New England Bank and its predecessors, where applicable.

New England Bancshares’ Website and Availability of Securities and Exchange Commission Filing

New England Bancshares’ internet website is www.nebankct.com. New England Bancshares makes available free of charge on or through its website its annual reports on Forms 10-K, quarterly reports on Forms 10-Q, current reports on Forms 8-K and any amendments to these reports filed or furnished pursuant to the Securities and Exchange act of 1934, as soon as reasonably practicable after New England Bancshares electronically files such material with, or furnishes it to, the Securities and Exchange Commission. Information on New England Bancshares’ website is not a part of this registration statement on Form S-4.

Market Area

New England Bank conducts its operations through its 15 full service banking offices, including its main office and one additional branch office in Enfield and its branch offices in Bristol, Broad Brook, Cheshire, East Windsor, Manchester, Ellington, Southington, Suffield, Terryville, Wallingford and Windsor Locks, Connecticut. Deposits are gathered from, and lending activities are concentrated primarily in the towns of, and the communities contiguous to, its branch offices.

According to statistics published by the U.S. Census Bureau, Connecticut’s 2011 population was approximately 3,580,709, an increase of approximately 5.1% from 2000. In 2010, there were approximately 1,487,891 housing units in Connecticut, an increase of 14.3% from 2000. Median household income for Connecticut in 2010 was $67,740.

Competition

New England Bancshares faces intense competition both in making loans and attracting deposits. As of June 30, 2011, the most recent date for which data is available from the FDIC, New England Bancshares held approximately 1.3% of the deposits in Hartford County, where New England Bank has 11 out of its 15 branches, which was the 11th largest share of deposits out of 25 financial institutions in the county. Central Connecticut has a high concentration of financial institutions and financial services providers, many of which are branches of large money centers, super-regional and regional banks which have resulted from the consolidation of the banking industry in New England Bancshares. Many of these competitors have greater resources than New England Bancshares does and may offer products and services that New England Bancshares does not provide.

Competition for loans comes from commercial banks, savings institutions, mortgage banking firms, credit unions, finance companies, insurance companies and brokerage and investment banking firms. New England Bank’s most direct competition for deposits has historically come from commercial banks, savings banks, savings and loan associations, credit unions and mutual funds. New England Bancshares faces additional competition for deposits from short-term money market funds and other corporate and government securities funds and from brokerage firms and insurance companies.

New England Bancshares expects competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered the barriers to market entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit New England Bank’s future growth.

Lending Activities

General. The largest segments of New England Bank’s loan portfolio are commercial real estate loans and residential real estate loans. The other significant segments of its loan portfolio are commercial loans, home equity loans and lines of credit, and other consumer loans. New England Bank originates loans for investment purposes.

Commercial Real Estate Loans. New England Bank originates commercial real estate loans that are generally secured by properties used for business purposes such as small office buildings, industrial facilities or retail facilities primarily located in its primary market area, and to a much lesser extent multi-family residential properties. At March 31, 2012, commercial real estate loans totaled $289.1 million, or 51.9% of total loans, compared to 47.4% of total loans at March 31, 2011. New England Bank’s commercial real estate loans are generally made with terms of up to 25 years. These loans are offered with interest rates that are fixed or adjust periodically and are generally indexed to the prime rate as reported in The Wall Street Journal plus a margin of 50 to 200 basis points or the five-year Federal Home Loan Bank (the “FHLB”) Classic Advance Rate plus a margin of 225 to 325 basis points. New England Bank generally does not make these loans with loan-to-value ratios exceeding 80%. At March 31, 2012, the largest commercial real estate loan was a $4.7 million loan, which was secured by owner-occupied commercial real estate. This loan was performing according to its terms at March 31, 2012.

One- to Four-Family Residential Loans. At March 31, 2012, residential loans totaled $125.6 million or 22.6% of total loans. At March 31, 2012, 80.3% of New England Bank’s residential loans were fixed-rate and 19.7% were adjustable-rate.

New England Bank originates fixed-rate fully amortizing loans with maturities ranging between 10 and 30 years. Management establishes the loan interest rates based on market conditions. New England Bank offers mortgage loans that conform to Fannie Mae and Freddie Mac guidelines, as well as jumbo loans, which presently are loans in amounts over $417,000.

New England Bank also currently offers adjustable-rate mortgage loans, with an interest rate based on the one-year Constant Maturity Treasury Bill index. New England Bank’s adjustable rate mortgage loans have terms up to 30 years and adjust annually either from the outset of the loan or after a three-, five- or ten-year initial fixed period, with the majority of adjustable rate loans adjusting after a five-year period. Interest rate adjustments on such loans are generally limited to no more than 2% during any adjustment period and 6% over the life of the loan.

New England Bank underwrites fixed-rate and variable-rate one- to four-family residential mortgage loans with loan-to-value ratios of up to 100% and 95%, respectively, provided that a borrower obtains private mortgage insurance on loans that exceed 80% of the appraised value or sales price, whichever is less, of the secured property. New England Bank also requires that fire, casualty, title, hazard insurance and, if appropriate, flood insurance be maintained on all properties securing real estate loans that it makes. An independent licensed appraiser generally appraises all properties.

New England Bank previously offered its full-time employees who satisfied certain criteria and its general underwriting standards fixed- and adjustable-rate residential mortgage loans with interest rates 50 basis points below the rates offered to its other customers. The employee mortgage rate normally ceases upon termination of employment. Upon termination of the employee mortgage rate, the interest rate reverts to the contract rate in effect at the time that the loan was extended. All other terms and conditions contained in the original mortgage and note continued to remain in effect. Currently, New England Bank does not offer this type of program. As of March 31, 2012, New England Bank had $2.2 million of employee residential mortgage loans, or 0.40% of net loans.

Commercial Loans. At March 31, 2012, New England Bank had $94.7 million in commercial loans, which amounted to 17.0% of total loans. In addition, at such date, New England Bank had $25.1 million of unadvanced commercial lines of credit. New England Bank makes commercial business loans primarily in its market area to a variety of professionals, sole proprietorships and small businesses. Commercial lending products include term loans, revolving lines of credit and Small Business Administration guaranteed loans. Commercial loans and lines of credit are made with either variable or fixed rates of interest. Variable rates are generally based on the prime rate as published in The Wall Street Journal, plus a margin. Fixed-rate business loans are generally indexed to the two-, five- or ten-year FHLB Amortizing Advance Rate, as corresponds to the term of the loan, plus a margin. New England Bank generally does not make unsecured commercial loans.

When making commercial loans, New England Bank considers the financial statements of the borrower, its lending history with the borrower, the debt service capabilities of the borrower, the projected cash flows of the business and the value of the collateral, primarily accounts receivable, inventory and equipment. New England Bank’s commercial loans are also supported by personal guarantees. Depending on the collateral used to secure the loans, commercial loans are made typically in amounts of up to 80% of the value of the collateral securing the loan. At March 31, 2012, its largest commercial loan was a $3.8 million commercial term loan secured by business asset. The loan was performing according to its terms at March 31, 2012.

Home Equity Loans and Lines of Credit. New England Bank offers home equity loans and home equity lines of credit, both of which are secured by owner-occupied one- to four-family residences. At March 31, 2012, home equity loans and lines of credit totaled $37.7 million, or 6.8% of total loans. Additionally, at March 31, 2012, the unadvanced amounts of home equity lines of credit totaled $12.8 million. Home equity loans are offered with fixed rates of interest and with terms up to 15 years. Home equity lines of credit are offered with adjustable rates of interest that are indexed to the prime rate as reported in The Wall Street Journal. Interest rate adjustments on home equity lines of credit are limited to a maximum of 18% or 6% above the initial interest rate, whichever is lower.

The procedures for underwriting home equity loans and lines of credit include an assessment of the applicant’s payment history on other debts and ability to meet existing obligations and payments on the proposed loans. New England Bank will offer home equity loans with maximum combined loan-to-value ratios of up to 90%, provided that loans in excess of 80% will generally be charged a higher rate of interest. A home equity line of credit may be drawn down by the borrower for an initial period of 10 years from the date of the loan agreement. During this period, the borrower has the option of paying, on a monthly basis, either principal and interest or only interest. If not renewed, New England Bank requires the borrower to pay back the amount outstanding under the line of credit over a term not to exceed 10 years, beginning at the end of the 10-year period. After the initial 10-year period, New England Bank requires the borrower to pay back the amount outstanding in full.

Consumer Loans. New England Bank offers fixed rate loans secured by mobile homes. These loans have terms up to 25 years and loan-to-value ratios up to 90% of the mobile home’s value and require that the borrower obtain hazard insurance. At March 31, 2012, mobile home loans totaled $7.7 million or 1.4% of total loans and 78.6% of consumer loans. For the fiscal year ended March 31, 2012, New England Bank originated $1.7 million of mobile home loans.

New England Bank also offers fixed-rate automobile loans for new or used vehicles with terms of up to 66 months and loan-to-value ratios of up to 90% of the lesser of the purchase price or the retail value shown in the NADA Car Guide. At March 31, 2012, automobile loans totaled $413,000 or 0.1% of total loans and 4.2% of consumer loans.

Other consumer loans at March 31, 2012 amounted to $1.7 million, or 0.3% of total loans and 17.3% of consumer loans. These loans include secured and unsecured personal loans. Personal loans generally have a fixed-rate, a maximum borrowing limitation of $10,000 and a maximum term of four years. Collateral loans are generally secured by a passbook account or a certificate of deposit.

Loan Underwriting Risks. While New England Bank anticipates that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, the increased mortgage payments required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans help make New England Bank’s asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Loans secured by multi-family and commercial real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in multi-family and commercial real estate lending is the borrower’s creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, New England Bank requires borrowers and loan guarantors, if any, to provide annual financial statements on multi-family and commercial real estate loans. In reaching a decision on whether to make a multi-family and commercial real estate loan, New England Bank considers the net operating income of the property, the borrower’s expertise, credit history, and profitability and the value of the underlying property. In addition, with respect to commercial real estate rental properties, New England Bank will also consider the term of the lease and the quality of the tenants. New England Bank has generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service divided by debt service) of at least 1.20x. Independent appraisals and environmental surveys are generally required for commercial real estate loans of $250,000 or more.

Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property’s value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, New England Bank may be required to advance funds beyond the amount originally committed to permit completion of the building or project. If the estimate of value proves to be inaccurate, New England Bank may be confronted, at or before the maturity of the loan, with a building having a value which is insufficient to assure full repayment. If New England Bank is forced to foreclose on a building or project before or at completion due to a default, there can be no assurance that New England Bank will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value has historically tended to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections depend on the borrower’s continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

Loan Originations, Purchases and Sales. New England Bank’s consumer mortgage lending activities are conducted by its salaried loan representatives. New England Bank underwrites all loans that it originates under its loan policies and procedures, which model those of Fannie Mae and Freddie Mac. New England Bank originates both adjustable-rate and fixed-rate mortgage loans. Its ability to originate fixed- or adjustable-rate loans is dependent upon the relative customer demand for such loans, which is affected by the current and expected future level of interest rates.

New England Bank generally retains most of the loans that it originates for its portfolio; however, New England Bank will sell participation interests to local financial institutions, primarily on the portion of loans that exceed its borrowing limits. The sales occur at time of origination; therefore none of these loans have been classified as held-for-sale. New England Bank sold $3.0 million and $2.5 million of participation interests in fiscal 2012 and 2011, respectively. In fiscal 2007, New England Bank commenced selling long-term, fixed-rate residential loans to the Federal Home Loan Bank (the “FHLB”) under its Mortgage Partnership Finance Program to assist with managing its interest rate risk and increasing its net interest margin. Loans are sold with servicing retained and the loans have recourse to New England Bank on a formula basis. New England Bank sold $8.6 million and $8.8 million of these loans in fiscal 2012 and 2011, respectively.

New England Bank purchases participation interests from other community-based financial institutions, primarily commercial real estate loans, commercial construction loans, commercial loans and residential loans. Such loans totaled $42.3 million and $58.9 million at March 31, 2012 and 2011, respectively. New England Bank performs its own underwriting analysis on each of its participation interests before purchasing such loans and therefore believe there is no greater risk of default on these obligations. However, in a purchased participation loan, New England Bank does not service the loan and thus is subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting foreclosure proceedings. New England Bank is permitted to review all of the documentation relating to any loan in which it participates, including any annual financial statements provided by a borrower. Additionally, New England Bank receives periodic updates on the loan from the lead lender. New England Bank has not historically purchased any whole loans. However, New England Bank would entertain doing so if a loan was presented to it that met its underwriting criteria and fit within its interest rate risk management strategy.

Loan Approval Procedures and Authority. New England Bank’s lending policies and loan approval limits are recommended by senior management, reviewed by the Executive Credit Committee of the Board of Directors and approved by New England Bank’s Board of Directors. The Executive Credit Committee consists of 5 independent directors of New England Bank’s Board of Directors and the Chief Executive Officer and President of New England Bank. One of the independent directors serves as the Chairman of the Committee. The Chief Loan Officer and the Market President of New England Bank and the Senior Risk Officer of New England Bank also serve as non-voting members of the committee. Each individual’s lending authority limit is based on his or her experience and capability and reviewed annually by New England Bank’s board. Loan approvals consist of at least 2 management signatures with the higher lending authority determining the level of approval. Any extension of credit that exceeds management’s authority requires the approval of New England Bank’s Credit Committee. New England Bank’s Credit Committee can approve extensions of credit in amounts up to $1.5 million. Extensions of credit greater than $1.5 million must be approved by the Executive Credit Committee. Any extensions of credit which would exceed $4.5 million also require the approval of New England Bank’s Board of Directors. Notwithstanding individual and joint lending authority, board approval is required for any request involving any compromise of indebtedness, such as the forgiveness of unpaid principal, accrued interest, accumulated fees, or acceptance of collateral or other assets in lieu of payment.

Loan Commitments. New England Bank issues commitments for fixed-rate and adjustable-rate mortgage loans, and commercial loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to its customers.

Investment Activities

The Board of Directors of New England Bank reviews and approves the investment policy annually. The Board of Directors is responsible for establishing policies for conducting investment activities, including the establishment of risk limits. The Board of Directors reviews the investment portfolio and reviews investment transactions on a monthly basis and is responsible for ensuring that the day-to-day management of the investment portfolio is conducted by qualified individuals. The Board of New England Bank has directed New England Bank to implement investment policies based on the Board’s established guidelines as reflected in the respective written investment policies, and other established guidelines, including those set periodically by the Asset/Liability Management Committees. New England Bank’s management presents the Asset/Liability Management Committee with potential investment strategies and investment portfolio performance reports, on a quarterly basis.

The investment portfolio is primarily viewed as a source of liquidity. New England Bank’s policy is to invest funds in assets with varying maturities that will result in the best possible yield while maintaining the safety of the principal invested and assists in managing interest rate risk. The investment portfolio management policy is designed to:

•	enhance profitability by maintaining an acceptable spread over the cost of funds;

•	absorb funds when loan demand is low and infuse funds into loans when loan demand is high;

•	provide both the regulatory and the operational liquidity necessary to conduct its daily business activities;

•	provide a degree of low-risk, quality assets to the balance sheet;

•

provide a medium for the implementation of certain interest rate risk management measures intended to establish and maintain an appropriate balance between the sensitivity to changes in interest rates of: (i) interest income from loans and investments, and (ii) interest expense from deposits and borrowings;

•	have collateral available for pledging requirements;

•	generate a favorable return on investments without undue compromise of other objectives; and

•	evaluate and take advantage of opportunities to generate tax-exempt income when appropriate.

In determining its investment strategies, New England Bank considers the interest rate sensitivity, yield, credit risk factors, maturity and amortization schedules, collateral value and other characteristics of the securities to be held. New England Bank also considers the secondary market for the sale of assets and the ratings of debt instruments in which it invests and the financial condition of the obligors issuing such instruments.

New England Bank has authority to invest in various types of assets, including U.S. Treasury obligations, securities of various federal agencies, mortgage-backed securities, certain certificates of deposit of insured financial institutions, overnight and short-term loans to other banks, and corporate debt instruments. New England Bank primarily invests in: U.S. agency obligations; and mortgage-backed securities; and municipal obligations. With respect to municipal obligations, New England Bank’s investment policy provides that all municipal issues must be rated investment grade or higher to qualify for its portfolio. If any such municipal issues in its investment portfolio are subsequently downgraded below the minimum requirements, it is New England Bank’s general policy to liquidate the investment.

Deposit Activities and Other Sources of Funds

General. Deposits and loan repayments are the major sources of New England Bank’s funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of New England Bank’s depositors are residents of the State of Connecticut. Deposits are attracted from within its market area through the offering of a broad selection of deposit instruments, including non interest-bearing demand accounts (such as checking accounts), interest-bearing demand accounts (such as NOW and money market accounts), passbook and savings accounts, and certificates of deposit. At March 31, 2012, core deposits, which consist of savings, demand, NOW and money market accounts, comprised 50.4% of its deposits. New England Bank does not currently utilize brokered funds. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of its deposit accounts, New England Bank considers the rates offered by its competition, its liquidity needs, profitability to it, matching deposit and loan products and customer preferences and concerns. New England Bank generally reviews its deposit mix and pricing weekly. New England Bank’s current strategy is to offer competitive rates, but not to be the market leader.

In addition to accounts for individuals, New England Bank also offers deposit accounts designed for the businesses operating in its market area. Its business banking deposit products and services include a non-interest-bearing commercial checking account, a NOW account for sole proprietors and a commercial cash management account for larger businesses. New England Bank has sought to increase its commercial deposits through the offering of these products, particularly to its commercial borrowers.

Borrowings. New England Bank utilizes advances from the Federal Home Loan Bank of Boston and securities sold under agreements to repurchase to supplement its supply of investable funds and to meet deposit withdrawal requirements. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, New England Bank is required to own capital stock in the Federal Home Loan Bank and is authorized to apply for advances on the security of such stock and certain of its mortgage loans, provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution’s net worth or on the Federal Home Loan Bank’s assessment of the institution’s creditworthiness. Under its current credit policies, the Federal Home Loan Bank generally limits advances to 25% of a member’s assets, and short-term borrowings of less than one year may not exceed 10% of the institution’s assets. The Federal Home Loan Bank determines specific lines of credit for each member institution.

Securities sold under agreements to repurchase are customer deposits that are invested overnight in U.S. government or U.S. government agency securities. The customers, predominantly commercial customers, set a predetermined balance and deposits in excess of that amount are transferred into the repurchase account from each customer’s checking account. The next banking day, the funds are recredited to their individual checking account along with interest earned at market rates. These types of accounts are often referred to as sweep accounts.

Subsidiaries

New England Bancshares is the bank holding company for New England Bank, its wholly owned subsidiary. New England Bancshares also owns all of the common stock of a Delaware statutory business trust, FVB Capital Trust I. The capital trust was organized under Delaware law to facilitate the issuance of trust preferred securities and is not consolidated into New England Bancshares’ financial results. Its only activity has been the issuance of the $4.1 million trust preferred security related to the junior subordinated debentures reported in New England Bancshares’ consolidated financial statements.

New England Bank has one wholly owned subsidiary, VB Reo, Inc. VB Reo, Inc. was formed to hold real estate owned acquired by New England Bank through foreclosure or deed-in-lieu of foreclosure.

Personnel

As of March 31, 2012, New England Bancshares had 119 full-time employees and 23 part-time employees, none of whom is represented by a collective bargaining unit. New England Bancshares believes its relationship with its employees is good.

Regulation And Supervision of New England Bancshares, Inc. and New England Bank

General

As a bank holding company, New England Bancshares is required by federal law to file reports with and otherwise comply with, the rules and regulations, of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). New England Bank, as a state commercial bank, is subject to extensive regulation, examination and supervision by the Connecticut Department of Banking, as its primary state regulator, and the Federal Deposit Insurance Corporation (the “FDIC”), as its deposit insurer. New England Bank is a member of the Federal Home Loan Bank System. New England Bank must file reports with the Connecticut Department of Banking and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals before entering into certain transactions such as mergers with, or acquisitions of, other savings institutions. The Connecticut Department of Banking and the FDIC conduct periodic examinations to test New England Bank’s safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the Connecticut Department of Banking, the FDIC, the Federal Reserve Board or the United States Congress, could have a material adverse impact on New England Bancshares, New England Bank and their operations. As further described below under “The Dodd-Frank Act”, the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), is significantly changing the bank regulatory structure and affecting the lending, investing, trading and operating activities of financial institutions and their holding companies.

Certain of the regulatory requirements applicable to New England Bancshares and New England Bank are referred to below. This description of statutory provisions and regulations applicable to savings institutions and their holding companies does not purport to be a complete description of such statutes and regulations and their effect on New England Bancshares and New England Bank.

The Dodd-Frank Act

The Dodd-Frank Act required the Federal Reserve Board to set minimum capital levels for both bank and savings and loan holding companies that are as stringent as those required for the insured depository subsidiaries, and the components of Tier 1 capital for holding companies were restricted to capital instruments that were then currently considered to be Tier 1 capital for insured depository institutions. Proceeds of trust preferred securities are excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by bank or savings and loan holding companies with less than $15 billion of assets. The legislation also established a floor for capital of insured depository institutions that cannot be lower than the standards in effect upon passage, and directed the federal banking regulators to implement new leverage and capital requirements that take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives.

On June 12, 2012, the Federal Reserve Board, the FDIC and other federal bank regulatory agencies issued a proposed rule that would revise the agencies’ current capital rules as required by the Dodd-Frank Act. The proposed rule would revise the agencies’ risk-based and leverage capital requirements consistent with the Basel Committee on Banking Supervision (“Basel III”). Provisions of the proposed rule include implementation of a new common equity tier 1 minimum capital requirement and a higher minimum tier 1 capital requirement. The rule would also apply limits on a banking organization’s capital distributions and certain discretionary bonus payments if the banking organization does not hold a specified “buffer” of common equity tier 1 capital in addition to the minimum risk-based capital requirements. The proposed rule would also revise the agencies’ prompt corrective action framework by incorporating the new regulatory capital minimums and updating the definition of tangible common equity. On June 12, 2012, the bank regulatory agencies also issued a proposed rule that would revise the agencies’ rules for calculating risk-weighted assets to enhance risk sensitivity. These revisions include methods for determining risk-weighted assets for residential mortgages, securitization exposures, and counterparty credit risk.

The Dodd-Frank Act created a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets are still examined for compliance by their applicable bank regulators. The Dodd-Frank Act also gave state attorneys general the ability to enforce applicable federal consumer protection laws.

The Dodd-Frank Act broadened the base for FDIC insurance assessments. Assessments are now based on the average consolidated total assets less tangible equity capital of a financial institution. The legislation also permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2008, and noninterest bearing transaction accounts have unlimited deposit insurance through December 31, 2012.

The Dodd-Frank Act increased stockholder influence over boards of directors by requiring companies to give shareholders a non-binding vote on executive compensation and so-called “golden parachute” payments. The legislation also directs the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded or not.

The Dodd Frank Act also repealed the federal prohibition on the payment of interest on business transaction and other demand accounts, requires that originators of securitized loans retain a percentage of the risk for transferred loans, directs the Federal Reserve Board to regulate pricing of certain debit card interchange fees and contains a number of reforms related to mortgage origination.

Many provisions of the Dodd-Frank Act involve delayed effective dates and/or require implementing regulations. Their impact on operations cannot yet fully be assessed. However, there is a significant possibility that the Dodd-Frank Act will result in an increased regulatory burden and compliance, operating and interest expense for banks and their holding companies.

Federal and State Banking Regulation

Business Activities. The activities of New England Bank, a state commercial bank, are governed by the Connecticut Department of Banking and the FDIC, which regulate, among other things, the scope of the business of a bank, the investments a bank must or may maintain, the nature and amount of collateral for certain loans a bank makes, the establishment of branches and the activities of a bank with respect to mergers and acquisitions.

Loans-to-One-Borrower Limitations. As a Connecticut chartered commercial bank, New England Bank is generally subject to the same limits on loans to one borrower as a national bank. With specified exceptions, New England Bank’s total loans or extensions of credit to a single borrower cannot exceed 15% of its unimpaired capital and surplus. New England Bank may lend additional amounts up to 10% of its unimpaired capital and surplus, if the loans or extensions of credit are fully-secured by readily-marketable collateral. At March 31, 2012, New England Bank’s loans-to-one borrower limitation was $8.9 million and the largest aggregate outstanding balance of loans to one borrower was $7.4 million.

Capital Requirements. The FDIC has issued regulations and adopted a statement of policy regarding the capital adequacy of state-chartered banks, such as New England Bank. Under the regulations, a bank generally is deemed to be (i) “well-capitalized” if it has a Total Risk-Based Capital Ratio of 10.0% or more, a Tier I Risk-Based Capital Ratio of 6.0% or more, a Leverage Ratio of 5.0% or more and is not subject to any written capital order or directive; (ii) “adequately capitalized” if it has a Total Risk-Based Capital Ratio of 8.0% or more, a Tier I Risk-Based Capital Ratio of 4.0% or more, and a Leverage Ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of “well-capitalized;” (iii) “undercapitalized” if it has a Total Risk-Based Capital Ratio that is less than 8.0%, a Tier I Risk-Based Capital Ratio that is less than 4.0% or a Leverage Ratio that is less than 4.0% (3.0% under certain circumstances); (iv) “significantly undercapitalized” if it has a Total Risk-Based Capital Ratio that is less than 6.0%, a Tier I Risk-Based Capital Ratio that is less than 3.0% or a Leverage Ratio that is less than 3.0%; and (v) “critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. If an institution becomes undercapitalized, it would become subject to significant additional oversight and regulation. The current requirements and actual capital levels for New England Bank and New England Bancshares are detailed in Note 15 of “Notes to Consolidated Financial Statements” filed in Part II, Item 8, “Financial Statements and Supplementary Data.”

As noted under “—The Dodd-Frank Act” above, the Federal Reserve Board, the FDIC and other federal bank regulatory agencies have recently issued a proposed rule that would revise the capital requirements applicable to New England Bank and New England Bancshares.

Prompt Corrective Action. Federal law requires each federal banking agency to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. An institution that, based upon its capital levels, is classified as “well capitalized,” “adequately capitalized” or “undercapitalized” may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The federal banking agencies, however, may not treat an institution as “critically undercapitalized” unless its capital ratio actually warrants such treatment.

In addition to restrictions and sanctions imposed under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease and desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.

As noted under “—The Dodd-Frank Act” above, the Federal Reserve Board, the FDIC and other federal bank regulatory agencies have recently issued a proposed rule that would revise the prompt corrective action framework.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe for depository institutions under its jurisdiction standards relating to, among other things: internal controls; information systems and audit systems; loan documentation; credit underwriting; interest rate risk; asset growth; compensation; fees and benefits; and such other operational and managerial standards as the agency deems appropriate. The federal banking agencies have promulgated regulations and Interagency Guidelines Establishing Standards for Safety and Soundness (the “Guidelines”) to implement these safety and soundness standards. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The Guidelines address internal controls and information systems; internal audit system; credit underwriting; loan documentation; interest rate risk exposure; asset quality; earnings and compensation; and fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standards prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard set by the FDIC.

Limitation on Capital Distributions. State and federal statutory and regulatory limitations apply to New England Bank’s payment of dividends to shareholders. The prior approval of the Connecticut Department of Banking is required if the total of all dividends declared by a bank in any calendar year exceeds the bank’s net profits, as defined, for that year combined with its retained net profits for the preceding two calendar years. The payment of dividends by New England Bank may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

As noted under “—The Dodd-Frank Act” above, the Federal Reserve Board, the FDIC and other federal bank regulatory agencies have recently issued a proposed rule that would apply additional limits to the capital distributions that a banking organization may make.

Assessment for Examinations. New England Bank’s operations are subject to examination by the FDIC and the State of Connecticut Department of Banking. The assessments paid by New England Bank for such examinations for the year ended March 31, 2012 totaled $34,000.

Enforcement. New England Bank is subject to the federal regulations promulgated pursuant to the Financial Institutions Supervisory Act to prevent banks from engaging in unsafe and unsound practices, as well as various other federal and state laws and consumer protection laws.

Federal Insurance of Deposit Accounts. The FDIC insures deposits at FDIC insured financial institutions such as New England Bank. Deposit accounts in New England Bank are insured by the FDIC generally up to a maximum of $250,000 per separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts. Pursuant to the Dodd-Frank Act, certain noninterest bearing checking accounts have unlimited coverage through December 31, 2012.

The FDIC imposes an assessment for deposit insurance on all depository institutions. Under the FDIC’s risk-based assessment system, insured institutions are assigned to risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution’s assessment rate depends upon the category to which it is assigned and certain adjustments specified by FDIC regulations, with institutions deemed less risky paying lower rates. Assessment rates (inclusive of possible adjustments) currently range from 2 1/2 to

45 basis points of each institution’s total assets less tangible capital. The FDIC may revise the scale uniformly, except that no adjustment can deviate more than two basis points from the base scale without notice and comment rulemaking. The FDIC’s current system represents a change, required by the Dodd-Frank Act, from its prior practice of basing the assessment on an institution’s volume of deposits.

As part of its plan to restore the Deposit Insurance Fund in the wake of the large number of bank failures following the financial crisis, the FDIC imposed a special assessment of 5 basis points for the second calendar quarter of 2009. In addition, the FDIC required all insured institutions to prepay their quarterly risk-based assessments for the fourth calendar quarter of 2009, and for all of calendar 2010, 2011 and 2012. The prepayment was recorded as a prepaid expense at December 31, 2009 and is being amortized to expense over three years. Any unused prepaid assessments would be returned to the institution in June 2013.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. New England Bank do not know of any practice, condition or violation that might lead to termination of New England Bank’s deposit insurance.

In addition to the FDIC assessments, the Financing Corporation (“FICO”) is authorized to impose and collect, with the approval of the FDIC, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation. The bonds issued by the FICO are due to mature in 2017 through 2019. During the year ended March 31, 2012, New England Bank paid $46,000 in fees related to the FICO.

Transactions with Affiliates. New England Bank’s authority to engage in transactions with its affiliates is governed by the Federal Reserve Act and implementing regulations. The Federal Reserve Act limits the extent to which a bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such bank’s capital stock and retained earnings, and limits all such transactions with all affiliates to an amount equal to 20% of such capital stock and retained earnings. Certain transactions, such as extensions of credit to, or guarantees issued on behalf of, an affiliate, are subject to specific collateralization requirements. The Dodd-Frank Act significantly expands the coverage and scope of the limitations on affiliate transactions within a banking organization. For example, commencing in July 2011, the Dodd-Frank Act required that the 10% of capital limit on these transactions begin to apply to financial subsidiaries as well. Any covered transaction with an affiliate, such as the making of loans, purchase of assets, issuance of guarantees and other similar types of transactions, must be on terms that are substantially the same, or at least as favorable to the bank, as those that would be provided to a non-affiliate.

The Sarbanes-Oxley Act generally prohibits loans by New England Bancshares to its executive officers and directors. However, that act contains a specific exception for loans by New England Bank to its executive officers and directors in compliance with federal banking laws. Under such laws, New England Bank’s authority to extend credit to executive officers, directors and 10% shareholders (“insiders”), as well as entities such persons control, is limited. Among other things, these provisions require that extensions of credit to insiders be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders. There are also certain limitations on the amount of credit extended to insiders, individually and in the aggregate, which limits are based, in part, on the amount of New England Bank’s capital. In addition, extensions of credit in excess of certain limits must be approved by New England Bank’s board of directors.

Community Reinvestment Act. Under the Community Reinvestment Act (“CRA”), as implemented by FDIC regulations, New England Bank has a continuing and affirmative obligation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for New England Bank, nor does it limit their discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC, in connection with their examination of New England Bank to assess New England Bank’s record of meeting the credit needs of its community and to take the record into account in its evaluation of certain applications by New England Bank. The CRA also requires all institutions to make public disclosure of their CRA ratings. New England Bank received a “Satisfactory” CRA rating in its most recent examination.

Federal Home Loan Bank System. New England Bank is a member of the Federal Home Loan Bank of Boston, which is one of the 12 regional Federal Home Loan Banks making up the Federal Home Loan Bank System. Each Federal Home Loan Bank provides a central credit facility primarily for its member institutions. New England Bank is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. As of March 31, 2012, New England Bank was in compliance with this requirement with investments in the capital stock of the Federal Home Loan Bank of Boston of $4.1 million.

The Federal Home Loan Banks have been required to provide funds for the resolution of insolvent thrifts and to contribute funds for affordable housing programs. These requirements could reduce the amount of earnings that the Federal Home Loan Banks can pay as dividends to their members and could also result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, New England Bank’s net interest income would be affected.

Federal Reserve System. Under Federal Reserve Board regulations, New England Bank is required to maintain noninterest-earning reserves against its transaction accounts. New England Bank is in compliance with these requirements.

Holding Company Regulation

New England Bancshares is subject to examination, regulation, and periodic reporting under New England Bank Holding Company Act of 1956, as amended, as administered by the Federal Reserve Board. New England Bancshares is required to obtain the prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior Federal Reserve Board approval would be required for New England Bancshares to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after such acquisition, it would, directly or indirectly, own or control more than 5% of any class of voting shares of the bank or bank holding company. In addition to the approval of the Federal Reserve Board, before any bank acquisition can be completed, prior approval may also be required to be obtained from other agencies having supervisory jurisdiction over the bank to be acquired.

A bank holding company is generally prohibited from engaging in, or acquiring, direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing securities brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings association.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including its depository institution subsidiaries being “well capitalized” and “well managed,” to opt to become a “financial holding company.” A financial holding company may engage in a broader array of financial activities than a typical bank holding company. Such activities can include insurance underwriting and investment banking.

New England Bancshares is subject to the Federal Reserve Board’s capital adequacy guidelines for bank holding companies (on a consolidated basis). The current requirements and actual capital levels for New England Bancshares and New England Bank are detailed in Note 15 of “Notes to Consolidated Financial Statements” filed in Part II, Item 8, “Financial Statements and Supplementary Data.” Traditionally, the capital guidelines for a bank holding company have been structured similarly to the regulatory capital requirements for the subsidiary depository institutions, but were somewhat more lenient. For example, the holding company capital requirements allow inclusion of certain instruments in Tier 1 capital that are not includable at the institution level. As noted under “—The Dodd-Frank Act” above, the Dodd-Frank Act required that holding company capital standards be as stringent as those applicable to the insured institutions themselves. The Federal Reserve Board, the FDIC and other federal bank regulatory agencies have recently issued a proposed rule that would revise the capital requirements applicable to New England Bank and New England Bancshares.

A bank holding company is generally required to give the Federal Reserve Board prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company’s consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. The Federal Reserve Board has adopted an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Board’s policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. The Federal Reserve Board’s policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by using available resources to provide capital funds during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. The Dodd-Frank Act codified the source of strength policy and requires the promulgation of implementing regulations. Under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies can affect the ability of New England Bancshares to pay dividends or otherwise engage in capital distributions.

Under the Federal Deposit Insurance Act, depository institutions are liable to the FDIC for losses suffered or anticipated by the FDIC in connection with the default of a commonly controlled depository institution or any assistance provided by the FDIC to such an institution in danger of default.

The status of New England Bancshares as a registered bank holding company under New England Bank Holding Company Act will not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

Properties

New England Bank currently conducts its business through fifteen full-service banking offices and two administrative offices. The net book value of New England Bank’s properties or leasehold improvements was $5.8 million at March 31, 2012.

Location	Leased or Owned	Original Year Leased or Acquired	Date of Lease Expiration
Executive/Main Office:
855 Enfield Street, Enfield, Connecticut	Leased	2006	2031

Operations Center:
45 North Main Street, Bristol, Connecticut	Leased	2006	2017	(1)

Branch Offices:
4 Riverside Avenue, Bristol, Connecticut	Leased	1999	2020	(2)
888 Farmington Avenue, Bristol, Connecticut	Owned	2004	—
124 Main Street, Broad Brook, Connecticut	Owned	2003	—
286 Maple Avenue, Cheshire, Connecticut	Leased	2001	2021	(3)
1 Shoham Road, East Windsor, Connecticut	Leased	2005	2015	(4)
287 Somers Road, Ellington, Connecticut	Owned	2005	—
268 Hazard Avenue, Enfield, Connecticut	Owned	1962	—
23 Main Street, Manchester, Connecticut	Owned	2002	—
98 Main Street, Southington, Connecticut	Leased	2006	2028	(5)
158 North Main Street, Southington, Connecticut	Owned	2007	—
112 Mountain Road, Suffield, Connecticut	Leased	1988	2013
8 South Main Street, Terryville, Connecticut	Leased	2002	2012	(6)
707 North Colony Road, Wallingford, Connecticut	Leased	2006	2016	(1)
20 Main Street, Windsor Locks, Connecticut	Leased	2002	2017

(1)	We have an option to renew this lease for two additional five-year terms.
(2)	We have an option to renew this lease for two additional five-year terms
(3)	We have an option to renew this lease for one additional ten-year term.
(4)	We have an option to renew this lease for two additional seven-year terms.
(5)	We have an option to terminate this lease in 2018.
(6)	We have an option to renew this lease for one additional ten-year term.

Legal Proceedings

Periodically, there have been various claims and lawsuits involving New England Bancshares and New England Bank, such as claims to enforce liens, condemnation proceedings on properties in which New England Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to New England Bank’s business. In the opinion of management, after consultation with New England Bancshares’ legal counsel, no such pending claims or lawsuits are expected to have a material adverse effect on the financial condition or operations of New England Bancshares, taken as a whole. New England Bancshares is not a party to any material pending legal proceedings.

CORPORATE GOVERNANCE

General

New England Bancshares periodically reviews its corporate governance policies and procedures to ensure that New England Bancshares meets the highest standards of ethical conduct, reports results with accuracy and transparency and maintains full compliance with the laws, rules and regulations that govern New England Bancshares’ operations. As part of this periodic corporate governance review, the Board of Directors reviews and adopts what it believes to be best corporate governance policies and practices for New England Bancshares.

Director Independence

Each of the directors of New England Bancshares is considered independent under the rules of The Nasdaq Stock Market, Inc., except for Mr. O’Connor, who is an employee of New England Bancshares and New England Bank. In determining the independence of New England Bancshares’ directors, the Board considered transactions, relationships or arrangements between directors and New England Bancshares and/or New England Bank that are not required to be disclosed in this proxy statement/prospectus under the heading “—Transactions with Related Persons,” including legal services provided by director David Preleski’s law firm and loans that some of New England Bancshares directors have from New England Bank.

Code of Ethics and Business Conduct

New England Bancshares has adopted a Code of Ethics and Business Conduct that is designed to promote the highest standards of ethical conduct by New England Bancshares’ directors, executive officers and employees. The Code of Ethics and Business Conduct requires that New England Bancshares’ directors, executive officers and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in New England Bancshares’ best interest. Under the terms of the Code of Ethics and Business Conduct, directors, executive officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Ethics and Business Conduct.

As a mechanism to encourage compliance with the Code of Ethics and Business Conduct, New England Bancshares has established procedures to receive, retain and treat complaints regarding accounting, internal accounting controls and auditing matters. These procedures ensure that individuals may submit concerns regarding questionable accounting or auditing matters in a confidential and anonymous manner. The Code of Ethics and Business Conduct also prohibits New England Bancshares from retaliating against any director, executive officer or employee who reports actual or apparent violations of the Code of Ethics and Business Conduct.

Meetings of the Board of Directors

New England Bancshares conducts business through meetings of its Board of Directors and through activities of its committees. The Board of Directors generally meets quarterly and may have additional meetings as needed. During fiscal 2012, the Board of Directors held seven meetings. All of the current directors attended at least 75% of the total meetings of the Board of Directors and the committees on which such directors served during fiscal 2012.

Board Leadership Structure

At New England Bancshares, Inc. the positions of Chairman of the Board and President and Chief Executive Officer are held by different individuals. The Chairman of the Board provides guidance to the President and Chief Executive Officer, is active in setting the agenda for Board meetings and presides over meetings of the

Board. The President and Chief Executive Officer is responsible for setting the strategic direction for New England Bancshares and the day to day leadership and performance of New England Bancshares. Pursuant to stock exchange rules, the Audit, Nominating and Compensation Committees are solely comprised of and chaired by independent directors.

Board’s Role in Risk Oversight

The Board’s role in New England Bancshares’ risk oversight process includes receiving regular reports from members of senior management on areas of material risk to New England Bancshares, including operational, financial, legal and regulatory, strategic and reputational risks. The full Board (or the appropriate committee in the case of risks that are reviewed and discussed at committee meetings) receives these reports from the appropriate “risk owner” within the organization to enable the Board or appropriate committee to understand our risk identification, risk management and risk mitigation strategies. When a committee receives the report, the Chairman of the relevant committee reports on the discussion to the full Board at the next Board meeting. This enables the Board and its committees to coordinate the Board’s risk oversight role, particularly with respect to risk interrelationships.

Committees of the Board of Directors

The following table identifies our standing committees and their members. All members of each committee are independent in accordance with the rules of The Nasdaq Stock Market, Inc. Each committee operates under a written charter that is available in the Shareholder Information section of New England Bancshares’ website (www.nebankct.com).

Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Lucien P. Bolduc	X		X
Peter T. Dow		X*
William C. Leary		X
David J. Preleski			X
Richard K. Stevens	X	X	X
Richard M. Tatoian	X*	X	X*
Number of Meetings in Fiscal 2012	5	2	2

*	Denotes Chairperson

Audit Committee. The Audit Committee assists the Board of Directors in its oversight of the integrity of New England Bancshares’ processes and systems of internal controls concerning accounting and financial reporting and in its review of compliance with applicable laws and regulations. The committee is also responsible for engaging New England Bancshares’ independent auditor and its internal auditor and monitoring their conduct and independence. The Board of Directors has designated Lucien P. Bolduc as an audit committee financial expert under the rules of the Securities and Exchange Commission. The report of the Audit Committee required by the rules of the Securities and Exchange Commission is included in this proxy statement under the heading “Audit Committee Report.”

Compensation Committee. The Compensation Committee is responsible for making recommendations to the full Board of Directors on all matters regarding compensation and benefit programs. The Compensation Committee reviews all compensation components for New England Bancshares’ Chief Executive Officer and other highly compensated executive officers’ compensation including base salary, annual incentive, long-term incentives/equity, benefits and other perquisites. The Compensation Committee also reviews the recommendations of the President and Chief Executive Officer in determining the compensation of other executive officers. In prior years, the Compensation Committee has made use of independent outside consultants with specific banking industry expertise to assist the Compensation Committee in evaluating New England Bancshares’ executive total compensation elements as well as to develop a bank peer group for comparison to assist the Compensation Committee in establishing compensation levels. Decisions by the Compensation Committee with respect to the compensation of executive officers are approved by the full Board of Directors.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee assists the Board of Directors in identifying qualified individuals to serve as Board members, in determining the composition of the Board of Directors and its committees and in monitoring a process to assess Board effectiveness. The Nominating and Corporate Governance Committee also considers and recommends the nominees for director to stand for election at New England Bancshares’ annual meeting of shareholders. The procedures of the Nominating and Corporate Governance Committee required to be disclosed by the rules of the Securities and Exchange Commission are included in this proxy statement under the heading “Nominating and Corporate Governance Committee Procedures.”

Attendance at the Annual Meeting. The Board of Directors encourages each director to attend annual meetings of shareholders. New England Bancshares’ Annual Meeting of Shareholders in 2011 was attended by eleven directors then serving.

Directors’ Compensation

The following table sets forth the compensation received by non-employee directors for their service on New England Bancshares’ Boards of Directors during fiscal 2012. No stock awards or option awards were granted to New England Bancshares’ directors in fiscal 2012.

Director	Fees Earned or Paid in Cash	All Other Compensation (1)	Total
Thomas O. Barnes	$11,500	$—	$11,500
Lucien P. Bolduc	18,300	—	18,300
Edmund D. Donovan (2)	4,000	—	4,000
Peter T. Dow	18,150	2,049	20,199
William C. Leary	13,140	—	13,140
Myron J. Marek	14,500	1,295	15,795
Dorothy K. McCarty	13,200	1,295	14,495
Thomas P. O’Brien (3)	12,050	—	12,050
David J. Preleski	8,800	—	8,800
Kathryn C. Reinhard	4,000	—	4,000
Richard K. Stevens	14,600	3,291	17,891
Richard M. Tatoian	15,950	3,291	19,241

(1)	For Ms. McCarty and Messrs. Dow, Marek, Stevens and Tatoian, includes $1,295, $2,049, $1,295, $3,291, and $3,291, respectively, accrued in connection with New England Bank’s Director Fee Continuation Plan. See “—Directors’ Retirement Plan.” Also includes dividends paid on unvested stock awards.
(2)	Director Donovan retired from the Board of Directors on March 30, 2011.
(3)	Director O’Brien was appointed to the Board of Directors on April 12, 2011.

Cash Retainer and Meeting Fees for Non-Employee Directors. The following table sets forth the applicable retainers and fees that will be paid to New England Bancshares’ non-employee directors for their service on the Boards of Directors of New England Bancshares and New England Bank during fiscal 2011.

Annual Retainer for New England Bancshares, Inc. Board Service	$4,000
Annual Retainer for New England Bank Board Service	$4,000
Fee for Attendance at New England Bank Board Meetings	$700 ($800 for Chairman of the Board)
Fee for Attendance at New England Bank Board Committee Meetings (except Executive Credit Committee)	$400 ($450 for Committee Chairman)
Fee for Attendance at New England Bank Executive Credit Committee Meeting	$250 ($300 for Committee Chairman)

Directors’ Retirement Plan. New England Bank established a Director Fee Continuation Plan to provide the directors serving on the Board as of the date of the plan’s implementation with a retirement income supplement. The plan has five participants. Under the plan, participants are entitled to an annual benefit, as of their retirement date, of $1,000 for each full year of service as a director from June 1, 1995, plus $250 for each full year of service as a director before June 1, 1995. The maximum benefit under the plan is $6,000 per year, payable in ten annual installments. For purposes of the plan, “retirement date” is defined as the June 1st following a director’s 70th birthday. Upon an eligible retired director’s death, but before the ten payments have been made, New England Bank will pay the director’s beneficiary, a discounted lump sum payment equal to the remaining installment payments. If an active eligible non-employee director dies before his or her retirement date, New England Bank will pay the director’s designated beneficiary a benefit equal to the discounted value of the ten annual installments the director would have been entitled to had he or she lived to his or her retirement date. The benefit is payable in a lump sum. New England Bank has acquired life insurance policies for each of the eligible non-employee directors as an informal source of funding for its obligations under the plan.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE PROCEDURES

General

It is the policy of the Nominating and Corporate Governance Committee of the Board of Directors of New England Bancshares to consider director candidates recommended by shareholders who appear to be qualified to serve on New England Bancshares’ Board of Directors. The Nominating and Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating and Corporate Governance Committee does not perceive a need to increase the size of the Board of Directors. To avoid the unnecessary use of the Nominating and Corporate Governance Committee’s resources, the Nominating and Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Shareholders

To submit a recommendation of a director candidate to the Nominating Committee, a stockholder should submit the following information in writing, addressed to the Chairman of the Nominating Committee, care of the Corporate Secretary, at the main office of New England Bancshares:

1.	The name of the person recommended as a director candidate;

2.	All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;

3.	The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4.	As to the stockholder making the recommendation, the name and address of such stockholder as they appear on New England Bancshares’ books; provided, however, that if the stockholder is not a registered holder of New England Bancshares’ common stock, the stockholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of New England Bancshares’ common stock; and

5.	A statement disclosing whether such stockholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at New England Bancshares’ annual meeting of shareholders, the recommendation must be received by the Nominating and Corporate Governance Committee at least 120 calendar days before the anniversary of the date New England Bancshares’ proxy statement was released to shareholders in connection with the previous year’s annual meeting, advanced by one year.

Process for Identifying and Evaluating Nominees

The process that the Nominating and Corporate Governance Committee follows to identify and evaluate individuals to be nominated for election to the Board of Directors is as follows:

Identification. For purposes of identifying nominees for the Board of Directors, the Nominating and Corporate Governance Committee relies on personal contacts of the committee members and other members of the Board of Directors, as well as its knowledge of members of the communities served by New England Bank. The Nominating and Corporate Governance Committee will also consider director candidates recommended by shareholders in accordance with the policy and procedures set forth above. The Nominating and Corporate Governance Committee has not previously used an independent search firm to identify nominees.

Evaluation. In evaluating potential nominees, the Nominating and Corporate Governance Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under certain criteria, which are described below. If such individual fulfills these criteria, the Nominating and Corporate Governance Committee will conduct a check of the individual’s background and interview the candidate to further assess the qualities of the prospective nominee and the contributions he or she would make to the Board.

Qualifications. The Nominating and Corporate Governance Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors. A candidate must meet the eligibility requirements set forth in New England Bancshares’ Bylaws, which include an age limitation requirement and a requirement that the candidate not have been subject to certain criminal and regulatory actions. A candidate also must meet any qualification requirements set forth in any Board or committee governing documents.

If the candidate is deemed eligible for election to the Board of Directors, the Nominating and Corporate Governance Committee will then evaluate the prospective nominee to determine if he or she possesses the following qualifications, qualities or skills:

•	contributes to the range of talent, skill and expertise appropriate for the Board;

•

financial, regulatory and business experience, knowledge of the banking and financial service industries, familiarity with the operations of public companies and ability to understand financial statements;

•	familiarity with New England Bancshares’ market area and participation and ties to local businesses and local civic, charitable and religious organizations;

•	personal and professional integrity, honesty and reputation;

•	the ability to represent the best interests of the shareholders of New England Bancshares and the best interests of the institution;

•	the ability to devote sufficient time and energy to the performance of his or her duties; and

•	independence under applicable Securities and Exchange Commission and listing definitions.

The Committee will also consider any other factors the Nominating and Corporate Governance Committee deems relevant, including age, diversity, size of the Board of Directors and regulatory disclosure obligations. We do not maintain a specific diversity policy, but diversity is considered in our review of candidates. Diversity includes not only gender and ethnicity, but the various perspectives that come from having differing viewpoints, geographic and cultural backgrounds, and life experiences.

With respect to nominating an existing director for re-election to the Board of Directors, the Nominating and Corporate Governance Committee will consider and review an existing director’s Board and committee attendance and performance; length of Board service; experience, skills and contributions that the existing director brings to the Board; and independence.

TRANSACTIONS WITH RELATED PERSONS

The Sarbanes-Oxley Act of 2002 generally prohibits loans by New England Bancshares to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by New England Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. New England Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit New England Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee, although New England Bank does not currently have such a program in place. The outstanding loans made to New England Bancshares’ directors and executive officers, and members of their immediate families, were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to New England Bank, and did not involve more than the normal risk of collectibility or present other unfavorable features.

The Nominating and Corporate Governance Committee of the Board of Directors periodically reviews New England Bancshares’ transactions with directors, executive officers and other persons related to New England Bancshares in accordance with New England Bancshares’ Policy and Procedures for Approval of Transactions with Related Persons.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires New England Bancshares’ executive officers and directors, and persons who own more than 10% of any registered class of New England Bancshares’ equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. These individuals are required by regulation to furnish New England Bancshares with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of the reports it has received and written representations provided to New England Bancshares from the individuals required to file the reports, New England Bancshares believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in Company common stock during the fiscal year ended March 31, 2012, except for one late Form 3 filed by Kathryn C. Reinhard, and one late Form 3 and one late Form 4 reporting two option grants filed by Peter W. McClintock.

STOCKHOLDER COMMUNICATIONS

New England Bancshares encourages stockholder communications to the Board of Directors and/or individual directors. All communications from shareholders should be addressed to New England Bancshares, Inc., 855 Enfield Street, Enfield, Connecticut 06082, Attention: Board of Directors. Depending on the subject matter, the Corporate Secretary will forward the communication to the director or directors to whom it is addressed, attempt to handle the inquiry directly, or not forward the communication if it is primarily commercial in nature, relates to an improper or irrelevant topic, or is unduly hostile, threatening, illegal or otherwise inappropriate. At each meeting of the Board of Directors, the Corporate Secretary shall present a summary of all communications received since the last meeting that were not forwarded and make those communications available to the directors upon request.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following information is furnished for all individuals serving as the principal executive officer of New England Bancshares, as well as the two other most highly compensated executive officers of New England Bancshares who received total compensation of $100,000 or more during the fiscal year ended March 31, 2012, referred to herein as the “named executive officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
David J. O’Connor	2012	350,000	127,500	—	60,972	538,472
President and Chief Executive Officer	2011	335,000	65,000	—	57,266	457,266

John F. Parda	2012	177,000	15,900	20,832	40,964	254,696
Executive Vice President and Chief Loan Officer	2011	170,000	17,000	8,480	38,237	233,717

Anthony M. Mattioli	2012	160,500	38,500	19,344	38,661	257,005
Market President	2011	154,500	17,000	8,480	35,785	215,765

(1)	Reflects the aggregate grant date fair value of 2,000 stock options granted to each of Mr. Parda and Mr. Mattioli on April 12, 2010, with a grant date fair value of $4.24 per stock option and stock options granted to each of Mr. Parda and Mr. Mattioli on April 11, 2011, with a grant date fair value of $3.72 per stock option. These options vest ratably over a five-year period beginning April 12, 2011 and April 9, 2012, respectively. The assumptions used in the valuation of these awards are included in Note 13 to New England Bancshares’ audited financial statements included in this Registration Statement on Form S-4 for the year ended March 31, 2012.
(2)	Details of the amounts reported in the “All Other Compensation” column for the year ended March 31, 2012 are provided in the table that follows:

Item: 2012 All Other Compensation	Mr. O’Connor	Mr. Parda	Mr. Mattioli
Employer contribution to 401(k) plan	$7,454	$5,307	$4,774
Market value of allocations under the employee stock ownership plan	17,249	11,993	10,758
Value of insurance premiums under split-dollar life insurance arrangement	9,188	824	382
Value of life insurance policy	649	740	674
Dividends paid on stock awards	2,146	547	—
Perquisites (a)	24,286	21,553	22,073

Total	$60,972	$40,964	$38,661

(a)	Perquisites include insurance premiums, club dues and personal use of company car for Mr. O’Connor; insurance premiums and car allowance for Mr. Parda; and insurance premiums, car allowance and club dues for Mr. Mattioli.

Employment Agreements. New England Bancshares and New England Bank each maintain an employment agreement with Mr. O’Connor. The employment agreements are intended to ensure that New England Bancshares and New England Bank will be able to retain Mr. O’Connor’s services. The continued success of New England Bancshares and New England Bank depends to a significant degree on the skills and competence of Mr. O’Connor.

The employment agreements each provide for a three-year term. New England Bank employment agreement is renewable on an annual basis following a review of Mr. O’Connor’s performance by the Board of Directors. The New England Bancshares employment agreement renews daily. The employment agreements provide that Mr. O’Connor’s base salary will be reviewed at least annually. Mr. O’Connor’s current base salary is $364,000.

In addition to the base salary, Mr. O’Connor’s employment agreements provide for, among other things, participation in stock benefit plans and other fringe benefits applicable to executive personnel. Under the terms of both of the employment agreements, Mr. O’Connor will be entitled to receive a severance benefit if he is terminated by New England Bancshares or New England Bank without cause or if he voluntarily terminates for reasons constituting “good reason” under the agreements. The severance benefit he would be entitled to is a single cash lump payment equal to the base salary payments due to him for the remaining term of the employment agreements and the contributions that would have been made on his behalf to any employee benefit plans of New England Bancshares and New England Bank during the remaining term of the employment agreements. In addition, New England Bancshares or New England Bank would be required to continue to provide Mr. O’Connor with continued life insurance and non-taxable medical and dental coverage for the remaining term of the employment agreements, provided, however if Mr. O’Connor is no longer eligible to receive such coverage, New England Bancshares or New England Bank will pay Mr. O’Connor the cash equivalent of such coverage within 10 days following his termination.

The employment agreements also provide for a severance benefit if Mr. O’Connor’s employment is voluntarily terminated for “good reason” or involuntarily terminated without cause within two years following a change in control of New England Bancshares or New England Bank. The severance payment would be a lump sum payment equal to three times the average of Mr. O’Connor’s five preceding taxable years’ annual compensation. In addition, Mr. O’Connor would be entitled to receive a lump sum payment equal to the contributions that would have been made on his behalf to any employee benefit plans of New England Bancshares and New England Bank for a 36-month period following his date of termination. Finally, New England Bancshares or New England Bank would be required to continue to provide Mr. O’Connor with continued life insurance and non-taxable medical and dental coverage for a 36-month period following his date of termination, provided, however if Mr. O’Connor is no longer eligible to receive such coverage, New England Bancshares or New England Bank will pay Mr. O’Connor the value of such coverage within 10 days following his termination.

Mr. O’Connor would also be entitled to receive an additional tax indemnification payment under the New England Bancshares employment agreement if payments under the agreements or any other payments triggered liability under the Internal Revenue Code as an excise tax constituting “excess parachute payments.” Under applicable law, the excise tax is triggered by change in control-related payments that equal or exceed three times the executive’s average annual compensation over the five years preceding the change in control. The excise tax equals 20% of the amount of the payment in excess of one times the executive’s average compensation over the preceding five-year period.

Payments to Mr. O’Connor under the New England Bank employment agreement are guaranteed by New England Bancshares if payments or benefits are not paid by New England Bank. Payment under the New England Bancshares employment agreement will be made by New England Bancshares. Even though both New England Bank and the New England Bancshares employment agreements provide for a severance payment, Mr. O’Connor would only be entitled to receive a severance payment under one agreement. The employment agreements also provide that New England Bank and New England Bancshares will indemnify Mr. O’Connor to the fullest extent legally allowable. The employment agreements restrict Mr. O’Connor from competing against New England Bancshares or New England Bank for a period of one year from the date of termination of the agreement if Mr. O’Connor is terminated without cause, except if such termination occurs after a change in control.

Change in Control Agreements. New England Bank currently maintains a two-year change in control agreement with each of Messrs. Parda and Mattioli. Each year, the Board of Directors may extend the term of Mr. Parda’s agreement for an additional one-year period and the term of Mr. Mattioli’s agreement extends for one day each day so that there is a constant twenty-four (24) month term. Each agreement provides that if the executive’s employment is involuntarily terminated without cause or voluntarily terminated for “good reason” within two years following a change in control of the New England Bancshares or New England Bank, the executive would be entitled to receive a lump sum severance payment equal to 2.99 times his “base amount,” as defined under the Internal Revenue Code, which will be paid within 10 days (5 days for Mr. Mattioli) following the executive’s date of termination. In addition, New England Bank would be required to continue to provide the executive with continued life insurance and non-taxable medical and dental coverage for a 24-month period (up to 12 months for Mr. Mattioli) following his date of termination, provided, however if the executive is no longer eligible to receive such coverage, New England Bank will pay the executive the value of such coverage within 10 days following his date of termination.

Payments to the executive under each agreement will be paid by New England Bancshares if payments (or other benefits) are not paid by New England Bank. In the event payments made to the executive include an “excess parachute payment” as defined in Section 280G of the Internal Revenue Code, such payments will be cutback by the minimum dollar amount necessary to avoid this result.

Supplemental Executive Retirement Plans. New England Bank maintains the Executive Supplemental Retirement Plan, as amended and restated, to provide Mr. O’Connor with, upon his attainment of age 65, an annual retirement benefit of $172,796 payable in equal monthly installments over a period equal to the later of: (1) 20 years following Mr. O’Connor’s retirement or termination of employment for reason other than cause; or (2) Mr. O’Connor’s lifetime (the “SERP Benefit”). If Mr. O’Connor voluntarily terminates his employment with New England Bank, Mr. O’Connor will be entitled to receive the balance of his accrued SERP Benefit as of the date of his termination, which will commence upon his attainment of age 65 and will be payable in equal monthly installments over a period equal to the later of: (1) 20 years; or (2) Mr. O’Connor’s lifetime. If Mr. O’Connor is discharged from New England Bank for reasons other than cause, he will be entitled to the full SERP Benefit. If Mr. O’Connor dies before the completion of benefit payments under the plan, his beneficiary will receive the remaining installments due from the plan. If a change in control occurs (as defined in the plan), followed by Mr. O’Connor’s voluntary or involuntary termination of employment with New England Bank, Mr. O’Connor will receive a lump sum payment equal to the actuarial equivalent of the full SERP Benefit. The lump sum payment will be made within 30 days following Mr. O’Connor’s termination of employment in connection with a change in control.

New England Bank has established a rabbi trust to hold the insurance policies purchased to satisfy the obligations of New England Bank with respect to the Executive Supplemental Retirement Plan. Until the plan benefits are paid to Mr. O’Connor, creditors may make claims against the trust’s assets if New England Bank becomes insolvent. As of March 31, 2012, New England Bank had accrued $2.0 million for its liabilities under this plan.

In addition to the Executive Supplemental Retirement Plan, New England Bank maintains a Supplemental Executive Retirement Plan. This plan provides restorative payments to designated executives who are prevented from receiving the full benefits under the ESOP or the full matching contribution under the 401(k) Plan due to the legal limitations imposed on tax-qualified plans. The Board of Directors of New England Bank has designated Mr. O’Connor to participate in the plan. In addition to providing for benefits lost under the ESOP and the 401(k) Plan, the supplemental executive retirement plan also provides supplemental benefits to participants upon a change in control (as defined in the plan) before the complete scheduled repayment of the ESOP loan. Generally, upon such an event, the supplemental executive retirement plan will provide the participant with a benefit equal to what the participant would have received under the ESOP had he or she remained employed throughout the term of the ESOP loan, less the benefits actually provided. The participant’s benefit under the plan will commence within 90 days following the first to occur: (i) the participant’s termination of employment; (ii) the participant’s disability; (iii) the participant’s death; or (iv) a change in control of New England Bank or New England Bancshares.

Split-Dollar Life Insurance. New England Bank maintains a split-dollar life insurance arrangement to provide Mr. O’Connor with a death benefit. Under the terms of the arrangement, title and ownership of the life insurance policy resides with New England Bank, and New England Bank pays all of the insurance premiums. Upon Mr. O’Connor’s death, his beneficiaries will be entitled to 25% of the total proceeds, less the cash value of the policy. New England Bank will be entitled to the remaining life insurance proceeds. New England Bank will be entitled at all times to the cash surrender value of the life insurance policy.

New England Bank has also purchased and is the owner of single premium life insurance policies on the lives of Messrs. O’Connor, Parda and Mattioli. New England Bank has entered into Split Dollar Endorsement Agreements with each of Messrs. O’Connor, Parda and Mattioli in accordance with which a portion of the death benefit payable at the executive’s death is endorsed and payable to the executive’s beneficiary, if the executive dies while employed. Under the Split Dollar Endorsement Agreements, upon an executive’s death while he is an executive of New England Bank, the executive’s beneficiary will be paid a death benefit equal to a percentage of his annualized rate of 2008 base salary as of January 1, 2008. For these purposes, base salary is determined before reduction for contributions to a cafeteria plan or 401(k) Plan. In the case of Messrs. Parda and Mattioli, the applicable percentage is 200% of such executive’s annualized rate of 2008 base salary, which totals $226,000 in the case of Mr. Parda and $249,000 in the case of Mr. Mattioli, and in the case of Mr. O’Connor, is 100% of his annualized rate of 2008 base salary, which totals $250,000. In the event an executive dies after he terminated employment for any reason, including retirement, his beneficiary will not be entitled to any benefits under the executive’s Split Dollar Endorsement Agreement. The Split Dollar Endorsement Agreement may be terminated at any time by New England Bank or the executive, by written notice to the other or upon New England Bank’s cancellation of the life insurance policies. Upon termination, the executive forfeits any right in the death benefit and New England Bank may retain or terminate the insurance policy in its sole discretion.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning unexercised options and stock awards that have not vested as of March 31, 2012 for each named executive officer.

Name	Number of Securities Underlying Unexercised Options (#) Unexercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Exercise Date
David J. O’Connor	49,085	(1)	—		$12.84	9/11/16
	84,581	(2)	—		6.40	2/11/13
John F. Parda	1,120	(6)	4,480	(6)	9.70	4/12/21
	800	(3)	1,200	(3)	7.90	4/12/20
	4,000	(4)	1,000	(4)	13.29	4/9/17
	4,000	(1)	—		12.84	9/11/16
	4,737	(5)	—		8.17	5/10/14
	9,473	(3)	—		6.40	2/11/13
Anthony M. Mattioli	1,200	(7)	800	(7)	8.25	12/15/18
	800	(3)	1,200	(3)	7.90	4/12/20
	1,040	(6)	4,160	(6)	9.70	4/11/21

(1)	Granted pursuant to the New England Bancshares, Inc. 2006 Equity Incentive Plan and vest in five equal annual installments commencing on September 11, 2007.
(2)	Granted pursuant to the New England Bancshares, Inc. 2003 Stock-Based Incentive Plan and vest in five equal annual installments commencing on February 11, 2004.
(3)	Granted pursuant to the New England Bancshares, Inc. 2006 Equity Incentive Plan and vest in five equal installments commencing on April 12, 2011.
(4)	Granted pursuant to the New England Bancshares, Inc. 2006 Equity Incentive Plan and vest in five equal annual installments commencing on April 9, 2008.
(5)	Granted pursuant to the New England Bancshares, Inc. 2003 Stock-Based Incentive Plan and vest in five equal annual installments commencing on May 10, 2005.
(6)	Granted pursuant to New England Bancshares, Inc. 2003 Stock-Based Incentive Plan and vest in five equal annual installments commencing on April 11, 2012.
(7)	Granted pursuant to New England Bancshares, Inc. 2003 Stock-Based Incentive Plan and vest in five equal annual installments commencing on December 15, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

References in this section to “New England Bancshares” are deemed to be references to New England Bank and its separate banking operations, as the context dictates.

Income. New England Bancshares’ primary source of pre-tax income is net interest and dividend income. Net interest and dividend income is the difference between interest and dividend income, which is the income that New England Bancshares earns on its loans and investments, and interest expense, which is the interest that it pays on its deposits and borrowings. To a much lesser extent, New England Bancshares also recognizes pre-tax income from service charge income—mostly from service charges on deposit accounts, from the increase in cash surrender value of its bank-owned life insurance and from the sale of securities and loans.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. New England Bancshares evaluates the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The expenses New England Bancshares incurs in operating its business consist of salaries and employee benefits expenses, occupancy and equipment expenses, advertising and promotion expenses, professional fees, data processing expense, FDIC insurance assessment, stationery and supplies expense, amortization of identifiable intangible assets and other miscellaneous expenses.

Salaries and employee benefits expenses consist primarily of the salaries and wages paid to its employees, payroll taxes and expenses for health insurance, retirement plans and other employee benefits. It also includes expenses related to its employee stock ownership plan and restricted stock awards granted under its stock-based incentive plan. Expense for the employee stock ownership plan is based on the average market value of the shares committed to be released. An equal number of shares are released each year over terms of the two loans from New England Bancshares that were used to fund the employee stock ownership plan’s purchase of shares in the stock offering in both the mutual holding company reorganization and the second-step conversion. Expense for shares of restricted stock awards is based on the fair market value of the shares on the date of grant. Compensation and related expenses is recognized on a straight-line basis over the vesting period. New England Bank began expensing stock options in fiscal 2007 and these expenses are included in salaries and employee benefits expenses and the consolidated statements of income.

Occupancy and equipment expenses, which are the fixed and variable costs of land, building and equipment, consist primarily of lease payments, real estate taxes, depreciation charges, furniture and equipment expenses, maintenance and costs of utilities. Depreciation of premises and equipment is computed using the straight-line method based on the useful lives of the related assets, which range from ten to 50 years for buildings and premises and three to 20 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the shorter of the useful life of the asset or term of the lease.

Advertising and promotion expenses include expenses for print advertisements, promotions and premium items.

Professional fees primarily include fees paid to New England Bancshares’ independent auditors, its attorneys, its internal auditor and any consultants it employs, such as to review its loan or investment portfolios.

Data processing expenses include fees paid to third-party data processing service and ATM expense.

FDIC insurance assessment consists of deposit insurance premiums paid to the FDIC.

Stationery and supplies expense consists of expenses for office supplies.

Amortization of identifiable intangible assets consists of the amortization, on a straight-line basis over a ten-year period, of the $886,000 core deposit intangible that was incurred in connection with the acquisition of Windsor Locks Community Bank, FSL in December 2003 and the amortization, on a sum-of-years digits basis over a ten-year period, of the $2.5 million core deposit intangible that was incurred in conjunction with the Company’s acquisition of First Valley Bancorp, Inc. in July 2007.

Other expenses include charitable contributions, regulatory assessments, telephone, insurance and other miscellaneous operating expenses.

Critical Accounting Policies

New England Bancshares considers accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or income to be critical accounting policies. New England Bancshares considers accounting policies relating to the allowance for loan losses and goodwill and other intangibles to be critical accounting policies.

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; the value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change.

Management reviews the level of the allowance on a monthly basis and establishes the provision for loan losses based on an evaluation of the portfolio, past loss experience, economic conditions and business conditions affecting New England Bancshares’ primary market area, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, the duration of the current business cycle, bank regulatory examination results and other factors related to the collectability of the loan portfolio. Although New England Bancshares believes that it uses the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary if certain future events occur that cause actual results to differ from the assumptions used in making the evaluation. For example, a downturn in the local economy could cause increases in non-performing loans. Additionally, a decline in real estate values could cause some of its loans to become inadequately collateralized. In either case, this may require New England Bancshares to increase its provisions for loan losses, which would negatively impact earnings. Further, the FDIC and State of Connecticut Department of Banking, as an integral part of their examination processes, review the Bank’s allowance for loan losses. Such agencies may require New England Bancshares to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. An increase to the allowance required to be made by an agency would negatively impact New England Bancshares’ earnings. Additionally, a large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings.

Goodwill and Other Intangibles. New England Bancshares records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value as required by ASU 2010-28. Goodwill is subject, at a minimum, to annual tests for impairment. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and other intangibles recorded, and subsequent impairment analysis, requires New England Bancshares to make subjective judgments concerning estimates of how the acquired assets will perform in the future. Events and factors that may significantly affect the estimates include, among others, customer attrition, changes in revenue grown trends, specific industry conditions and changes in competition.

Comparison of Financial Condition at June 30, 2012 and March 31, 2012

Total assets were $733.0 million at June 30, 2012, an increase of $6.5 million compared to $726.5 million at March 31, 2012. The increase in total assets was primarily due to a $4.9 million increase in cash and cash equivalents and a $7.3 million increase in net loans, partially offset by a $3.8 million decrease in investment securities.

Total liabilities were $660.3 million at June 30, 2012, an increase of $7.2 million compared to $653.1 million at March 31, 2012. The increase in total liabilities was caused primarily by a $6.2 million increase in total deposits and a $1.3 million increase in advance payments by borrowers for taxes and insurance, partially offset by the $536,000 decrease in Federal Home Loan Bank advances. At June 30, 2012, deposits are comprised of savings accounts totaling $84.4 million, money market deposit accounts totaling $123.7 million, demand and NOW accounts totaling $93.2 million, and certificates of deposits totaling $286.3 million. New England Bancshares’ core deposits, which New England Bancshares considers to be all deposits except for certificates of deposits, increased to 51.3% of total deposits at June 30, 2012 from 50.4% at March 31, 2012.

Total stockholders’ equity decreased $700,000 to $72.7 million at June 30, 2012 from $73.4 million at March 31, 2012. The decrease was primarily caused by share repurchases of $1.5 million and dividends paid of $170,000 partially offset by net income of $801,000 and an increase in other comprehensive income of $160,000.

Comparison of Financial Condition at March 31, 2012 and 2011

Loans. New England Bancshares originates real estate loans secured by commercial real estate, residential real estate and construction loans, which are secured by residential and commercial real estate. At March 31, 2012, real estate loans totaled $452.4 million, or 81.2% of total loans, compared to $441.8 million, or 83.2%, of total loans at March 31, 2011.

Commercial real estate loans totaled $289.1 million at March 31, 2012, which represented 63.9% of real estate loans and 51.9% of total loans, compared to $251.7 million at March 31, 2011, which represented 57.0% of real estate loans and 47.4% of total loans. Commercial real estate loans increased $37.3 million, or 14.8%, for the year ended March 31, 2012 primarily due to New England Bancshares focusing on this type of lending.

One-to-four family residential real estate loans totaled $125.6 million at March 31, 2012, which represented 27.8% of real estate loans and 22.6% of total loans compared to $149.7 million at March 31, 2011, which represented 33.9% of real estate loans and 28.2% of total loans. Residential real estate loans decreased $24.1 million for the year ended March 31, 2012, primarily due to New England Bancshares selling originated loans in the secondary market and loan payoffs.

New England Bancshares originates home equity loans and lines of credit secured by residential real estate. This portfolio totaled $37.7 million at March 31, 2012, which represented 6.8% of total loans, compared to $40.4 million at March 31, 2011, which represented 7.6% of total loans.

New England Bancshares also originates commercial business loans secured by business assets other than real estate, such as business equipment, inventory and accounts receivable, in addition to issuing letters of credit. Commercial business loans totaled $94.7 million at March 31, 2012, which represented 17.0% of total loans, compared to $81.0 million at March 31, 2011, which represented 15.2% of total loans. Commercial business loans increased $13.7 million, or 16.9% for the year ended March 31, 2012 primarily due to New England Bancshares focusing on these types of loans.

New England Bancshares originates a variety of consumer loans, including loans secured by mobile homes, automobiles and passbook or certificate accounts. Consumer loans totaled $9.8 million and represented 1.8% of total loans at March 31, 2012, and $8.6 million at March 31, 2011 which represented 1.6% of total loans.

The following table sets forth the composition of New England Bancshares’ loan portfolio at the dates indicated.

	At March 31,
	2012		2011		2010		2009		2008
	Amount	Percent Of Total	Amount	Percent Of Total	Amount	Percent Of Total	Amount	Percent Of Total	Amount	Percent Of Total
	(Dollars in thousands)
Mortgage loans:
1-to-4 family residential	$125,636	22.56%	$149,740	28.18%	$174,004	33.47%	$125,613	29.90%	$130,297	34.65%
Commercial real estate	289,057	51.91	251,743	47.37	223,567	43.00	177,498	42.26	155,152	41.26
Home equity loans and lines	37,724	6.77	40,364	7.60	40,157	7.72	33,515	7.98	32,239	8.57

Total mortgage loans	452,417	81.24	441,847	83.15	437,728	84.19	336,626	80.14	317,688	84.48
Consumer loans	9,772	1.76	8,581	1.61	7,293	1.40	6,491	1.55	6,292	1.67
Commercial loans	94,668	17.00	80,967	15.24	74,918	14.41	76,935	18.31	52,058	13.85

Total loans	556,857	100.00%	531,395	100.00%	519,939	100.00%	420,052	100.00%	376,038	100.00%

Deferred loan origination fees, net	1,086		886		190		(28)		(223)
Allowance for loan losses	(5,697)		(5,686)		(4,625)		(6,458)		(4,046)

Total loans, net	$552,246		$526,595		$515,504		$413,566		$371,769

During the periods indicated. The table does not include any estimate of prepayments that significantly shorten the average life of New England Bancshares’ loans and may cause its actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	1-to-4 Family Resi- dential	Commercial Real Estate	Home Equity Loans and Lines of Credit	Consumer	Commercial	Total Loans
	(In thousands)
Amounts due in:
One year or less	$1,582	$10,949	$510	$655	$26,707	$40,403
More than one year to three years	375	16,703	3,142	570	16,267	37,057
More than three years to five years	1,330	17,601	6,931	807	18,556	45,225
More than five years to ten years	5,700	42,401	13,986	441	27,261	89,789
More than ten years to fifteen years	10,821	55,514	7,405	3,455	2,579	79,774
More than fifteen years	105,828	145,889	5,750	3,844	3,298	264,609

Total amount due	$125,636	$289,057	$37,724	$9,772	$94,668	$556,857

The following table sets forth the dollar amount of all loans at March 31, 2012 that are due after March 31, 2013 and have either fixed interest rates or floating or adjustable interest rates. The amounts shown below exclude applicable loans in process, unearned interest on consumer loans and deferred loan fees.

	Due After March 31, 2013
	Fixed Rates	Floating or Adjustable Rates	Total
	(In thousands)
Mortgage loans:
1-to-4 family residential loans	$99,114	$24,940	$124,054
Commercial real estate	55,040	223,068	278,108
Home equity loans and lines of credit	15,332	21,882	37,214

Total mortgage loans	169,486	269,890	439,376
Consumer loans	8,693	424	9,117
Commercial loans	37,270	30,691	67,961

Total loans	$215,449	$301,005	$516,454

The following table shows loan activity during the periods indicated.

	For the Fiscal Year Ended March 31,
	2012	2011	2010
	(In thousands)
Beginning balance, loans, net	$526,595	$515,504	$413,566

Originations:
Mortgage loans:
1-to-4 family residential loans	15,441	9,448	18,877
Commercial real estate	57,612	33,446	32,216
Construction loans	4,199	1,589	4,195

Total mortgage loans	77,252	44,483	55,288
Consumer loans	2,899	482	2,609
Commercial loans	34,139	11,973	15,711

Total loan originations	114,290	56,938	73,608
Loans sold	(8,571)	(8,798)	—
Loan participations purchased	—	10,555	51,236
Loans acquired in merger	—	—	60,233
Deduct:
Principal loan repayments and other, net	(78,479)	(46,652)	(78,257)
Loan charge-offs, net of recoveries	(1,589)	(952)	(4,882)

Ending balance, loans, net	$552,246	$526,595	$515,504

Available-for-Sale Securities. New England Bancshares’ securities portfolio consists primarily of mortgage-backed securities, municipal securities, U.S. government and agency securities and, to a lesser extent, marketable equity securities. Although municipal securities generally have greater credit risk than U.S. Treasury and government securities, they generally have higher yields than government securities of similar duration. Available-for-sale securities increased $2.3 million, or 3.9%, in the year ended March 31, 2012 due to increases in all investment categories, except for municipal securities. The majority of its mortgage-backed securities were issued by Ginnie Mae, Fannie Mae or Freddie Mac.

The following table sets forth the carrying values and fair values of New England Bancshares’ securities portfolio at the dates indicated.

	At March 31,
	2012		2011		2010
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Investments in available-for-sale securities:
U.S. government and federal agencies	$6,499	$6,470	$7,355	$7,332	$8,833	$8,956
Municipal securities	25,322	25,361	19,372	18,767	15,670	15,273
Mortgage-backed securities	29,014	29,756	32,236	33,169	38,988	39,750
Marketable equity securities	—	—	9	9	—	—

Total	60,835	61,587	58,972	59,277	63,491	63,979
Money market mutual funds included in cash and cash equivalents	—	—	(9)	(9)	—	—

Total	$60,835	$61,587	$58,963	$59,268	$63,491	$63,979

At March 31, 2012, New England Bancshares’ had no investments in a single company or entity that had an aggregate book value in excess of 10% of its equity, except for the U.S. government and federal agencies.

The following table sets forth activity in New England Bancshares’ available-for-sale securities:

	At and For the Fiscal Year Ended March 31,
	2012	2011	2010
	(In thousands)
Mortgage-related securities:
Mortgage-related securities, beginning of period (1)	$33,169	$39,750	$44,041
Acquired in merger	—	—	2,412
Purchases	7,579	8,484	7,996
Sales	—	—	(470)
Repayments and prepayments	(10,777)	(15,301)	(14,603)
Increase (decrease) in net premium	(24)	40	75
Increase (decrease) in net unrealized gain	(191)	196	299

Net (decrease) increase in mortgage-related securities	(3,413)	(6,581)	(4,291)

Mortgage-related securities, end of period (1)	$29,756	$33,169	$39,750

Investment securities:
Investment securities, beginning of period (1)	$26,099	$24,229	$27,780
Acquired in merger	—	—	592
Purchases	38,488	33,824	31,757
Sales	(23,855)	(21,054)	(22,445)
Maturities	(9,449)	(10,326)	(14,953)
(Decrease) increase in net premium	(90)	(41)	43
Reclass from other assets to securities	—	—	671
(Decrease) increase in net unrealized gain	638	(533)	784

Net increase (decrease) in investment securities	5,732	1,870	(3,551)

Investment securities, end of period (1)	$31,831	$26,099	$24,229

(1)	At fair value

The following table sets forth the maturities and weighted average yields of securities at March 31, 2012. Weighted average yields are presented on a tax-equivalent basis.

	Within One Year		One To Five Years		Five To Ten Years		After Ten Years		Total
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(Dollars in thousands)
Available-for-sale securities:
U.S. Government and Federal agencies	$—	—%	$—	—%	$501	2.73%	$5,969	1.99%	$6,470	2.04%
Municipal securities	178	3.30	1,398	3.61	4,027	3.10	19,758	3.68	25,361	3.58
Mortgage-backed securities	—	—	36	3.82	490	4.70	29,230	2.25	29,756	2.93

Total	$178	3.30%	$1,434	3.61%	$5,018	3.22%	$54,957	2.74%	$61,587	3.10%

Deposits. New England Bancshares’ primary source of funds is its deposit accounts, which are comprised of demand deposits, savings accounts and time deposits. These deposits are provided primarily by individuals and, to a lesser extent, commercial customers, within its market area. New England Bancshares’ does not currently use brokered deposits as a source of funding. Deposits increased $40.5 million for the year ended March 31, 2012 due to increases in every deposit category. New England Bancshares’ has continued to experience disintermediation, as rates on other types of investments (CDs and money market accounts) have increased substantially over the past several years resulting in customers moving funds from the generally lower rates of savings accounts.

The following table sets forth the balances of New England Bancshares’ deposit products at the dates indicated.

	At March 31,
	2012	2011
	(In thousands)
Non-interest bearing accounts	$69,412	$59,787
NOW and money market accounts	142,062	117,914
Savings accounts	81,311	76,731
Certificates of deposit	288,483	286,337

Total	$581,268	$540,769

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity as of March 31, 2012. Jumbo certificates of deposit require minimum deposits of $100,000.

Maturity Period	Amount	Weighted Average Rate
	(Dollars in thousands)
Three months or less	$14,724	1.83%
Over three through six months	12,581	1.62
Over six through twelve months	20,653	1.56
Over twelve months	60,400	2.82

Total	$108,358	2.31%

The following table sets forth the time deposits classified by rates at the dates indicated.

	At March 31,
	2012	2011	2010
	(In thousands)
Certificate accounts:
0.00 to 2.00%	$162,384	$136,870	$101,981
2.01 to 3.00%	41,709	44,866	49,484
3.01 to 4.00%	57,553	69,090	88,608
4.01 to 5.00%	19,427	27,324	38,040
5.01 to 6.00%	7,410	8,187	8,134
Fair value adjustment	—	—	253	(1)

Total	$288,483	$286,337	$286,500

(1)	Represents the remaining balance of the fair value adjustment on the deposits of Apple Valley Bank at the time of the purchase of Apple Valley Bank in July 2009.

The following table sets forth the amount and maturities of time deposits classified by rates at March 31, 2012.

	Amount Due					Percent of Total Certificate Accounts
	Less than One Year	One to Two Years	Two to Three Years	Over Three Years	Total
	(In thousands)
Certificate accounts:
0 to 2.00%	$106,707	$38,948	$8,759	$7,970	$162,384	56.3%
2.01 to 3.00%	16,361	2,631	2,364	20,353	41,709	14.5
3.01 to 4.00%	10,581	11,106	18,216	17,650	57,553	19.9
4.01 to 5.00%	4,875	14,552	—	—	19,427	6.7
5.01 to 6.00%	1,590	5,820	—	—	7,410	2.6

Total	$140,114	$73,057	$29,339	$45,973	$288,483	100.0%

The following table sets forth the deposit activity for the periods indicated.

	For the Fiscal Year Ended March 31,
	2012	2011	2010
	(In thousands)

Net deposits	$32,259	$14,346	$11,219
Deposits acquired through merger	—	—	76,380
Interest credited on deposit accounts (1)	8,240	8,851	10,537

Total increase in deposit accounts	$40,499	$23,197	$98,136

(1)	Includes amortization of fair value adjustment.

Borrowings. New England Bancshares uses advances from the Federal Home Loan Bank and securities sold under agreements to repurchase to supplement its supply of funds for loans and investments and to meet deposit withdrawal requirements.

The following table sets forth certain information regarding New England Bancshares’ borrowed funds:

	At or For the Years Ended March 31,
	2012	2011	2010
	(Dollars in thousands)
Federal Home Loan Bank advances:
Average balance outstanding	$37,094	$46,437	$61,837
Maximum amount outstanding at any month-end during the period	38,974	56,860	66,566
Balance outstanding at end of period	33,044	39,113	56,860
Weighted average interest rate during the period	3.30%	3.94%	4.19%
Weighted average interest rate at end of period	3.24%	3.22%	4.05%
Subordinated Debentures. On July 28, 2005, FVB Capital Trust I (“Trust”), a Delaware statutory trust formed by First Valley Bancorp, completed the sale of $4.1 million of 6.42%, 5 Year Fixed-Floating Capital Securities (“Capital Securities”). The Trust also issued common securities to First Valley Bancorp and used the net proceeds from the offering to purchase a like amount of 6.42% Junior Subordinated Debentures (“Debentures”) of First Valley Bancorp. Debentures are the sole assets of the Trust.

Capital Securities accrue and pay distributions quarterly at a variable annual rate equal to the 3 month LIBOR plus 1.90%. The rate for the quarterly period February 23, 2012 to May 22, 2012 equated to 2.39%. First Valley Bancorp fully and unconditionally guaranteed all of the obligations of the Trust, which are now guaranteed by New England Bancshares. The guaranty covers the quarterly distributions and payments on liquidation or redemption of Capital Securities, but only to the extent that the Trust has funds necessary to make these payments.

Capital Securities are mandatorily redeemable upon the maturing of the Debentures on August 23, 2035 or upon earlier redemption as provided in the Indenture. New England Bancshares has the right to redeem the Debentures, in whole or in part at the liquidation amount plus any accrued but unpaid interest to the redemption date.

The trust and guaranty provide for the binding of any successors in the event of a merger, as is the case in the merger of First Valley Bancorp and the Company. New England Bancshares has assumed the obligations of First Valley Bancorp in regards to the Debentures due to the acquisition of First Valley Bancorp by New England Bancshares.

Results of Operations for the Three Months Ended June 30, 2012 and 2011

Net Income. For the three months ended June 30, 2012, New England Bancshares reported net income of $801,000, compared to $779,000 for the quarter ended June 30, 2011. Basic and diluted income per share for the quarter ended June 30, 2012 were $0.14 each, compared to $0.13 each for the quarter ended June 30, 2011. Excluding acquisition related expenses of $510,000, net income would have been $1.3 million, or $0.23 per diluted share, for the quarter ended June 30, 2012.

Net Interest and Dividend Income. Net interest and dividend income for the three months ended June 30, 2012 and 2011 totaled $5.7 million and $5.6 million, respectively. New England Bancshares’ net interest margin was 3.45% for the three months ended June 30, 2012 and 3.53% for the three months ended June 30, 2011. The decrease in the net interest margin for the quarter was primarily due to a 35 basis point decrease in the rate earned on interest-earning assets and an increase in average interest-earning assets of $34.7 million, partially offset by a $22.6 million increase in average interest-bearing liabilities and a 30 basis point decrease in the yield paid on interest-bearing liabilities. The changes to the yield on average interest-earning assets and the rate paid on average interest-bearing liabilities caused New England Bancshares’ interest rate spread to decrease from 3.28% for the quarter ended June 30, 2011 to 3.23% for the quarter ended June 30, 2012.

Interest and dividend income amounted to $7.9 million and $8.1 million for the three months ended June 30, 2012 and 2011, respectively. The decrease in interest and dividend income resulted from a decrease in the average yield on interest-earning assets, partially offset by an increase in the average balance of interest-earning assets. The yield earned on average interest-earning assets decreased 35 basis points to 4.75% for the three months ended June 30, 2012 from 5.10% for the three months ended June 30, 2011. Average interest-earning assets were $676.9 million for the quarter ended June 30, 2012 compared to $642.2 million for the quarter ended June 30, 2011. The increase in average interest-earning assets was caused primarily by a $7.6 million increase in average interest bearing demand deposits with other banks and a $28.6 million increase in net loans, partially offset by a $1.2 million decrease in average investment securities.

Interest expense for the quarters ended June 30, 2012 and 2011 was $2.2 million and $2.5 million, respectively. The decrease in interest expense resulted from a decrease in the average rate paid on interest-bearing liabilities, partially offset by an increase in the average balance of interest-bearing liabilities. The average rate paid on interest-bearing liabilities decreased to 1.52% for the quarter ended June 30, 2012 from 1.82% for the year ago period, due primarily to the decrease in rates paid on certificates of deposit, money market deposit accounts and securities sold under agreements to repurchase, and a decrease in FHLB advances which generally have higher rates. The average rate paid on certificates of deposit decreased from 2.40% for the quarter ended June 30, 2011 to 2.07% for the current year quarter as market rates have decreased for this type of deposit. Average interest-bearing liabilities increased $22.6 million during the quarter ended June 30, 2012 from $555.9 million to $578.5 million primarily due to a $23.2 million increase in average interest-bearing deposits and a $5.3 million increase in average repurchase agreement accounts partially offset by a $6.1 million decrease in average FHLB advances.

Average Balance Sheet. The following table presents information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income and dividends from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented, and are presented on an annualized basis.

	For the Quarters Ended June 30,
	2012			2011
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
(Dollars in thousands)
Assets:
Federal funds sold, interest-bearing deposits and marketable equity securities	$54,914	$37	0.27%	$47,345	$23	0.20%
Investments in available-for-sale securities, other than mortgage-backed and mortgage-related securities (1)	29,889	333	4.47	26,064	333	5.13
Mortgage-backed and mortgage-related securities	27,584	154	2.24	32,592	284	3.49
Federal Home Loan Bank and Bankers’ Bank stock	4,415	8	0.71	4,741	6	0.47
Loans, net	560,123	7,480	5.36	531,487	7,515	5.67

Total interest-earning assets	676,925	8,012	4.75	642,229	8,161	5.10

Noninterest-earning assets	39,731			39,621
Cash surrender value of life insurance	10,407			10,062

Total assets	$727,063			$691,912

Liabilities and Stockholders’ Equity:
Deposits:
Savings accounts	$83,401	$143	0.69%	$77,743	$145	0.75%
NOW accounts	18,807	14	0.29	16,603	12	0.31
Money market accounts	124,805	195	0.63	107,108	231	0.86
Certificate accounts	287,070	1,484	2.07	289,465	1,735	2.40

Total deposits	514,083	1,836	1.43	490,919	2,123	1.73
Federal Home Loan Bank advances and subordinated debentures	36,617	301	3.32	42,722	342	3.21
Advanced payments by borrowers for taxes and insurance	2,204	5	0.88	2,037	5	0.96
Securities sold under agreements to repurchase	25,582	55	0.87	20,248	47	0.92

Total interest-bearing liabilities	578,486	2,197	1.52	555,926	2,517	1.82

Demand deposits	68,133			57,479
Other liabilities	7,733			7,457

Total liabilities	654,352			620,862
Stockholders’ Equity	72,711			71,050

Total liabilities and stockholders’ equity	$727,063			$691,912

Net interest and dividend income/net interest rate spread		$5,815	3.23%		$5,644	3.28%

Net interest margin			3.45%			3.53%

Ratio of interest-earning assets to interest-bearing liabilities	117.02%			115.52%

(1)	Reported on a tax equivalent basis, using a 34% tax rate.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest and dividend income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	Quarter Ended June 30, 2012 Compared to Quarter Ended June 30, 2011
	Increase (Decrease) Due to
	Rate	Volume	Both	Net
		(In thousands)
Interest-earning assets:
Federal funds sold, interest-bearing deposits and marketable equity securities	$36	$15	$(37)	$14
Investments in available-for-sale securities, other than mortgage-backed and mortgage-related securities	(162)	185	(23)	—
Mortgage-backed and mortgage-related securities	(408)	(175)	453	(130)
Federal Home Loan Bank and Bankers’ Bank stock	11	(2)	(7)	2
Loans, net	(1,675)	1,624	16	(35)

Total interest-earning assets	(2,198)	1,647	402	(149)

Interest-bearing liabilities:
Savings accounts	(48)	42	4	(2)
NOW accounts	(2)	8	(4)	2
Money market accounts	(255)	153	66	(36)
Certificate accounts	(956)	(58)	763	(251)

Total Deposits	(1,261)	145	829	(287)
Federal Home Loan Bank advances and subordinated debentures	40	(200)	119	(41)
Advanced payments by borrowers for taxes and insurance	(2)	2	—	—
Securities sold under agreements to repurchase	(11)	49	(30)	8

Total interest-bearing liabilities	(1,234)	(4)	918	(320)

Increase in net interest and dividend income	$(964)	$1,651	(516)	$171

Provision for Loan Losses. The provision for loan losses for the quarters ended June 30, 2012 and 2011 were $360,000 and $359,000, respectively. The additions to the allowance for loan losses reflected continued growth in the commercial loan portfolio and the challenging economic climate.

Noninterest Income. For the quarter ended June 30, 2012, noninterest income was $904,000 compared to $580,000 for the quarter ended June 30, 2011. Affecting noninterest income for the three months ended June 30, 2012 were gains of $197,000 on the sales of securities and $120,000 in gains on the sale of loans.

Noninterest Expense. Noninterest expense for the quarter ended June 30, 2012 was $4.7 million compared to $4.6 million for the quarter ended June 30, 2011. The increase was due largely to $510,000 in merger related expenses, partially offset by a $154,000 decrease in salaries and benefits, a $77,000 decrease in occupancy and equipment expense, a $71,000 decrease in the FDIC insurance assessment and a $52,000 decrease in the write-down of other real estate owned. New England Bancshares’ efficiency ratio improved from 74.8% for the quarter ended June 30, 2011 to 71.4% for the current year quarter. Without the merger related expenses, the efficiency ratio would have improved to 63.7% for the quarter ended June 30, 2012.

Provision for Income Taxes. New England Bancshares recorded income tax expense of $730,000 and $411,000 for the quarters ended June 30, 2012 and 2011, respectively, with effective tax rates of 47.7% and 34.5%, respectively. The increase in the effective tax rate is due to merger related expenses that are not tax deductible.

Results of Operations for the Years Ended March 31, 2012 and 2011

Overview.

	2012	2011	% Change
	(Dollars in thousands)
Net income	$4,559	$3,154	44.55%
Return on average assets	0.64%	0.46%	39.13
Return on average equity	6.29%	4.55%	38.24
Average equity to average assets	10.17%	10.12%	0.49

Net income increased due primarily to increases in net interest and dividend income, a decrease in the provision for loan losses and a gain from a legal settlement related to the investment portfolio partially offset by increases in noninterest expense and income tax expense. Net interest and dividend income increased primarily as a result of a higher average balance of interest-earning assets and a decrease in the cost of funds, partially offset by a decrease in the yield on interest-earning assets and a higher average balance of interest-bearing liabilities.

Net Interest and Dividend Income. New England Bancshares’ net interest and dividend income totaled $22.6 million for the year ended March 31, 2012, an increase of $500,000 or 2.3% compared to the prior fiscal year. This resulted mainly from a $33.8 million increase in average interest-earning assets during the year partially offset by an 11 basis point decrease in its interest rate spread to 3.25% and a $13.9 million increase in average interest-bearing liabilities. Its net interest margin decreased 9 basis points to 3.48% for fiscal 2012.

New England Bancshares’ interest and dividend income decreased $614,000, or 2.2%, from $33.1 million for fiscal 2011 to $32.8 million for fiscal 2012. Average interest-earning assets were $660.8 million for fiscal 2012, an increase of $33.8 million, or 5.4%, compared to $627.0 million for fiscal 2011. The increase in average interest-earning assets resulted primarily from increases in loans and federal funds sold, interest-bearing deposits and marketable equity securities, partially offset by a decrease in mortgage-backed and mortgage-related securities. The yield on interest-earning assets decreased from 5.33% to 4.95% due primarily to a decline in interest rates which affected its loan portfolio, the yield on which decreased 23 basis points.

Interest expense decreased $1.2 million, or 11.9%, from $11.0 million for fiscal 2011 to $9.8 million for fiscal 2012. Average interest-bearing liabilities grew $13.9 million, or 2.5%, from $555.9 million for fiscal 2011 to $569.8 million for fiscal 2012 due primarily to increases in deposits partially offset by a decrease in Federal Home Loan Bank advances and subordinated debentures, and securities sold under agreements to repurchase. The average rate paid on interest-bearing liabilities decreased to 1.71% for fiscal 2012 from 1.98% for fiscal 2011 due to the decline in interest rates on deposits and securities sold under agreements to repurchase.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income and dividends from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using the average of month-end balances and non-accrual loans are included in average balances; however, accrued interest income has been excluded from these loans.

	For the Fiscal Years Ended March 31,
	2012			2011			2010
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(Dollars in thousands)
Assets:
Federal funds sold, interest-bearing deposits and marketable equity securities	$57,706	$166	0.29%	$41,606	$123	0.30%	$53,122	$295	0.56%
Investments in available for sale securities, other than mortgage-backed and mortgage-related securities (1)	27,013	1,307	4.84	26,114	1,456	5.58	24,909	1,483	5.95
Mortgage-backed and mortgage-related securities	31,778	1,001	3.15	33,827	1,338	3.96	41,798	2,037	4.87
Federal Home Loan Bank and Bankers Bank stock	4,694	21	0.45	4,396	—	—	4,322	—	—
Loans, net (2)	539,582	30,304	5.62	521,012	30,496	5.85	480,813	28,867	6.00

Total interest-earning assets	660,773	32,799	4.96	626,955	33,413	5.33	604,964	32,682	5.40

Noninterest-earning assets	39,715			48,550			45,491
Cash surrender value of life insurance	10,195			9,806			9,392

Total assets	$710,683			$685,311			$659,847

Liabilities and Shareholders’ Equity:
Deposits:
Savings accounts	$77,911	$596	0.76%	$73,019	$605	0.83%	$69,297	$683	0.99%
NOW accounts	17,069	51	0.30	16,891	54	0.32	16,342	63	0.39
Money market accounts	118,421	875	0.74	99,291	922	0.93	83,112	1,282	1.54
Certificate accounts	290,000	6,694	2.31	286,405	7,167	2.50	285,163	8,467	2.97

Total deposits	503,401	8,216	1.63	475,606	8,748	1.84	453,914	10,495	2.31
Federal Home Loan Bank advances and subordinated debentures	41,026	1,328	3.24	50,351	1,995	3.96	65,743	2,841	4.32
Advanced payments by borrowers for taxes and insurance	1,589	15	0.94	1,336	15	1.12	1,209	15	1.24
Securities sold under agreements to repurchase	23,809	213	0.89	28,610	261	0.91	18,593	190	1.02

Total interest-bearing liabilities	569,825	9,772	1.71	555,903	11,019	1.98	539,459	13,541	2.51

Demand deposits	60,978			51,874			45,569
Other liabilities	7,634			8,211			7,915

Total liabilities	638,437			615,988			592,943
Shareholders’ Equity	72,246			69,323			66,904

Total liabilities and shareholders’ equity	$710,683			$685,311			$659,847

Net interest income/net interest rate spread (3)		$23,027	3.25%		$22,394	3.35%		$19,141	2.89%

Net interest margin (4)			3.48%			3.57%			3.16%

Ratio of interest-earning assets to interest-bearing liabilities	115.96%			112.78%			112.14%

(1)	Reported on a tax equivalent basis, using a 34% tax rate.
(2)	Amount is net of deferred loan origination costs, undisbursed proceeds of construction loans in process, allowance for loan losses and includes non-accruing loans. New England Bancshares records interest income on non-accruing loans on a cash basis. Loan fees are included in interest income.
(3)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(4)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on New England Bancshares’ net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011			Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Rate	Volume	Net	Volume	Rate	Net
	(In thousands)
Interest-earning assets:
Federal funds sold, interest-bearing deposits and marketable equity securities	$(4)	$46	$42	$(117)	$(55)	$(172)
Investments in available-for-sale securities, other than mortgage-backed and mortgage-related securities	(209)	60	(149)	(134)	107	(27)
Mortgage-backed and mortgage-related securities	(260)	(76)	(336)	(348)	(351)	(699)
Federal Home Loan Bank stock	21	—	21	—	—	—
Loans, net (1)	(1,106)	915	(191)	(698)	2,327	1,629

Total interest-earning assets	(1,558)	945	613	(1,297)	2,028	731

Interest-bearing liabilities:
Savings accounts	(58)	49	(9)	(117)	39	(78)
NOW accounts	(4)	1	(3)	(11)	2	(9)
Money market accounts	(702)	655	(47)	(705)	345	(360)
Certificate accounts	(561)	88	(473)	(1,337)	37	(1,300)
Federal Home Loan Bank advances and subordinated debentures	(333)	(334)	(667)	(223)	(623)	(846)
Advanced payments by borrowers for taxes and insurance	(1)	2	1	—	—	—
Securities sold under agreements to repurchase	(6)	(43)	(49)	(17)	88	71

Total interest-bearing liabilities	(1,665)	418	(1,247)	(2,410)	(112)	(2,522)

Increase in net interest income	$107	$527	$634	$1,113	$2,140	$3,253

(1)

Amount is net of deferred loan origination costs, undisbursed proceeds of construction loans in process, allowance for loan losses and includes non-accruing loans. New England Bancshares records interest income on non-accruing loans on a cash basis. Loan fees are included in interest income.

Provision for Loan Losses. Provisions for loan losses are charges to earnings to bring the total allowance for losses to a level considered by management as adequate to provide for estimated losses inherent in the loan portfolio. The size of the provision for each year is dependent upon many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management’s assessment of loan portfolio quality, the value of collateral and general economic factors.

New England Bancshares recorded provisions for loan losses of $1.6 million and $2.0 million in the years ended March 31, 2012 and 2011, respectively. The provision was relatively stable as the quality of the loan portfolio has remained relatively stable over the last year.

Although management utilizes its best judgment in providing for losses, there can be no assurance that New England Bancshares will not have to change the provisions for loan losses in subsequent periods. Management will continue to monitor the allowance for loan losses and make additional provisions to the allowance as appropriate.

An analysis of the changes in the allowance for loan losses, non-performing loans and classified loans is presented under “—Risk Management—Analysis of Non-Performing and Classified Assets” and “—Risk Management—Analysis and Determination of the Allowance for Loan Losses.”

Noninterest Income (Charges). The following table shows the components of noninterest (charges) income and the percentage changes from 2012 to 2011.

	2012	2011	% Change
	(In thousands)
Service charges on deposit accounts	$1,407	$1,321	6.5%
Gain on sales and calls of securities, net	276	327	(18.5)
Gain on sale of loans	280	306	(8.5)
Increase in cash surrender value of life insurance policies	348	367	(5.2)
Gain from legal settlement	1,283	—	100.0
Other income	422	205	105.9

Total	$4,016	$2,526	59.0%

The $1,490,000 increase in noninterest income was primarily due to the $1,283,000 increase in gain on from legal settlement related to the investment portfolio and a $217,000 increase in other income, partially offset by the $51,000 decrease in gain on sale of securities and the $26,000 decrease in gain on sale of loans.

Noninterest Expense. The following table shows the components of noninterest expense and the percentage changes from fiscal 2012 to fiscal 2011.

	2012	2011	% Change
	(In thousands)
Salaries and employee benefits	$8,966	$8,585	4.4%
Occupancy and equipment expenses	3,213	3,358	(4.3)
Advertising and promotion	571	282	102.5
Professional fees	1,100	594	85.2
Data processing expense	710	675	5.2
FDIC insurance assessment	569	944	(39.7)
Stationery and supplies	190	213	(10.8)
Amortization of identifiable intangible assets	372	417	(10.8)
Write-down of other real estate owned	141	524	(73.1)
Other real estate owned	245	177	38.4
Other expense	2,027	2,008	(0.9)

Total	$18,104	$17,777	1.8

Efficiency ratio (1)	68.1%	72.4%

(1)	Computed as noninterest expense divided by the sum of net interest and dividend income and other income.

The increase in noninterest expense was due primarily to the increase in advertising and promotion and professional fees, partially offset by decreases in FDIC insurance assessment and write-down of other real estate owned.

Income Taxes. New England Bancshares recorded income tax expense of $2.3 million for the fiscal year ended March 31, 2012 compared to $1.6 million in the previous year.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. New England Bancshares’ most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is contractually due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that New England Bancshares encounters are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations owed to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in its customer base or revenue.

Credit Risk Management. New England Bancshares’ strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, New England Bancshares takes a number of steps to have the borrower cure the delinquency and restore the loan to current status. New England Bancshares make initial contact with the borrower when the loan becomes 15 days past due. If payment is not received by the 30th day of delinquency, additional letters and phone calls generally are made. Typically, when the loan becomes 60 days past due, New England Bancshares sends a letter notifying the borrower that it may commence legal proceedings if the loan is not paid in full within 30 days. Generally, loan workout arrangements are made with the borrower at this time; however, if an arrangement cannot be structured before the loan becomes 90 days past due, New England Bancshares will send a formal demand letter and, once the time period specified in that letter expires, commence legal proceedings against any real property that secures the loan or attempt to repossess any business assets or personal property that secures the loan. If a foreclosure action is instituted and the loan is not brought current, paid in full or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure.

Management informs the New England Bancshares board of directors monthly of the amount of loans delinquent more than 30 days, and all loans in foreclosure and all foreclosed and repossessed property that it owns on a quarterly basis.

Analysis of Non-performing and Classified Assets. New England Bancshares considers repossessed assets and loans that are 90 days or more past due to be non-performing assets. When a loan becomes 90 days delinquent, the loan is placed on non-accrual status at which time the accrual of interest ceases and an allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a non-accrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

Real estate that New England Bancshares acquires as a result of foreclosure or by deed-in-lieu of foreclosure is classified as foreclosed real estate until it is sold. When property is acquired, it is recorded at the lower of the recorded investment in the loan or at fair value. Thereafter, New England Bancshares carries foreclosed real estate at fair value, net of estimated selling costs. Holding costs and declines in fair value after acquisition of the property result in charges against income.

Non-performing assets totaled $16.7 million, or 2.29% of total assets, at March 31, 2012, which was an increase of $1.8 million from March 31, 2011. As a result, nonperforming loans as a percentage of loans increased from 2.53% at March 31, 2011 to 2.72% at March 31, 2012. At March 31, 2012 New England Bancshares had four residential properties and three commercial properties classified as other real estate owned totaling $1.5 million. New England Bancshares had five residential properties and three commercial properties classified as other real estate owned with a balance of $1.5 million at March 31, 2011. At March 31, 2012, non-accrual loans consisted of twenty six residential real estate loans, thirty commercial loans, twenty two commercial real estate loans, eight consumer loans and seven home equity loans, compared to twenty-three residential real estate loans, eighteen commercial loans, seventeen commercial real estate loans, eight consumer loans and six home equity loans at March 31, 2011.

The following table provides information with respect to New England Bancshares’ non-performing assets at the dates indicated.

	At March 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands)
Non-accruing loans:
Mortgage loans:
Residential loans	$3,734	$4,429	$3,119	$1,905	$737
Commercial real estate	7,141	5,461	2,664	3,918	—
Home equity loans and lines of credit	170	184	102	439	398

Total mortgage loans	11,045	10,074	5,885	6,262	1,135
Consumer loans	56	165	46	28	22
Commercial loans	4,072	3,203	3,064	5,636	10

Total nonaccrual loans	15,173	13,442	8,995	11,926	1,167
Other real estate owned	1,491	1,496	2,846	141	—
Other repossessed assets	—	—	173	—	—

Total nonperforming assets	$16,664	$14,938	$12,014	$12,067	$1,167
Performing troubled debt restructurings	3,000	—	—	—	—

Total nonperforming assets and performing troubled debt restructurings	$19,664	$14,938	$12,014	$12,067	$1,167

Impaired loans	$15,311	$15,339	$7,978	$10,135	$398
Accruing loans 90 days or more past due	—	214	—	15	8
Allowance for loan losses as a percent of loans (1)	1.02%	1.07%	0.89%	1.54%	1.08%
Allowance for loan losses as a percent of nonperforming loans (2)	37.55	42.30	51.42	54.15	346.70
Nonperforming loans as a percent of loans (1)(2)	2.72	2.53	1.73	2.84	0.31
Nonperforming assets as a percent of total assets	2.29	2.19	1.78	2.11	0.23

(1)	Loans are presented before allowance for loan losses.
(2)	Non-performing loans consist of all loans 90 days or more past due and other loans which have been identified as presenting uncertainty with respect to the full collection of interest or principal.

Interest income that would have been recorded for the year ended March 31, 2012 had non-accruing loans been current according to their original terms amounted to $640,000, none of which was recognized in interest income.

Troubled Debt Restructurings. At March 31, 2012, New England Bancshares had total troubled debt restructurings of $5.0 million. At March 31, 2012, $3.0 million of its troubled debt restructurings were accruing and performing in accordance with their modified terms.

For the year ended March 31, 2012, gross interest income that would have been recorded had its troubled debt restructurings been current in accordance with their original terms was $278,000. Interest income recognized on such loans for the year ended March 31, 2012 was $232,000.

Banking regulations require New England Bancshares to review and classify its assets on a regular basis. In addition, the Connecticut Department of Banking and FDIC have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. “Substandard assets” must have one or more defined weaknesses and are characterized by the distinct possibility that New England Bancshares will sustain some loss if the deficiencies are not corrected. “Doubtful assets” have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable and there is a high possibility of loss. An asset classified “loss” is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a “special mention” category, described as assets that do not currently expose New England Bancshares to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving management’s close attention. When New England Bancshares classifies an asset as substandard or doubtful, it establishes a specific allowance for loan losses. If New England Bancshares classifies an asset as loss, it charges off an amount equal to 100% of the portion of the asset classified as loss.

Classified Assets. The following table shows the aggregate amounts of New England Bancshares’ classified and criticized assets at the dates indicated.

	At March 31,
	2012	2011
	(In thousands)
Special mention assets	$9,252	$11,420
Substandard assets	25,983	26,693
Doubtful assets	—	—
Loss assets	—	—

Total classified and criticized assets	$35,235	$38,113

Classified assets at March 31, 2012 included ninety three loans totaling $18.5 million that were considered non-performing. Classified assets at March 31, 2011 included seventy two loans totaling $13.4 million that were considered non-performing.

Classified and special mention assets decreased $2.9 million to $35.2 million at March 31, 2012, from $38.1 million at March 31, 2011, and were 6.3% and 7.2% of total loans at March 31, 2012 and 2011, respectively. The decrease was caused primarily by the reduction of loans in the special mention category.

Potential problem loans are loans that are currently performing and are not included in non-accrual loans above, but may be delinquent. These loans require an increased level of management attention, because management has serious doubts as to the ability of the borrower to comply with the present loan repayment terms and as a result such loans may be included at a later date in non-accrual loans. At March 31, 2012, New England Bancshares had no potential problem loans that are not discussed above under “—Classified Assets.”

Delinquencies. The following table provides information about delinquencies in New England Bancshares’ loan portfolio at the dates indicated.

	At March 31, 2012				At March 31, 2011				At March 31, 2010
	30-89 Days		90 Days or More (2)		30-89 Days		90 Days or More (2)		30-89 Days		90 Days or More (2)
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in Thousands)
Mortgage loans:
Residential loans	5	$2,771	12	$2,217	7	$1,724	13	$2,772	13	$2,617	14	$2,105
Commercial real estate	11	2,854	12	4,976	20	7,109	9	2,223	11	2,676	10	3,843
Home equity loans and lines	2	266	3	84	10	533	3	89	5	174	3	80

Total mortgage loans	18	5,891	27	7,277	37	9,366	25	5,084	29	5,467	27	6,028
Consumer loans	6	149	3	47	2	14	7	162	5	43	2	3
Commercial loans	9	1,795	18	3,545	14	2,322	12	2,069	10	2,108	15	2,074

Total	33	$7,835	48	$10,869	53	$11,702	44	$7,315	44	$7,618	44	$8,105

Delinquent loans to loans (1)		1.41%		1.95%		2.20%		1.37%		1.46%		1.56%

(1)	Loans are presented before the allowance for loan losses and net of deferred loan origination fees.
(2)	Includes all non-accrual loans.

Analysis and Determination of the Allowance for Loan Losses. New England Bancshares maintains an allowance for loan losses to absorb probable losses inherent in the existing portfolio. When a loan, or portion thereof, is considered uncollectible, it is charged against the allowance. Recoveries of amounts previously charged-off are added to the allowance when collected. The adequacy of the allowance for loan losses is evaluated on a regular basis by management. Based on management’s judgment, the allowance for loan losses covers all known losses and inherent losses in the loan portfolio.

New England Bancshares’ methodology for assessing the appropriateness of the allowance for loan losses consists of specific allowances for identified problem loans and a general valuation allowance on the remainder of the loan portfolio. Although New England Bancshares determines the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

Specific Allowances for Identified Problem Loans. New England Bancshares establishes an allowance on identified problem loans based on factors including, but not limited to: (1) the borrower’s ability and willingness to repay the loan; (2) the type, marketability, and value of the collateral; (3) the strength of its collateral position; and (4) the borrower’s repayment history.

General Valuation Allowance on the Remainder of the Portfolio. New England Bancshares also establishes a general allowance by applying loss factors to the remainder of the loan portfolio to capture the inherent losses associated with the lending activity. This general valuation allowance is determined by segregating the loans by loan category and assigning loss factors to each category. The loss factors are determined based on its historical loss experience, delinquency trends and management’s evaluation of the collectability of the loan portfolio. Based on management’s judgment, New England Bancshares may adjust the loss factors due to: (1) changes in lending policies and procedures; (2) changes in existing general economic and business conditions affecting its primary market area; (3) credit quality trends; (4) collateral value; (5) loan volumes and concentrations; (6) seasoning of the loan portfolio; (7) recent loss experience in particular segments of the portfolio; (8) duration of the current business cycle; and (9) bank regulatory examination results. Loss factors are reevaluated quarterly to ensure their relevance in the current real estate environment.

The Connecticut Department of Banking, as an integral part of its examination process, periodically reviews New England Bancshares’ loan and foreclosed real estate portfolios and the related allowance for loan losses and valuation allowance for foreclosed real estate. They may require New England Bancshares to increase the allowance for loan losses or the valuation allowance for foreclosed real estate based on their judgments of information available to them at the time of their examination, thereby adversely affecting New England Bancshares’ results of operations.

At March 31, 2012, New England Bancshares’ allowance for loan losses represented 1.02% of total loans and 37.55% of non-performing loans. The allowance for loan losses increased $11,000 from March 31, 2011 to March 31, 2012 due to a provision for loan losses of $1.6 million, partially offset by net charge-offs of $1.6 million. The provision for loan losses for the year ended March 31, 2012 reflected the deterioration in the local economy as well as continued growth of the loan portfolio, particularly the increase in commercial real estate and commercial loans, which carry higher risks of default than one- to four-family residential real estate loans.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At March 31,
	2012		2011		2010		2009		2008
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)
Mortgage loans:
Residential loans	$789	22.56%	$738	28.18%	$566	33.47%	$545	29.90%	$531	34.65%
Commercial real estate	2,794	51.91	1,981	47.37	1,824	43.00	1,981	42.26	2,202	41.26
Home equity loans and lines of credit	127	6.78	154	7.60	177	7.72	296	7.98	287	8.57
Consumer loans	64	1.75	98	1.61	39	1.40	68	1.55	54	1.67
Commercial loans	1,923	17.00	2,715	15.24	2,019	14.41	3,568	18.31	972	13.85

Total allowance for loan losses	$5,697	100.00%	$5,686	100.00%	$4,625	100.00%	$6,458	100.00%	$4,046	100.00%

Although New England Bancshares believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while New England Bancshares believes it has established its allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing its loan portfolio, will not request New England Bancshares to increase its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loan deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect its financial condition and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established, any difference between the loss allowance and the amount of loss realized has been charged or credited to current income.

	At or For the Fiscal Year Ended March 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands)
Balance at beginning of period	$5,686	$4,625	$6,458	$4,046	$1,875
Provision for loan losses	1,600	2,013	3,049	2,929	307
Charge-offs:
Residential loans	379	145	202	127	24
Commercial real estate loans	313	30	540	—	58
Home equity loans and lines of credit	17	—	14	—	—
Consumer loans	42	65	27	36	34
Commercial loans	974	770	4,160	354	15

Total charge-offs	1,725	1,010	4,943	517	131

Recoveries:
Residential loans	58	9	3	—	—
Consumer loans	22	7	24	—	3
Commercial loans	56	42	34	—	11

Total Recoveries	136	58	61	—	14

Net charge-offs	1,589	952	4,882	517	117

Allowance obtained through merger	—	—	—	—	1,981

Balance at end of period	$5,697	$5,686	$4,625	$6,458	$4,046

Ratio of net charge-offs during the period to average loans outstanding during the period	0.29%	0.18%	0.94%	0.12%	0.03%
Allowance for loan losses as a percent of loans (1)	1.02	1.07	0.89	1.54	1.08
Allowance for loan losses as a percent of nonperforming loans (2)	37.55	42.30	51.42	54.15	346.70

(1)	Loans are presented before allowance for loan losses.
(2)	Non-performing loans consist of all loans 90 days or more past due and other loans which New England Bancshares has identified as presenting uncertainty with respect to the collectibility of interest or principal.

During the fiscal year ended March 31, 2008, New England Bancshares acquired $2.0 million of allowance for loan losses in connection with the acquisition of First Valley Bancorp. The loans acquired in the merger were primarily commercial real estate loans, residential loans and commercial loans, which had a face value of $141.1 million and a fair value of $141.0 million. In determining the fair value of the loans, New England Bancshares used a discounted cash flow method utilizing the current loan rate as of the date of the consummation of the merger. The amount of the allowance for loan losses that was attributable to these loans was calculated based on the collectibility of the loans, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions.

During the fiscal year ended March 31, 2010 New England Bancshares acquired Apple Valley’s $60.2 million in net loans. In accordance with FASB Statement No. 141(R), the allowance for loan losses of Apple Valley was not consolidated into New England Bank’s allowance for loan losses. Instead, individual loan book values were reduced by the estimated credit loss associated with the allowance for loan losses.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. New England Bancshares’ primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of investment securities, borrowings from the Federal Home Loan Bank of Boston and securities sold under agreements to repurchase. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

New England Bancshares regularly adjusts its investments in liquid assets based upon its assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of its asset/liability management program. Excess liquid assets are invested generally in money market mutual funds, federal funds sold and short- and intermediate-term agency and municipal securities.

New England Bancshares’ most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets are dependent on its operating, financing, lending and investing activities during any given period. At March 31, 2012, cash and cash equivalents totaled $62.1 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $61.6 million at March 31, 2012. In addition, at March 31, 2012 New England Bancshares had $33.0 million in outstanding advances from the Federal Home Loan Bank of Boston, and the ability to borrow an additional $30.8 million from the Federal Home Loan Bank of Boston, subject to collateral requirements.

At March 31, 2012, New England Bancshares had $78.6 million in loan commitments outstanding, which included $12.6 million in undisbursed construction loans and $37.9 million in unused lines of credit. Certificates of deposit due within one year of March 31, 2012 totaled $140.1 million, or 24.1% of total deposits. If these maturing deposits do not remain with it, New England Bancshares will be required to seek other sources of funds, including other certificates of deposit and lines of credit. Depending on market conditions, New England Bancshares may be required to pay higher rates on such deposits or other borrowings than New England Bancshares currently pays on the certificates of deposit due on or before March 31, 2013. New England Bancshares believes, however, based on past experience, that a significant portion of its certificates of deposit will remain with it. New England Bancshares has the ability to attract and retain deposits by adjusting the interest rates offered.

The following table presents New England Bancshares’ contractual obligations at March 31, 2012.

	Payments Due by Period
	Total	One Year or Less	More than One Year to Three Years	More than Three Years to Five Years	More than Five Years
	(In thousands)
Long-Term Debt Obligations (1)	$37,181	$3,835	$14,016	$13,302	$6,028
Operating Lease Obligations	12,393	990	1,901	1,861	7,641

Total	$49,574	$4,825	$15,917	$15,163	$13,669

(1)	Consists of Federal Home Loan Bank advances, subordinated debentures and excludes fair value adjustment.

New England Bancshares’ primary investing activities are the origination and purchase of loans and the purchase of securities. Its primary financing activities consist of activity in deposit accounts, Federal Home Loan Bank advances and securities sold under agreements to repurchase. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by New England Bancshares and its local competitors and other factors. New England Bancshares generally manages the pricing of its deposits to be competitive and to increase core deposits and commercial banking relationships. Occasionally, New England Bancshares offer promotional rates on certain deposit products to attract certain deposit products.

The following table presents New England Bancshares’ primary investing and financing activities during the periods indicated.

	Years Ended March 31,
	2012	2011	2010
	(In thousands)
Investing activities:
Loan originations	$114,290	$56,938	$73,608
Loan participations purchased	—	10,555	51,236
Securities purchased	46,067	42,308	39,753

Financing activities:
Increase in deposits	$40,499	$23,197	$98,136
(Decrease) increase in FHLB advances	(6,069)	(17,747)	(9,973)
(Decrease) increase in securities sold under agreements to repurchase	6,086	(1,794)	11,391

Capital Management. New England Bancshares manages its capital to maintain strong protection for depositors and creditors and is subject to various regulatory capital requirements. The risk-based capital guidelines for New England Bancshares include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. New England Bancshares is also subject to capital requirements on a consolidated basis. At March 31, 2012, New England Bancshares and New England Bank exceeded all of their regulatory capital requirements. New England Bank is considered “well capitalized” under regulatory guidelines.

Off-Balance Sheet Arrangements. In the normal course of operations, New England Bancshares engages in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in its financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit.

For the year ended March 31, 2012, New England Bancshares did not engage in any off-balance-sheet transactions reasonably likely to have a material effect on its financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

In July 2010, the FASB issued ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” This ASU is created to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. This ASU is intended to provide additional information to assist financial statement users in assessing the entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. The amendments in this ASU are effective as of the end of a reporting period for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010.

In December 2010, the FASB issued ASU 2010-28, “Intangibles—Goodwill and Other.” This ASU addresses when to perform step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this ASU are effective for fiscal years, and interim periods beginning after December 15, 2010. The adoption of this pronouncement did not have a material impact on New England Bancshares’ results of operation or financial position.

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations.” This ASU addresses diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. This ASU is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of this pronouncement did not have a material impact on New England Bancshares’ results of operation or financial position.

In April 2011, the FASB issued ASU 2011-02, “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring.” This ASU provides additional guidance or clarification to help creditors determine whether a restructuring constitutes a troubled debt restructuring. For public entities, the amendments in this ASU are effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. As a result of applying these amendments, an entity may identify receivables that are newly considered impaired, and should measure impairment on those receivables prospectively for the first interim or annual period beginning on or after June 15, 2011. Additional disclosures are also required under this ASU.

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.” The amendments in this ASU explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments in this ASU are to be applied prospectively. The amendments are effective during interim and annual periods beginning after December 15, 2011.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income.” The objective of this ASU is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. Under this ASU, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. An entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. An entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this ASU should be applied retrospectively. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. New England Bancshares does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, “Intangibles—Goodwill and Other”, an update to ASC 350, “Intangibles—Goodwill and Other.” ASU 2011-08 simplifies how entities, both public and nonpublic, test goodwill for impairment. The amendments in this update permit an entity to first assess qualitative factors to determine whether it is more likely than not the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. For public and nonpublic entities, the amendments in this ASU are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The adoption of this guidance is not expected to have an impact on New England Bancshares’ results of operations or financial position.

In September 2011, the FASB issued ASU 2011-09, “Disclosures About an Employer’s Participation in a Multiemployer Plan,” which amends ASC 715-80, “Compensation—Retirement Benefits—Multiemployer Plans,” and requires additional separate disclosures for multiemployer pension plans and multiemployer other postretirement benefit plans. This objective of this ASU is to help users of financial statements assess the potential future cash flow implications relating to an employer’s participation in multiemployer pension plans.

The disclosures also will indicate the financial health of all of the significant plans in which the employer participates and assist a financial statement user to access additional information that is available outside the financial statements. The amendments in this ASU are effective for fiscal years ending after December 15, 2011, with early adoption permitted. The amendments should be applied retrospectively for all prior periods presented. New England Bancshares does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities.” This ASU is to enhance current disclosures. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The amendments in this ASU are effective for annual periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. New England Bancshares does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” The amendments in this update defer those changes in ASU 2011-05 that relate to the presentation of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. All other requirements in ASU 2011-05 are not affected by this update. The amendments are effective during interim and annual periods beginning after December 15, 2011. New England Bancshares does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this annual report have been prepared in accordance with generally accepted accounting principles in the United States, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on New England Bancshares’ operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

STOCK OWNERSHIP

The following table provides information as of September 10, 2012, with respect to persons known by New England Bancshares to be the beneficial owners of more than 5% of New England Bancshares’ outstanding common stock. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or dispositive power. Percentages shown are based upon 5,807,684 shares of New England Bancshares’ common stock outstanding at September 10, 2012.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding
Wellington Management Company, LLP 280 Congress Street Boston, Massachusetts 02210	387,211 (1)	6.7%

New England Bank Employee Stock Ownership Plan 855 Enfield Street Enfield, Connecticut 06082	370,348 (2)	6.4%

Investors of America, Limited Partnership James F. Dierberg Dierberg Educational Foundation, Inc. 135 North Meramec Clayton, Missouri 63105	368,336 (3)	6.3%

(1)	Pursuant to a Schedule 13G filed by Wellington Management Company, LLP (“Wellington”), on February 14, 2012. Wellington reported shared dispositive power with respect to 387,211 and shared voting power with respect to 342,410 shares.
(2)	Includes 147,641 shares that have not been allocated to participants’ accounts. Under the terms of the ESOP, the ESOP trustee will vote shares allocated to participants’ accounts in the manner directed by the participants. The ESOP trustee, subject to its fiduciary responsibilities, will vote unallocated shares and allocated shares for which no timely voting instructions are received in the same proportion as shares for which the trustee has received timely voting instructions from participants.
(3)	Pursuant to a Schedule 13G/A filed by Investors of America, Limited Partnership, James F. Dierberg and Dierberg Educational Foundation, Inc. as members of a group (as such term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended) on February 9, 2009. Investors of America, Limited Partnership, James F. Dierberg and Dierberg Educational Foundation, Inc. reported sole voting and dispositive power with respect to 333,136 shares, 30,000 shares and 5,200 shares, respectively.

The following table provides information about the shares of New England Bancshares’ common stock that may be considered to be owned by each of its directors, by its named executive officers listed in the Summary Compensation Table included under “Executive Compensation,” and by all directors and executive officers as a group as of September 10, 2012. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or dispositive power. Unless otherwise indicated, none of the shares shown have been pledged as collateral and each of the named individuals has sole voting and dispositive power with respect to the shares shown.

Name	Number of Shares Owned		Percent of Common Stock Outstanding
Thomas O. Barnes	20,874		*
Lucien P. Bolduc	33,151		*
Peter T. Dow	49,172	(3)	*
William C. Leary	25,613		*
Myron J. Marek	24,375		*
Anthony M. Mattioli	9,616		*
Thomas P. O’Brien	25,000		*
David J. O’Connor	248,667	(4)	4.2%
John F. Parda	62,245	(5)	*
David J. Preleski	3,576		*
Kathryn C. Reinhard	10,000		*
Richard K. Stevens	53,075		*
Richard M. Tatoian	33,382		*

All executive officers, directors and director nominees as a group (16 persons)	613,778		10.0%

*	Less than 1% of shares outstanding.
(1)	Includes 19,852 shares that can be acquired pursuant to stock options within 60 days of September 10, 2012 by each of Messrs. Bolduc, Dow, Stevens and Tatoian; and 5,354 shares that can be acquired pursuant to stock options within 60 days of September 10, 2012 by each of Messrs. Leary and Marek. In addition, for each named executive officer listed, amounts include the following:

Name	Shares Allocated Under ESOP (Held in Trust) (a)	Shares Credited Under 401(k) Plan (Held in Trust)	Stock Options Exercisable within 60 Days
David J. O’Connor	29,738	32,466	133,666
Anthony M. Mattioli	—	—	3,440
John F. Parda	13,873	5,594	25,129

(a)	Executives have voting but not dispositive power with respect to shares of restricted stock and shares allocated to them under the ESOP.

(2)	Based on 5,807,684 shares of New England Bancshares’ common stock outstanding as of September 10, 2012.
(3)	Includes 20,158 shares held in a trust in which Mr. Dow shares voting and dispositive power.
(4)	Includes 703 shares held in a trust in which Mr. O’Connor shares voting and dispositive power.
(5)	Includes 464 shares held in a trust in which Mr. Parda shares voting and dispositive power.

LEGAL MATTERS

The validity of the United Financial Bancorp common stock to be issued in the proposed merger has been passed upon for United Financial Bancorp by Kilpatrick Townsend & Stockton LLP, Washington, DC.

EXPERTS

The consolidated financial statements of New England Bancshares as of and for the years ended March 31, 2012 and 2011 and for each of the two years in the period ended March 31, 2012 have been included in this proxy statement/prospectus in reliance upon the report of Shatswell, MacLeod & Company, P.C., independent registered public accounting firm, as stated in their report appearing herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of United Financial Bancorp as of December 31, 2011 and for the year then ended have been incorporated by reference into this proxy statement/prospectus in reliance on the report of Wolf & Company, P.C., independent public accounting firm, upon the authority of said firm as experts in accounting and auditing in giving said reports.

The consolidated financial statements of United Financial Bancorp as of December 31, 2010 and 2009 and for each of the two years in the period ended December 31, 2010, have been incorporated by reference into this proxy statement/prospectus in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing in giving said reports.

SHAREHOLDER PROPOSALS

New England Bancshares will hold an annual meeting for the year ended March 31, 2013 only if the merger is not completed. New England Bancshares’ bylaws provide that for a shareholder to make nominations for the election of directors or proposals for the business to be brought before an annual meeting, a shareholder must deliver notice of such nominations and/or proposals in writing to the Secretary of New England Bancshares not less than 90 days before the date of the annual meeting. However, if less than 100 days notice or prior public disclosure of the date of annual meeting is given to shareholders, such notice must be received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed to shareholders or prior public disclosure of the meeting date was made.

WHERE YOU CAN FIND MORE INFORMATION

United Financial Bancorp files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document United Financial Bancorp files with the SEC at its public reference room located at 100 F Street, NE, Room 1580, Washington DC 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, at 100 F Street, NE, Room 1580, Washington DC 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities.

United Financial Bancorp filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of United Financial Bancorp common stock to be issued to New England Bancshares shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of United Financial Bancorp in addition to being a proxy statement of New England Bancshares for its special meeting. As permitted by the SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.

All information concerning United Financial Bancorp and its subsidiaries has been furnished by United Financial Bancorp and all information concerning New England Bancshares and its subsidiaries has been furnished by New England Bancshares.

Each New England Bancshares shareholder will receive a separate copy of this proxy statement/prospectus, regardless of whether such shareholder is residing at a shared address with one or more other New England Bancshares shareholders.

You should rely only on the information contained in this proxy statement/prospectus when evaluating the agreement and plan of merger and the proposed merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated September 21, 2012. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to shareholders of New England Bancshares nor the issuance of shares of United Financial Bancorp common stock as contemplated by the agreement and plan of merger shall create any implication to the contrary.

United Financial Bancorp incorporates by reference additional documents that it may file with the Securities and Exchange Commission between the date of this document and the date of the shareholder meetings. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 or 7.01 of Form 8-K), as well as proxy statements.

UNITED FINANCIAL BANCORP FILINGS (FILE NO. 000-52947)

Filings	Period of Report or Date Filed
• Annual Report on Form 10-K	Year ended December 31, 2011

• Proxy Statement on Schedule 14A	March 14, 2012

• Quarterly Report Form 10-Q	Quarters ended June 30, 2012 and March 31, 2012

• Current Reports on Form 8-K	January 23, 2012, February 10, 2012, April 20, 2012, May 17, 2012, May 31, 2012, July 20, 2012, August 1, 2012 and August 21, 2012 (other than information furnished under Regulation FD)

• The description of United Financial common stock set forth in the Registration Statement on Form 8-K filed December 3, 2007, which incorporates by reference the portion of the “Description of Capital Stock of United Financial—Maryland Following the Conversion” contained in United Financial Bancorp’s prospectus filed pursuant to Rule 424(b)(3) on October 24, 2007.

Documents incorporated by reference are available from United Financial Bancorp without charge (except for exhibits to the documents unless the exhibits are specifically incorporated in this document by reference). You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from United Financial Bancorp at the following address:

United Financial Bancorp, Inc.

95 Elm Street

West Springfield, Massachusetts 01089

Attention: Terry J. Bennett, Corporate Secretary

Telephone: (413) 787-1700

If you would like to request documents from United Financial Bancorp, please do so by October 25, 2012 to receive them before each company’s meeting of shareholders. If you request any incorporated documents, United Financial Bancorp will mail them to you by first-class mail, or other equally prompt means, within one business day of its receipt of your request.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

Condensed Consolidated Balance Sheets

(Dollars in thousands)

	June 30, 2012	March 31, 2012
	(Unaudited)
ASSETS
Cash and due from banks	$8,492	$9,666
Interest-bearing demand deposits with other banks	58,195	52,398
Money market mutual funds	251	—

Total cash and cash equivalents	66,938	62,064
Investments in available-for-sale securities, at fair value	57,822	61,587
Federal Home Loan Bank stock, at cost	4,100	4,100
Loans, net of allowance for loan losses of $5,815 as of June 30, 2012 and $5,697 as of March 31, 2012	559,562	552,246
Loans held for sale	140	—
Premises and equipment, net	6,026	6,161
Other real estate owned	931	1,491
Accrued interest receivable	2,329	2,392
Deferred income taxes, net	4,744	4,741
Cash surrender value of life insurance	10,456	10,371
Identifiable intangible assets	826	915
Goodwill	16,783	16,783
Other assets	2,365	3,651

Total assets	$733,022	$726,502

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$73,887	$69,412
Interest-bearing	513,601	511,856

Total deposits	587,488	581,268
Advanced payments by borrowers for taxes and insurance	2,830	1,504
Federal Home Loan Bank advances	32,508	33,044
Subordinated debentures	3,929	3,927
Securities sold under agreements to repurchase	28,477	27,752
Other liabilities	5,106	5,637

Total liabilities	660,338	653,132

Stockholders’ Equity:
Preferred stock, par value $.01 per share: 1,000,000 shares authorized; none issued	—	—
Common stock, par value $.01 per share: 19,000,000 shares authorized; 6,947,012 shares issued at June 30, 2012 and 6,945,591 shares issued at March 31, 2012	69	69
Paid-in capital	60,020	60,001
Retained earnings	24,573	23,942
Unearned ESOP shares, 147,641 shares at June 30, 2012 and March 31, 2012	(1,476)	(1,476)
Treasury stock, 1,139,328 shares at June 30, 2012 and 998,967 shares at March 31, 2012, at cost	(11,121)	(9,625)
Unearned shares, stock-based plans, no shares at June 30, 2012 and March 31, 2012	—	—
Accumulated other comprehensive income	619	459

Total stockholders’ equity	72,684	73,370

Total liabilities and stockholders’ equity	$733,022	$726,502

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended June 30,
	2012	2011
Interest and dividend income:
Interest on loans	$7,460	$7,518
Interest and dividends on securities:
Taxable	231	360
Tax-exempt	169	170
Interest on federal funds sold, interest-bearing deposits and dividends on money market mutual funds	45	29

Total interest and dividend income	7,905	8,077

Interest expense:
Interest on deposits	1,836	2,123
Interest on advanced payments by borrowers for taxes and insurance	5	5
Interest on Federal Home Loan Bank advances	274	317
Interest on subordinated debentures	27	25
Interest on securities sold under agreements to repurchase	55	47

Total interest expense	2,197	2,517

Net interest and dividend income	5,708	5,560
Provision for loan losses	360	359

Net interest and dividend income after provision for loan losses	5,348	5,201

Noninterest income:
Service charges on deposit accounts	384	337
Gain on securities, net	197	62
Gain on sale of loans	120	22
Increase in cash surrender value of life insurance policies .	85	88
Other income	118	71

Total noninterest income	904	580

Noninterest expense:
Salaries and employee benefits	2,114	2,268
Occupancy and equipment expense	756	833
Advertising and promotion	133	154
Professional fees	145	167
Data processing expense	174	169
FDIC insurance assessment	159	230
Stationery and supplies	27	42
Amortization of identifiable intangible assets	89	100
Write-down of other real estate owned	89	141
Other real estate owned	44	20
Merger related expenses	510	—
Other expense	481	467

Total noninterest expense	4,721	4,591

Income before income taxes	1,531	1,190
Income tax expense	730	411

Net income	$801	$779

Earnings per share:
Basic	$0.14	$0.13
Diluted	0.14	0.13
Dividends per share	0.03	0.03
Comprehensive income:
Net income	$801	$779
Other comprehensive income, net of tax:
Unrealized gain on securities available for sale	160	406

Comprehensive income	$961	$1,185

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

Condensed Consolidated Statements Changes in Stockholders’ Equity

For the Three Months Ended June 30, 2012 and 2011

(in thousands except for share amounts)

	Common Stock		Paid-in	Retained	Unearned ESOP	Unearned Shares Stock- Based Incentive	Treasury	Accumulated Other Comprehensive
	Shares	Amount	Capital	Earnings	Shares	Plans	Stock	Income	Total
Balance, March 31, 2011	6,938,087	$69	$59,876	$20,091	$(1,714)	$(386)	$(7,431)	$186	$70,691
Compensation cost for stock-based incentive plans	—	—	33	—	—	34	—	—	67
Dividends paid ($0.03 per share)	—	—	—	(179)	—	—	—	—	(179)
Comprehensive income:
Net income	—	—	—	779	—	—	—	—	779
Other comprehensive income, net of tax effect	—	—	—	—	—	—	—	406	406

Balance, June 30, 2011	6,938,087	$69	$59,909	$20,691	$(1,714)	$(352)	$(7,431)	$592	$71,764

Balance, March 31, 2012	6,945,591	$69	$60,001	$23,942	$(1,476)	$—	$(9,625)	$459	$73,370
Proceeds from exercise of stock options	1,421	—	13	—	—	—	—	—	13
Compensation cost for stock-based incentive plans	—	—	6	—	—	—	—	—	6
Dividends paid ($0.03 per share)	—	—	—	(170)	—	—	—	—	(170)
Treasury stock purchases (140,361 shares)	—	—	—	—	—	—	(1,496)	—	(1,496)
Comprehensive income:
Net income	—	—	—	801	—	—	—	—	801
Other comprehensive income, net of tax effect	—	—	—	—	—	—	—	160	160

Balance, June 30, 2012	6,947,012	$69	$60,020	$24,573	$(1,476)	$—	$(11,121)	$619	$72,684

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Three Months Ended June 30,
	2012	2011
Cash flows from operating activities:
Net income	$801	$779
Adjustments to reconcile net income to net cash provided by operating activities:
Net amortization of fair value adjustments	30	(21)
Accretion of securities, net	70	16
Gain on sales and calls of investments, net .	(197)	(62)
Writedown of other real estate owned .	89	141
Provision for loan losses	360	359
Gain on sale of loans, net	(120)	(22)
Loans originated for sale	(4,222)	(575)
Proceeds from sale of loans for sale	4,202	597
(Gain) loss on sale of other real estate owned	(7)	15
Change in deferred loan origination costs, net	3	(59)
Depreciation and amortization	179	247
Decrease in accrued interest receivable	63	47
Deferred income tax expense (benefit)	(105)	—
Increase in cash surrender value of life insurance policies	(85)	(88)
Decrease in prepaid expenses and other assets	1,282	1,716
Amortization of identifiable intangible assets	89	100
Increase (decrease) in accrued expenses and other liabilities	(590)	53
Compensation cost for stock option plan	6	33
Compensation cost for stock-based incentive plan	—	34

Net cash provided by operating activities	1,848	3,310

Cash flows from investing activities:
Purchases of available-for-sale securities	(10,373)	(7,493)
Proceeds from sales of available-for-sale securities	6,134	6,179
Proceeds from maturities of available-for-sale securities	8,452	4,296
Proceeds from sales of other real estate owned	478	144
Loan originations and principal collections, net	(7,707)	(3,510)
Purchases of loans	—	—
Proceeds from sale of loans	—	1,655
Capital expenditures - premises and equipment	(40)	(269)

Net cash (used in) provided by investing activities	(3,056)	1,002

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

(continued)

	Three Months Ended June 30,
	2012	2011
Cash flows from financing activities:
Net increase in demand, NOW, MMDA and savings accounts	8,427	14,964
Net (decrease) increase in time deposits	(2,207)	6,420
Net increase in advanced payments by borrowers for taxes and insurance	1,326	1,213
Principal payments on Federal Home Loan Bank advances	(536)	(486)
Net increase in securities sold under agreement to repurchase	725	3,870
Purchase of treasury stock	(1,496)	—
Payments of cash dividends on common stock	(170)	(178)
Proceeds from exercise of stock options	13	—

Net cash provided by financing activities	6,082	25,803

Net increase in cash and cash equivalents	4,874	30,115
Cash and cash equivalents at beginning of period	62,064	43,612

Cash and cash equivalents at end of period	$66,938	$73,727

Supplemental disclosures:
Interest paid	$2,185	$2,534
Income taxes paid	599	156
Loans transferred to other real estate owned	—	104

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW ENGLAND BANCSHARES, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

NOTE 1 - Nature of Operations

New England Bancshares, Inc. (“New England Bancshares” or the “Company”) is a Maryland corporation and the bank holding company for New England Bank (the “Bank”). The principal asset of the Company is its investment in the Bank. The Company was organized in 2005 in connection with the “second-step” mutual-to-stock conversion of Enfield Mutual Holding Company.

The Bank, incorporated in 1999, is a Connecticut chartered commercial bank headquartered in Enfield, Connecticut. The Bank’s deposits are insured by the FDIC. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits primarily in residential real estate loans, commercial real estate loans, and commercial loans, and to a lesser extent, construction and consumer loans.

On May 31, 2012, the Company executed a definitive merger agreement with United Financial Bancorp, Inc. (“United Financial”) under which United Financial will acquire the Company in a transaction valued then at $91 million based on United Financial’s 20 day volume weighted average stock price of $15.89 as of May 30, 2012.

Under the terms of the definitive merger agreement, at the effective time of the merger, each share of the Company’s common stock will be converted to 0.9575 of a share of United Financial common stock. The consideration received by the Company’s stockholders is intended to qualify as a tax-free transaction. The transaction has been approved by the boards of directors of both the Company and United Financial.

NOTE 2 - Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements and the instructions to Form 10-Q, and accordingly do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, the accompanying unaudited consolidated financial statements reflect all adjustments necessary, consisting of only normal recurring accruals, to present fairly the financial position, results of operations and cash flows of the Company for the periods presented. In preparing the interim financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. The interim results of operations presented are not necessarily indicative of the operating results to be expected for the year ending March 31, 2013 or any interim period.

While management believes that the disclosures presented are adequate so as not to make the information misleading, it is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes included in the Company’s Form 10-K for the year ended March 31, 2012.

The condensed consolidated balance sheet as of March 31, 2012 was derived from the Company’s audited financial statements, but does not include all the disclosures required by accounting principles generally accepted in the United States of America.

NOTE 3 - Earnings per Share (EPS)

Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. As of June 30, 2012, 110,563 shares were anti-dilutive for the three month period, compared to 148,563 anti-dilutive shares for the three month period ended June 30, 2011. Anti-dilutive shares are stock options with exercise prices in excess of the weighted-average market value for the same period and are not included in the determination of diluted earnings per share. Unallocated common shares held by the Bank’s employee stock ownership plan are not included in the weighted-average number of common shares outstanding for purposes of calculating both basic and diluted EPS.

	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	(In Thousands)
Three Months ended June 30, 2012
Basic EPS
Net income	$801	—
Dividends and undistributed earnings allocated to unvested shares	—	—

Net income and income available to common stockholders	801	5,687,051	$0.14
Effect of dilutive securities options	—	90,495

Diluted EPS
Income available to common stockholders and assumed conversions	$801	5,777,546	$0.14

Three Months ended June 30, 2011
Basic EPS
Net income	$779	—
Dividends and undistributed earnings allocated to unvested shares	(1)	—

Net income and income available to common stockholders	778	5,939,177	$0.13
Effect of dilutive securities options	—	66,270

Diluted EPS
Income available to common stockholders and assumed conversions	$778	6,005,447	$0.13

NOTE 4 - Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.” The amendments in this ASU explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments in this ASU are to be applied prospectively. The amendments are effective during interim and annual periods beginning after December 15, 2011. The Company does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income.” The objective of this ASU is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. Under this ASU, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. An entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. An entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this ASU should be applied retrospectively. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, “Intangibles – Goodwill and Other”, an update to ASC 350, “Intangibles – Goodwill and Other.” ASU 2011-08 simplifies how entities, both public and nonpublic, test goodwill for impairment. The amendments in this update permit an entity to first assess qualitative factors to determine whether it is more likely than not the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. For public and nonpublic entities, the amendments in this ASU are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The adoption of this guidance is not expected to have an impact on the Company’s results of operations or financial position.

In September 2011, the FASB issued ASU 2011-09, “Disclosures About an Employer’s Participation in a Multiemployer Plan,” which amends ASC 715-80, “Compensation – Retirement Benefits – Multiemployer Plans,” and requires additional separate disclosures for multiemployer pension plans and multiemployer other postretirement benefit plans. This objective of this ASU is to help users of financial statements assess the potential future cash flow implications relating to an employer’s participation in multiemployer pension plans. The disclosures also will indicate the financial health of all of the significant plans in which the employer participates and assist a financial statement user to access additional information that is available outside the financial statements. The amendments in this ASU are effective for fiscal years ending after December 15, 2011, with early adoption permitted. The amendments should be applied retrospectively for all prior periods presented. The Company does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities.” This ASU is to enhance current disclosures. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The amendments in this ASU are effective for annual periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” The amendments in this update defer those changes in ASU 2011-05 that relate to the presentation of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. All other requirements in ASU 2011-05 are not affected by this update. The amendments are effective during interim and annual periods beginning after December 15, 2011. The Company does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

NOTE 5 - Stock-Based Incentive Plan

At June 30, 2012, the Company maintained a stock-based incentive plan and an equity incentive plan. For the three months ended June 30, 2012 and 2011, compensation cost for the Company’s stock plans was measured at the grant date based on the value of the award and was recognized over the service period, which was the vesting period. The compensation cost that has been charged against income in the three months ended June 30, 2012 and 2011 for the granting of stock options under the plans was $6,000 and $33,000, respectively. The Company did not grant any options during the three months ended June 30, 2012. During the three months June 2011, the Company granted 20,000 stock options.

There was no compensation cost charged against income for the three months ended June 30, 2012 for the granting of restricted stock. The compensation cost that has been charged against income for the granting of restricted stock awards under the plan for the three months ended June 30, 2011 was $34,000.

NOTE 6 - Loans

A summary of the balances of loans follows:

	June 30, 2012	March 31, 2012
	(In thousands)
Residential real estate:
1-4 family	$121,216	$125,636
Home equity loans	36,078	37,724
Commercial real estate	299,366	289,057
Consumer loans	9,639	9,772
Commercial loans	97,995	94,668

Total loans	564,294	556,857

Allowance for loan losses	(5,815)	(5,697)
Net deferred loan fees	1,083	1,086

Loans, net	$559,562	$552,246

The Company has transferred a portion of its originated commercial real estate loans and commercial loans to participating lenders. The amounts transferred have been accounted for as sales and therefore not included in the Company’s accompanying consolidated balance sheets. The Company and participating lenders share ratably in any gains and losses that may result from a borrower’s lack of compliance with contractual terms of the loan. The Company continues to service the loans on behalf of the participating lenders and, as such, collects cash payments from the borrowers, remits payments (net of servicing fees) to participating lenders and disburses required escrow funds to relevant parties. At June 30, 2012 and March 31, 2012, the Company was servicing loans for participants aggregating $13.5 million and $13.3 million, respectively.

NOTE 7 - Allowance for Loan Losses and Impaired Assets

Analysis and Determination of the Allowance for Loan Losses. We maintain an allowance for loan losses to absorb probable losses inherent in the existing portfolio. When a loan, or portion thereof, is considered uncollectible and reasonably estimable, it is charged against the allowance. Recoveries of amounts previously charged-off are added to the allowance when collected. The adequacy of the allowance for loan losses is evaluated on a regular basis by management. Based on management’s judgment, the allowance for loan losses covers all known losses and inherent losses in the loan portfolio.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of specific allowances for identified problem loans and a general valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

Specific Allowances for Identified Problem Loans. We establish an allowance on identified problem loans based on factors including, but not limited to: (1) the borrower’s ability to repay the loan; (2) the type and value of the collateral; (3) the strength of our collateral position; and (4) the borrower’s repayment history.

General Valuation Allowance on the Remainder of the Portfolio. We also establish a general allowance by applying loss factors to the remainder of the loan portfolio to capture the inherent losses associated with the lending activity. This general valuation allowance is determined by segregating the loans by loan category and assigning loss factors to each category. The loss factors are determined based on our historical loss experience, delinquency trends and management’s evaluation of the collectability of the loan portfolio. Based on management’s judgment, we may adjust the loss factors due to: (1) changes in lending policies and procedures; (2) changes in existing general economic and business conditions affecting our primary market area; (3) credit quality trends; (4) collateral value; (5) loan volumes and concentrations; (6) seasoning of the loan portfolio; (7) recent loss experience in particular segments of the portfolio; (8) duration of the current business cycle; and (9) bank regulatory examination results. Loss factors are re-evaluated quarterly to ensure their relevance in the current real estate environment.

Activity in the allowance for loan losses is summarized below:

	Residential	Home Equity Loans	Commercial Real Estate	Consumer Loans	Commercial Loans	Total
	(In thousands)
Balance March 31, 2012	$789	$127	$2,794	$64	$1,923	$5,697
Provision	143	87	(186)	(8)	324	360
Charge Offs	(143)	(71)	(44)	—	(24)	(282)
Recoveries	28	—	—	3	9	40

Balance June 30, 2012	$817	$143	$2,564	$59	$2,232	$5,815

Balance March 31, 2011	$738	$154	$1,981	$99	$2,714	$5,686
Provision	7	4	179	(3)	172	359
Charge Offs	(170)	0	(191)	(9)	(87)	(457)
Recoveries	0	0	0	6	3	9

Balance June 30, 2011	$575	$158	$1,969	$93	$2,802	$5,597

The following table presents the balance in the allowance for loan losses by portfolio segment and based on impairment evaluation method as of June 30, 2012:

	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
	(In thousands)
Allowance for loan losses:
1-4 Family Residential	$358	$459	$817
Home equity loans	—	143	143
Commercial real estate	861	1,703	2,564
Consumer loans	—	59	59
Commercial loans	834	1,398	2,232

Total allowance for loan losses	$2,053	$3,762	$5,815

Loan balances:
1-4 Family Residential	$2,152	$119,064	$121,216
Home equity loans	—	36,078	36,078
Commercial real estate	3,665	295,701	299,366
Consumer loans	—	9,639	9,639
Commercial loans	2,530	95,465	97,995

Total loan balances	$8,347	$555,947	$564,294

The following table presents the balance in the allowance for loan losses by portfolio segment and based on impairment evaluation method as of March 31, 2012:

	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
	(In thousands)
Allowance for loan losses:
1-4 Family Residential	$15	$774	$789
Home equity loans	—	127	127
Commercial real estate	207	2,587	2,794
Consumer loans	—	64	64
Commercial loans	372	1,551	1,923

Total allowance for loan losses	$594	$5,103	$5,697

Loan balances:
1-4 Family Residential	$1,247	$124,389	$125,636
Home equity loans	—	37,724	37,724
Commercial real estate	9,961	279,096	289,057
Consumer loans	—	9,772	9,772
Commercial loans	4,103	90,565	94,668

Total loan balances	$15,311	$541,546	$556,857

There have been no significant changes in the Company’s methodology for evaluating the allowance for loan losses.

Risk Characteristics by Portfolio Segment. Loans secured by one- to four-family residential real estate have historically been the least risky loan type. However they are affected by declines in the general residential housing market, unemployment and under-employment, and the tightening of lending requirements and standards. Loans secured by commercial real estate, including multi-family loans, generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial real estate lending is the borrower’s creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property’s value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a building having a value which is insufficient to assure full repayment. Commercial loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections depend on the borrower’s continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

Credit Risk Management. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status. We make initial contact with the borrower when the loan becomes 15 days past due. If payment is not received by the 30th day of delinquency, additional letters and phone calls generally are made. Typically, when the loan becomes 60 days past due, we send a letter notifying the borrower that we may commence legal proceedings if the loan is not paid in full within 30 days. Generally, loan workout arrangements are made with the borrower at this time; however, if an arrangement cannot be structured before the loan becomes 90 days past due, we will send a formal demand letter and, once the time period specified in that letter expires, commence legal proceedings against any real property that secures the loan or attempt to repossess any business assets or personal property that secures the loan. If a foreclosure action is instituted and the loan is not brought current, paid in full or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure.

We consider repossessed assets and loans that are 90 days or more past due to be non-performing assets. Past due status is based on contractual terms of the loan. When a loan becomes 90 days delinquent, the loan is placed on non-accrual status at which time the accrual of interest ceases and an allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a non-accrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Management informs the Boards of Directors monthly of the amount of loans delinquent more than 90 days, all loans in foreclosure and all foreclosed and repossessed property that we own.

Banking regulations require us to review and classify our assets on a regular basis. In addition, the Connecticut Department of Banking and FDIC have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. “Substandard assets” must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. “Doubtful assets” have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable and there is a high possibility of loss. An asset classified “loss” is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a “special mention” category, described as assets that do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful, we establish a specific allowance for loan losses. If we classify an asset as loss, we charge off an amount equal to 100% of the portion of the asset classified as loss.

The following table shows the risk rating grade of the loan portfolio broken-out by type as of June 30, 2012. There were no loans rated doubtful or loss as of June 30, 2012.

	Real Estate Loans
	Residential	Home Equity	Commercial	Consumer	Commercial	Total
	(In thousands)
Grade:
Pass	$—	$—	$281,999	$—	$89,671	$371,670
Special mention	—	—	6,681	—	1,481	8,162
Substandard	4,700	219	10,686	48	6,843	22,496
Not formally rated	116,516	35,859	—	9,591	—	161,966

Total	$121,216	$36,078	$299,366	$9,639	$97,995	$564,294

The following table shows the risk rating grade of the loan portfolio broken-out by type as of March 31, 2012. There were no loans rated doubtful or loss as of March 31, 2012.

	Real Estate Loans
	Residential	Home Equity	Commercial	Consumer	Commercial	Total
	(In thousands)
Grade:
Pass	$—	$—	$266,757	$—	$86,360	$353,117
Special mention	—	—	7,896	—	1,356	9,252
Substandard	4,285	310	14,404	32	6,952	25,983
Not formally rated	121,351	37,414	—	9,740	—	168,505

Total	$125,636	$37,724	$289,057	$9,772	$94,668	$556,857

Impaired Loans. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The following table shows the Company’s impaired loans at June 30, 2012.

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
	(In thousands)
With no related allowance recorded:
Residential real estate:
1-4 family	$2,654	$3,206	$—	$1,795	$25
Home equity loans	218	219	—	109	2
Commercial real estate	6,240	7,418	—	7,375	60
Consumer loans	48	52	—	24	—
Commercial loans	3,431	4,344	—	3,323	25

Total impaired with no related allowance recorded	$12,591	$15,239	$—	$12,626	$112

With an allowance recorded:
Residential real estate:
1-4 family	$2,152	$2,215	$358	$1,232	$21
Home equity loans	—	—	—	—	—
Commercial real estate	3,665	3,665	861	2,558	54
Consumer loans	—	—	—	—	—
Commercial loans	2,530	2,530	834	1,709	29

Total impaired with an allowance recorded	$8,347	$8,410	$2,053	$5,499	$104

Total:
Residential real estate:
1-4 family	$4,806	$5,421	$358	$3,027	$46
Home equity loans	218	219	—	109	2
Commercial real estate	9,905	11,083	861	9,933	114
Consumer loans	48	52	—	24	—
Commercial loans	5,961	6,874	834	5,032	54

Total impaired loans	$20,938	$23,649	$2,053	$18,125	$216

The following table shows the Company’s impaired loans at March 31, 2012.

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Residential real estate:
1-4 family	$936	$973	$—	$1,843	$44
Home equity loans	—	—	—	184	—
Commercial real estate	8,510	8,590	—	5,458	501
Consumer loans	—	—	—	44	—
Commercial loans	3,214	3,967	—	2,482	162

Total impaired with no related allowance recorded	$12,660	$13,530	$—	$10,011	$707

With an allowance recorded:
Residential real estate:
1-4 family	$311	$389	$15	$1,470	$20
Home equity loans	—	—	—	—	—
Commercial real estate	1,451	1,482	207	3,792	72
Consumer loans	—	—	—	50	—
Commercial loans	889	913	372	2,156	45

Total impaired with an allowance recorded	$2,651	$2,784	$594	$7,468	$137

Total:
Residential real estate:
1-4 family	$1,247	$1,362	$15	$3,313	$64
Home equity loans	—	—	—	184	—
Commercial real estate	9,961	10,072	207	9,250	573
Consumer loans	—	—	—	94	—
Commercial loans	4,103	4,880	372	4,638	207

Total impaired loans	$15,311	$16,314	$594	$17,479	$844

Delinquencies. The following table provides information about delinquencies in our loan portfolio as of June 30, 2012.

	30-59 Days	Greater Than 60-89 Days	Greater Than 90 Days	Total Past Due	90 Days or More and Accruing	Nonaccrual loans
	(In thousands)
Residential real estate:
1-4 family	$—	$380	$1,684	$2,064	$—	$3,391
Home equity loans	38	—	50	88	—	219
Commercial real estate	1,401	1,070	5,810	8,281	—	7,318
Consumer loans	80	—	17	97	—	48
Commercial loans	1,767	626	3,112	5,505	—	3,906

Total	$3,286	$2,076	$10,673	$16,035	$—	$14,882

The following table provides information about delinquencies in our loan portfolio as of March 31, 2012.

	30-59 Days	Greater Than 60-89 Days	Greater Than 90 Days	Total Past Due	90 Days or More and Accruing	Nonaccrual loans
	(Dollars in Thousands)
Residential real estate	$2,771	$—	$2,217	$4,988	$—	$3,734
Commercial real estate	1,702	1,152	4,976	7,830	—	7,141
Home equity loans	112	154	84	350	—	170
Consumer loans	100	49	47	196	—	56
Commercial loans	1,641	154	3,545	5,340	—	4,072

Total	$6,326	$1,509	$10,869	$18,704	$—	$15,173

Troubled Debt Restructuring. The Bank did not restructure any troubled debt during the quarter ended June 30, 2012.

NOTE 8 - Other-Than-Temporary Impairment Losses

The following table summarizes gross unrealized losses and fair value, aggregated by investment category and length of time the investments have been in a continuous unrealized loss position, at June 30, 2012 and March 31, 2012:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)
June 30, 2012:
Debt securities issued by states of the United States and political subdivisions of the states	$9,024	$165	$1,517	$24	$10,541	$189
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	—	—	—	—	—	—
Mortgage-backed securities	6,866	58	609	23	7,475	81

Total temporarily impaired securities	$15,890	$223	$2,126	$47	$18,016	$270
Other-than-temporarily impaired securities Mortgage-backed securities	—	—	513	77	513	77

Total temporarily impaired and other than temporarily impaired securities	$15,890	$223	$2,639	$124	$18,529	$347

March 31, 2012:
Debt securities issued by states of the United States and political subdivisions of the states	$3,212	$37	$—	$—	$3,212	$37
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	11,219	240	1,502	51	12,721	291
Mortgage-backed securities	6,469	98	1,231	73	7,700	171

Total temporarily impaired securities	20,900	375	2,733	124	23,633	499
Other-than-temporarily impaired securities Mortgage-backed securities	—	—	372	82	372	82

Total temporarily impaired and other than temporarily impaired securities	$20,900	$375	$3,105	$206	$24,005	$581

Management has assessed the securities which are classified as available-for-sale and in an unrealized loss position at June 30, 2012 and determined the decline in fair value below amortized cost to be temporary, except for those securities described below. In making this determination management considered the period of time the securities were in a loss position, the percentage decline in comparison to the securities’ amortized cost, the financial condition of the issuer and the Company’s ability and intent to hold these securities until their fair value recovers to their amortized cost. Management believes the decline in fair value is primarily related to the current interest rate environment and not to the credit deterioration of the individual issuer, except for those securities described below.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market conditions warrant such evaluation. The investment securities portfolio is generally evaluated for other-than-temporary impairment under ASC 320-10, “Investments – Debt and Equity Securities.” However, certain purchased beneficial interests, including non-agency mortgage-backed securities and pooled trust preferred securities are evaluated using ASC 325-40, “Beneficial Interests in Securitized Financial Assets.”

For those debt securities for which the fair value of the security is less than its amortized cost and the Company does not intend to sell such security and it is more likely than not that it will not be required to sell such security prior to the recovery of its amortized cost basis less any credit losses, ASC 320-10 requires that the credit component of the other-than-temporary impairment losses be recognized in earnings while the noncredit component is recognized in other comprehensive loss, net of related taxes.

Activity related to the credit component recognized in earnings on debt securities held by the Company for which a portion of other-than-temporary impairment was recognized in other comprehensive income for the three months ended June 30, 2012 is as follows:

Non-Agency Mortgage-Backed
(In thousands)
Balance, April 1, 2012	$96
Additions for the credit component on debt securities in which other-than-temporary impairment was not previously recognized	17

Balance, June 30, 2012	$113

In accordance with ASC 320-10, the Company estimated the portion of loss attributable to credit using a discounted cash flow model. Significant inputs for the non-agency mortgage-backed securities included the estimated cash flows of the underlying collateral based on key assumptions, such as default rate, loss severity and prepayment rate. Assumptions used can vary widely from loan to loan, and are influenced by such factors as loan interest rate, geographical location of the borrower, borrower characteristics and collateral type. The present value of the expected cash flows was compared to the Company’s holdings to determine the credit-related impairment loss. Based on the expected cash flows derived from the model, the Company expects to recover the remaining unrealized losses on non-agency mortgage-backed securities. Significant assumptions used in the valuation of non-agency mortgage-backed securities were as follows as of June 30, 2012.

	Weighted Average	Range
		Minimum	Maximum
Prepayment rates	13.8%	5.1%	20.1%
Default rates	11.3	5.4	19.9
Loss severity	46.7	36.4	61.8

NOTE 9 - Fair Value Measurement Disclosures

The following table presents the fair value disclosures of assets and liabilities in accordance with ASC 820-10 which became effective for the Company’s consolidated financial statements on April 1, 2008. The fair value hierarchy established by this guidance is based on observable and unobservable inputs participants use to price an asset or liability. ASC 820-10 has prioritized these inputs into the following fair value hierarchy:

Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that are available at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs - Unobservable inputs for determining the fair value of the asset or liability and are based on the entity’s own assumptions about the assumptions that market participants would use to price the asset or liability.

The following summarizes assets measured at fair value on a recurring basis for the period ending:

	Fair Value Measurements at Reporting date Using:
	Total	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
June 30, 2012:
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$4,611	$350	$4,261	$—
Debt securities issued by states of the United States and political subdivisions of the states	26,529	828	25,282	419
Mortgage-backed securities	26,682	—	26,682	—

Total	$57,822	$1,178	$56,225	$419

March 31, 2012
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$6,470	$1,369	$5,101	$—
Debt securities issued by states of the United States and political subdivisions of the states	25,361	1,941	23,420	—
Mortgage-backed securities	29,756	10	29,746	—

Total	$61,587	$3,320	$58,267	$—

Under certain circumstances we make adjustments to fair value for our assets and liabilities although they are not measured at fair value on an ongoing basis. The following table presents the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarchy at June 30, 2012, for which a nonrecurring change in fair value has been recorded.

	Fair Value Measurements at Reporting Date Using:
	Total	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
	(In thousands)
Impaired loans	$6,294	$—	$—	$6,294
Other real estate owned	931	—	—	931

Total	$7,225	$—	$—	$7,225

The following are the carrying amounts and estimated fair values of the Company’s financial assets and liabilities at June 30, 2012:

	June 30, 2012
	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total
		(In thousands)
Financial Assets:
Cash and cash equivalents	$66,938	$66,938	$—	$—	$66,938
Available-for-sale securities	57,822	1,178	56,228	416	57,822
Federal Home Loan Bank stock	4,100	4,100	—	—	4,100
Loans, net	559,562	—	—	569,813	569,813
Loans held for sale	140	146	—	—	146
Accrued interest receivable	2,329	2,329	—	—	2,329

Financial liabilities:
Deposits	$587,488	$—	$—	$591,639	$591,639
Advanced payments by borrowers for taxes and insurance	2,830	2,830	—	—	2,830
FHLB advances	32,508	—	34,607	—	34,607
Securities sold under agreements to repurchase	28,477	—	28,478	—	28,478
Subordinated debentures	3,929	—	1,449	—	1,449
Due to Broker	1,178	1,178	—	—	1,178

The following are the carrying amounts and estimated fair values of the Company’s financial assets and liabilities at March 31, 2012:

	March 31, 2012
	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total
			(In thousands)
Financial Assets:
Cash and cash equivalents	$62,064	$62,064	$—	$—	$62,064
Available-for-sale securities	61,587	3,320	58,267	—	61,587
Federal Home Loan Bank stock	4,100	4,100	—	—	4,100
Loans, net	552,246	—	—	564,037	564,037
Loans held for sale	—	—	—	—	—
Accrued interest receivable	2,392	2,392	—	—	2,392

Financial liabilities:
Deposits	$581,268	$—	$585,961	$—	$585,961
Advanced payments by borrowers for taxes and insurance	1,504	1,504	—	—	1,504
FHLB advances	33,044	—	—	35,314	35,314
Securities sold under agreements to repurchase	27,752	—	27,753	—	27,753
Subordinated debentures	3,927	—	1,441	—	1,441
Due to Broker	1,119	1,119	—	—	1,119

NOTE 10 - OTHER COMPREHENSIVE INCOME

Other comprehensive income for the quarters ended June 30, 2012 and 2011 are as follows:

	June 30, 2012
	Before Tax Amount	Tax Effects	Net of Tax Amount
	(In Thousands)
Net unrealized holding gains on available-for-sale securities	$440	$(150)	$290
Reclassification adjustment for realized gains in net income	(197)	67	(130)
Other comprehensive benefit - director fee continuation plan	—	—	—

Total	$243	$(83)	$160

	June 30, 2011
	Before Tax Amount	Tax Effects	Net of Tax Amount
	(In Thousands)
Net unrealized holding gains on available-for-sale securities	$665	$(217)	$448
Reclassification adjustment for realized gains in net income	(62)	20	(42)
Other comprehensive benefit - director fee continuation plan	—	—	—

Total	$603	$(197)	$406

Accumulated other comprehensive income consists of the following as of:

	June 30, 2012	March 31, 2012
	(In thousands)
Net unrealized holding gains on available-for-sale securities, net of taxes (1)	$618	$458
Unrecognized director fee plan benefits, net of tax	1	1

Total	$619	$459

(1)	The June 30 and March 31, 2012 ending balance includes $113,000 and $82,000, respectively of unrealized losses in which other-than-temporary impairment has been recognized.

The Board of Directors

New England Bancshares, Inc.

Enfield, Connecticut

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the consolidated balance sheets of New England Bancshares, Inc. and Subsidiaries as of March 31, 2012 and 2011, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of New England Bancshares, Inc. and Subsidiaries as of March 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Shatswell, MacLeod & Company, P.C.
SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts

June 12, 2012

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

March 31, 2012 and 2011

(Dollars In Thousands, Except Per Share Amounts)

	2012	2011
ASSETS
Cash and due from banks	$9,666	$8,738
Interest-bearing demand deposits with other banks	52,398	34,865
Money market mutual funds	—	9

Total cash and cash equivalents	62,064	43,612
Investments in available-for-sale securities, at fair value	61,587	59,268
Federal Home Loan Bank stock, at cost	4,100	4,396
Loans, net of allowance for loan losses of $5,697 as of March 31, 2012 and $5,686 as of March 31, 2011	552,246	526,595
Premises and equipment, net	6,161	6,245
Other real estate owned	1,491	1,496
Accrued interest receivable	2,392	2,451
Deferred income taxes, net	4,741	4,874
Cash surrender value of life insurance	10,371	10,023
Identifiable intangible assets	915	1,287
Goodwill	16,783	16,783
Other assets	3,651	5,014

Total assets	$726,502	$682,044

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$69,412	$59,787
Interest-bearing	511,856	480,982

Total deposits	581,268	540,769
Advanced payments by borrowers for taxes and insurance	1,504	1,400
Federal Home Loan Bank advances	33,044	39,113
Subordinated debentures	3,927	3,918
Securities sold under agreements to repurchase	27,752	21,666
Other liabilities	5,637	4,487

Total liabilities	653,132	611,353

Stockholders’ Equity:
Preferred stock, par value $.01 per share: 1,000,000 shares authorized; none issued	—	—
Common stock, par value $.01 per share: 19,000,000 shares authorized; 6,945,591 shares issued at March 31, 2012 and 6,938,087 shares issued at March 31, 2011	69	69
Paid-in capital	60,001	59,876
Retained earnings	23,942	20,091
Unearned ESOP shares, 147,641 shares at March 31, 2012 and 181,515 at March 31, 2011	(1,476)	(1,714)
Treasury stock, 998,967 shares at March 31, 2012 and 781,411 March 31, 2011, at cost	(9,625)	(7,431)
Unearned shares, stock-based incentive plans, no shares at March 31, 2012 and 35,984 shares at March 31, 2011	—	(386)
Accumulated other comprehensive income	459	186

Total stockholders’ equity	73,370	70,691

Total liabilities and stockholders’ equity	$726,502	$682,044

The accompanying notes are an integral part of these consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended March 31, 2012 and 2011

(Dollars In Thousands, Except Per Share Amounts)

	2012	2011
Interest and dividend income:
Interest and fees on loans	$30,209	$30,496
Interest and dividends on securities:
Taxable	1,261	1,757
Tax-exempt	691	683
Interest on federal funds sold, interest-bearing deposits and dividends on money market mutual funds	166	123

Total interest and dividend income	32,327	33,059

Interest expense:
Interest on deposits	8,216	8,748
Interest on advanced payments by borrowers for taxes and insurance	15	15
Interest on Federal Home Loan Bank advances	1,225	1,827
Interest on subordinated debentures	103	168
Interest on securities sold under agreements to repurchase	213	261

Total interest expense	9,772	11,019

Net interest and dividend income	22,555	22,040
Provision for loan losses	1,600	2,013

Net interest and dividend income after provision for loan losses	20,955	20,027

Noninterest income:
Service charges on deposit accounts	1,407	1,321
Gain on securities, net	309	327
Impairment loss on securities (includes total losses of $33 net if $- recognized on other comprehensive income, pretax)	(33)	—
Gain on sale of loans	280	306
Increase in cash surrender value of life insurance policies .	348	367
Gain from legal settlement	1,283	—
Other income	422	205

Total noninterest income	4,016	2,526

Noninterest expense:
Salaries and employee benefits	8,966	8,585
Occupancy and equipment expense	3,213	3,358
Advertising and promotion	571	282
Professional fees	1,100	594
Data processing expense	710	675
FDIC insurance assessment	569	944
Stationery and supplies	190	213
Amortization of identifiable intangible assets	372	417
Write-down of other real estate owned	141	524
Other real estate owned	245	177
Other expense	2,027	2,008

Total noninterest expense	18,104	17,777

Income before income taxes	6,867	4,776
Income tax expense	2,308	1,622

Net income	$4,559	$3,154

Earnings per share:
Basic	$0.77	$0.53

Diluted	0.76	0.53

Dividends per share	0.12	0.10

The accompanying notes are an integral part of these consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended March 31, 2012 and 2011

(Dollars In Thousands, Except Per Share Amounts)

	Common Stock		Paid-in	Retained	Unearned ESOP	Unearned Shares Stock- Based Incentive	Treasury	Accumulated Other Comprehensive
	Shares	Amount	Capital	Earnings	Shares	Plans	Stock	Income	Total
Balance, March 31, 2010	6,938,087	$69	$59,786	$17,530	$(1,952)	$(522)	$(7,302)	$298	$67,907
ESOP shares released (33,884 shares)	—	—	4	—	238	—	—	—	242
Compensation cost for stock-based incentive plans	—	—	86	—	—	136	—	—	222
Dividends paid ($0.10 per share)	—	—	—	(593)	—	—	—	—	(593)
Treasury stock purchases (17,613 shares)	—	—	—	—	—	—	(129)	—	(129)
Comprehensive income:
Net income	—	—	—	3,154	—	—	—	—	—
Other comprehensive loss, net of tax effect	—	—	—	—	—	—	—	(112)	—
Comprehensive income	—	—	—	—	—	—	—	—	3,042

Balance, March 31, 2011	6,938,087	69	59,876	20,091	(1,714)	(386)	(7,431)	186	70,691
Issuance of stock for option exercise	7,504	—	61	—	—	—	—	—	61
ESOP shares released (33,874 shares)	—	—	86	—	238	—	—	—	324
Compensation cost for stock-based incentive plans	—	—	72	—	—	57	—	—	129
Dividends paid ($0.12 per share)	—	—	—	(708)	—	—	—	—	(708)
Treasury stock purchases (192,209 shares)	—	—	—	—	—	—	(1,959)	—	(1,959)
Transfer of ungranted incentive stock to treasury stock (25,347 shares)	—	—	(94)	—	—	329	(235)	—	—
Comprehensive income:
Net income	—	—	—	4,559	—	—	—	—	—
Other comprehensive loss, net of tax effect	—	—	—	—	—	—	—	273	—
Comprehensive income	—	—	—	—	—	—	—	—	4,832

Balance, March 31, 2012	6,945,591	$69	$60,001	$23,942	$(1,476)	$—	$(9,625)	$459	$73,370

The accompanying notes are an integral part of these consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended March 31, 2012 and 2011

(In Thousands)

	2012	2011
Cash flows from operating activities:
Net income	$4,559	$3,154
Adjustments to reconcile net income to net cash provided by operating activities:
Net amortization (accretion) of fair value adjustments	117	(330)
Amortization (accretion) of securities, net	108	(16)
Gain on sales and calls of securities, net .	(309)	(327)
Writedown of available for sale securities .	33	—
Writedown of other real estate owned .	141	524
Provision for loan losses	1,600	2,013
Gain on sale of loans, net	(280)	(306)
Loans originated for sale	(4,802)	(5,082)
Proceeds from sale of loans for sale	4,952	5,240
(Gain) loss on sale of other real estate owned	(6)	40
Change in deferred loan origination costs, net	(200)	(696)
Depreciation and amortization	732	841
Loss on disposal of fixed assets	41	11
Decrease in accrued interest receivable	59	317
Deferred income tax benefit	(40)	(511)
Increase in cash surrender value of life insurance policies	(348)	(367)
Decrease in prepaid expenses and other assets	1,342	3,419
Amortization of identifiable intangible assets	372	417
Increase (decrease) in accrued expenses and other liabilities	570	(220)
ESOP shares released	285	274
Compensation cost for stock option plan	72	86
Compensation cost for stock-based incentive plan	57	136

Net cash provided by operating activities	9,055	8,617

Cash flows from investing activities:
Proceeds from maturities of interest-bearing time deposits with other banks	—	99
Purchases of available-for-sale securities	(46,067)	(41,309)
Proceeds from sales of available-for-sale securities	23,855	21,054
Proceeds from maturities of available-for-sale securities	21,126	25,626
Proceeds from redemption of Federal Home Loan Bank stock	296	—
Proceeds from sales of other real estate owned	333	361
Loan originations and principal collections, net	(31,406)	(6,252)
Purchases of loans	—	(10,555)
Recoveries of loans previously charged off	136	58
Proceeds from sale of loans	3,769	3,755
Non-refundable deposit on other real estate owned	13	—
Investment in life insurance policies	—	(70)
Capital expenditures - premises and equipment	(668)	(166)

Net cash used in investing activities	(28,613)	(7,399)

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended March 31, 2012 and 2011

(In Thousands)

(continued)

	2012	2011
Cash flows from financing activities:
Net increase in demand deposits, NOW, MMDA and savings accounts	38,353	23,360
Net increase in time deposits	2,146	90
Net increase in advanced payments by borrowers for taxes and insurance	104	229
Proceeds from Federal Home Loan Bank advances	—	14,298
Principal payments on Federal Home Loan Bank advances	(6,073)	(32,049)
Net increase (decrease) in securities sold under agreements to repurchase	6,086	(1,794)
Purchase of treasury stock	(1,959)	(129)
Proceeds from exercise of stock options	61	—
Payments of cash dividends on common stock	(708)	(593)

Net cash provided by financing activities	38,010	3,412

Net increase in cash and cash equivalents	18,452	4,630
Cash and cash equivalents at beginning of year	43,612	38,982

Cash and cash equivalents at end of year	$62,064	$43,612

Supplemental disclosures:
Interest paid	$9,800	$11,228
Income taxes paid	2,510	1,069
Increase in due to broker	619	500
Loans transferred to other real estate owned	536	1,303
Other real estate owned transferred to other assets	—	1,248
Other real estate owned transferred to loans	60	480

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended March 31, 2012 and 2011

NOTE 1 - NATURE OF OPERATIONS

New England Bancshares, Inc. (“New England Bancshares” or the “Company”) is a Maryland corporation and the bank holding company for New England Bank (the “Bank”). The principal asset of the Company is its investment in the Bank with branches in Hartford, Tolland and New Haven Counties. The Bank, incorporated in 1999, is a Connecticut chartered commercial bank headquartered in Enfield, Connecticut. The Bank’s deposits are insured by the FDIC. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits primarily in residential real estate loans, commercial real estate loans, and commercial loans, and to a lesser extent, home equity loans and lines of credit and consumer loans.

NOTE 2 - ACCOUNTING POLICIES

The accounting and reporting policies of the Company and its subsidiary conform to accounting principles generally accepted in the United States of America and predominant practices within the banking industry. The consolidated financial statements of the Company were prepared using the accrual basis of accounting. The significant accounting policies of the Company are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

USE OF ESTIMATES:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PRESENTATION:

The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated in the consolidation.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, interest bearing demand deposits with other banks and money market mutual funds. Cash and due from banks as of March 31, 2012 and 2011 includes $2.5 million and $2.3 million, respectively, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

SECURITIES:

Investments in debt securities are adjusted for amortization of premiums and accretion of discounts computed so as to approximate the interest method. Gains or losses on sales of investment securities are computed on a specific identification basis.

The Company classifies debt and equity securities with readily determinable fair values into one of two categories: available-for-sale or held-to-maturity. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. All other securities must be classified as available-for-sale.

—	Available-for-sale securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings but are reported as a net amount (less expected tax) in a separate component of stockholders’ equity until realized.

—	Held-to-maturity securities are measured at amortized cost in the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.

For any debt security with a fair value less than its amortized cost basis, the Company will determine whether it has the intent to sell the debt security or whether it is more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis. If either condition is met, the Company will recognize a full impairment charge to earnings. For all other debt securities that are considered other-than-temporarily impaired and do not meet either condition, the credit loss portion of impairment will be recognized in earnings as realized losses. The other-than-temporary impairment related to all other factors will be recorded in other comprehensive income.

Declines in marketable equity securities below their cost that are deemed other than temporary are reflected in earnings as realized losses.

As a member of the Federal Home Loan Bank of Boston (FHLB), the Company is required to invest in $100 par value stock of the FHLB. The FHLB capital structure mandates that members must own stock as determined by their Total Stock Investment Requirement which is the sum of a member’s Membership Stock Investment Requirement and Activity-Based Stock Investment Requirement. The Membership Stock Investment Requirement is calculated as 0.35% of member’s Stock Investment Base, subject to a minimum investment of $10,000 and a maximum investment of $25,000,000. The Stock Investment Base is an amount calculated based on certain assets held by a member that are reflected on call reports submitted to applicable regulatory authorities. The Activity-Based Stock Investment Requirement is calculated as 4.5% of a member’s outstanding principal balances of FHLB advances plus a percentage of advance commitments, 4.5% of standby letters of credit issued by the FHLB and 4.5% of the value of intermediated derivative contracts. Management evaluates the Company’s investment in the FHLB stock for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market conditions warrant such evaluation. Based on its most recent analysis of the FHLB as of March 31, 2012 management deems its investment in FHLB stock to be not other-than-temporarily impaired.

On February 23, 2012, the Federal Home Loan Bank of Boston notified the Bank of its intent to repurchase excess stock. On March 9, 2012, the Federal Home Loan Bank of Boston repurchased 2,957 shares of its stock from the Bank for $295,700.

LOANS:

Loans receivable that management has the intent and ability to hold until maturity or payoff, are reported at their outstanding principal balances adjusted for amounts due to borrowers on unadvanced loans, any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Interest on loans is recognized on a simple interest basis.

Loan origination, commitment fees and certain direct origination costs are deferred and the net amount amortized as an adjustment of the related loan’s yield by the interest method. Deferred amounts are recognized for fixed rate loans over the contractual life of the related loans. If the loan’s stated interest rate varies with changes in an index or rate, the effective yield used by the Bank for amortization is the index or rate that is in effect at the inception of the loan. Home equity line deferred fees are recognized using the straight-line method over the period the home equity line is active, assuming that borrowings are outstanding for the maximum term provided in the contract.

Residential real estate loans are generally placed on nonaccrual when reaching 90 days past due or in process of foreclosure. All closed-end consumer loans 90 days or more past due and any equity line in the process of foreclosure are placed on nonaccrual status. Secured consumer loans are written down to realizable value and unsecured consumer loans are charged-off upon reaching 120 or 180 days past due depending on the type of loan. Commercial real estate loans and commercial business loans and leases which are 90 days or more past due are generally placed on nonaccrual status, unless secured by sufficient cash or other assets immediately convertible to cash. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectability of principal is reasonably assured and the loan has performed for a period of time, generally six months.

Cash receipts of interest income on impaired loans are credited to principal to the extent necessary to eliminate doubt as to the collectability of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

General Component:

The general component of the allowance for loan losses is based on historical loss experience adjusted for qualitative factors stratified by the following loan segments: residential real estate, commercial real estate, commercial and consumer. Management uses a rolling average of historical losses based on a time frame appropriate to capture relevant loss data for each loan segment. This historical loss factor is adjusted for the following qualitative factors: levels/trends in delinquencies; trends in volume and terms of loans; effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; experience/ability/depth of lending management and staff; and national and local economic trends and conditions. There were no changes in the Company’s policies or methodology pertaining to the general component of the allowance for loan losses during fiscal year 2012.

The qualitative factors are determined based on the various risk characteristics of each loan segment. Risk characteristics relevant to each portfolio segment are as follows:

Residential real estate: The Company generally does not originate loans with a loan-to-value ratio greater than 80 percent and does not grant subprime loans. All loans in this segment are collateralized by owner-occupied residential real estate and repayment is dependent on the credit quality of the individual borrower. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

Commercial real estate: Loans in this segment are primarily income-producing properties throughout Connecticut. The underlying cash flows generated by the properties are adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, will have an effect on the credit quality in this segment. Management periodically obtains rent rolls and continually monitors the cash flows of these loans.

Home equity loans and lines of credit: Loans in this segment primarily include first and second mortgages on residential real estate and have maturities up to 15 years. The risks for this category are similar to the risks in the residential real estate category.

Commercial loans: Loans in this segment are made to businesses and are generally secured by assets of the business. Repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer spending, will have an effect on the credit quality in this segment.

Consumer loans: Loans in this segment are generally secured by non-real estate collateral, which includes mobile homes, vehicles and deposit accounts. To a lesser extent the Bank makes unsecured loans and repayment is dependent on the credit quality of the individual borrower.

Allocated Component:

The allocated component relates to loans that are classified as impaired. Impairment is measured on a loan by loan basis for commercial, commercial real estate and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent. An allowance is established when the discounted cash flows (or collateral value) of the impaired loan is lower than the carrying value of that loan. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential real estate loans for impairment disclosures, unless such loans are subject to a troubled debt restructuring agreement.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

The Company periodically may agree to modify the contractual terms of loans. When a loan is modified and a concession is made to a borrower experiencing financial difficulty, the modification is considered a troubled debt restructuring (“TDR”). All TDRs are initially classified as impaired.

Unallocated Component:

An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense.

Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets. Estimated lives are 10 to 50 years for buildings and premises and 3 to 20 years for furniture, fixtures and equipment. Expenditures for replacements or major improvements are capitalized; expenditures for normal maintenance and repairs are charged to expense as incurred.

OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with ASC 310-40, “Receivables – Troubled Debt Restructuring by Creditors.” These properties are carried at the lower of cost or estimated fair value less estimated costs to sell. Any writedown from cost to estimated fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses. Expenses incurred in connection with maintaining these assets, subsequent writedowns and gains or losses recognized upon sale, are included in other expense.

In accordance with ASC 310-10-35, “Receivables – Overall – Subsequent Measurements,” the Company classifies loans as in-substance repossessed or foreclosed if the Company receives physical possession of the debtor’s assets regardless of whether formal foreclosure proceedings take place.

INCOME TAXES:

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company’s assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

EXECUTIVE SUPPLEMENTAL RETIREMENT PLAN:

In connection with its Executive Supplemental Retirement Plan, the Company established a Rabbi Trust to assist in the administration of the plan. The accounts of the Rabbi Trust are consolidated in the Company’s financial statements. Any available-for-sale securities held by the Rabbi Trust are accounted for in accordance with ASC 320, “Investments – Debt and Equity Securities.” Until the plan benefits are paid, creditors may make claims against the trust’s assets if the Company becomes insolvent.

EARNINGS PER SHARE (“EPS”):

Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The Company had 113,721 and 155,664 anti-dilutive shares at March 31, 2012 and 2011, respectively. Anti-dilutive shares are stock options with weighted-average exercise prices in excess of the weighted-average market value of the Company’s stock for the same period. Unallocated common shares held by the Bank’s employee stock ownership plan are not included in the weighted-average number of common shares outstanding for purposes of calculating both basic and diluted EPS.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

ASC 825, “Financial Instruments,” requires that the Company disclose the estimated fair value for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets’ fair values.

Interest-bearing time deposits with other banks: Fair values of interest-bearing time deposits with other banks are estimated using discounted cash flow analyses based on current rates for similar types of deposits.

Securities (including mortgage-backed securities): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Advanced payments by borrowers for taxes and insurance: The carrying amounts of advance payments by borrowers for taxes and insurance approximate their fair values.

Federal Home Loan Bank advances: The fair value of Federal Home Loan Bank advances was determined by discounting the anticipated future cash payments by using the rates currently available to the Company for debt with similar terms and remaining maturities.

Subordinated debentures: Fair values of subordinated debentures are estimated using discounted cash flow analyses, using interest rates currently being offered for debentures with similar terms.

Securities sold under agreements to repurchase: The carrying amount reported on the consolidated balance sheet for securities sold under agreements to repurchase maturing within ninety days approximate its fair value. Fair values of other securities sold under agreements to repurchase are estimated using discounted cash flow analyses based on the current rates for similar types of borrowing arrangements.

Due to or from broker: The carrying amount of due to or from broker approximates its fair value.

Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

STOCK-BASED COMPENSATION:

At March 31, 2012, the Company has two stock-based incentive plans which are described more fully in Note 13; the Company accounts for the plans under ASC 718-10, “Compensation - Stock Compensation - Overall.” During the year ended March 31, 2012 and 2011, $140,000 and $248,000, respectively in stock-based employee compensation was recognized.

ADVERTISING COSTS:

It is the Company’s policy to expense advertising costs as incurred. Advertising and promotion expense is shown as a separate line item in the consolidated Statements of Income.

RECENT ACCOUNTING PRONOUNCEMENTS:

In July 2010, the FASB issued ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” This ASU is created to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. This ASU is intended to provide additional information to assist financial statement users in assessing the entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. The amendments in this ASU are effective as of the end of a reporting period for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The required disclosures are included in Note 4.

In December 2010, the FASB issued ASU 2010-28, “Intangibles – Goodwill and Other.” This ASU addresses when to perform step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this ASU are effective for fiscal years, and interim periods beginning after December 15, 2010. The adoption of this pronouncement did not have a material impact on the Company’s results of operation or financial position.

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations.” This ASU addresses diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. This ASU is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of this pronouncement did not have a material impact on the Company’s results of operation or financial position.

In April 2011, the FASB issued ASU 2011-02, “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring.” This ASU provides additional guidance or clarification to help creditors determine whether a restructuring constitutes a troubled debt restructuring. For public entities, the amendments in this ASU are effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. As a result of applying these amendments, an entity may identify receivables that are newly considered impaired, and should measure impairment on those receivables prospectively for the first interim or annual period beginning on or after June 15, 2011. Additional disclosures are also required under this ASU. The required disclosures are included in Note 4.

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.” The amendments in this ASU explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments in this ASU are to be applied prospectively. The amendments are effective during interim and annual periods beginning after December 15, 2011.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income.” The objective of this ASU is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. Under this ASU, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. An entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. An entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this ASU should be applied retrospectively. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, “Intangibles – Goodwill and Other”, an update to ASC 350, “Intangibles – Goodwill and Other.” ASU 2011-08 simplifies how entities, both public and nonpublic, test goodwill for impairment. The amendments in this update permit an entity to first assess qualitative factors to determine whether it is more likely than not the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. For public and nonpublic entities, the amendments in this ASU are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The adoption of this guidance is not expected to have an impact on the Company’s results of operations or financial position.

In September 2011, the FASB issued ASU 2011-09, “Disclosures About an Employer’s Participation in a Multiemployer Plan,” which amends ASC 715-80, “Compensation – Retirement Benefits - Multiemployer Plans,” and requires additional separate disclosures for multiemployer pension plans and multiemployer other postretirement benefit plans. This objective of this ASU is to help users of financial statements assess the potential future cash flow implications relating to an employer’s participation in multiemployer pension plans. The disclosures also will indicate the financial health of all of the significant plans in which the employer participates and assist a financial statement user to access additional information that is available outside the financial statements. The amendments in this ASU are effective for fiscal years ending after December 15, 2011, with early adoption permitted. The amendments should be applied retrospectively for all prior periods presented. The Company does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities.” This ASU is to enhance current disclosures. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The amendments in this ASU are effective for annual periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” The amendments in this update defer those changes in ASU 2011-05 that relate to the presentation of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. All other requirements in ASU 2011-05 are not affected by this update. The amendments are effective during interim and annual periods beginning after December 15, 2011. The Company does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

NOTE 3 - INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

Debt securities have been classified in the consolidated balance sheets according to management’s intent. The amortized cost of securities and their approximate fair values are as follows as of March 31:

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
March 31, 2012:
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$6,499	$8	$37	$6,470
Debt securities issued by states of the United States and political subdivisions of the states	25,322	330	291	25,361
Mortgage-backed securities	29,015	994	253	29,756

	$60,836	$1,332	$581	$61,587

March 31, 2011:
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$7,355	$25	$48	$7,332
Debt securities issued by states of the United States and political subdivisions of the states	19,372	83	688	18,767
Mortgage-backed securities	32,236	1,169	236	33,169
Marketable equity securities	9	—	—	9

	58,972	1,277	972	59,277
Money market mutual funds included in cash and cash equivalents	(9)	—	—	(9)

	$58,963	$1,277	$972	$59,268

The scheduled maturities of available-for-sale debt securities were as follows as of March 31, 2012:

Fair Value
(In Thousands)

Due in less than one year	$178
Due after one year through five years	1,398
Due after five years through ten years	4,528
Due after ten years	25,727
Mortgage-backed securities	29,756

$61,587

Proceeds from sales of available-for-sale securities for the year ended March 31, 2012 were $23.9 million. Gross realized gains and losses on those sales amounted to $306,000 and $3,000, respectively. Proceeds from sales of available-for-sale securities for the year ended March 31, 2011 were $21.1 million. Gross realized gains and losses on those sales amounted to $290,000 and $7,000, respectively. The tax expense applicable to these net realized gains in the years ended March 31, 2012 and 2011 amounted to $118,000 and $112,000, respectively.

As of March 31, 2012 and 2011, securities with carrying amounts of $29.6 million and $33.6 million, respectively, were pledged to secure securities sold under agreements to repurchase.

The aggregate fair value and unrealized losses of securities, including debt securities for which a portion of other-than-temporary impairment has been recognized in other comprehensive income (loss), that have been in a continuous unrealized-loss position for less than twelve months and for twelve months or more, are as follows:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In Thousands)
March 31, 2012:
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$3,212	$37	$—	$—	$3,212	$37
Debt securities issued by states of the United States and political subdivisions of the states	11,219	240	1,502	51	12,721	291
Mortgage-backed securities	6,469	98	1,231	73	7,700	171

Total temporarily impaired securities	20,900	375	2,733	124	23,633	499

Other-than-temporarily impaired securities Mortgage-backed securities	—	—	372	82	372	82

Total temporarily impaired and other-than-temporarily impaired securities	$20,900	$375	$3,105	$206	$24,005	$581

March 31, 2011:
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$3,000	$48	$—	$—	$3,000	$48
Debt securities issued by states of the United States and political subdivisions of the states	8,950	352	3,313	336	12,263	688
Mortgage-backed securities	2,446	15	1,123	117	3,569	132

Total temporarily impaired securities	14,396	415	4,436	453	18,832	868

Other-than-temporarily impaired securities
Mortgage-backed securities	—	—	384	104	384	104

Total temporarily impaired and other-than-temporarily impaired securities	$14,396	$415	$4,820	$557	$19,216	$972

Management has assessed the securities which are classified as available-for-sale and in an unrealized loss position at March 31, 2012 and determined the decline in fair value below amortized cost to be temporary. In making this determination management considered the period of time the securities were in a loss position, the percentage decline in comparison to the securities’ amortized cost, the financial condition of the issuer and the Company’s ability and intent to hold these securities until their fair value recovers to their amortized cost. Management believes the decline in fair value is primarily related to the current interest rate environment and market inefficiencies and not to the credit deterioration of the individual issuer.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market conditions warrant such evaluation. The investment securities portfolio is evaluated for other-than-temporary impairment in accordance with ASC 320-10, “Investment - Debt and Equity Securities.”

The following table summarizes other-than-temporary impairment losses on non-agency mortgage backed securities for the years ended March 31:

	2012	2011
	(In Thousands)
Total other-than-temporary impairment losses	$33	$—
Less: unrealized other-than-temporary Losses recognized in other comprehensive loss (1)	—	—

Net impairment losses recognized in earnings (2)	$33	$—

(1)	Represents the noncredit component of the other-than-temporary impairment on the securities.
(2)	Represents the credit component of the other-than-temporary impairment on securities.

Activity related to the credit component recognized in earnings on debt securities held by the Company for which a portion of other-than-temporary impairment was recognized in other comprehensive loss for the years ended March 31 are as follows:

	2012	2011
	Total	Total
	(In Thousands)

Balance, April 1	$63	$63
Additions for the credit component on debt securities in which other-than-temporary impairment was previously recognized	33	—

Balance, March 31	$96	$63

For the year ended March 31, 2012 and 2011, securities with other-than-temporary impairment losses related to credit that were recognized in earnings consisted of non-agency mortgage-backed securities. In accordance with ASC 320-10, the Company estimated the portion of loss attributable to credit using a discounted cash flow model. Significant inputs for the non-agency mortgage-backed securities included the estimated cash flows of the underlying collateral based on key assumptions, such as default rate, loss severity and prepayment rate. Assumptions used can vary widely from loan to loan, and are influenced by such factors as loan interest rate, geographical location of the borrower, borrower characteristics and collateral type. The present values of the expected cash flows were compared to the Company’s holdings to determine the credit-related impairment loss. Based on the expected cash flows derived from the model, the Company expects to recover the remaining unrealized losses on non-agency mortgage-backed securities. Significant assumptions used in the valuation of non-agency mortgage-backed securities were as follows:

	Weighted Average	Range
		Minimum	Maximum
March 31, 2012
Prepayment rates	11.3%	5.6%	18.6%
Default rates	7.2	3.0	16.2
Loss severity	56.9	45.4	70.9

March 31, 2011
Prepayment rates	14.9%	5.4%	20.6%
Default rates	5.3	0.3	9.9
Loss severity	57.4	39.9	67.0

NOTE 4 - LOANS

Loans consisted of the following as of March 31:

	2012	2011
	(In Thousands)

Residential real estate	$125,636	$149,740
Commercial real estate	289,057	251,743
Home equity loans	37,724	40,364
Consumer loans	9,772	8,581
Commercial loans	94,668	80,967

	556,857	531,395
Deferred loan origination costs, net	1,086	886
Allowance for loan losses	(5,697)	(5,686)

Loans, net	$552,246	$526,595

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during the year ended March 31, 2012. Total loans to such persons and their companies amounted to $2.7 million as of March 31, 2012. During the year ended March 31, 2012, principal payments totaled $1.6 million and principal advances amounted to $293,000.

Changes in the allowance for loan losses were as follows for the years ended March 31:

	Residential Real Estate	Home Equity Loans	Commercial Real Estate	Consumer Loans	Commercial Loans	Total
	(In thousands)

Balance March 31, 2010	$566	$177	$1,824	$39	$2,019	$4,625
Provision	308	(23)	187	118	1,423	2,013
Charge Offs	(145)	—	(30)	(65)	(770)	(1,010)
Recoveries	9	—	—	7	42	58

Balance March 31, 2011	$738	$154	$1,981	$99	$2,714	$5,686

Provision	372	(10)	1,126	(15)	127	1,600
Charge Offs	(379)	(17)	(313)	(42)	(974)	(1,725)
Recoveries	58	—	—	22	56	136

Balance March 31, 2012	$789	$127	$2,794	$64	$1,923	$5,697

The following table presents the balance in the allowance for loan losses by portfolio segment and based on impairment evaluation method as of March 31, 2012:

	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
	(In Thousands)
Allowance for loan losses:
Residential real estate	$15	$774	$789
Commercial real estate	207	2,587	2,794
Home equity loans	—	127	127
Consumer loans	—	64	64
Commercial loans	372	1,551	1,923

Total allowance for loan losses	$594	$5,103	$5,697

Loan balances:
Residential real estate	$1,247	$124,389	$125,636
Commercial real estate	9,961	279,096	289,057
Home equity loans	—	37,724	37,724
Consumer loans	—	9,772	9,772
Commercial loans	4,103	90,565	94,668

Total loan balances	$15,311	$541,546	$556,857

The following table presents the balance in the allowance for loan losses by portfolio segment and based on impairment evaluation method as of March 31, 2011:

	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
	(In Thousands)
Allowance for loan losses:
Residential real estate	$361	$377	$738
Commercial real estate	634	1,347	1,981
Home equity loans	—	154	154
Consumer loans	35	64	99
Commercial loans	667	2,047	2,714

Total allowance for loan losses	$1,697	$3,989	$5,686

Loan balances:
Residential real estate	$5,204	$144,536	$149,740
Commercial real estate	16,185	235,558	251,743
Home equity loans	184	40,180	40,364
Consumer loans	166	8,415	8,581
Commercial loans	4,954	76,013	80,967

Total loan balances	$26,693	$504,702	$531,395

The following table provides information about delinquencies and nonaccrual loans in our loan portfolio as of March 31, 2012:

	30-59 Days	60-89 Days	90 Days or More	Total Past Due	90 Days or More and Accruing	Nonaccrual loans
	(Dollars in Thousands)
Residential real estate	$2,771	$—	$2,217	$4,988	$—	$3,734
Commercial real estate	1,702	1,152	4,976	7,830	—	7,141
Home equity loans	112	154	84	350	—	170
Consumer loans	100	49	47	196	—	56
Commercial loans	1,641	154	3,545	5,340	—	4,072

Total	$6,326	$1,509	$10,869	$18,704	$—	$15,173

The following table provides information about delinquencies and nonaccrual loans in our loan portfolio as March 31, 2011:

	30-59 Days	60-89 Days	90 Days or More	Total Past Due	90 Days or More and Accruing	Nonaccrual loans
	(Dollars in Thousands)
Residential real estate	$757	$967	$2,772	$4,496	$214	$4,429
Commercial real estate	2,376	4,733	2,223	9,332	—	5,461
Home equity loans	533	—	89	622	—	184
Consumer loans	4	10	162	176	—	165
Commercial loans	812	1,510	2,069	4,391	—	3,203

Total	$4,482	$7,220	$7,315	$19,017	$214	$13,442

The following table shows the risk rating grade of the loan portfolio broken-out by type as of March 31, 2012 (In Thousands):

	Real Estate Loans
	Residential	Home Equity	Commercial	Consumer	Commercial	Total
Grade:
Pass…	$—	$—	$266,757	$—	$86,360	$353,117
Special mention	—	—	7,896	—	1,356	9,252
Substandard	4,285	310	14,404	32	6,952	25,983
Not formally rated	121,351	37,414	—	9,740	—	168,505

Total	$125,636	$37,724	$289,057	$9,772	$94,668	$556,857

The following table shows the risk rating grade of the loan portfolio broken-out by type as of March 31, 2011 (In Thousands):

	Real Estate Loans
	Residential	Home Equity	Commercial	Consumer	Commercial	Total
Grade:
Pass…	$—	$—	$228,171	$—	$71,980	$300,151
Special mention	—	—	7,387	—	4,033	11,420
Substandard	5,204	184	16,185	166	4,954	26,693
Not formally rated	144,536	40,180	—	8,415	—	193,131

Total	$149,740	$40,364	$251,743	$8,581	$80,967	$531,395

Credit Quality Information

The Company utilizes a ten grade internal loan rating system for commercial real estate, construction and commercial loans as follows:

Loans rated 1 – 6: Loans in these categories are considered “pass” rated loans with low to average risk.

Loans rated 7: Loans in this category are considered “special mention.” These loans are starting to show signs of potential weakness and are being closely monitored by management.

Loans rated 8: Loans in this category are considered “substandard.” Generally, a loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. There is a distinct possibility that the Company will sustain some loss if the weakness is not corrected.

Loans rated 9: Loans in this category are considered “doubtful.” Loans classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable.

Loans rated 10: Loans in this category are considered uncollectible (“loss”) and of such little value that their continuance as loans is not warranted.

On an annual basis, or more often if needed, the Company formally reviews the ratings on all commercial real estate, construction and commercial loans. For residential real estate and consumer loans, the Company initially assesses credit quality based upon the borrower’s ability to pay and subsequently monitors these loans based on borrower’s payment activity.

Information about loans that met the definition of an impaired loan in ASC 310-10-35, “Receivables – Overall – Subsequent Measurements,” was as follows as of March 31, 2012 (In Thousands):

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Residential real estate:
1-4 Family	$936	$973	$—	$1,843	$44
Home equity loans	—	—	—	184	—
Commercial real estate	8,510	8,590	—	5,458	501
Consumer loans	—	—	—	44	—
Commercial loans	3,214	3,967	—	2,482	162

Total impaired with no related allowance recorded	$12,660	$13,530	$—	$10,011	$707

With an allowance recorded:
Residential real estate:
1-4 Family	$311	$389	$15	$1,470	$20
Home equity loans	—	—	—	—	—
Commercial real estate	1,451	1,482	207	3,792	72
Consumer loans	—	—	—	50	—
Commercial loans	889	913	372	2,156	45

Total impaired with an allowance recorded	$2,651	$2,784	$594	$7,468	$137

Total:
Residential real estate:
1-4 Family	$1,247	$1,362	$15	$3,313	$64
Home equity loans	—	—	—	184	—
Commercial real estate	9,961	10,072	207	9,250	573
Consumer loans	—	—	—	94	—
Commercial loans	4,103	4,880	372	4,638	207

Total impaired loans	$15,311	$16,314	$594	$17,479	$844

The following table summarizes the information related to impaired loans as of March 31, 2011 (In Thousands):

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Residential real estate:
1-4 Family	$1,997	$2,011	$—	$2,509	$166
Home equity loans	184	184	—	92	6
Commercial real estate	2,458	2,466	—	3,664	286
Consumer loans	53	48	—	20	1
Commercial loans	1,707	1,779	—	858	11

Total impaired with no related allowance recorded	$6,399	$6,488	$—	$7,143	$470

With an allowance recorded:
Residential real estate:
1-4 Family	$2,959	$3,011	$361	$1,894	$39
Home equity loans	—	—	—	17	2
Commercial real estate	5,509	5,576	634	2,190	52
Consumer loans	128	118	35	40	1
Commercial loans	1,899	1,951	667	1,352	45

Total impaired with an allowance recorded	$10,495	$10,656	$1,697	$5,493	$139

Total:
Residential real estate:
1-4 Family	$4,956	$5,022	$361	$4,403	$205
Home equity loans	184	184	—	109	8
Commercial real estate	7,967	8,042	634	5,854	338
Consumer loans	181	166	35	60	2
Commercial loans	3,606	3,730	667	2,210	56

Total impaired loans	$16,894	$17,144	$1,697	$12,636	$609

The following table summarizes loans that were modified under a troubled debt restructuring during the year ended March 31, 2012 (Dollars in Thousands).

	For the Year Ended March 31, 2012
	Number of Contracts	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Troubled debt restructurings:
Residential real estate:
1-4 family	—	$—	$—
Home equity loans	—	—	—
Commercial real estate	2	803	803
Consumer loans	—	—	—
Commercial loans	4	702	702

Total	6	$1,505	$1,505

None of the loans noted above have defaulted. One of the commercial real estate loans was modified to increase the principal balance due to arrearages and costs and then amortized over a 30 year period from the modification date. The other commercial real estate loan and two of the commercial loans were modified in accordance with a forbearance agreement between the Bank and the borrower. The other two commercial loans were modified as to term and rate in efforts to make it possible for the loans to be repaid in full. There were no principal reductions in any of these modifications. The Company had no commitments to lend additional funds as of March 31, 2012.

NOTE 5 - PREMISES AND EQUIPMENT, NET

The following is a summary of premises and equipment as of March 31:

	2012	2011
	(In Thousands)

Land	$1,163	$1,163
Buildings and building improvements	3,780	3,679
Furniture, fixtures and equipment	2,512	2,344
Leasehold improvements	2,716	2,591

	10,171	9,777
Accumulated depreciation and amortization	(4,010)	(3,532)

	$6,161	$6,245

NOTE 6 - GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amounts of goodwill and other intangibles for the years ended March 31, 2012 and 2011 were as follows:

	Goodwill	Core Deposit Intangibles
	(In Thousands)

Balance, March 31, 2010	$16,783	$1,704
Amortization expense	—	(417)

Balance, March 31, 2011	16,783	1,287
Amortization expense	—	(372)

Balance, March 31, 2012	$16,783	$915

Estimated annual amortization expense of identifiable intangible assets is as follows:

(In Thousands)
Years Ended March 31,
2013	$327
2014	260
2015	149
2016	104
2017	60
2018	15

Total	$915

A summary of acquired identifiable intangible assets is as follows as of March 31, 2012:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In Thousands)
Core deposit intangibles	$3,345	$(2,430)	$915

There was no impairment of goodwill or core deposit intangibles recorded in fiscal years 2012 and 2011 based on valuations at March 31, 2012 and 2011.

NOTE 7 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more was $108.4 million and $101.3 million as of March 31, 2012 and 2011, respectively. All deposits are insured up to $250,000.

For time deposits as of March 31, 2012, the scheduled maturities for each of the following five years ended March 31, are:

(In Thousands)
2013	$140,114
2014	73,057
2015	29,339
2016	26,925
2017	19,048

Total	$288,483

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

Advances consist of funds borrowed from the Federal Home Loan Bank of Boston (the “FHLB”).

Maturities of advances from the FHLB for the years ending after March 31, 2012 are summarized as follows:

(In Thousands)
2013	$3,835
2014	6,399
2015	7,617
2016	7,812
2017	5,490
Thereafter	1,904
Fair value adjustment	(13)

$33,044

Amortizing advances are being repaid in equal monthly payments and are being amortized from the date of the advance to the maturity date on a direct reduction basis. As of March 31, 2012, the Company has two advances which the FHLB has the option of calling as of the put date, and quarterly thereafter:

Amount	Maturity Date	Put Date	Interest Rate
(In Thousands)
$5,000	August 1, 2016	May 1, 2012	4.89%
2,000	September 2, 2014	May 30, 2012	3.89

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one-to four-family properties and other qualified assets.

At March 31, 2012, the interest rates on FHLB advances ranged from 1.64% to 4.97%. At March 31, 2012, the weighted average interest rate on FHLB advances was 3.30%.

NOTE 9 - SUBORDINATED DEBENTURES

On July 28, 2005, FVB Capital Trust I (“Trust I”), a Delaware statutory trust formed by First Valley Bancorp, completed the sale of $4.1 million of 6.42%, 5 Year Fixed-Floating Capital Securities (“Capital Securities”). Trust I also issued common securities to First Valley Bancorp and used the net proceeds from the offering to purchase a like amount of 6.42% Junior Subordinated Debentures (“Debentures”) of First Valley Bancorp. Debentures are the sole assets of Trust I.

Capital Securities accrue and pay distributions quarterly at a variable annual rate equal to the 3 month LIBOR plus 1.90%. The rate for the quarterly period February 23, 2012 to May 22, 2012 equated to 2.39%. First Valley Bancorp fully and unconditionally guaranteed all of the obligations of the Trust, which are now guaranteed by the Company. The guaranty covers the quarterly distributions and payments on liquidation or redemption of Capital Securities, but only to the extent that Trust I has funds necessary to make these payments.

Capital Securities are mandatorily redeemable upon the maturing of Debentures on August 23, 2035 or upon earlier redemption as provided in the Indenture. The Company has the right to redeem Debentures, in whole or in part at the liquidation amount plus any accrued but unpaid interest to the redemption date.

The trust and guaranty provide for the binding of any successors in the event of a merger, as is the case in the merger of First Valley Bancorp and the Company. The Company has assumed the obligations of First Valley Bancorp in regards to the subordinated debentures due to the acquisition of First Valley Bancorp by the Company.

NOTE 10 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The securities sold under agreements to repurchase as of March 31, 2012 are securities sold, primarily on a short-term basis, by the Company that have been accounted for not as sales but as borrowings. The securities consisted of U.S. Agencies and mortgage-backed securities. The securities were held in the Company’s safekeeping account under the control of the Company and pledged to the purchasers of the securities. The purchasers have agreed to sell to the Company substantially identical securities at the maturity of the agreements.

NOTE 11 - INCOME TAXES

The components of income tax expense are as follows for the years ended March 31:

	2012	2011
	(In Thousands)
Current:
Federal	$1,799	$1,788
State	549	345

	2,348	2,133

Deferred:
Federal	45	(536)
State	(13)	25
Change in valuation allowance	(72)	—

	(40)	(511)

Total income tax expense	$2,308	$1,622

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended March 31:

	2012	2011
Federal income tax at statutory rate	34.0%	34.0%
Increase (decrease) in tax resulting from:
Nontaxable interest income	(3.4)	(4.9)
Nontaxable life insurance income	(1.8)	(2.7)
Excess book basis of Employee Stock Ownership Plan	0.3	0.4
Other adjustments	0.4	2.1
Change in valuation allowance	(1.1)	—
State tax, net of federal tax benefit	5.2	5.1

Effective tax rates	33.6%	34.0%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of March 31:

	2012	2011
	(In Thousands)
Deferred tax assets:
Excess of allowance for loan losses over tax bad debt reserve	$2,201	$2,183
Deferred loan origination fees	142	21
Write-down of investment securities	37	24
Premises and equipment, principally due to differences in depreciation	192	282
Deferred compensation	998	1,018
Unrecognized director fee plan benefits	—	—
Capital loss carryforward	35	107
Net operating loss carryforward	1,224	1,320
Other	633	725

Gross deferred tax assets	5,462	5,680
Valuation allowance	(35)	(107)

Gross deferred tax assets, net of valuation allowance	5,427	5,573

Deferred tax liabilities:
Net mark-to-market adjustments	(388)	(574)
Net unrealized holding gain on available-for-sale securities	(293)	(120)
Other	(5)	(5)

Gross deferred tax liabilities	(686)	(699)

Net deferred tax asset	$4,741	$4,874

Based on the Company’s historical and current pretax earnings and anticipated results of future operations, management believes the existing net deductible temporary differences will reverse during periods in which the Company will generate sufficient net taxable income, and that it is more likely than not that the Company will realize the net deferred tax assets existing as of March 31, 2012.

Legislation was enacted in 1996 to repeal most of Section 593 of the Internal Revenue Code pertaining to how a qualified savings institution calculates its bad debt deduction for federal income tax purposes. This repeal eliminated the percentage-of-taxable-income method to compute the tax bad debt deduction. Under the legislation, the recapture of the pre-1988 tax bad debt reserves has been suspended and would occur only under very limited circumstances. Therefore, a deferred tax liability has not been provided for this temporary difference. The Company’s pre-1988 tax bad debt reserves, which are not expected to be recaptured, amount to $3.3 million. The potential tax liability on the pre-1988 reserves for which no deferred income taxes have been provided is approximately $1.3 million as of March 31, 2012.

It is the Company’s policy to provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. As of March 31, 2012 and 2011, there was no material uncertain tax positions related to federal and state tax matters. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and state taxing authorities for the years ended March 31, 2009 through March 31, 2012.

NOTE 12 - BENEFIT PLANS

The Bank has a non-contributory defined benefit trusteed pension plan through the Financial Institutions Retirement Fund covering all eligible employees. The Bank contributed $124,000 and $155,000 to the plan during the years ended March 31, 2012 and 2011, respectively. The Bank’s plan is part of a multi-employer plan for which detail as to the Bank’s relative position is not readily determinable. Effective January 1, 2006, the Bank excluded from membership in the plan those employees hired on or after January 1, 2006. Effective February 1, 2007, the Bank ceased benefit accruals under the plan.

The Bank established the New England Bank Director Fee Continuation Plan (the “Plan”) to provide the directors serving on the board as of the date of the plan’s implementation with a retirement income supplement. The plan has six directors. Participant-directors are entitled to an annual benefit, as of their Retirement Date, equal to $1,000 for each full year of service as a director from June 1, 1995, plus $250 for each full year of service as a director prior to June 1, 1995, with a maximum benefit of $6,000 per year payable in ten annual installments.

The following table sets forth information about the Plan as of March 31:

	2012	2011
	(In Thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of year	$145	$151
Service cost	3	4
Interest cost	8	8
Benefits paid	(18)	(18)

Benefit obligation at end of year	138	145
Plan assets	—	—

Funded status	$(138)	$(145)

Amounts recognized in accumulated other comprehensive income, before tax effect, consist of the following as of March 31:

	2012	2011
	(In Thousands)

Unrecognized net actuarial loss	$1	$1
Unrecognized prior service cost	0	1

	$1	$2

The accumulated benefit obligation for the Plan was $138,000 and $145,000 at March 31, 2012 and 2011, respectively.

	2012	2011
	(In Thousands)
Components of net periodic cost:
Service cost	$3	$4
Interest cost	8	8
Unrecognized net loss	1	1
Unrecognized prior service cost recognized	—	3

Net periodic pension cost	12	16

Other changes in benefit obligations recognized in other comprehensive income (loss):
Unrecognized net loss	(1)	(1)
Prior service cost	—	(3)

Total recognized in other comprehensive income (loss)	(1)	(4)

Total recognized in net periodic pension cost and other comprehensive income (loss)	$11	$12

The estimated unrecognized net actuarial loss and prior service cost that will be accreted from accumulated other comprehensive income (loss) into net periodic benefit cost over the year ended March 31, 2013 is $500 and $        , respectively.

The discount rate used in determining the projected benefit obligation and net periodic benefit cost was 6.0% as of and for the years ended March 31, 2012 and 2011.

Estimated future benefit payments are as follows for the years ended March 31:

(In Thousands)
2013	$18
2014	18
2015	18
2016	18
2017	18
2018-2021	72

The Bank sponsors a 401(k) Plan whereby the Bank matches 50% of the first 6% of employee contributions. During the years ended March 31, 2012 and 2011, the Bank contributed $135,000 and $124,000, respectively, under this plan.

The Bank has an Executive Supplemental Retirement Plan Agreement and a Life Insurance Endorsement Method Split Dollar Plan Agreement for the benefit of the President of the Bank. The plan provides the President with an annual retirement benefit equal to approximately $173,000 over a period of 240 months. Following the initial 240 month period, certain additional amounts may be payable to the President until his death based on the performance of the life insurance policies that the Bank has acquired as an informal funding source for its obligation to the President. The income recorded on the life insurance policies amounted to $348,000 and $367,000 for the years ended March 31, 2012 and 2011, respectively. A periodic amount is being expensed and accrued to a liability reserve account during the President’s active employment so that the full present value of the promised benefit will be expensed at his retirement. The expense of this plan to the Bank for the years ended

March 31, 2012 and 2011 was $142,000 and $309,000, respectively. The cumulative liability for this plan is reflected in other liabilities on the consolidated balance sheets as of March 31, 2012 and 2011 in the amounts of $2.0 million and $1.9 million, respectively.

The Bank formed a Rabbi Trust for the Executive Supplemental Retirement Plan. The Trust’s assets consist of split dollar life insurance policies. The cash surrender values of the policies are reflected as an asset on the consolidated balance sheets. As of March 31, 2012 and 2011, total assets in the Rabbi Trust were $4.8 million and $4.7 million, respectively.

The Bank adopted the New England Bank Supplemental Executive Retirement Plan (SERP), effective June 4, 2002. The SERP provides restorative payments to executives designated by the Board of Directors who are prevented by certain provisions of the Internal Revenue Code from receiving the full benefits contemplated by other benefit plans. The Board of Directors has designated the President to participate in the Plan. The expense of this plan to the Bank for the years ending March 31, 2012 and 2011 is $8,000 and $6,000, respectively.

The Company and the Bank each entered into an employment agreement with its President. The employment agreements provide for the continued payment of specified compensation and benefits for specified periods. The agreements also provide for termination of the executive for cause (as defined in the agreements) at any time. The employment agreements provide for the payment, under certain circumstances, of amounts upon termination following a “change in control” as defined in the agreements. The agreements also provide for certain payments in the event of the officer’s termination for other than cause and in the case of voluntary termination.

The Bank maintains change in control agreements with several employees. The agreements are renewable annually. The agreements provide that if involuntary termination or, under certain circumstances, voluntary termination follows a change in control of the Bank, the employee would be entitled to receive a severance payment equal to a multiple of his “base amount,” as defined under the Internal Revenue Code. The Bank would also continue and/or pay for life, health and disability coverage for a period of time following termination.

In 2009, the Company adopted ASC 715-60, “Compensation - Retirement Benefits - Defined Benefit Plan - Other Postretirement,” and recognized a liability for the Company’s future postretirement benefit obligations under the President’s endorsement split-dollar life insurance arrangement. The Company recognized this change in accounting principles as a cumulative effect adjustment to retained earnings of $74,000. The total liability for the arrangements included in other liabilities was $107,000 and $98,000 at March 31, 2012 and 2011, respectively. The Company recognized $9,000 of expense under this arrangement for fiscal year 2012 and $3,000 of income for fiscal year 2011.

NOTE 13 - STOCK COMPENSATION PLANS

In 2003, the Company adopted the New England Bancshares, Inc. 2003 Stock-Based Incentive Plan (the “2003 Plan”) which includes grants of options to purchase Company stock and awards of Company stock. The number of shares of common stock reserved for grants and awards under the 2003 Plan is 473,660, consisting of 338,327 shares for stock options and 135,333 shares for stock awards. All employees and outside directors of the Company are eligible to participate in the 2003 Plan.

In 2006, the Company adopted the New England Bancshares, Inc. 2006 Equity Incentive Plan (the “2006 Plan”) which includes grants of options to purchase Company stock and awards of Company stock. The number of shares of common stock reserved for grants and awards under the 2006 Plan is 274,878, consisting of 196,342 shares for stock options and 78,536 shares for stock awards.

The 2003 and 2006 Plans define the stock option exercise price as the fair market value of the Company stock at the date of the grant. The Company determines the term during which a participant may exercise a stock option, but in no event may a participant exercise a stock option more than ten years from the date of grant. The stock options vest in installments over five years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock option grants in the year ended March 31, 2012 and 2011.

	2012	2011
Dividend yield	1.24%	1.10%
Expected life	10 years	10 years
Expected volatility	29.4%	39.4%
Risk-free interest rate	3.59%	3.74%

A summary of the status of the Plans as of March 31, 2012 and 2011 and changes during the years then ended is presented below:

	2012		2011
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	351,416	$8.88	336,416	$8.90
Granted	20,000	9.70	17,000	8.70
Exercised	(7,504)	8.16	—	—
Forfeited	(16,400)	11.38	(2,000)	9.90

Outstanding at end of year	347,512	$8.83	351,416	$8.88

Options exercisable at year-end	315,512		302,303
Weighted-average fair value of options granted during the year	$3.72		$4.07

The following table summarizes information about stock options outstanding as of March 31, 2012:

Options Outstanding			Options Exercisable
Number Outstanding as of 3/31/12	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable as of 3/31/12	Weighted- Average Exercise Price
180,752	0.9 years	$6.40	180,752	$6.40
17,997	2.1 years	8.17	17,997	8.17
2,000	3.9 years	10.81	2,000	10.81
100,563	4.4 years	12.84	100,563	12.84
10,000	5.1 years	13.29	8,000	13.29
2,000	6.4 years	8.25	1,200	8.25
5,000	7.5 years	6.46	2,000	6.46
8,000	8.0 years	7.83	1,600	7.83
7,000	8.9 years	9.93	1,400	9.93
14,200	9.0 years	9.70	—	—

347,512	2.9 years	$8.83	315,512	$8.79

Under the 2003 and 2006 Plans, common stock of the Company may be granted at no cost to employees and outside directors of the Company. Plan participants are entitled to cash dividends and to vote such shares. Such shares vest in five equal annual installments. Upon issuance of shares of restricted stock under the Plans, unearned compensation equivalent to the market value at the date of grant is charged to the capital accounts and subsequently amortized to expense over the five-year vesting period. In February 2003, 86,251 shares were awarded under the 2003 Plan and in September 2006, 53,189 shares were awarded under the 2006 Plan. The awards vest in installments over five years. The compensation cost that has been charged against income for the granting of stock awards under the plan was $57,000 and $137,000 for the years ended March 31, 2012 and 2011, respectively.

Upon a change in control as defined in the 2003 and 2006 Plans, options held by participants will become immediately exercisable and shall remain exercisable until the expiration of the term of the option, regardless of whether the participant is employed or in service with the Company; and all stock awards held by a participant will immediately vest and further restrictions lapse.

As of March 31, 2012, there was $91,000 of unrecognized compensation cost related to unvested stock options granted under the Plans. That cost is expected to be recognized over a weighted-average period of 3.42 years.

NOTE 14 - EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

All Bank employees meeting certain age and service requirements are eligible to participate in the ESOP. On June 4, 2002, the ESOP purchased 73,795 shares of the common stock of the Company (174,768 as adjusted for the 2.3683 share exchange). To fund the purchases, the ESOP borrowed $738,000 from the Company. The borrowing was at an interest rate of 4.75% and was paid off on December 31, 2011. In fiscal 2006, the ESOP purchased 246,068 shares of common stock in the second-step conversion with a $2.5 million loan from the Company, which has a 15 year term at an interest rate of 7.25%. Dividends paid on unreleased shares are used to reduce the principal balance of the loan. The collateral for the borrowing is the common stock of the Company purchased by the ESOP. Contributions by the Bank to the ESOP are discretionary; however, the Bank intends to make annual contributions to the ESOP in an aggregate amount at least equal to the principal and interest requirements on the debt. The shares of stock of the Company are held in a suspense account until released for allocation among participants. The shares will be released annually from the suspense account and the released shares will be allocated among the participants on the basis of the participant’s compensation for the year of allocation compared to all other participants. As any shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares and the shares will be outstanding for earnings-per-share purposes. The shares not released are reported as unearned ESOP shares in the capital accounts section of the balance sheet. ESOP expense for the years ended March 31, 2012 and 2011 was $285,000 and $274,000, respectively.

The ESOP shares as of March 31 were as follows:

	2012	2011
Allocated shares	222,707	191,147
Unreleased shares	147,641	181,515

Total ESOP shares	370,348	372,662

Fair value of unreleased shares	$1,550,231	$1,757,065

NOTE 15 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of March 31, 2012 and 2011, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of March 31, 2012, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution’s category.

The Company’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio		Amount	Ratio
		(Dollar amounts in thousands)
As of March 31, 2012:

Total Capital (to Risk Weighted Assets)	$64,837	12.26%	$42,309	≥	8.0%	N/A	N/A
Tier 1 Capital (to Risk Weighted Assets)	59,140	11.18	21,154	≥	4.0	N/A	N/A
Tier 1 Capital (to Average Assets)	59,140	8.41	28,125	≥	4.0	N/A	N/A

As of March 31, 2011:

Total Capital (to Risk Weighted Assets)	$58,120	12.08%	$38,504	≥	8.0%	N/A	N/A
Tier 1 Capital (to Risk Weighted Assets)	52,434	10.89	19,252	≥	4.0	N/A	N/A
Tier 1 Capital (to Average Assets)	52,434	7.99	26,264	≥	4.0	N/A	N/A

The New England Bank’s actual capital amounts and ratios are presented in the table below:

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio		Amount	Ratio
		(Dollar amounts in thousands)
As of March 31, 2012:

Total Capital (to Risk Weighted Assets)	$59,795	11.31%	$42,295	≥	8.0%	$52,869	≥	10.0%
Tier 1 Capital (to Risk Weighted Assets)	54,098	10.23	21,148	≥	4.0	31,721	≥	6.0
Tier 1 Capital (to Average Assets)	54,098	7.69	28,125	≥	4.0	35,156	≥	5.0

As of March 31, 2011:

Total Capital (to Risk Weighted Assets)	$58,379	12.13%	$38,504	≥	8.0%	$48,130	≥	10.0%
Tier 1 Capital (to Risk Weighted Assets)	52,693	10.95	19,252	≥	4.0	28,878	≥	6.0
Tier 1 Capital (to Average Assets)	52,693	8.02	26,264	≥	4.0	32,831	≥	5.0

NOTE 16 - EARNINGS PER SHARE (EPS)

Reconciliation of the numerators and denominators of the basic and diluted per share computations for net income are as follows:

	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	(In Thousands)
Year ended March 31, 2012
Basic EPS
Net income	$4,559	—
Dividends and undistributed earnings allocated to unvested shares	(3)	—

Net income and income available to common stockholders	4,556	5,897,385	$0.77
Effect of dilutive securities options	—	69,190

Diluted EPS
Income available to common stockholders and assumed conversions	$4,556	5,966,575	$0.76

Year ended March 31, 2011
Basic EPS
Net income	$3,154	—
Dividends and undistributed earnings allocated to unvested shares	(6)	—

Net income and income available to common stockholders	3,148	5,917,961	$0.53
Effect of dilutive securities options	—	37,706

Diluted EPS
Income available to common stockholders and assumed conversions	$3,148	5,955,667	$0.53

NOTE 17 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under non-cancelable operating leases for banking premises and equipment expiring between fiscal year 2013 and 2031. The total minimum rental due in future periods under these existing agreements is as follows as of March 31, 2012:

Year Ended March 31	(In Thousands)
2013	$990
2014	952
2015	949
2016	935
2017	926
Thereafter	7,641

Total minimum lease payments	$12,393

Certain leases contain provisions for escalation of minimum lease payments contingent upon increases in real estate taxes and percentage increases in the consumer price index. Certain leases contain options to extend for periods from one to five years. The total rental expense amounted to $1.13 million and $1.10 million for the years ended March 31, 2012 and 2011, respectively.

NOTE 18 - FAIR VALUE MEASUREMENTS

ASC 820-10, “Fair Value Measurements and Disclosures,” provides a framework for measuring fair value under generally accepted accounting principles. This guidance also allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis.

In accordance with ASC 820-10, the Company groups its financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury, other U.S. Government and agency mortgage-backed securities that are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other methodologies, including option pricing models, discounted cash flow models and similar techniques, are not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets and liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company’s financial assets and financial liabilities carried at fair value for March 31, 2012 and 2011. The Company did not have any significant transfers of assets between levels 1 and 2 of the fair value hierarchy during the year ended March 31, 2012.

The Company’s cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

The Company’s investment in mortgage-backed securities and other debt securities available-for-sale is generally classified within level 2 of the fair value hierarchy. For these securities, we obtain fair value measurements from independent pricing services. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instrument’s terms and conditions.

Level 3 is for positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used. Subsequent to inception, management only changes level 3 inputs and assumptions when corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalization and other transactions across the capital structure, offerings in the equity or debt markets, and changes in financial ratios or cash flows.

The Company’s impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. For level 3 inputs, fair value is based upon management estimates of the value of the underlying collateral or the present value of the expected cash flows. Other real estate owned values are reported based on management estimates.

The following summarizes assets measured at fair value on a recurring basis for the period ending March 31 (In Thousands):

	Fair Value Measurements at Reporting Date Using:
	Total	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
March 31, 2012:
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$6,470	$1,369	$5,101	$—
Debt securities issued by states of the United States and political subdivisions of the states	25,361	1,941	23,420	—
Mortgage-backed securities	29,756	10	29,746	—

Total	$61,587	$3,320	$58,267	$—

March 31, 2011:
Securities available-for-sale	$59,268	$4,459	$54,809	$—

Under certain circumstances we make adjustments to fair value for our assets and liabilities although they are not measured at fair value on an ongoing basis. The following table presents the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarchy at March 31, 2012 and 2011, for which a nonrecurring change in fair value has been recorded (In Thousands):

	Fair Value Measurements at Reporting Date Using:
	Total	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
March 31, 2012:
Impaired loans	$2,057	$—	$—	$2,057
Other real estate owned	1,000	—	—	1,000

Total	$3,057	$—	$—	$3,057

March 31, 2011:
Impaired loans	$8,798	$—	$—	$8,798
Other real estate owned	522	—	—	522

Total	$9,320	$—	$—	$9,320

The following are carrying amounts and estimated fair values of the Company’s financial assets and liabilities as of March 31:

	2012		2011
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
		(In Thousands)
Financial assets:
Cash and cash equivalents	$62,064	$62,064	$43,612	$43,612
Available-for-sale securities	61,587	61,587	59,268	59,268
Federal Home Loan Bank stock	4,100	4,100	4,396	4,396
Loans, net	552,246	564,037	526,595	529,609
Accrued interest receivable	2,392	2,392	2,451	2,451

Financial liabilities:
Deposits	581,268	585,961	540,769	545,607
Advanced payments by borrowers for taxes and insurance	1,504	1,504	1,400	1,400
FHLB advances	33,044	35,314	39,113	40,554
Securities sold under agreements to repurchase	27,752	27,753	21,666	21,668
Subordinated debentures	3,927	1,441	3,918	1,371
Due to broker	1,119	1,119	500	500

The carrying amounts of financial instruments shown in the above tables are included in the consolidated balance sheets under the indicated captions except for due to broker which is included in other liabilities. Accounting policies related to financial instruments are described in Note 2.

NOTE 19 - OTHER COMPREHENSIVE INCOME

Other comprehensive income for the years ended March 31, 2012 and 2011 are as follows:

	March 31, 2012
	Before Tax Amount	Tax Effects	Net of Tax Amount
		(In Thousands)

Net unrealized holding gains on available-for-sale securities	$722	$(281)	$441
Reclassification adjustment for realized gains in net income	(276)	108	(168)
Other comprehensive benefit – director fee continuation plan	1	(1)	—

Total	$447	$(174)	$273

	March 31, 2011
	Before Tax Amount	Tax Effects	Net of Tax Amount
		(In Thousands)

Net unrealized holding gains on available-for-sale securities	$144	$(58)	$86
Reclassification adjustment for realized gains in net income	(327)	127	(200)
Other comprehensive benefit – director fee continuation plan	4	(2)	2

Total	$(179)	$67	$(112)

Accumulated other comprehensive income consists of the following as of March 31:

	2012	2011
	(In thousands)

Net unrealized holding gains on available-for-sale securities, net of taxes (1)	$458	$185
Unrecognized director fee plan benefits, net of tax	1	1

Total	$459	$186

(1)	The March 31, 2012 and 2011 ending balance includes $82,000 and $104,000, respectively of unrealized losses in which other-than-temporary impairment has been recognized.

NOTE 20 - OFF-BALANCE SHEET ACTIVITIES

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income-producing properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of March 31, 2012 and 2011, the maximum potential amount of the Company’s obligation was $2.7 million and $3.0 million, respectively, for financial and standby letters of credit. The Company’s outstanding letters of credit generally have a term of less than one year. If a letter of credit is drawn upon, the Company may seek recourse through the customer’s underlying line of credit. If the customer’s line of credit is also in default, the Company may take possession of the collateral, if any, securing the line of credit.

The notional amounts of financial instrument liabilities with off-balance sheet credit risk are as follows as of March 31:

	2012	2011
	(In Thousands)

Commitments to originate loans	$20,908	$8,984
Standby letters of credit	2,654	3,018
Unadvanced portions of loans:
Construction	12,559	10,455
Home equity	12,837	12,501
Commercial lines of credit	25,082	26,288
Overdraft protection lines	4,606	4,506

	$78,646	$65,752

There is no material difference between the notional amounts and the estimated fair values of the off-balance sheet liabilities.

NOTE 21 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Company’s business activity is with customers located within Connecticut. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Company’s loan portfolio is comprised of loans collateralized by real estate located in the state of Connecticut.

NOTE 22 - RECLASSIFICATION

Certain amounts in the prior year have been reclassified to be consistent with the current year’s statement presentation.

NOTE 23 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following financial statements are for the Company (Parent Company Only) and should be read in conjunction with the consolidated financial statements of the Company.

NEW ENGLAND BANCSHARES, INC.

(Parent Company Only)

Balance Sheets

(In Thousands)

	March 31,
	2012	2011
ASSETS
Cash on deposit with New England Bank	$3,180	$1,593
Investment in subsidiaries	72,255	70,953
Loans to ESOP	1,770	1,995
Accrued interest receivable	32	36
Other assets	212	182

Total assets	$77,449	$74,759

LIABILITIES AND STOCKHOLDERS’ EQUITY
Other liabilities	$63	$56
Subordinated debentures	3,927	3,918
Deferred tax liability	89	94
Stockholders’ equity	73,370	70,691

Total liabilities and stockholders’ equity	$77,449	$74,759

Statements of Income
(In Thousands)
	For the Years Ended March 31,
	2012	2011

Total interest income	$142	$157
Interest expense	103	168

Net interest income (expense)	39	(11)
Other expense	261	226

Loss before income tax benefit and equity in undistributed net income of subsidiaries	(222)	(237)
Income tax benefit	(75)	(81)

Loss before equity in undistributed net income of subsidiaries	(147)	(156)
Dividend received from subsidiary	4,000	—
Equity in undistributed net income of subsidiaries	706	3,310

Net income	$4,559	$3,154

NEW ENGLAND BANCSHARES, INC.

(Parent Company Only)

Statements of Cash Flows

(In Thousands)

	For the Years Ended March 31,
	2012	2011
Cash flows from operating activities:
Net income	$4,559	$3,154
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of fair value adjustments	9	8
Decrease in accrued interest receivable	4	4
(Increase) decrease in other assets	(30)	1,403
Increase (decrease) in other liabilities	3	(24)
Undistributed net income of subsidiaries	(706)	(3,310)
Compensation cost for stock-based incentive plan	129	222

Net cash provided by operating activities	3,968	1,457

Cash flows from investing activities:
Principal payments received on loans to ESOP	225	212

Net cash provided by investing activities	225	212

Cash flows from financing activities:
Purchase of treasury stock	(1,959)	(129)
Payment of cash dividends on common stock	(708)	(593)
Proceeds from exercise of stock options	61	—

Net cash used in financing activities	(2,606)	(722)

Net increase in cash and cash equivalents	1,587	947
Cash and cash equivalents at beginning of year	1,593	646

Cash and cash equivalents at end of year	$3,180	$1,593

NOTE 24 – SUBSEQUENT EVENTS

On May 31, 2012, the Company executed a definitive merger agreement with United Financial Bancorp, Inc. (“United Financial”) under which United Financial will acquire the Company in a transaction valued then at $91 million based on United Financial’s 20 day volume weighted average stock price of $15.89 as of May 30, 2012.

Under the terms of the definitive merger agreement, at the effective time of the merger, each share of the Company’s common stock will be converted to 0.9575 of a share of United Financial common stock. The consideration received by the Company’s stockholders is intended to qualify as a tax-free transaction.

The transaction, which has been approved by the boards of directors of both the Company and United Financial, is expected to close in the fourth quarter of 2012.

ANNEX A

AGREEMENT AND PLAN OF MERGER

DATED AS OF MAY 30, 2012

BY AND BETWEEN

UNITED FINANCIAL BANCORP, INC.

AND

NEW ENGLAND BANCSHARES, INC.

A-i

EXHIBITS

Exhibit A	Form of Voting Agreement
Exhibit B	Plan of Bank Merger

A-ii

Agreement and Plan of Merger

This is an Agreement and Plan of Merger, dated as of the 30th day of May, 2012 (“Agreement”), by and between United Financial Bancorp, Inc., a Maryland corporation (“Purchaser”) and New England Bancshares, Inc., a Maryland corporation (the “Company”).

Introductory Statement

The Board of Directors of each of Purchaser and the Company have determined that this Agreement and the business combination and related transactions contemplated hereby are advisable and in the best interests of Purchaser or the Company, as the case may be, and in the best long-term interests of their respective stockholders.

The parties hereto intend that the Merger as defined herein shall qualify as a reorganization under the provisions of Section 368(a) of the IRC as defined herein for federal income tax purposes.

Purchaser and the Company each desire to make certain representations, warranties and agreements in connection with the business combination and related transactions provided for herein and to prescribe various conditions to such transactions.

As a condition and inducement to Purchaser’s willingness to enter into this Agreement, each of the members of the Board of Directors of the Company have entered into an agreement dated as of the date hereof in the form of Exhibit A pursuant to which he or she will vote his or her shares of Company Common Stock in favor of this Agreement and the transactions contemplated hereby.

In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE I

DEFINITIONS

The following terms are defined in this Agreement in the Section indicated:

Defined Term	Location of Definition
Articles of Merger	Section 2.3
Bank Merger	Section 2.12
Cause	Section 5.11(d)
Certificate(s)	Section 2.6(a)
Change of Recommendation	Section 5.8(b)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Employee Plans	Section 3.2(s)(i)
Company Equity Plans	Section 2.10
Company Pension Plan	Section 3.2(s)(iii)
Company Qualified Plan	Section 3.2(s)(iv)
Company Reports	Section 3.2(h)
Company Restricted Stock	Section 2.11
Company Stock Options	Section 2.10

Defined Term	Location of Definition
Company Stockholder Meeting	Section 5.8(a)
Continuing Employee	Section 5.11(a)
Disclosure Letter	Section 3.1(a)
Effective Time	Section 2.3
Exchange Agent	Section 2.6(c)
Exchange Ratio	Section 2.5(a)
Indemnified Party	Section 5.12(a)
Index Ratio	Section 7.1(g)(ii)
Intellectual Property	Section 3.2(q)
Joint Proxy Statement-Prospectus	Section 5.9(a)
Letter of Transmittal	Section 2.6(a)
Merger	Section 2.1
Merger Consideration	Section 2.5(a)
MGCL	Section 2.1
Purchaser	Preamble
Purchaser Employee Plans	Section 3.3(o)(i)
Purchaser Pension Plan	Section 3.3(o)(iii)
Purchaser Qualified Plan	Section 3.3(o)(iv)
Purchaser Ratio	Section 7.1(g)(i)
Purchaser’s Reports	Section 3.3(g)
Purchaser Stockholder Meeting	Section 5.8(a)
Surviving Corporation	Section 2.1

For purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder): (i) any merger, consolidation, share exchange, business combination, or other similar transaction involving the Company or any of its Subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the Company’s consolidated assets in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 20% or more of the outstanding shares of the Company’s capital stock or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in an any of the foregoing.

“affiliate” of a person means any person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with such person.

“Agreement” means this Agreement, as amended, modified or restated from time to time in accordance with its terms.

“Banking Commissioner” means the Banking Commissioner of the State of Connecticut.

“BHCA” means the Bank Holding Company Act of 1956, as amended.

“Business Day” means any day other than a Saturday, Sunday or Federal holiday.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company ESOP” means the New England Bank Employee Stock Ownership Plan.

“CRA” means the Community Reinvestment Act.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, or regulation relating to (i) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect. The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, and the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, each as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered one employer with the Company under Section 4001(b)(1) of ERISA or Section 414 of the IRC.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” means shares of Company Common Stock owned or held, other than in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted, by Purchaser, the Company or a Subsidiary of either.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” means any governmental or regulatory authority, agency, court, commission, or other administrative entity.

“Hazardous Material” means any substance (whether solid, liquid or gas) which is detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“IRC” means the Internal Revenue Code of 1986, as amended.

“IRS” means the Internal Revenue Service.

“knowledge” means, with respect to the Company and Purchaser or any Subsidiary, the actual knowledge of the President, the Chief Executive Officer, the Chief Financial Officer, the Chief Lending Officer, the Chief Credit Officer or persons performing comparable functions.

“Lien” means any charge, mortgage, pledge, security interest, claim, lien or encumbrance.

“Loan” means a loan, lease, advance, credit enhancement, guarantee or other extension of credit.

“Loan Property” means any property in which the applicable party (or a subsidiary of it) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Maryland Department” means the Maryland State Department of Assessments and Taxation.

“Material Adverse Effect” means an effect, circumstance, occurrence or change which is material and adverse to the business, financial condition or results of operations of the Company or Purchaser, as the context may dictate, and its Subsidiaries taken as a whole or materially prevents, impairs or threatens the ability of either Company, or Purchaser, as the context may dictate, to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement; provided, however, that any such effect, circumstance, occurrence or change resulting from any (i) changes in laws, rules or regulations or GAAP or regulatory accounting requirements or interpretations thereof that apply to financial and/or depository institutions and/or their holding companies generally, (ii) changes in economic conditions affecting financial institutions generally, including but not limited to, changes in the general level of market interest rates, (iii) actions and omissions of Purchaser or the Company required under this Agreement or taken or omitted to be taken with the prior written consent, or at the request, of the other, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement and (iv) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States and (v) natural disaster or other force majeure event, shall not be considered in determining if a Material Adverse Effect has occurred except, with respect to clauses (i), (ii) and (iv), unless it uniquely affects either or both of the parties or any of their Subsidiaries.

“OCC” means the Office of the Comptroller of the Currency, including as successor to the Office of Thrift Supervision.

“Purchaser Common Stock” means the common stock, par value $0.01 per share, of Purchaser.

“Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Registration Statement” means a registration statement on Form S-4 (and any amendments or supplements thereto) with respect to the issuance of Purchaser Common Stock in the Merger.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means a corporation, partnership, joint venture or other entity in which the Company or Purchaser, as the case may be, has, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein.

“Superior Proposal” means an unsolicited, bona fide written offer made by a third party to consummate an Acquisition Proposal that (i) the Company’s Board of Directors determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the stockholders of the Company than the transactions contemplated hereby (taking into account all factors relating to such proposed transaction deemed relevant by the Company’s Board of Directors, including without limitation the amount and form of consideration, the timing of payment, the risk of consummation of the transaction, the financing thereof and all other conditions thereto, (including any adjustments to the terms and conditions of such transactions proposed by Purchaser in response to such Acquisition Proposal)) and (ii) is for 100% of the outstanding shares of the Company Common Stock or all or substantially all of the assets of the Company.

“Taxes” means all income, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment taxes.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, the Company will merge with and into Purchaser (the “Merger”) at the Effective Time. At the Effective Time, the separate corporate existence of the Company shall cease. Purchaser shall be the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger and shall continue to be governed by the Maryland General Corporation Law (the “MGCL”) and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

2.2 Closing. The closing of the Merger (the “Closing”) will take place by the electronic (PDF), facsimile or overnight courier exchange of executed documents or at a location and at a time as agreed to by the parties hereto on the date designated by Purchaser within thirty (30) days following satisfaction or waiver (subject to applicable law) of the conditions to Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing), or such later date as the parties may otherwise agree (the “Closing Date”).

2.3 Effective Time. In connection with the Closing, Purchaser and the Company shall duly execute and deliver Articles of Merger (the “Articles of Merger”) to the Maryland Department for filing pursuant to the MGCL. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Maryland Department or at such later date or time as Purchaser and the Company agree and specify in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”).

2.4 Effects of the Merger. The Merger will have the effects set forth in the MGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, Purchaser shall possess all of the properties, rights, privileges, powers and franchises of the Company and be subject to all of the debts, liabilities and obligations of the Company.

2.5 Effect on Outstanding Shares of Company Common Stock.

(a) Each share of Company Common Stock issued and outstanding at the Effective Time, other than Excluded Shares, shall become and be converted into the right to receive 0.9575 of a share (the “Exchange Ratio”) of Purchaser Common Stock (the “Merger Consideration”).

(b) Notwithstanding any other provision of this Agreement, no fraction of a share of Purchaser Common Stock and no certificates or scrip therefor will be issued in the Merger; instead, Purchaser shall pay to each holder of Company Common Stock who would otherwise be entitled to a fraction of a share of Purchaser Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by the average closing sales price of Purchaser Common Stock on The Nasdaq Stock Market over the five trading days ending on the third business day prior to the Closing Date.

(c) If, between the date of this Agreement and the Effective Time, the outstanding shares of Purchaser Common Stock shall have been changed into a different number of shares or into a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be adjusted appropriately to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(d) As of the Effective Time, each Excluded Share shall be canceled and retired and shall cease to exist, and no exchange or payment shall be made with respect thereto. All shares of Purchaser Common Stock that are held by the Company, if any, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled and shall constitute authorized but unissued shares.

2.6 Exchange Procedures.

(a) Appropriate transmittal materials (“Letter of Transmittal”) in a form satisfactory to Purchaser and the Company shall be mailed as soon as practicable (but not later than five (5) business days) after the Effective Time to each holder of record of Company Common Stock as of the Effective Time. A Letter of Transmittal will be deemed properly completed only if accompanied by one or more certificates theretofore representing Company Common Stock (“Certificate(s)”) representing all shares of Company Common Stock to be converted thereby.

(b) At and after the Effective Time, each Certificate (except as specifically set forth in Section 2.5) shall represent only the right to receive the Merger Consideration.

(c) Prior to the Effective Time, Purchaser shall (i) reserve for issuance with its transfer agent and registrar a sufficient number of shares of Purchaser Common Stock to provide for payment of the aggregate Merger Consideration and (ii) deposit, or cause to be deposited, with Registrar and Transfer Company (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock, to the extent determinable, an amount of cash sufficient to pay the cash in lieu of fractional shares, pursuant to Section 2.5(b).

(d) The Letter of Transmittal shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (ii) be in a form and contain any other provisions as Purchaser may reasonably determine and (iii) include instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon the proper surrender of the Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Purchaser Common Stock that such holder has the right to receive pursuant to Section 2.5 and a check in the amount equal to the cash that such holder has the right to receive pursuant to Section 2.5 for any cash in lieu of fractional shares, if any, and any dividends or other distributions to which such holder is entitled pursuant to Section 2.5. Certificates so surrendered shall forthwith be canceled. As soon as practicable (but not later than five (5) business days) following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation with respect to any certificate, the Exchange Agent shall distribute Purchaser Common Stock and cash as provided herein with respect to such certificate. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Purchaser Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto. If there is a transfer of ownership of any shares of Company Common Stock not registered in the transfer records of the Company, the Merger Consideration shall be issued to the transferee thereof if the Certificates representing such Company Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of Purchaser and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(e) No dividends or other distributions declared or made after the Effective Time with respect to Purchaser Common Stock issued pursuant to this Agreement shall be remitted to any person entitled to receive shares of Purchaser Common Stock hereunder until such person surrenders his or her Certificates in accordance with this Section 2.6. Upon the surrender of such person’s Certificates, such person shall be entitled to receive any dividends or other distributions, without interest thereon, which subsequent to the Effective Time had become payable but not paid with respect to shares of Purchaser Common Stock represented by such person’s Certificates.

(f) The stock transfer books of the Company shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of the Company of any shares of Company Common Stock. If, after the Effective Time, Certificates are presented to Purchaser, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.6.

(g) Any portion of the aggregate amount of cash to be paid pursuant to Section 2.5, any dividends or other distributions to be paid pursuant to this Section 2.6 or any proceeds from any investments thereof that remains unclaimed by the holders of Company Common Stock for six months after the Effective Time shall be repaid by the Exchange Agent to Purchaser upon the written request of Purchaser. After such request is made, each holder of Company Common Stock who have not theretofore complied with this Section 2.6 shall look only to Purchaser for the Merger Consideration deliverable in respect of each share of Company Common Stock such stockholder holds, as determined pursuant to Section 2.5 of this Agreement, without any interest thereon. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any affiliate thereof) shall be liable to any former holder of Company Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) Purchaser and the Exchange Agent shall be entitled to rely upon the Company’s stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, Purchaser and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(i) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.5.

2.7 Effect on Outstanding Shares of Purchaser Common Stock. At the Effective Time, and except as provided in Section 2.5(d), each share of Purchaser Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

2.8 Directors of Surviving Corporation After Effective Time. Subject to Section 5.14, immediately after the Effective Time, until their respective successors are duly elected or appointed and qualified, the directors of the Surviving Corporation shall consist of the directors of Purchaser serving immediately prior to the Effective Time.

2.9 Articles of Incorporation and Bylaws. The articles of incorporation of Purchaser, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law and the terms thereof. The bylaws of Purchaser, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law and the terms of such bylaws.

2.10 Treatment of Stock Options. Immediately prior to the Effective Time, each option to acquire shares of Company Common Stock that is outstanding and unexercised immediately prior thereto (“Company Stock Option”) pursuant to the New England Bancshares, Inc. 2003 Stock-Based Incentive Plan and/or the New England Bancshares, Inc. 2006 Equity Incentive Plan (the “Company Equity Plans”) shall automatically become vested and shall be cancelled and converted into the right to receive from Purchaser a cash payment in an amount, subject to required withholding taxes, equal to the product of (i) the number of shares of Company Common Stock subject to the Company Stock Option, multiplied by (ii) the amount by which (A) $15.50 exceeds (B) the exercise price of such Company Stock Option. If the exercise price of a Company Stock Option is greater than $15.50, then at the Effective Time such Company Stock Option shall be cancelled without any payment made in exchange therefor.

2.11 Treatment of Restricted Stock. At the Effective Time, the restrictions on each share of restricted stock outstanding immediately prior thereto (“Company Restricted Stock”) pursuant to the Company Equity Plans shall automatically lapse and shall be treated as issued and outstanding shares of Company Common Stock for the purposes of this Agreement, including but not limited to, the provisions of Section  2.5.

2.12 Bank Merger. Concurrently with or as soon as practicable after the execution and delivery of this Agreement, United Bank, a wholly owned subsidiary of Purchaser, and New England Bank, a wholly owned subsidiary of the Company, shall enter into the Plan of Bank Merger, in the form attached hereto as Exhibit B, pursuant to which New England Bank will merge with and into United Bank (the “Bank Merger”). The parties intend that the Bank Merger will become effective simultaneously with or immediately following the Effective Time.

2.13 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, Purchaser may specify that the structure of the transactions contemplated by this Agreement be revised and the parties shall enter into such alternative transactions as Purchaser may reasonably determine to effect the purposes of this Agreement; provided, however, that such revised structure shall not (i) alter or change the amount or kind of the Merger Consideration, (ii) materially impede or delay consummation of the transactions contemplated by this Agreement, or (iii) adversely limit or impact the qualification of the Merger as a reorganization under the provisions of Section 368(a) of the IRC. In the event that Purchaser elects to make such a revision, the parties agree to execute appropriate documents to reflect the revised structure.

2.14 Absence of Control. It is the intent of the parties hereto that Purchaser by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, the Company or to exercise, directly or indirectly, a controlling influence over the management or policies of the Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Disclosure Letters; Standard.

(a) Prior to the execution and delivery of this Agreement, Purchaser and the Company have each delivered to the other a letter (each, its “Disclosure Letter”) setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of their respective representations and warranties contained in Section 3.2 or Section 3.3, as applicable, or to one or more of its covenants contained in Articles IV or V (and making specific reference to the Section of this Agreement to which they relate). Disclosure in any paragraph of the Disclosure Letter shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably clear on the face of such disclosure that it is relevant to another paragraph of the Disclosure Letter or another Section of this Agreement.

(b) No representation or warranty of the Company or Purchaser contained in Sections 3.2 or 3.3, as applicable (other than (i) the representations and warranties contained in Sections 3.2(c) and 3.3(c), which shall be true in all respects, and (ii) the representations and warranties contained in Sections 3.2(a), 3.2(d), 3.2(e)(i) and (ii), 3.2(v), 3.2(y), 3.3(a), 3.3(d), and 3.3(e)(i) and (ii), which shall be true in all material respects) will be deemed untrue or incorrect, and no party will be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Sections 3.2 or 3.3, has had or is reasonably likely to have a Material Adverse Effect with respect to the Company or Purchaser, as the case may be (it being understood that, except with respect to Section 3.2(j), for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded).

3.2 Representations and Warranties of the Company. The Company represents and warrants to Purchaser that, except as disclosed in the Company’s Disclosure Letter:

(a) Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is registered with the Federal Reserve as a bank holding company. The Company has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. The Company is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Affect on the Company. The Company engages only in activities (and holds properties only of the types) permitted to bank holding companies by the BHCA and the rules, regulations and interpretations promulgated thereunder.

(b) Subsidiaries.

(i) The Company’s Disclosure Letter sets forth with respect to each of the Company’s direct and indirect Subsidiaries its name, its jurisdiction of incorporation, the Company’s percentage ownership, the number of shares of stock or other equity interests owned or controlled by the Company and the name and number of shares held by any other person who owns any stock of the Subsidiary. The Company owns of record and beneficially all the capital stock of each of its Subsidiaries free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to the Company’s right to vote or dispose of any equity securities of its Subsidiaries. The Company’s ownership interest in each of its Subsidiaries is in compliance with all applicable laws, rules and regulations relating to equity investments by bank holding companies or Connecticut chartered commercial banks.

(ii) Each of the Company’s Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect.

(iii) The outstanding shares of capital stock of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock of any Subsidiary of the Company are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv) New England Bank is a Connecticut-chartered bank. No Subsidiary of the Company other than New England Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. New England Bank’s deposits are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law.

(c) Capital Structure.

(i) The authorized capital stock of the Company consists of 19,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share.

(ii) As of the date of this Agreement:

(A) 5,806,263 shares of Company Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws and not in violation of any preemptive rights;

(B) no shares of Company preferred stock are issued and outstanding.

(C) 1,139,328 shares of Company Common Stock are held in treasury by the Company or otherwise directly or indirectly owned by the Company; and

(D) 153,789 shares of Company Common Stock are reserved for issuance pursuant to outstanding Company Stock Options (including vested and unvested Company Stock Options) and future awards of Company Restricted Stock.

(iii) Set forth in the Company’s Disclosure Letter are: (a) a complete and accurate list of all outstanding Company Stock Options, including the names of the optionees, dates of grant, exercise prices, dates of vesting, dates of termination, shares subject to each grant and whether stock appreciation, limited or other similar rights were granted in connection with such options, and (b) a complete and accurate list of all outstanding shares of restricted stock of the Company, including the names of the grantees, dates of grant, dates of vesting and shares subject to each grant.

(iv) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of the Company may vote are issued or outstanding.

(v) Except as set forth in this Section 3.2(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding and (B) other than Company Stock Options, neither the Company nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of the Company (including any rights plan or agreement) or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. As of the date hereof, there are no outstanding securities or instruments that contain any redemption or similar provisions, and there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries.

(d) Authority. The Company has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the consents, approvals and filings set forth in Section 3.2(f), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of the Company’s Board of Directors, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of this Agreement by the affirmative vote of the holders of majority of the outstanding shares of Company Common Stock. The Company’s Board of Directors has determined that this Agreement is advisable and has directed that this Agreement be submitted to the Company’s stockholders for approval and adoption and has unanimously adopted a resolution to the foregoing effect and recommend that the stockholders adopt this Agreement. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations. The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming that the consents, approvals and filings referred to in Section 3.2(f) have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which the Company or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the articles of incorporation or bylaws of the Company or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject.

(f) Consents and Approvals. Except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including filings and notices with the Federal Reserve, the OCC and the Banking Commissioner, (ii) the filing with the SEC of a joint proxy statement in definitive form relating to the meetings of the Company’s and Purchaser’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby and of the Registration Statement in which such proxy statement will be included as a prospectus, and declaration of effectiveness of the Registration Statement, (iii) the filing of the Articles of Merger with the Maryland Department pursuant to the MGCL, (iv) filing with the Nasdaq Stock Market of a notification of the listing of the shares of Purchaser Common Stock to be issued in the Merger; (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Purchaser Common Stock pursuant to this Agreement; and (vi) and the execution and delivery by the Company and the relevant trustees or agents of supplemental indentures and relevant documents under the provisions of the Company’s trust preferred securities instruments and the Company and its Subsidiaries’ debt indentures set forth on Section 5.17 of the Company’s Disclosure Schedules, no consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained by the Company in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger. As of the date hereof, the Company has no knowledge of any reason pertaining to the Company why any of the approvals referred to in this Section 3.2(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.2(e).

(g) Governmental Filings. The Company and each of its Subsidiaries has filed all reports, schedules, registration statements and other documents that it has been required to file since January 1, 2009 with the Federal Reserve, the OCC, the FDIC, the Banking Commissioner or any other Governmental Entity. As of their respective dates, each of such filings complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance).

(h) Securities Filings. The Company has filed with the SEC all reports, schedules, registration statements, definitive proxy statements and exhibits thereto that it has been required to file under the Securities Act or the Exchange Act since January 1, 2009 (collectively, “Company Reports”). None of the Company Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates of filing with the SEC, all of the Company Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of the Company included in the Company Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(i) Financial Statements. The Company has previously made available to Purchaser copies of (i) the consolidated balance sheets of the Company and its Subsidiaries as of March 31, 2011 and 2010 and related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the two years in the two-year period ended March 31, 2011, together with the notes thereto, accompanied by the audit report of the Company’s independent registered public accounting firm, as reported in the Company’s Annual Report on Form 10-K for the year ended March 31, 2011 filed with the SEC, (ii) the unaudited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2011 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the nine months ended December 31, 2011 and 2010, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2011 filed with the SEC and (iii) the unaudited consolidated balance sheets of the Company and its Subsidiaries as of March 31, 2012 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the twelve months ended March 31, 2012. Such financial statements were prepared from the books and records of Company and its Subsidiaries, fairly presented, when filed in the case of (i) and (ii) above, the consolidated financial position of Company and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations and cash flows of Company and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes to the extent permitted under applicable regulations. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(j) Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of the Company as of December 31, 2011, except for (i) liabilities incurred since December 31, 2011 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(k) Absence of Certain Changes or Events.

(i) Since December 31, 2011, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on the Company.

(ii) Since December 31, 2011, none of the Company or any of its Subsidiaries have taken any action that would be prohibited by clauses (b)(i), (c) (except as set forth on Section 4.1(c) of the Company Disclosure Letter), (e), (h), (i)(ii), (j) (except as set forth on Section 4.1(j) of the Company Disclosure Letter), (k), (n), or (o) of Section 4.1 if taken after the date hereof.

(l) Litigation. There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries that (i) are seeking damages or declaratory relief against the Company or any of its Subsidiaries or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Purchaser or any of its Subsidiaries). Since January 1, 2009, (i) there have been no subpoenas, written demands, or document requests received by the Company or any of its Subsidiaries from any Governmental Entity and (ii) no Governmental Entity has requested that the Company or any of its Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, or document request.

(m) Absence of Regulatory Actions. Since January 1, 2009, neither the Company nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Governmental Entity, or has adopted any board resolutions relating to such matters as are material to the business of the Company or its Subsidiaries at the request of any Governmental Entity, or has been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. To the knowledge of the Company, there are no material unresolved violations, criticisms or exceptions by any Governmental Entity with respect to any report or statement relating to any examinations of the Company or its Subsidiaries.

(n) Compliance with Laws. The Company and each of its Subsidiaries conducts its business in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it or the employees conducting such business, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The Company and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is, to the knowledge of the Company, threatened. Neither the Company nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

(o) Taxes. All federal, state, local and foreign tax returns required to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other Taxes required to be paid by the Company or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on the Company’s balance sheet (in accordance with GAAP). To the knowledge of the Company, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of the Company or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where the Company or any of its Subsidiaries do not file tax returns that the Company or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to the Company or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on the Company’s balance sheet (in accordance with GAAP). The Company and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect. The Company and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and the Company and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements. Except as set forth in Section 3.2(o) of the Company’s Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement in the payment to any individual of any “excess parachute payments” within the meaning of Section 280G of the IRC and neither the Company nor any of its Subsidiaries has made any payments and is not a party to any agreement, and does not maintain any plan, program or arrangement, that could require it to make any payments that would not be fully deductible by reason of Section 162(m) of the IRC.

(p) Agreements.

(i) The Company has previously delivered to Purchaser, and the Company’s Disclosure Letter lists, any contract, arrangement, commitment or understanding (whether written or oral) to which the Company or any of its Subsidiaries is a party or is bound:

(A) (1) with any executive officer or other employee of the Company or any of its Subsidiaries holding the title of Senior Vice President or higher the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its Subsidiaries of the nature contemplated by this Agreement; (2) with respect to the employment of any directors, officers, employees or consultants; or (3) any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan);

(B) that (1) contains a non-compete or client or customer non-solicit requirement or any other provision that restricts the conduct of, or the manner of conducting, any line of business of the Company or any of its Subsidiaries (or, following the consummation of the transactions contemplated hereby, Purchaser or any of its Subsidiaries), (2) obligates the Company or any of its affiliates (or, following the consummation of the transactions contemplated hereby, Purchaser or any of its Subsidiaries) to conduct business with any third party on an exclusive or preferential basis, or (3) requires referrals of business or requires the Company or any of its Subsidiaries to make available investment opportunities to any person on a priority or exclusive basis;

(C) pursuant to which the Company or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity;

(D) that relates to borrowings of money (or guarantees thereof) by the Company or any of its Subsidiaries in excess of $100,000, other than Federal Home Loan Bank borrowings and repurchase agreements with customers entered into in the ordinary course of business;

(E) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries;

(F) that limits the payment of dividends by the Company or any of its Subsidiaries;

(G) that relates to the involvement of the Company or any Subsidiary in a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(H) that relates to an acquisition, divestiture, merger or similar transaction and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect,

(I) which is a lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $50,000 on an annual basis;

(J) which is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $50,000 per annum; or

(K) which is not of the type described in clauses (A) through (J) above and which involved payments by, or to, the Company or any of its Subsidiaries in the fiscal year ended March 31, 2012, or which could reasonably be expected to involve such payments during the fiscal year ending March 31, 2013, of more than $100,000 (excluding Loans) or the termination of which would require payment by the Company or any of its Subsidiaries in excess of $100,000.

(ii) Neither the Company nor any of its Subsidiaries is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in material violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the knowledge of the Company, no other party to any such agreement (excluding any loan or extension of credit made by the Company or any of its Subsidiaries) is in default in any respect thereunder.

(q) Intellectual Property. The Company and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use (in the manner and the geographic areas in which they are currently used) without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its business. The Company’s Disclosure Letter sets forth a complete and correct list of all material trademarks, trade names, service marks and copyrights owned by or licensed to the Company or any of its Subsidiaries for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that the Company or any of its Subsidiaries is licensed or authorized to use in its business, including without limitation any software licenses but excluding any so-called “shrink-wrap” license agreements and other similar computer software licensed in the ordinary course of business and/or otherwise resident on desktop computers (collectively, the “Intellectual Property”). With respect to each item of Intellectual Property owned by the Company or any of its Subsidiaries, the owner possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of Intellectual Property that the Company or any of its Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect as to the Company and the Subsidiaries. Neither the Company nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that the Company or any of its Subsidiaries must license or refrain from using any intellectual property rights of a third party). To the knowledge of the Company, neither the Company nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of the Company or any of its Subsidiaries.

(r) Labor Matters.

(i) The Company and its Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither the Company nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is the Company or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor, to the knowledge of the Company, has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened.

(ii) The Company’s Disclosure Letter identifies (A) all present employees (including any leased or temporary employees) of the Company and its Subsidiaries and any consultants or independent contractors providing services to the Company or any of its Subsidiaries; (B) each employee’s, consultant’s or independent contractor’s current rate of compensation; and (C) each employee’s accrued vacation, sick leave or personal leave if applicable. There are no unpaid wages, bonuses or commissions owed to any employee (other than those not yet due).

(s) Employee Benefit Plans.

(i) The Company’s Disclosure Letter contains a complete and accurate list of all pension, retirement, stock option, stock purchase, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, “employee benefit plans,” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of the Company or any of its Subsidiaries (hereinafter referred to collectively as the “Company Employee Plans”). The Company has previously delivered or made available to Purchaser true and complete copies of each agreement, plan and other documents referenced in the Company’s Disclosure Letter, along with, where applicable, copies of the IRS Form 5500 for the most recently completed year. There has been no announcement or commitment by the Company or any of its Subsidiaries to create an additional Company Employee Plan, or to amend any Company Employee Plan, except for amendments required by applicable law or which do not materially increase the cost of such Company Employee Plan. Each Company Employee Plan that provides for the payment of “deferred compensation,” including any employment agreement between the Company and any employee, complies in all material respects with Section 409A of the IRC.

(ii) There is no pending or, to the knowledge of the Company, threatened litigation, administrative action or proceeding relating to any Company Employee Plan. All of the Company Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to the Company Employee Plans that is likely to result in the imposition of any penalties or Taxes upon the Company or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the IRC.

(iii) No liability to the Pension Benefit Guarantee Corporation has been or is expected by the Company or any of its Subsidiaries to be incurred with respect to any the Company Employee Plan which is subject to Title IV of ERISA (the “Company Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by the Company or any ERISA Affiliate. No Company Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each Company Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such Company Pension Plan as of the end of the most recent plan year with respect to the respective Company Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Company Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any Company Pension Plan within the 12-month period ending on the date hereof. Neither the Company nor any of its Subsidiaries has provided, or is required to provide, security to any Company Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC. Neither the Company, any of its Subsidiaries, nor any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA.

(iv) Each Company Employee Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a “Company Qualified Plan”) has received or applied for a current favorable determination letter from the IRS, and to the Company’s knowledge, there are no circumstances likely to result in revocation of any such favorable determination letter. Each Company Qualified Plan that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the IRC) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the IRC and the regulations thereunder in all material respects and any assets of any such Company Qualified Plan that, as of the end of the plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(v) Neither the Company nor any of its Subsidiaries has any obligations for post-retirement or post-employment benefits under any Company Employee Plan that cannot be amended or terminated upon sixty (60) days’ notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the IRC, or similar state laws, the cost of which is borne by the insured individuals.

(vi) All contributions required to be made with respect to any Company Employee Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Employee Plan, for any period through the date hereof have been timely made or paid in full, or to the extent not required to be made or paid on or before the date hereof, have been fully reflected in the financial statements of the Company. Each Company Employee Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the IRC or (B) is unfunded.

(vii) The Company’s Disclosure Letter contains a calculation of the severance payment (estimated where necessary) and a description of other benefits payable to each director, officer or employee of the Company or any of it Subsidiaries that is a party to a severance, change in control or employment agreement, assuming that such person’s service with the Company terminates as of the Effective Time.

(t) Properties.

(i) A list of all real property owned or leased by the Company or a Subsidiary of the Company is set forth in the Company’s Disclosure Letter. The Company and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for Taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. Each lease pursuant to which the Company or any of its Subsidiaries as lessee, leases real or personal property is valid and in full force and effect as to the Company and the Subsidiaries and neither the Company nor any of its Subsidiaries, nor, to the Company’s

knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. The Company has previously delivered to Purchaser a complete and correct copy of each such lease. All real property owned or leased by the Company or any of its Subsidiaries are in all material respects in a good state of maintenance and repair (normal wear and tear excepted), conform in all material respects with all applicable ordinances, regulations and zoning laws and are considered by the Company to be adequate for the current business of the Company and its Subsidiaries. To the knowledge of the Company, none of the buildings, structures or other improvements located on any real property owned or leased by the Company or any of its Subsidiaries encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way.

(ii) The Company and each of its Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, that are not material in character, amount or extent, and that do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. With respect to personal property used in the business of the Company and its Subsidiaries that is leased rather than owned, neither the Company nor any of its Subsidiaries is in default under the terms of any such lease.

(u) Fairness Opinion. The Company has received the opinion of FinPro, Inc. to the effect that, as of the date of such opinion and subject to the assumptions and qualifications set forth therein, the Merger Consideration to be paid to the Company’s stockholders by Purchaser in connection with the Merger pursuant to this Agreement is fair, from a financial point of view, to such Company stockholders.

(v) Fees. Other than for financial advisory services performed for the Company by FinPro, Inc., pursuant to an agreement dated November 25, 2009, as updated on May 25, 2012, a true and complete copy of which has previously been provided to Purchaser, neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for the Company or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

(w) Environmental Matters.

(i) Each of the Company’s and its Subsidiaries’ properties, the Participation Facilities, and, to the knowledge of the Company, the Loan Properties are, and have been during the period of the Company’s or its Subsidiaries’ ownership or operation thereof, in material compliance with all Environmental Laws.

(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of the Company, threatened, before any court or Governmental Entity against the Company or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by the Company or any of its Subsidiaries or any Participation Facility.

(iii) To the knowledge of the Company, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court or Governmental Entity relating to or against any Loan Property (or the Company or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv) Neither the Company nor any of its Subsidiaries has received in writing any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v) To the knowledge of the Company, there are no underground storage tanks at any properties owned or operated by the Company or any of its Subsidiaries or any Participation Facility. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other person or entity, has closed or removed any underground storage tanks from any properties owned or operated by the Company or any of its Subsidiaries or any Participation Facility.

(vi) During the period of (A) the Company’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) the Company’s or its Subsidiary’s participation in the management of any Participation Facility, to the knowledge of the Company, there has been no release of Hazardous Materials in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release. To the knowledge of the Company, prior to the period of (A) the Company’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) the Company’s or its Subsidiary’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release.

(x) Loan Matters.

(i) All Loans held by the Company or any of its Subsidiaries were made in all material respects for good, valuable and adequate consideration in the ordinary course of the business, and, to the knowledge of the Company, the Loans are not subject to any defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity. The notes or other evidences of indebtedness evidencing such Loans and all forms of pledges, mortgages and other collateral documents and security agreements are, in all material respects, enforceable and valid.

(ii) Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor the Company’s practices of approving or rejecting Loan applications, violate in any material respect any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii) The allowance for loan losses reflected in the Company’s audited balance sheet at March 31, 2011 was, and the allowance for loan losses shown on the balance sheets in the Company’s Reports for periods ending after such date, in the opinion of management, was or will be adequate, as of the dates thereof.

(iv) None of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(v) (A) The Company’s Disclosure Letter sets forth a list of all Loans as of the date hereof by the Company or New England Bank to any directors, executive officers and principal stockholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of the Company or any of its Subsidiaries, (B) there are no Loans to any employee, officer, director or affiliate thereof on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O and (C) all such Loans are and were originated in compliance in all material respects with all applicable laws.

(vi) The Company’s Disclosure Letter sets forth a listing, as of March 31, 2012, of all Loans (A) that are contractually past due ninety (90) days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that are classified as “Watch,” “Special Mention,” “Substandard,” “Doubtful,” “Loss” or words of similar import, (D) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the origination of the Loan due to concerns regarding the borrower’s ability to pay in accordance with the Loan’s original terms and (E) where a specific reserve allocation exists in connection therewith.

(y) Anti-takeover Provisions Inapplicable. The Company and its Subsidiaries have taken all actions required to exempt Purchaser, the Agreement, the Plan of Bank Merger, the Merger and the Bank Merger from any provisions of an antitakeover nature contained in their organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

(z) Material Interests of Certain Persons. Except for deposit and loan relationships entered into in the ordinary course of business, no current or former officer or director of the Company, or any family member or affiliate of any such person, has any material interest, directly or indirectly, in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of the Company or any of its Subsidiaries.

(aa) Insurance. In the opinion of management, the Company and its Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. The Company’s Disclosure Letter contains a list of all policies of insurance carried and owned by the Company or any of the Company’s Subsidiaries showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration date. All of the insurance policies and bonds maintained by the Company and its Subsidiaries are in full force and effect, the Company and its Subsidiaries are not in default thereunder, all premiums and other payments due under any such policy have been paid and all material claims thereunder have been filed in due and timely fashion.

(bb) Investment Securities; Derivatives.

(i) Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by the Company or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(ii) Neither the Company nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that materially exceed normal changes in value attributable to interest or exchange rate changes.

(cc) Indemnification. Except as provided in the Articles of Incorporation or bylaws of the Company and the similar organizational documents of its Subsidiaries, and in employment agreements, change in control agreements and other agreements related to employment or service as a director, neither the Company nor any of its Subsidiaries is a party to any agreement that provides for the indemnification of any of its present or former directors, officers or employees, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of the Company and, to the knowledge of the Company, there are no claims for which any such person would be entitled to indemnification under the Articles of Incorporation or bylaws of the Company or the similar organizational documents of any of its Subsidiaries, under any applicable law or regulation or under any such employment-related agreement.

(dd) Corporate Documents and Records. The Company has previously provided a complete and correct copy of the articles of incorporation, bylaws and similar organizational documents of the Company and each of the Company’s Subsidiaries, as in effect as of the date of this Agreement. Neither the Company nor any of the Company’s Subsidiaries is in violation of its Articles of Incorporation, bylaws or similar organizational documents. The minute books of the Company and each of the Company’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their stockholders.

(ee) CRA, Anti-Money Laundering, OFAC and Customer Information Security. New England Bank has received a rating of “Satisfactory” or better in its most recent examination or interim review with respect to the CRA. The Company does not have knowledge of any facts or circumstances that would cause New England Bank or any other Subsidiary of the Company: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal bank regulators of lower than “Satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by New England Bank. To the knowledge of the Company, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause either the Company or any of its Subsidiaries to undertake any remedial action. The Board of Directors of New England Bank (or where appropriate of any other Subsidiary of the Company) has adopted, and New England Bank (or such other Subsidiary of the Company) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and New England Bank (or such other Subsidiary of the Company) has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(ff) Internal Controls. The Company and its Subsidiaries have devised and maintain a system of internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. Except as disclosed in the Company Reports, there are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information. To the knowledge of the Company, there has occurred no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(gg) Tax Treatment of the Merger. The Company has no knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section  368(a) of the IRC.

3.3 Representations and Warranties of Purchaser. Purchaser represents and warrants to the Company that, except as set forth in Purchaser’s Disclosure Letter:

(a) Organization and Qualification. Purchaser is a corporation duly organized and validly existing under the laws of the State of Maryland and is registered with the Federal Reserve as a savings and loan holding company. Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. Purchaser is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Affect on Purchaser. Purchaser engages only in activities (and holds properties only of the types) permitted to savings and loan holding companies by the Home Owners’ Loan Act of 1933, as amended, and the rules, regulations and interpretations promulgated thereunder.

(b) Subsidiaries.

(i) Each of Purchaser’s Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect.

(ii) United Bank is a federal savings bank. No Subsidiary of Purchaser other than United Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. United Bank’s deposits are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law.

(c) Capital Structure.

(i) The authorized capital stock of Purchaser consists of 100,000,000 shares of Purchaser Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share.

(ii) As of March 31, 2012, (A) 15,598,122 shares of Purchaser Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws; (B) no shares of Purchaser preferred stock were issued and outstanding; and (C) 1,621,199 shares of Purchaser Common Stock were reserved for issuance pursuant to outstanding grants or awards under Purchaser’s stock-based benefit plans.

(iii) The shares of Purchaser Common Stock to be issued in exchange for shares of Company Common Stock upon consummation of the Merger in accordance with this Agreement have been duly authorized and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

(d) Authority. Purchaser has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of Purchaser’s Board of Directors, and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Purchaser Common Stock. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations. The execution, delivery and performance of this Agreement by Purchaser do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming that the consents, approvals and filings referred to in Section 3.3(f) have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which Purchaser (or any of its properties) is subject, (ii) violate the articles of incorporation or bylaws of Purchaser or the similar organizational documents of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Purchaser or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Purchaser or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject except, in the case of (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser.

(f) Consents and Approvals. Except for (i) filings of applications and notices with, receipt of approvals or no objections from, and the expiration of related waiting periods required by, federal and state banking authorities, including filings and notices with the Federal Reserve, the OCC and the Banking Commissioner, (ii) the filing with the SEC of a joint proxy statement in definitive form relating to the meetings of the Company’s and Purchaser’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby and of the Registration Statement in which such proxy statement will be included as a prospectus, and declaration of effectiveness of the Registration Statement, (iii) the filing of the Articles of Merger with the Maryland Department pursuant to the MGCL, (iv) filing with the Nasdaq Stock Market of a notification of the listing of the shares of Purchaser Common Stock to be issued in the Merger; (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Purchaser Common Stock pursuant to this Agreement; and (vi) and the execution and delivery by the Company and the relevant trustees or agents of supplemental indentures and relevant documents under the provisions of the Company’s trust preferred securities instruments and the Company and its subsidiaries’ debt indentures set forth on Section 5.17 of the Company’s Disclosure Schedules, no consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by Purchaser of this Agreement or the consummation by Purchaser of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger. As of the date hereof, Purchaser has no knowledge of any reason pertaining to Purchaser why any of the approvals referred to in this Section 3.3(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.2(e).

(g) Securities Filings. Purchaser has filed with the SEC all reports, schedules, registration statements, definitive proxy statements and exhibits thereto that it has been required to file under the Securities Act or the Exchange Act since January 1, 2009 (collectively, “Purchaser’s Reports”). None of Purchaser’s Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates of filing with the SEC, all of Purchaser’s Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of Purchaser included in Purchaser’s Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(h) Financial Statements. Purchaser has previously made available to the Company copies of (i) the consolidated balance sheets of Purchaser and its Subsidiaries as of December 31, 2011 and 2010 and related consolidated statements of income, stockholders’ equity and comprehensive income and cash flows for each of the three years in the three-year period ended December 31, 2011, together with the notes thereto, accompanied by the audit report of Purchaser’s independent registered public accounting firm, as reported in Purchaser’s

Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC and (ii) the unaudited consolidated balance sheets of Purchaser and its Subsidiaries as of March 31, 2012 and the related consolidated statements of income, changes in stockholder’s equity and cash flows for the three months ended March 31, 2012, as reported in Purchaser’s Quarterly Report on Form 10-Q for the three months ended March 31, 2012 filed with the SEC. Such financial statements were prepared from the books and records of Purchaser and its Subsidiaries, fairly presented, when filed, the consolidated financial position of Purchaser and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations and cash flows of Purchaser and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes to the extent permitted under applicable regulations. The books and records of Purchaser and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i) Undisclosed Liabilities. Neither Purchaser nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of Purchaser as of December 31, 2011, except for (i) liabilities incurred since December 31, 2011 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on Purchaser and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(j) Absence of Certain Changes or Events. Since December 31, 2011, Purchaser and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on Purchaser.

(k) Litigation. There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of Purchaser, threatened against or affecting Purchaser or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries that (i) are seeking damages or declaratory relief against the Company or any of its Subsidiaries, (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against Purchaser or any of its Subsidiaries or the assets of Purchaser or any of its Subsidiaries. Since January 1, 2009, (i) there have been no subpoenas, written demands, or document requests received by Purchaser or any of its Subsidiaries from any Governmental Entity and (ii) no Governmental Entity has requested that Purchaser or any of its Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, or document request.

(l) Absence of Regulatory Actions. Since January 1, 2009, neither Purchaser nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Governmental Entity, or has adopted any board resolutions relating to such matters as are material to the business of Purchaser or its Subsidiaries at the request of any Governmental Entity, or has been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. To the knowledge of the Purchaser, there are no material unresolved violations, criticisms or exceptions by any Governmental Entity with respect to any report or statement relating to any examinations of Purchaser or its Subsidiaries.

(m) Compliance with Laws. Purchaser and each of its Subsidiaries conducts its business in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it or the employees conducting such business, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser. Purchaser and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is, to the knowledge of Purchaser, threatened. Neither Purchaser nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Purchaser.

(n) Taxes. All federal, state, local and foreign tax returns required to be filed by or on behalf of Purchaser or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other Taxes required to be paid by Purchaser or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on Purchaser’s balance sheet (in accordance with GAAP). To the knowledge of the Purchaser, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of Purchaser or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where Purchaser or any of its Subsidiaries do not file tax returns that Purchaser or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to Purchaser or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on Purchaser’s balance sheet (in accordance with GAAP). Purchaser and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect. Purchaser and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and Purchaser and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.

(o) Employee Benefit Plans.

(i) Purchaser has previously delivered or made available to Purchaser true and complete copies of each pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, “employee benefit plans,” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of the Company or any of its Subsidiaries (hereinafter referred to collectively as the “Purchaser Employee Plans”), along with, where applicable, copies of the IRS Form 5500 for the most recently completed year.

(ii) There is no pending or, to the knowledge of Purchaser, threatened litigation, administrative action or proceeding relating to any Purchaser Employee Plan. All of Purchaser Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to Purchaser Employee Plans that is likely to result in the imposition of any penalties or Taxes upon Purchaser or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the IRC.

(iii) No liability to the Pension Benefit Guarantee Corporation has been or is expected by Purchaser or any of its Subsidiaries to be incurred with respect to any Purchaser Employee Plan which is subject to Title IV of ERISA (the “Purchaser Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by Purchaser or any ERISA Affiliate. No Purchaser Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each Company Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such Purchaser Pension Plan as of the end of the most recent plan year with respect to the respective Purchaser Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Purchaser Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any Purchaser Pension Plan within the 12-month period ending on the date hereof. Neither Purchaser nor any of its Subsidiaries has provided, or is required to provide, security to any Purchaser Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC. Neither Purchaser, any of its Subsidiaries, nor any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA.

(iv) Each Purchaser Employee Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a “Purchaser Qualified Plan”) has received or applied for a current favorable determination letter from the IRS, and Purchaser is not aware of any circumstances likely to result in revocation of any such favorable determination letter. Each Purchaser Qualified Plan that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the IRC) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the IRC and the regulations thereunder in all material respects and any assets of any such Purchaser Qualified Plan that, as of the end of the plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(p) Corporate Documents and Records. Purchaser has previously provided a complete and correct copy of the Articles of Incorporation, bylaws and similar organizational documents of Purchaser and each of Purchaser’s Subsidiaries, as in effect as of the date of this Agreement. Neither Purchaser nor any of Purchaser’s Subsidiaries is in violation of its Articles of Incorporation, bylaws or similar organizational documents. The minute books of Purchaser and each of Purchaser’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their stockholders.

(q) CRA, Anti-Money Laundering, OFAC and Customer Information Security. United Bank has received a rating of “Satisfactory” or better in its most recent examination or interim review with respect to the CRA. Purchaser does not have knowledge of any facts or circumstances that would cause United Bank or any other Subsidiary of Purchaser: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal bank regulators of lower than “Satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by United Bank. To the knowledge of Purchaser, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause either Purchaser or any of its Subsidiaries to undertake any remedial action. The Board of Directors of United Bank (or where appropriate of any other Subsidiary of Purchaser) has adopted, and United Bank (or such other Subsidiary of Purchaser) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and United Bank (or such other Subsidiary of Purchaser) has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(r) Internal Controls. Purchaser and its Subsidiaries have devised and maintain a system of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principals and to maintain accountability for assets, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. Except as disclosed in Purchaser’s Reports, there are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Purchaser’s ability to record, process, summarize and report financial information. To the knowledge of Purchaser, there has occurred no fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser’s internal controls over financial reporting.

(s) Tax Treatment of the Merger. Purchaser has no knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368(a) of the IRC.

(t) Fairness Opinion. Purchaser has received the opinion of Stifel, Nicolaus & Company, Incorporated to the effect that, as of the date of such opinion and subject to the assumptions and qualifications set forth therein, the Merger Consideration to be paid to the Company’s stockholders by Purchaser in connection with the Merger pursuant to this Agreement is fair, from a financial point of view, to Purchaser’s stockholders.

(u) Governmental Filings. Purchaser and each of its Subsidiaries has filed all reports, schedules, registration statements and other documents that it has been required to file since January 1, 2009 with the Federal Reserve, the FDIC, the OCC, or any other Governmental Entity. As of their respective dates, each of such filings complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance).

(v) Environmental Matters.

(i) Each of Purchaser’s and its Subsidiaries’ properties and the Participation Facilities, and, to the knowledge of Purchaser, the Loan Properties, are, and have been during the period of Purchaser’s or its Subsidiaries’ ownership or operation thereof, in material compliance with all Environmental Laws.

(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of Purchaser, threatened, before any court or Governmental Entity against Purchaser or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by Purchaser or any of its Subsidiaries or any Participation Facility.

(iii) To the knowledge of Purchaser, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court or Governmental Entity relating to or against any Loan Property (or Purchaser or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv) Neither Purchaser nor any of its Subsidiaries has received in writing any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v) To the knowledge of Purchaser, there are no underground storage tanks at any properties owned or operated by Purchaser or any of its Subsidiaries or any Participation Facility. Neither Purchaser nor any of its Subsidiaries nor, to the knowledge of Purchaser, any other person or entity, has closed or removed any underground storage tanks from any properties owned or operated by Purchaser or any of its Subsidiaries or any Participation Facility.

(vi) During the period of (A) Purchaser’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) Purchaser’s or its Subsidiary’s participation in the management of any Participation Facility, to the knowledge of Purchaser, there has been no release of Hazardous Materials in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release. To the knowledge of Purchaser, prior to the period of (A) Purchaser’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) Purchaser’s or its Subsidiary’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties except for releases of Hazardous Materials in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release.

ARTICLE IV

CONDUCT PENDING THE MERGER

4.1 Forbearances by the Company. Except as expressly contemplated or permitted by this Agreement or disclosed in the Company’s Disclosure Letter, and except to the extent required by law or regulation or any Governmental Entity during the period from the date of this Agreement to the Effective Time, the Company shall not, nor shall the Company permit any of its Subsidiaries to, without the prior written consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed):

(a) conduct its business other than in the regular, ordinary and usual course consistent with past practice; fail to use reasonable efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees; or take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) (i) incur, modify, extend or renegotiate any material indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, other than (A) the creation of deposit liabilities in the ordinary course of business consistent with past practice and (B) advances from the Federal Home Loan Bank of Boston with a maturity of not more than five (5) years;

(ii) prepay any indebtedness or other similar arrangements so as to cause the Company to incur any prepayment penalty thereunder; or

(iii) purchase any brokered certificates of deposit;

(c) (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on its capital stock, except for regular quarterly cash dividends at a rate not in excess of $0.03 per share of Company Common Stock and dividends paid by New England Bank to enable the Company to pay such dividends;

(iii) grant any person any right to acquire any shares of its capital stock;

(iv) issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock, except pursuant to the exercise of stock options outstanding as of the date hereof; or

(v) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock;

(d) other than in the ordinary course of business consistent with past practice (including the sale, transfer or disposal of other real estate owned (“OREO”)), (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its real property or other assets to any person other than a Subsidiary, or (ii) cancel, release or assign any indebtedness to any such person or any claims held by any such person;

(e) make any equity investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person, or form any new subsidiary;

(f) except as set forth in Section 4.1(f) of the Company’s Disclosure Letter, enter into, renew, amend or terminate any material contract, plan or agreement, or make any change in any of its leases or contracts other than contracts or agreements covered by Section 4.1(g);

(g) make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any Loan, or make any commitment in respect of any of the foregoing, except (i) in conformity with existing lending practices in amounts not to exceed $250,000 if such Loan is not fully secured or $2.0 million if such Loan is fully secured or (ii) Loans as to which the Company has a binding obligation to make such Loans (including without limitation lines of credit and letters of credit) as of the date hereof and which are described in the Company’s Disclosure Letter; provided, however, that neither the Company nor any of its Subsidiaries shall make, renegotiate, renew, increase the amount of, extend the term of, modify or purchase any Loan, or make any commitment in respect of any of the foregoing, to any person if when aggregated with all outstanding Loans and commitments for Loans made to such person and such person’s family members and affiliates, the Loans would exceed $2.0 million;

(h) except for Loans made in accordance with Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), make or increase any Loan, or commit to make or increase any such Loan, to any director or executive officer of the Company or New England Bank, or any entity controlled, directly or indirectly, by any of the foregoing;

(i) (i) increase in any manner the compensation, bonuses or other fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to policies then in effect, or pay any bonus, pension, retirement allowance or contribution not required by any existing plan or agreement to any such employees or directors;

(ii) become a party to, amend, renew, extend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment, severance or change in control agreement with or for the benefit of any employee or director, except for amendments to any plan or agreement that are required by law;

(iii) amend, modify or revise the terms of any outstanding stock option or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation;

(iv) elect to any office with the title of Senior Vice President or higher any person who does not hold such office as of the date of this Agreement or elect to its Board of Directors any person who is not a member of its Board of Directors as of the date of this Agreement; or

(v) hire any employee with an annualized salary in excess of $40,000 except as may be necessary to replace any non-officer employee whose employment is terminated, whether voluntarily or involuntarily;

(j) except as set forth on Section 4.1(j) of the Company Disclosure Letter, commence any action or proceeding, other than to enforce any obligation owed to the Company or any of its Subsidiaries and in accordance with past practice, or settle any claim, action or proceeding (i) involving payment by it of money damages in excess of $100,000 or (ii) which would impose any material restriction on its operations or the operations of any of its Subsidiaries;

(k) amend its Articles of Incorporation or bylaws, or similar governing documents;

(l) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in the ordinary course of business;

(m) purchase any debt security, including mortgage-backed and mortgage-related securities, other than municipal securities and U.S. government and U.S. government agency securities with final maturities of less than fifteen (15) years;

(n) make any capital expenditures in excess of $100,000, other than pursuant to binding commitments existing on the date hereof, which are described in the Company’s Disclosure Letter, and expenditures reasonably necessary to maintain existing assets in good repair;

(o) except as set forth in Section 4.1(o) of the Company’s Disclosure Letter, establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(p) enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;

(q) make any changes in policies in any material respect in existence on the date hereof with regard to: the extension of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; or other material banking policies, except as may be required by changes in applicable law or regulations, GAAP, or the direction of a Governmental Entity;

(r) except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby:

(i) issue any communication of a general nature to employees (including general communications relating to benefits and compensation) without prior consultation with Purchaser and, to the extent relating to post-Closing employment, benefit or compensation information, without the prior consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed); or

(ii) issue any communication of a general nature to customers without the prior approval of Purchaser (which shall not be unreasonably withheld, conditioned or delayed);

(s) except with respect to foreclosures in process as of the date hereof, foreclose upon or take a deed or title to any commercial real estate (i) without providing prior notice to Purchaser and conducting a Phase I environmental assessment of the property, or (ii) if the Phase I environmental assessment referred to in the prior clause reflects the presence of any Hazardous Material or underground storage tank;

(t) make, change or rescind any material election concerning Taxes or Tax Returns, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle or compromise any material Tax claim or assessment, or surrender any right to claim a refund of Taxes or obtain any Tax ruling;

(u) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(v) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

(w) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(x) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.1.

Any request by the Company or response thereto by Purchaser shall be made in accordance with the notice provisions of Section 8.7 and shall note that it is a request pursuant to this Section 4.1.

4.2 Forbearances by Purchaser. Except as expressly contemplated or permitted by this Agreement, and except to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, Purchaser shall maintain its rights and franchises in all material respects, and shall not, nor shall Purchaser permit any of its Subsidiaries to, without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed):

(a) conduct its business other than in the regular, ordinary and usual course consistent with past practice; fail to use reasonable efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees;

(b) incur, modify, extend or renegotiate any material indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, other than in the ordinary course of business;

(c) make, declare or pay any dividend, or make any other distribution on its capital stock, except for regular quarterly cash dividends at a rate not in excess of $0.09 per share of Company Common Stock and dividends paid by United Bank to enable the Company to pay such dividends; or increase such dividend, except for dividend increases consistent with past practice;

(d) take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(e) take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(f) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC;

(g) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.2;

(h) amend, repeal or modify any provision of its Articles of Incorporation or bylaws in a manner which would adversely affect the Company or any Company stockholder or the transactions contemplated by this Agreement; or

(i) consummate, or enter into any agreement with respect to any transaction involving a third party that would constitute an Acquisition Proposal with respect to such third party; provided, that clause this Section 4.2(i) shall not apply with respect to any transaction involving Purchaser’s acquisition of a third party that is an insured depository institution or the holding company of an insured depository institution in which the value of the total consideration to be paid as measured at the time of announcement is less than $90 million.

ARTICLE V

COVENANTS

5.1 Acquisition Proposals.

(a) From the date of this Agreement until the earlier to occur of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall not authorize or permit any of its Subsidiaries or any of its Subsidiaries’ officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage, or take any other action to facilitate, any inquiries, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information or data regarding the Company or any of its Subsidiaries to any person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal, (iii) continue or otherwise participate in any discussions or negotiations, or otherwise communicate in any way with any person (other than Purchaser), regarding an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal, or (v) enter into or consummate any agreement, arrangement or understanding contemplating any Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of the Company or any of the Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 5.1 by the Company. Notwithstanding the foregoing, prior to the adoption and approval of this Agreement by the Company’s stockholders at a meeting of the stockholders of the Company, this Section 5.1(a) shall not prohibit the Company from furnishing nonpublic information regarding the Company and its Subsidiaries to, or entering into discussions with, any person in response to an Acquisition Proposal that is submitted to the Company by such person (and not withdrawn) if (1) the Acquisition Proposal constitutes or is reasonably expected to result in a Superior Proposal, (2) the Company has not breached any of the covenants set forth in this Section 5.1, (3) the Company’s Board of Directors determines in good faith, after consultation with and based upon the advice of its outside legal counsel, that such action is required in order for the Board of Directors to comply with its fiduciary obligations to the Company’s stockholders under applicable law, and (4) at least two (2) Business Days prior to furnishing any nonpublic information to, or entering into discussions with, such person, the Company gives Purchaser written notice of the identity of such person and of the Company’s intention to furnish nonpublic information to, or enter into discussions with, such person and the Company receives from such person an executed confidentiality agreement on terms no more favorable to such person than the confidentiality agreement between Purchaser and the Company.

(b) The Company will notify Purchaser immediately orally (within one (1) calendar day) and in writing (within three (3) calendar days) of receipt of any Acquisition Proposal, any request for non-public information that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal, including, in each case, the identity of the person making such Acquisition Proposal, request or inquiry and the terms and conditions thereof, and shall provide to Purchaser any written materials received by the Company or any of its Subsidiaries in connection therewith. The Company will keep Purchaser informed of any developments with respect to any such Acquisition Proposal, request or inquiry immediately orally (within one (1) calendar day) and in writing (within three (3) calendar days) upon the occurrence thereof.

(c) The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to any of the foregoing. The Company shall not release any third party from, or waive any provisions of, any confidentiality agreements or standstill agreement to which it or any of its Subsidiaries is a party.

5.2 Advice of Changes. Prior to the Closing, each party shall promptly advise the other party orally and in writing to the extent that it has knowledge of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.3 Access and Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each party shall (and shall cause such party’s Subsidiaries to) afford the other party and its representatives (including, without limitation, officers and employees of the other party and its affiliates and counsel, accountants and other professionals retained by the other party) such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation tax returns and work papers of independent auditors and materials prepared in connection with meetings of the parties’ Board of Directors), contracts, properties, personnel and to such other information relating to such party and its Subsidiaries as the other party may reasonably request, except where such materials relate to (i) matters involving this Agreement, (ii) pending or threatened litigation or investigations if, in the opinion of counsel to the party granting access to such information, the presence of such designees would or might adversely affect the confidential nature of, or any privilege relating to, the matters being discussed, or (iii) matters involving an Acquisition Proposal; provided, however, that the foregoing exception shall not apply to any transaction proposed to be conducted by Purchaser pursuant to Section 4.2(i) hereof; provided, further, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made in this Agreement by the party granting access to such information. Neither party nor any of their Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the entity in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties will make appropriate and reasonable substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) From the date hereof until the Effective Time, the Company shall, and shall cause the Company’s Subsidiaries to, promptly provide Purchaser with (i) a copy of each report filed with a Governmental Entity, (ii) a copy of each periodic report to its senior management and all materials relating to its business or operations furnished to its Board of Directors, (iii) a copy of each press release made available to the public and (iv) all other information concerning its business, properties and personnel as Purchaser may reasonably request, provided that Purchaser shall not be entitled to receive reports or other documents relating to (x) matters involving this Agreement, (y) pending or threatened litigation or investigations if, in the opinion of counsel to the Company, the disclosure of such information would or might adversely affect the confidential nature of, or any privilege relating to, the matters being discussed, or (z) matters involving an Acquisition Proposal.

(c) The Company and Purchaser will not, and will cause its respective representatives not to, use any information and documents obtained in the course of the consideration of the consummation of the transactions contemplated by this Agreement, including any information obtained pursuant to this Section 5.3, for any purpose unrelated to the consummation of the transactions contemplated by this Agreement and to hold such information and documents in confidence and treat such information and documents as secret and confidential and to use all reasonable efforts to safeguard the confidentiality of such information and documents.

(d) The Company shall give notice, and shall cause New England Bank to give notice, to a designee of Purchaser, and shall invite such person to attend all regular and special meetings of the Board of Directors of the Company and New England Bank. The Company’s Disclosure Schedule sets forth the regularly scheduled meetings of the Boards of Directors of the Company and New England Bank to be held in 2012, which disclosure is hereby deemed to constitute notice of and an invitation to Purchaser’s designee to attend such meetings. Such designees shall have no right to vote and shall not attend sessions of the Boards of Directors or any committee thereof during which there is being discussed (i) matters involving this Agreement, (ii) pending or threatened litigation or investigations if, in the opinion of counsel to the Company, the presence of such designees would or might adversely affect the confidential nature of, or any privilege relating to, the matters being discussed, or (iii) matters involving an Acquisition Proposal.

(e) From and after the date hereof, representatives of Purchaser and the Company shall meet on a regular basis to discuss and plan for the conversion of the Company’s and its Subsidiaries’ data processing and related electronic informational systems to those used by Purchaser and its Subsidiaries with the goal of conducting such conversion simultaneously with the consummation of the Bank Merger or as soon thereafter as possible.

(f) Within ten (10) Business Days of the end of each calendar month, the Company shall provide Purchaser with an updated list of Loans described in Section 3.2(x)(vi).

(g) Company Information. The information regarding the Company and its Subsidiaries to be supplied by Company for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement-Prospectus (except for such portions thereof that relate only to Purchaser or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The information supplied, or to be supplied, by the Company for inclusion in applications to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by this Agreement shall be accurate in all material respects.

(h) Purchaser Information. The information regarding Purchaser and its Subsidiaries to be supplied by Purchaser for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement-Prospectus (except for such portions thereof supplied by the Company or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

5.4 Applications; Consents.

(a) The parties hereto shall cooperate with each other and shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof, all necessary applications, notices and filings to obtain all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement. The Company and Purchaser shall furnish each other with all information concerning themselves, their respective subsidiaries, and their respective subsidiaries’ directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any application, notice or filing made by or on behalf of Purchaser, the Company or any of their respective subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement. Purchaser and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on, all the information relating to Purchaser and the Company, as the case may be, and any of their respective subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity pursuant to this Section 5.4(a).

(b) As soon as practicable after the date hereof, each of the parties hereto shall, and they shall cause their respective Subsidiaries to, use its reasonable best efforts to obtain any consent, authorization or approval of any third party that is required to be obtained in connection with the transactions contemplated by this Agreement.

5.5 Antitakeover Provisions. The Company and its Subsidiaries shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt Purchaser, the Agreement, the Plan of Bank Merger, the Merger and the Bank Merger from any provisions of an antitakeover nature in the Company’s or its Subsidiaries’ Articles of Incorporation and bylaws, or similar organizational documents, and the provisions of any federal or state antitakeover laws.

5.6 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

5.7 Publicity. The initial press release announcing this Agreement shall be a joint press release. Thereafter the Company and Purchaser shall consult with each other prior to issuing any press releases or otherwise making public statements (including any written communications to stockholders) with respect to the Merger and any other transaction contemplated hereby and in making any filings with any Governmental Entity that are related to the transactions contemplated by this Agreement; provided, however, that nothing in this Section 5.7 shall be deemed to prohibit any party from making any disclosure which its counsel deems necessary in order to satisfy such party’s disclosure obligations imposed by law.

5.8 Stockholder Meetings.

(a) Purchaser and the Company will each submit to its respective stockholders this Agreement and any other matters required to be approved or adopted by stockholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Purchaser and the Company each will take, in accordance with applicable law and its Articles of Incorporation and bylaws, all action necessary to call, give notice of, convene and hold a meeting of its stockholders (the meeting of the stockholders of the Company referred to herein as the “Company Stockholder Meeting” and the meeting of the stockholders of Purchaser referred to herein as the “Purchaser Stockholder Meeting”) as promptly as practicable for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement. Each of Purchaser and, subject to Section 5.8(b), the Company shall, (i) through its Board of Directors, recommend to its stockholders adoption of this Agreement, (ii) include such recommendation in the Joint Proxy Statement-Prospectus and (iii) use commercially reasonable efforts to obtain from its stockholders a vote approving and adopting this Agreement.

(b) Notwithstanding anything in this Agreement to the contrary, at any time prior to the Effective Time, the Company’s Board of Directors may, if it concludes in good faith (after consultation with its outside legal advisors) that the failure to do so would cause it to violate its fiduciary duties under applicable law, withdraw, modify or change its recommendation that the stockholders of the Company approve this Agreement in a manner adverse to Purchaser (a “Change of Recommendation”); provided that prior to any such Change of Recommendation, the Company shall have complied in all material respects with Section 5.1, given Purchaser written notice promptly (and in any event within twenty-four (24) hours) advising it of the decision of the Company’s Board of Directors to take such action and, in the event the decision relates to an Acquisition Proposal, given Purchaser the material terms and conditions of the Acquisition Proposal, including the identity of the person making any such Acquisition Proposal or inquiry and the material terms of such Acquisition Proposal or inquiry; and provided, further, that in the event the decision relates to an Acquisition Proposal: (i) the Company shall have given Purchaser three (3) Business Days after delivery of such notice to propose revisions to the terms of this Agreement (or make another proposal) and if Purchaser proposes to revise the terms of this Agreement, the Company shall have negotiated, and shall have caused its financial and legal advisors to negotiate, in good faith with Purchaser with respect to such proposed revisions or other proposal; and (ii) the Company’s Board of Directors shall have determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Purchaser, if any, that such Acquisition Proposal constitutes a Superior Proposal. In the event the Company’s Board of Directors does not make the determination that such Acquisition Proposal constitutes a Superior Proposal and thereafter determines not to withdraw, modify or change its recommendation that the stockholders of the Company approve this Agreement in connection with a new Acquisition Proposal, the procedures referred to above shall apply anew and shall also apply to any subsequent withdrawal, amendment or change. In the event of any material revisions to the Acquisition Proposal that result in terms that are less favorable to the Company, the Company shall be required to deliver a new written notice to Purchaser and to again comply with the requirements of this Section 5.8(b) with respect to such new written notice, except that the three (3) Business Day period referred to above shall be reduced to two (2) Business Days. In addition to the foregoing, the Company shall not submit to the vote of its stockholders any Acquisition Proposal other than the Merger.

5.9 Registration of Purchaser Common Stock.

(a) As promptly as reasonably practicable following the date hereof, Purchaser shall prepare and file the Registration Statement with the SEC. The Registration Statement shall contain proxy materials relating to the matters to be submitted to each of Purchaser and the Company stockholders at the respective Stockholders Meeting, which shall also constitute the prospectus relating to the shares of Purchaser Common Stock to be issued in the Merger (such proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement-Prospectus”). The Company will furnish to Purchaser the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with Purchaser and approve the form of, and any characterizations of such information included in, the Registration Statement prior to its being filed with the SEC. Purchaser shall use reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Purchaser and the Company each will use reasonable best efforts to cause the Joint Proxy Statement-Prospectus to be mailed to its respective stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Purchaser will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of Purchaser Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement-Prospectus or the Registration Statement. If at any time prior to the Effective Time any information relating to Purchaser or the Company, or any of their respective affiliates, officers or directors, should be discovered by Purchaser or the Company which should be set forth in an amendment or supplement to any of the Registration Statement or the Joint Proxy Statement-Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by Purchaser with the SEC and disseminated by the Company to the stockholders of the Company.

(b) Purchaser shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of the Company and Purchaser shall furnish all information concerning it and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(c) Prior to the Effective Time, Purchaser shall notify The Nasdaq Stock Market of the additional shares of Purchaser Common Stock to be issued by Purchaser in exchange for the shares of Company Common Stock.

5.10 Notification of Certain Matters. Each party shall give prompt notice to the other of: (i) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; and (ii) any event, condition, change or occurrence which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect. Each of the Company and Purchaser shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

5.11 Employee Benefit Matters.

(a) Following the Effective Time, Purchaser shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of all persons who are employees of the Company and its Subsidiaries immediately prior to the Effective Time and whose employment is not specifically terminated at or prior to the Effective Time (a “Continuing Employee”) that, in the aggregate are substantially comparable to the employee benefit and compensation opportunities that are generally made available to similarly situated employees of Purchaser or its Subsidiaries; provided, however, in no event shall any Continuing Employee be eligible to participate in any frozen plan of Purchaser or its Subsidiaries.

(b) Prior to the Effective Time, the Company shall adopt resolutions, to the extent required, providing that the Company’s health and welfare plans as set forth on the Company’s Disclosure Schedule will be terminated effective immediately prior to the Effective Time (or such later date as requested by Purchaser in writing or as may be required to comply with any applicable advance notice or other requirements contained in such plans) and shall arrange for termination of all corresponding insurance policies, service agreements and related arrangements effective on the same date to the extent not prohibited by the terms of such arrangements, and provided that no Continuing Employee shall experience a gap in coverage. Notwithstanding the foregoing, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the Company’s health and welfare plans prior to the time such Continuing Employees or their dependents, as applicable, become eligible to participate in the health plans, programs and benefits common to all employees of Purchaser and its Subsidiaries and their dependents and, consequently, no Continuing Employee shall experience a gap in coverage. Continuing Employees who become covered under health plans, programs and benefits of Purchaser or any of its Subsidiaries shall receive credit for any co-payments and deductibles paid under the Company’s health plan for the plan year in which coverage commences under Purchaser’s health plan and shall not be subject to any preexisting conditions under any such plans. Terminated Company employees and qualified beneficiaries will have the right to continued coverage under group health plans of Purchaser in accordance with COBRA.

(c) Continuing Employees shall not receive prior service credit for benefit accrual purposes under any of Purchaser’s compensation and benefit plans, programs or policies, except for Purchaser’s vacation and sick leave programs. Continuing Employees will receive credit for service with Purchaser for purposes of vesting and determination of eligibility to participate in Purchaser’s 401(k) plan and Employee Stock Ownership Plan. The Company shall take all necessary and appropriate actions to cause the Company’s 401(k) plan to be frozen as to future contributions effective immediately prior to the Effective Time and the Purchaser shall take all necessary and appropriate actions to allow the Continuing Employees to participate in the Purchaser’s 401(k) Plan on the first day immediately following the Effective Time. If requested in writing by Purchaser, the Company will also take all necessary steps to terminate the Company’s 401(k) plan immediately prior to the Effective Time. Continuing Employees shall be eligible to participate in United Bank’s Annual Incentive Plan.

(d) Purchaser agrees that each full-time Company employee who is involuntarily terminated by Purchaser (other than for “Cause” as determined by Purchaser) or voluntarily resigns after being notified that, as a condition to employment, such Continuing Employee’s base salary will be materially decreased at the Effective Time or within one year of the Effective Time and who is not covered by a separate severance, change in control or employment agreement shall, upon executing an appropriate release in the form reasonably determined by Purchaser, receive a severance payment equal to two weeks of base pay (at the rate in effect on the termination date) for each year of service at the Company, with a maximum equal to 52 weeks of base pay. For purposes of calculating the number of years of service, fractional years of service shall be rounded up or down to the nearest full year, except no employee shall receive less than two weeks of base pay. For purposes of calculating base pay, Company employees who are paid on an hourly basis shall be deemed to have a base pay equal to the employee’s average weekly compensation over the two months prior to the termination date. For these purposes, “Cause” shall mean termination due to the employee’s personal dishonesty, willful misconduct, any breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than minor traffic violations or similar offenses) or final cease-and-desist order.

(e) Purchaser shall honor all obligations under the employment or change in control agreements as set forth in the Company’s Disclosure Letter 5.11(e), except to the extent superseded by agreements listed in Section 5.11(g) of this Agreement.

(f) ESOP. Subject to the occurrence of the Closing, the Company ESOP shall be terminated as provided in the Company ESOP (all shares of Company Common Stock held by the Company ESOP shall be converted into the right to receive the Merger Consideration, all accounts shall be fully vested, all outstanding indebtedness of the Company ESOP shall be repaid by delivering a sufficient number of shares of unallocated shares of Company Common Stock to the Company and the balance of the shares and any other assets remaining in the Company ESOP not allocated to a participant’s account shall be allocated as provided in the Company ESOP and distributed to Company ESOP participants after the receipt of a favorable determination letter from the IRS). Prior to the Effective Time, Company shall take all such actions as are necessary (determined in consultation with Purchaser) in order to submit the application for favorable determination letter in advance of the Effective Time, and following the Effective Time, Purchaser shall use its best efforts in good faith to obtain such favorable determination letter as promptly as possible (including, but not limited to, making such changes to the Company ESOP and the proposed allocations as may be required by the IRS as a condition to its issuance of a favorable determination letter). Company and following the Effective Time, Purchaser, will adopt such amendments to the Company ESOP to effect the provisions of this Section 5.11(f).

(g) Consulting, Noncompetition and Settlement Agreements. Purchaser, United Bank, the Company and New England Bank will enter into a separate settlement agreement, consulting agreement and noncompetition agreement with David J. O’Connor in the forms set forth in Section 5.1(g) of the Company Disclosure Letter, and which will be signed and dated by the parties on the same date that this Agreement is executed.

(h) Payments. Purchaser agrees that the Company shall be permitted to make bonus payments to such employees and officers of the Company in an aggregate amount not to exceed $152,000 for the purpose of encouraging such employees and officers to continue in the employ of the Company until the date the system conversion occurs. Such payments shall be allocated to such employees and officers of the Company as determined by the President and Chief Executive Officer of the Company in his sole discretion (it being understood and agreed that no amounts shall be allocated to David J. O’Connor), and shall be made on the date of the systems conversion. In addition, the parties agree that Purchaser may pay, or may direct the Company to pay, signing bonuses to certain employees and officers of the Company in exchange for their agreement to remain with the Purchaser.

5.12 Indemnification.

(a) From and after the Effective Time through the sixth anniversary of the Effective Time, Purchaser shall indemnify and hold harmless each of the current or former directors, officers or employees of the Company or any of its Subsidiaries (each, an “Indemnified Party”), and any person who becomes an Indemnified Party between the date hereof and the Effective Time, against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of the Company, any of its Subsidiaries or any of their respective predecessors or was prior to the Effective Time serving at the request of any such party as a director, officer, employee, trustee or partner of another corporation, partnership, trust, joint venture, employee benefit plan or other entity or (ii) any matters arising in connection with the transactions contemplated by this Agreement, to the fullest extent such person would have been indemnified or have the right to advancement of expenses pursuant to the Company’s Articles of Incorporation and bylaws as in effect on the date of this Agreement and as permitted by applicable law, and Purchaser and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to indemnification.

(b) Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any action, suit, proceeding or investigation described above, shall promptly notify Purchaser thereof. Any failure to so notify shall not affect the obligations of Purchaser under Section 5.12(a) unless and to the extent that Purchaser is actually prejudiced as a result of such failure.

(c) For a period of six (6) years following the Effective Time, Purchaser shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy with respect to claims against such persons arising from facts or events occurring at or prior to the Effective Time; provided, however, that in no event shall Purchaser be required to expend in the aggregate pursuant to this Section 5.12(c) more than 200% of the annual premiums currently paid by the Company for such insurance and, if Purchaser is unable to maintain such policy as a result of this proviso, Purchaser shall obtain as much comparable insurance as is available by payment of such time; provided further, that Purchaser may (i) request the Company to obtain an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance policy or (ii) substitute therefor “tail” policies the material terms of which, including coverage and amount, are no less favorable in any material respect to such person’s than the Company’s existing insurance policies as of the date hereof.

(d) In the event Purchaser or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) liquidates, dissolves, transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that such successor and assign of Purchaser and its successors and assigns assume the obligations set forth in this Section 5.12.

(e) The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

5.13 Stockholder Litigation. The Company shall give Purchaser the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Purchaser’s prior written consent (such consent not to be unreasonably withheld or delayed).

5.14 Board of Directors. Purchaser shall take all action necessary to appoint two members of the Company’s Board of Directors, who shall be David J. O’Connor and one additional individual selected by Purchaser after consultation with the Company, to the Boards of Directors of Purchaser and United Bank, effective immediately following the Effective Time.

5.15 Section 16 Matters. Prior to the Effective Time, Purchaser shall take all such steps as may be required to cause any acquisitions of Purchaser Common Stock resulting from the transactions contemplated by this Agreement by each director or officer of the Company who becomes subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Purchaser to be exempt under Rule 16b-3 promulgated under the Exchange Act. The Company agrees to promptly furnish Purchaser with all requisite information necessary for Purchaser to take the actions contemplated by this Section 5.15.

5.16 Dividends. After the date of this Agreement, each of Purchaser and the Company shall coordinate with the other the payment of dividends with respect to Purchaser Common Stock and the Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Purchaser Common Stock and the Company Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Purchaser Common Stock and/or Company Common Stock or any shares of Purchaser Common Stock that any such holder receives in exchange for such shares of Company Common Stock in the Merger.

5.17 Assumption by Purchaser of Certain Obligations. At or before the Closing, Purchaser shall deliver agreements or supplemental indentures as required and in a form reasonably satisfactory to the Company and the Trustee named in such agreements and indentures, as of the Effective Time, in order to assume expressly the due and punctual performance and observance of each and every covenant, agreement and condition (insofar as such covenant, agreement or condition is to be performed and observed by the Company) of the indentures, trust agreements and guarantee agreements entered into by the Company, each as more specifically identified on Section  5.17 of the Company’s Disclosure Schedule.

ARTICLE VI

CONDITIONS TO CONSUMMATION

6.1 Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the following conditions:

(a) Stockholder Approval. This Agreement shall have been approved by the requisite vote of each of Purchaser’s and the Company’s stockholders in accordance with applicable laws and regulations.

(b) Regulatory Approvals. All approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired or been terminated.

(c) No Injunctions or Restraints; Illegality. No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger or the Bank Merger and no Governmental Entity shall have instituted any proceeding for the purpose of enjoining or prohibiting the consummation of the Merger, the Bank Merger or any transactions contemplated by this Agreement. No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(d) Third Party Consents. Purchaser and the Company shall have obtained the consent or approval of each person (other than the governmental approvals or consents referred to in Section 6.1(b)) whose consent or approval shall be required to consummate the transactions contemplated by this Agreement, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser (after giving effect to the consummation of the transactions contemplated hereby).

(e) Registration Statement; Blue Sky Laws. The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement, and Purchaser shall have received all required approvals by state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement.

(f) Nasdaq. Purchaser shall have filed with the Nasdaq Stock Market a notification form for the listing of all shares of Purchaser Common Stock to be delivered as Merger Consideration, and the Nasdaq Stock Market shall not have objected to the listing of such shares of Purchaser Common Stock.

(g) Tax Opinion. Purchaser and the Company shall have received written opinions of Kilpatrick Townsend & Stockton LLP and Luse Gorman Pomerenk & Schick, P.C., respectively, dated as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to Purchaser and the Company, as the case may be, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and (ii) Purchaser and the Company will each be a party to that reorganization within the meaning of Section 368(b) of the IRC. Such opinions may be based on, in addition to the review of such matters of fact and law as counsel considers appropriate, representations contained in certificates of officers of Purchaser, the Company and others.

6.2 Conditions to the Obligations of Purchaser. The obligations of Purchaser to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by Purchaser:

(a) The Company’s Representations and Warranties. Subject to the standard set forth in Section 3.1, each of the representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b) Performance of the Company’s Obligations. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Purchaser shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of the Company to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to the Company.

(e) Burdensome Condition. None of the approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall contain any condition or requirement that would so materially and adversely impact the economic or business benefits to Purchaser of the transactions contemplated hereby that, had such condition or requirement been known, Purchaser would not, in its reasonable judgment, have entered into this Agreement.

6.3 Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by the Company:

(a) Purchaser’s Representations and Warranties. Subject to the standard set forth in Section 3.1, each of the representations and warranties of Purchaser contained in this Agreement and in any certificate or other writing delivered by Purchaser pursuant hereto shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b) Performance of Purchaser’s Obligations. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of Purchaser to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to Purchaser.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party, either before or after any requisite stockholder approval:

(a) by the mutual written consent of Purchaser and the Company; or

(b) by either Purchaser or the Company, in the event of the failure of (i) the Company’s stockholders to approve the Agreement at the Company Stockholder Meeting; provided, however, that the Company shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.8 (subject to Section 5.8(b)) or (ii) Purchaser’s stockholders to approve the Agreement at the Purchaser Stockholder Meeting; provided, however, that Purchaser shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.8; or

(c) by either Purchaser or the Company, if either (i) any approval, consent or waiver of a Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been denied and such denial has become final and non-appealable or (ii) any court or other Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement; or

(d) by either Purchaser or the Company, in the event that the Merger is not consummated by February 28, 2013, unless the failure to so consummate by such time is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; or

(e) by either Purchaser or the Company (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach of any covenant or agreement on the part of the other party set forth in this Agreement, or if any representation or warranty of the other party shall have become untrue, in either case such that the conditions set forth in Sections 6.2(a) and (b) or Sections 6.3(a) and (b), as the case may be, would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach or making such untrue representation or warranty; or

(f) by Purchaser, if (i) the Company shall have materially breached its obligations under Section 5.1 or Section 5.8 or (ii) if the Board of Directors of the Company does not publicly recommend in the Joint Proxy Statement-Prospectus that stockholders approve and adopt this Agreement or if, after recommending in the Joint Proxy Statement-Prospectus that stockholders approve and adopt this Agreement, the Board of Directors effects a Change of Recommendation.

(g) by the Company, at any time during the five-day period following the Determination Date, if both of the following conditions are satisfied:

(i) The number obtained by dividing the Average Closing Price by the Starting Price (the “Purchaser Ratio”) shall be less than 0.875; and

(ii) The Purchaser Ratio shall be less than the number obtained by dividing (x) the Average Index Value by (y) the Starting Index Value and subtracting 0.125 from such quotient (such number being referred to herein as the “Index Ratio”);

subject, however, to the following three sentences. If the Company elects to exercise its termination right pursuant to this Section, it shall give written notice to Purchaser (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five-day period). During the five-day period commencing with its receipt of such notice, Purchaser shall have the option to increase the Exchange Ratio (calculated to the nearest ten-thousandth) to equal the lesser of (x) a number (rounded to the nearest ten-thousandth) obtained by dividing (A) the product of the Starting Price, 0.875 and the Exchange Ratio by (B) the Average Closing Price and (y) a number (rounded to the nearest ten-thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the Purchaser Ratio. If Purchaser so elects within such five-day period, it shall give prompt written notice to the Company of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified).

For purposes of this Section 7.1(g), the following terms shall have the meaning ascribed to them below.

“Average Closing Price” means the average of the closing prices of a share of Purchaser Common Stock as reported on the Nasdaq Stock Market for the ten consecutive trading days ending on the trading day prior to the Determination Date, rounded to the nearest whole cent.

“Average Index Value” means the average closing values of the Index for the ten consecutive trading days ending on the trading day prior to the Determination Date.

“Determination Date” means the later of (i) the date on which the last required approval of a Governmental Entity is obtained with respect to the Merger and the Bank Merger, without regard to any requisite waiting period in respect thereof, or (ii) the date on which the stockholders of the Company approve the Agreement.

“Index” means the NASDAQ Bank Index.

“Starting Index Value” means the closing value of the Index on the last trading day immediately preceding the date of the first public announcement of the entry into this Agreement.

“Starting Price” means the closing price of Purchaser Common Stock on the last trading day immediately preceding the date of the first public announcement of the entry into this Agreement.

(h) by the Company, at any time prior to the adoption and approval of this Agreement by the Company’s stockholders, in order to enter into an agreement with respect to a Superior Proposal, but only if (i) the Company’s Board of Directors has determined in good faith based on the advice of legal counsel that failure to take such action would cause the Board of Directors to violate its fiduciary duties under applicable law, and (ii) the Company has not materially breached its obligations under Section 5.1.

7.2 Termination Fee.

(a) In the event of termination of this Agreement by the Company pursuant to Section 7.1(h), the Company shall make payment to Purchaser of a termination fee of $3,167,500.

(b) In the event of termination of this Agreement by Purchaser pursuant to Section 7.1(f), so long as at the time of such termination Purchaser is not in material breach of any representation, warranty or material covenant contained herein, the Company shall make payment to Purchaser of a termination fee of $3,167,500.

(c) If (i) this Agreement is terminated (A) by either party pursuant to Section 7.1(b)(i) or (B) by Purchaser pursuant to Section 7.1(e) if the breach giving rise to such termination was knowing or intentional, and (ii) at the time of such termination Purchaser is not in material breach of any representation, warranty or material covenant contained herein, and (iii) prior to the Company Stockholder Meeting (in the case of termination pursuant to Section 7.1(b)(i)) or the date of termination (in the case of termination pursuant to Section 7.1(e)), an Acquisition Proposal has been publicly announced, disclosed or communicated and (iv) within twelve (12) months of such termination the Company shall consummate or enter into any agreement with respect to the Acquisition Proposal set forth in clause (iii) of this Section 7.2(c), then the Company shall make payment to Purchaser of a termination fee of $3,167,500.

(d) The fee payable pursuant to Section 7.2(a) or (b) shall be made by wire transfer of immediately available funds at the time of termination. Any fee payable pursuant to Section 7.2(c) shall be made by wire transfer of immediately available funds within two (2) Business Days after notice of demand for payment. The Company and Purchaser acknowledge that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Purchaser would not enter into this Agreement. The amount payable by the Company pursuant to Sections 7.2(a), (b) or (c) constitutes liquidated damages and not a penalty and shall be the sole remedy of Purchaser in the event of termination of this Agreement or on the bases specified in such sections.

7.3 Effect of Termination. In the event of termination of this Agreement by either Purchaser or the Company as provided in Section 7.1, this Agreement shall forthwith become void and, subject to Section 7.2, have no effect, and there shall be no liability on the part of any party hereto or their respective officers and directors, except that (i) Sections 5.3(c), 7.2 and 8.6, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

ARTICLE VIII

CERTAIN OTHER MATTERS

8.1 Interpretation. When a reference is made in this Agreement to Sections or Exhibits such reference shall be to a Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to gender in this Agreement shall be deemed to include any other gender.

8.2 Survival. Only those agreements and covenants of the parties that are by their terms applicable in whole or in part after the Effective Time, including Section 5.12 of this Agreement, shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed to be conditions of the Agreement and shall not survive the Effective Time.

8.3 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be: (i) waived in writing by the party benefited by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the stockholders of the Company, no amendment or modification may be made that would reduce the amount or alter or change the kind of consideration to be received by holders of Company Common Stock or that would contravene any provision of the MGCL or the applicable state and federal banking laws, rules and regulations.

8.4 Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument. A facsimile or other electronic copy of a signature page shall be deemed to be an original signature page.

8.5 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Maryland, without regard to conflicts of laws principles.

8.6 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.7 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), by email, by registered or certified mail (return receipt requested) or by commercial overnight delivery service, or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Purchaser, to:

United Financial Bancorp, Inc.
95 Elm Street
West Springfield, Massachusetts 01089
Facsimile:	(413) 731-8129
Email:	rcollins@bankatunited.com
Attention:	Richard B. Collins
President and CEO

With copies to:

Kilpatrick Townsend & Stockton LLP
607 14th Street, NW, Suite 900
Washington, DC 20005
Attention:	Scott A. Brown
Email:	scbrown@kilpatricktownsend.com

If to the Company, to:

New England Bancshares, Inc.
855 Enfield Street
Enfield, Connecticut 06082
Facsimile:	(860) 253-4041
Attention:	David J. O’Connor
President and CEO

With copies to:

Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, NW, Suite 780
Washington, DC 20015
Attention:	Lawrence M.F. Spaccasi
Email:	lspaccasi@luselaw.com

8.8 Entire Agreement; etc. This Agreement, together with the Disclosure Letters, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except for Section 5.12, which confers rights on the parties described therein, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

8.9 Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the written consent of the other party.

[Signature page follows]

In Witness Whereof, the parties hereto have caused this Agreement and Plan of Merger to be executed by their duly authorized officers as of the date first above written.

United Financial Bancorp, Inc.

By:	/s/ Richard B. Collins
Richard B. Collins
President and Chief Executive Officer

New England Bancshares, Inc.

By:	/s/ David J. O’Connor
David J. O’Connor
President and Chief Executive Officer

ANNEX B

May 30, 2012

Board of Directors

United Financial Bancorp, Inc

95 Elm Street

P.O. Box 9020

West Springfield, MA 01090

Members of the Board:

Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus” or “we”) has been advised that United Financial Bancorp, Inc. (“UBNK” or the “Company”) is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”) with New England Bancshares, Inc. (“NEBS”), pursuant to which NEBS will be merged with and into UBNK with UBNK continuing as the surviving corporation. As a result, each issued and outstanding share of NEBS Common Stock, $0.01 par value per share (the “Shares”, other than Excluded Shares as defined in the Merger Agreement), shall be converted into the right to receive 0.9575 of a share of UBNK common stock and each outstanding option to acquire Shares shall be converted into the right to receive the difference of $15.50 per Share in cash less the respective exercise price and together shall be referred to herein as the “Merger Consideration”), pursuant to the terms and conditions more fully set forth in the Merger Agreement (the “Merger”).

You have requested Stifel Nicolaus’ opinion, as investment bankers, as to the fairness, from a financial point of view, to UBNK of the Merger Consideration to be paid by UBNK to the holders of Shares in connection with the Merger pursuant to the Merger Agreement (the “Opinion”).

In rendering our Opinion, we have, among other things:

(i)	reviewed and analyzed a draft copy of the Merger Agreement received May 29, 2012;

(ii)	reviewed and analyzed the audited consolidated financial statements of UBNK for the three years ended December 31, 2011 and unaudited consolidated financial statements of UBNK for the quarter ended March 31, 2012;

(iii)	reviewed and analyzed the audited consolidated financial statements of NEBS for the fiscal three years ended March 31, 2011 and the unaudited consolidated financial statements of NEBS for the quarter and year ended March 31, 2012.

(iv)	reviewed certain non-publicly available information concerning UBNK, including internal financial analyses and forecasts prepared by its management, and held discussions with UBNK’s senior management regarding recent developments;

STIFEL, NICOLAUS & COMPANY, INCORPORATED

ONE FINANCIAL PLAZA | ST. LOUIS, MISSOURI 63102 | (314) 342-2000 | WWW.STIFEL.COM

MEMBER SIPC AND NYSE

Board of Directors – United Financial Bancorp, Inc.

May 30, 2012

(v)	reviewed certain non-publicly available information concerning NEBS, including internal financial analyses and forecasts prepared by its management, and held discussions with NEBS’ senior management regarding recent developments;

(vi)	reviewed and analyzed certain other publicly available information concerning UBNK and NEBS;

(vii)	held discussions with UBNK’s senior management, including estimates of certain cost savings, operating synergies, merger charges and the pro forma financial impact of the Merger on UBNK;

(viii)	participated in certain discussions and negotiations between representatives of UBNK and NEBS;

(ix)	reviewed the publicly reported prices and trading activity of the equity securities of UBNK and NEBS;

(x)	analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our analysis;

(xi)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis;

(xii)	conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion;

(xiii)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger prepared by the management of UBNK and NEBS respectively; and

(xiv)	took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the banking industry generally.

We are a financial advisor only and have relied upon, without independent verification, the assessment of UBNK and NEBS and their accounting, legal, tax or regulatory advisors with respect to accounting, legal, tax or regulatory matters. In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel Nicolaus, by or on behalf of UBNK or NEBS, or that was otherwise reviewed by Stifel Nicolaus and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts or projections provided or supplied to us by UBNK and NEBS (including, without limitation, potential cost savings, operating synergies and merger charges), we have assumed that they were reasonably prepared based upon the best currently available estimates and judgments of the management of UBNK and NEBS, as applicable, as to the future operating and financial performance of UBNK and NEBS, as applicable, and that they provided a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel Nicolaus has relied on this projected information without independent verification or analysis and does not in any respect assume any responsibility for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either UBNK or NEBS since the date of the last financial statements of each company made available to us. We have also assumed, without independent verification and with your consent, that the aggregate allowances and fair value credit marks for loan losses set forth in the respective financial statements of UBNK and NEBS and assumed by management with respect to acquisition accounting principles

Board of Directors – United Financial Bancorp, Inc.

May 30, 2012

are in the aggregate adequate to cover all such losses. We did not make or obtain any independent evaluation, appraisal or physical inspection of either UBNK’s or NEBS’ assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets. We also did not make or verify any independent evaluation of the fair value interest rate or credit adjustments (or the amortization periods of those adjustments) on NEBS’ balance sheet which management incorporated into its analysis, nor did we review loan or credit files of UBNK or NEBS. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel Nicolaus assumes no responsibility for their accuracy. We relied on advice of UBNK’s counsel as to certain legal and regulatory matters with respect to UBNK, the Merger Agreement and the Merger and other transactions and other matters contained or contemplated therein. We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Merger will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party or changes to the structure of the Merger pursuant to the respective sections of the Merger Agreement, and that obtaining any necessary regulatory and shareholder approvals or satisfying any other conditions for consummation of the Merger will not have an adverse effect on the Company or NEBS.

Our Opinion is limited to whether the Merger Consideration to be paid by the Company to the holders of Shares is fair to the Company, from a financial point of view. Our Opinion does not consider, include or address: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Company’s Board or the Company; (ii) the legal, tax, regulatory or accounting consequences of the Merger on the Company, NEBS or their respective shareholders including, without limitation, whether or not the Merger will qualify as a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code; (iii) any advice or opinions provided by any other advisor to the Company or NEBS; (iv) the fairness of the amount or nature of any compensation to be paid to any of the Company’s or NEBS’ officers, directors or employees, or class of such persons, relative to the Merger Consideration to be paid to the holders of Shares; or (v) the related merger between New England Bank (“NEB”), a wholly-owned subsidiary of NEBS, and United Bank (“UB”), a wholly-owned subsidiary of the Company, contemplated by the Merger Agreement or any separate merger or other agreement(s) contemplated to be entered into by the Company, NEBS, NEB and/or UB relating to such transaction. Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which UBNK’s or NEBS’ securities will trade following public announcement or consummation of the Merger.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of May 30, 2012. It is understood that subsequent developments may affect the conclusions reached in this Opinion and that Stifel Nicolaus does not have any obligation to update, revise or reaffirm this Opinion. Our Opinion is solely for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Merger and is not to be relied upon by any shareholder of the Company or NEBS or any other person or entity. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Merger or to any shareholder of UBNK or NEBS as to how any such shareholder should vote at any shareholders’ meeting at which the Merger is considered, or whether or not any UBNK or NEBS shareholders should (i) enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger, or (ii) exercise any dissenters’ or appraisal rights that may be available to such shareholder. In addition, the Opinion does not compare the relative merits of the Merger with any other alternative transaction or business strategy which may have been available to the Board or the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Merger.

Board of Directors – United Financial Bancorp, Inc.

May 30, 2012

Stifel Nicolaus has acted as financial advisor to Company in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the completion of the Merger (the “Advisory Fee”). We will also receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Merger (the “Opinion Fee”). In addition, Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the past, Stifel Nicolaus has provided certain investment banking and other services to the Company, including acting as buyside financial advisor in 2009 in connection with a merger transaction, for which we have received customary compensation. In addition, the Company separately has engaged Stifel Nicolaus as the Company’s financial advisor in connection with matters unrelated to the Merger for which we have received customary fees and may be entitled to additional compensation in the future. Other than the foregoing, there are no other material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel Nicolaus and any party to the Merger. Stifel Nicolaus may seek to provide investment banking or other services to the Company or its affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel Nicolaus may trade UBNK’s or NEBS’ securities for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Stifel Nicolaus’ Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel Nicolaus be made, without our prior written consent, except in accordance with the terms and conditions of Stifel Nicolaus’ engagement letter agreement with UBNK, except that a copy of this opinion may be included in its entirety in any filing UBNK or NEBS are required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid by the Company to holders of Shares in connection with the Merger pursuant to the Merger Agreement is fair to the Company, from a financial point of view.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

ANNEX C

May 30, 2012

Board of Directors

New England Bancshares, Inc.

New England Bank

855 Enfield Street

Enfield, CT 06082

Dear Board Members:

You have requested our written opinion, as an independent financial advisor to New England Bancshares, Inc. (“NEBS”) as to the fairness, from a financial point of view to NEBS and its stockholders, of the consideration as proposed in the Agreement and Plan of Merger by and among United Financial Bancorp, Inc. (“UBNK”) and NEBS (the “Agreement”), pursuant to which NEBS will merge with UBNK and New England Bank will merge with United Bank.

Pursuant to the Agreement, NEBS stockholders shall receive 0.9575 shares of UBNK’s stock for each share of NEBS outstanding and all stock options will be cashed-out. Based upon UBNK’s closing price of $15.23 per share on May 25, 2012, the aggregate deal value is $87 million.

In general, FinPro Capital Advisors, Inc. (“FCA”) provides valuation and merger advisory services to the bank and thrift industry, including appraisals and valuations of bank and thrift institutions and their securities in connection with mergers, acquisitions and other securities transactions. FCA has knowledge of and experience with the New England bank and thrift market and financial institutions operating in this market. NEBS’ Board chose FCA because of its expertise, experience and familiarity with the bank and thrift industry.

NEBS retained FCA to advise the Board of Directors of NEBS in connection with its merger and acquisition activities. Pursuant to its engagement, FCA will be paid a fee for rendering its fairness opinion relating to the merger. FCA acted as financial advisor to NEBS in connection with the merger and will receive total advisory fees equal to 0.80% of the Aggregate Merger Price or approximately $700 thousand, a large portion of which is contingent upon the consummation of the merger. Additionally, NEBS has agreed to reimburse FCA for its out-of-pocket expenses and has agreed to indemnify FCA and certain related persons against certain liabilities possibly incurred in connection with the services performed.

FCA has never provided services to NEBS prior to the engagement referenced above and has never provided services to UBNK. FCA’s parent FinPro, Inc. has provided professional consulting services to NEBS. The fees paid to FinPro, Inc. by NEBS for such services are not material relative to FinPro, Inc.’s annual gross revenues. FinPro, Inc. provides professional consulting services to UBNK. The fees paid to FinPro, Inc. by UBNK for such services are not material relative to FinPro, Inc.’s annual gross revenues.

In connection with its opinion, FCA reviewed and considered, among other things:

•	the Agreement and the exhibits thereto;

•	historic changes in the market for bank and thrift stocks;

•	both NEBS’ and UBNK’s trading history;

•	trends and changes in the financial condition and results from operations of NEBS and UBNK;

20 Church Street  —  P.O. Box 323  —  Liberty Corner, NJ 07938-0323

  —  Tel: 908.604.9336  —  Fax: 908.604.5951 FinPro Capital Advisors, Inc. (Member FINRA/SIPC) is a wholly owned subsidiary of FinPro, Inc.

C-1

Fairness Opinion as May 30, 2012	Page: 2

•	New England Bank and United Bank’s March 31, 2012 CALL reports;

•	NEBS’ and UBNK’s 2010 and 2011 annual reports;

•	NEBS’ and UBNK’s current strategic plans; and

•	NEBS’ and UBNK’s 2011 and 2012 SEC filings.

We also had discussions with the management of NEBS and UBNK regarding their financial results and have analyzed the most current financial data available for NEBS and UBNK. In addition, we considered financial studies, analyses and investigations and economic and market information that we deemed relevant. We also considered the potential pro forma financial impact of the acquisition. We analyzed the trading values of NEBS and UBNK relative to comparable financial institutions.

We considered certain financial data of NEBS and compared that data to other banks, thrifts and their holding companies that were recently merged or acquired. Furthermore, we considered the financial terms of these business combinations involving these banks and their holding companies. We considered a range of potential investment values for NEBS’ shares on a present basis assuming the successful execution of their strategic plan.

FCA did not independently verify the financial data provided by or on behalf of NEBS or UBNK, but instead relied upon and assumed the accuracy and completeness of the data provided.

FCA expresses no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the transaction relative to the consideration to be paid to NEBS shareholders in the transaction or with respect to the fairness of any such compensation. The issuance of this opinion has been approved by our Fairness Opinion Committee.

In reaching our opinion, we took into consideration the financial benefits of the proposed transaction to NEBS stockholders. Based on all factors deemed relevant and assuming the accuracy and completeness of the information and data provided by NEBS and UBNK, it is FCA’s opinion as of this date, the merger consideration being offered by UBNK is fair, from a financial point of view, to NEBS and its stockholders.

Respectfully Submitted,

FinPro Capital Advisors, Inc.

Liberty Corner, New Jersey

20 Church Street  —  P.O. Box 323  —  Liberty Corner, NJ 07938-0323  —  Tel: 908.604.9336  —  Fax: 908.604.5951

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